Form 10-K405, Exhibit 13
period 1996-12-28
TRACTOR SUPPLY CO /DE/
filed 1997-03-21
CIK 916365

                          [TRACTOR SUPPLY CO. LOGO]


                                 COVER PAGE







[Pictures:   Products]









[Picture:  Tractor Supply Company  Sign]








We are the largest retail farm store
chain in America.  We doubled our
business over the past five years
and our goal is to double it again
over the next five years by:


-   Building a strong, efficient infrastructure;
-   Focusing the merchandise offering; and
-   Expanding into new and existing markets.

                                                        1996 ANNUAL REPORT

--------------------------------------------------------------------------------



                                      MAP

                             Total Number of Stores

                                  at Year End

                                  (Per State)



--------------------------------------------------------------------------------




                                          NUMBER OF STORES BY STATE


Texas            29          Iowa             10          Nebraska           6           Maryland          2
Ohio             28          Kentucky         10          North Carolina     6           Mississippi       1
Michigan         21          North Dakota      8          Missouri           5           Montana           1
Indiana          17          Kansas            7          Pennsylvania       5           New York          1
Tennessee        17          Arkansas          6          South Dakota       4           Oklahoma          1
Illinois         12          Minnesota         6          Virginia           4           Wisconsin         1






                                COMPANY PROFILE

Since its founding as a mail order tractor parts business in 1938, Tractor Supply Company has grown to be the largest operator of retail farm stores in America. The Company supplies the daily farming and maintenance needs of its target customers: hobby, part-time and full-time farmers, as well as suburban customers, contractors and tradesmen. At the close of fiscal 1996, the Company operated 208 retail farm stores in 24 states. Tractor Supply Company stores typically range in size from 12,000 to 14,000 square feet of inside space and utilize at least as many square feet of outside selling space. An average store displays a comprehensive selection of over 12,000 different products including farm maintenance products (fencing, tractor parts and accessories, agricultural spraying equipment and tillage parts); animal products (specialty feeds, supplements, medicines, veterinary supplies and livestock feeders); general maintenance products (air compressors, welders, generators, pumps, plumbing and tools); lawn and garden products (riding mowers, tillers and fertilizers); light truck equipment; and work clothing. The stores are located in rural communities and in the outlying areas of large cities where farming is a significant factor in the local economy. The Company employs approximately 2,500 people. Tractor Supply Company has been a public company since February 1994. Its stock is traded on The Nasdaq National Market under the symbol "TSCO".

                             TRACTOR SUPPLY COMPANY


                              FINANCIAL HIGHLIGHTS
                       (in thousands, except where noted)



                                                                     FISCAL YEAR             PERCENT
                                                              ------------------------       INCREASE
                                                                1996            1995        (DECREASE)
                                                              -------         --------      ----------
OPERATING RESULTS:
   Net sales .............................................    $449,029        $383,903        17.0
   Income before income taxes ............................      22,081          20,815         6.1
   Net income ............................................      13,236          12,522         5.7
   Net income per share ($) ..............................        1.50            1.40         7.1
FINANCIAL POSITION:
   Total assets ..........................................     195,582         174,129        12.3
   Cash and short-term investments .......................      12,948           5,087       154.5
   Stockholders' equity ..................................      92,966          79,951        16.3
   Long-term debt to equity (%)...........................        22.8            32.3       (29.4)
STATISTICS:
   Number of stores (#) ..................................         208             185        12.4
   Square footage at year-end ............................       2,544           2,238        13.7
   Average sales per store ...............................       2,159           2,075         4.0
   Net sales per square foot ($) .........................         185             178         3.9


GRAPHS
---------------



Net Sales (in millions)            Income From Operations  (in millions)
-----------------------            -------------------------------------
1996      $449.0                   1996       $24.4
1995      $383.9                   1995       $22.5
1994      $330.0                   1994       $20.6
1993      $279.2                   1993       $15.3
1992      $251.5                   1992       $12.6


Net Income (in millions)           Five Year Compound Growth Rate
------------------------           ------------------------------
1996      $13.2                    Net Sales                15.8%
1995      $12.5                    Income from Operations   18.2%
1994      $11.3                    Net Income               34.4%
1993      $ 6.9
1992      $ 4.9

                             TRACTOR SUPPLY COMPANY


                             LETTER TO STOCKHOLDERS

WE HAVE THE NUMBER ONE POSITION IN A VERY UNIQUE MARKET NICHE SERVING THE BASIC MAINTENANCE NEEDS OF AMERICA'S FARMERS AND RANCHERS. LAST YEAR WE MADE TREMENDOUS PROGRESS BY CONTINUING TO BUILD A STRONG, EFFICIENT INFRASTRUCTURE. TRACTOR SUPPLY IS TAKING MAJOR STEPS TO REJUVENATE THE MERCHANDISE MIX TO OFFER AN EVEN MORE FOCUSED ASSORTMENT OF PRODUCTS OF STILL GREATER VALUE. WE CURRENTLY HAVE IDENTIFIED MORE THAN 200 NEW MARKETS FOR OUR EXPANSION. WE ARE PROUD OF THE CONTINUED DEVELOPMENT OF OUR MANAGEMENT TEAM AT EVERY LEVEL AND ARE CONFIDENT THAT WE HAVE THE TALENT AND THE SPIRIT TO DRIVE THIS BUSINESS BEYOND THE EXPECTATIONS OF MOST.

Tractor Supply Company achieved record sales, record net income, and opened more new stores than ever in 1996. Total sales for the year were $449.0 million, up 17.0% and net income was $13.2 million, up 5.7%. We added 23 new stores and operated 208 stores in 24 states, almost twice as many as our nearest competitor.

Industry Leader
We have the number one position in a very unique market niche serving the basic maintenance needs of America's farmers and ranchers. We have great confidence in the future potential of this market and will continue to expand and grow by increasing sales at existing stores and by opening new stores in markets that meet our demographic criteria.

Building the Foundation
Last year we made tremendous progress by continuing to build our strong growth infrastructure. New store performance is excellent, our new store computer system is performing above expectations, turnover of store managers is at record low levels, logistics support is outstanding, improved inventory controls are yielding better in stock positions and lower inventories, and we are now on the Internet at "http://www.tractorsupplyco.com".

Last fall we rolled out state of the art Point-of-Sale systems for all stores in less than three months. The new systems have already reduced checkout time and streamlined administrative functions at the stores and at our support center. The nearly completed financial systems are yielding similar efficiencies. We are focused on making prudent long-term investments in technology that will give us competitive advantages and operating efficiencies.

This is the second consecutive year of record low turnover of store managers which speaks very well of the strength of the management team. Low turnover of store managers translates to stability of the sales force which further solidifies and strengthens the organization. We continue our emphasis on quality recruiting, management education for our leaders and product training for all associates.

Rejuvenating the Merchandise Mix
Tractor Supply is taking major steps to rejuvenate the merchandise mix to offer an even more focused assortment of products at still greater value. We are substantially accelerating the changes in our offering to better serve the basic maintenance needs of out target customer. There are more product innovations in place now than in several years and more are on the way. We know that merchandising drives sales and are confident that our renewed efforts will produce stronger sales growth in 1997 and going forward.

Dynamic Future
Last year we added 23 new stores in eight states (including two new states:
Oklahoma and Virginia) which increased the total store count to over 200 for the first time. Most of the 25 new stores planned for 1997 will be located in or near existing market areas and the majority will open during the first few months of the year. Sales from new stores continue to outperform the existing store base and become profitable during the first twelve months of operation.

We are proud of the continued development of our management team at every level and are confident that we have the talent and the spirit to drive this business beyond the expectations of most. We are determined to substantially improve our sales performance this year.

Tractor Supply Company has a very unique and special niche in the retail marketplace serving America's farmers and ranchers. We are proud of what we do, we are winners, and this year we will prove it once again.

Joe Scarlett                                 Gerry Newkirk
Chairman of the Board and                    President and
Chief Executive Officer                      Chief Operating Officer

                             TRACTOR SUPPLY COMPANY


                                  OUR BUSINESS

Tractor Supply Company is the largest farm store chain in America operating 208 stores in 24 states at the end of 1996. Stores typically range in size from 12,000 to 14,000 square feet of inside selling space and utilize at least as many square feet of outside selling space. Our business strategy is to provide a comprehensive, competitively priced selection of farming and maintenance products that meet the needs of our target customers: hobby, part-time and full-time farmers, as well as suburban homeowners, contractors and tradesmen.

An average store displays a wide selection of over 12,000 different items including farm maintenance products (fencing, tractor parts and accessories, agricultural spraying and tillage parts); animal products (specialty feeds, supplements, medicines, veterinary supplies and livestock feeders); general maintenance products (air compressors, welders, generators, pumps, plumbing and tools); lawn and garden products (riding mowers, tillers and fertilizers); light truck equipment and work clothing. Our principal mission is to be the most dependable supplier of basic maintenance needs to America's farmers and ranchers.






[PICTURE:  Bob Young]






Communication:  New Store Coordinator Bob Young
Bob Young, Tractor Supply Company's New Store Coordinator, is the liaison between each new store's management team and all other support functions within the organization. Bob was promoted to this position in May 1994, shortly after the Company completed its initial public offering, to direct the Company's new store opening program. By working closely with all members of the team, Bob has been able to successfully direct the many facets of each new store opening, which range from ordering fixtures and merchandise, as necessary, to the distribution of all new store materials (such as forms, manuals, and point-of-purchase information). In many cases, Bob assisted in developing the process itself (such as the Company's "New Store Book" that details the daily events leading up to the opening date). Each new store is a significant event to Bob. By making the connection between support functions and local store management work during the store opening process, Bob contributes greatly to a new store's success.

BUILDING THE STRONG, EFFICIENT INFRASTRUCTURE

The first key component of our growth and expansion plans is to continually develop a strong, efficient infrastructure. Two critical elements in this area are the ongoing development of our associates and the utilization of technology to create competitive advantage and improve operating efficiencies. We made significant progress on both fronts during 1996.

The most important element of building the foundation for our future is developing our people. We are dedicated to recruiting, training and retaining the best and most knowledgeable associates in our industry. In 1996, we successfully recruited and/or promoted record numbers of associates throughout the organization. We also trained record numbers of associates with programs ranging from full management training programs for developing store managers to product training for all associates. We have established incentive compensation programs at all levels within our organization which we believe further enhance our ability to attract and retain qualified associates. This ongoing commitment to the development of our associates led to record low turnover of store managers for the second year in a row.

                             TRACTOR SUPPLY COMPANY


A second key element in building the foundation for our future is wisely using technology. Several major milestones were achieved on the technology front in 1996. First, we successfully completed the roll-out of state of the art point-of-sale systems to all stores. The new point-of-sale systems have already reduced check-out time, streamlined administrative functions at the store and the store support center, and improved inventory control. Benefits of the new systems include scanning, on-line exception receiving, full price look-up capabilities, and elimination of many manual processes, to name just a few. We also completed the upgrade of several financial systems during 1996 and expect to complete the upgrade of another major financial system this summer. These new financial systems are expected to improve financial reporting and controls and further enhance administrative efficiencies.

We are proud of our management team and of our new state of the art systems and believe that our ongoing commitment to the development of our associates and the prudent use of technology will continue to propel us going forward.






[PICTURE:  Shelly Campbell]






Customer Service:  Store Manager Shelly Campbell
Shelly Campbell is a 23-year veteran with Tractor Supply Company and the Manager of our store in Saginaw, Michigan. Over the years, Shelly has earned a tremendous amount of respect for the way she treats customers and employees. Shelly feels that treating people fairly and in the way she would like to be treated if she was in their position is just common courtesy. This winning attitude has contributed to her and her store's success. This success can also be attributed to the friendly and supportive atmosphere fostered throughout the store and the entire Tractor Supply organization. In an environment where associates are empowered to succeed and to make a difference, great things can be achieved.

FOCUSING THE MERCHANDISE OFFERING

The second key component of our growth and expansion plans is to increase sales at our existing stores by continually focusing our merchandise offering. To stimulate our comparable store sales, we have critically reevaluated our business and have developed new merchandising and marketing strategies (the focus of which will be on our core customer, the American farmer and rancher) to accelerate the rate of change in our product offerings over the next several years. Our goal is to aggressively pursue and introduce new and innovative products and product lines, enhance our existing product assortments and improve our in-stock position in key product categories. Several of these new initiatives are already underway for 1997.

Our first major initiative for 1997 is a completely revamped equine product assortment. This new equine program was rolled out to approximately 50 stores earlier this year, will be rolled out to approximately 100 additional stores beginning this summer and will be in all stores by the first quarter of next year.

The second major initiative for 1997 is a new feed line to be rolled out beginning this spring. The major focus of the new feed program is the introduction, under a private label, of an economy feed line that will compliment our already well established high-end private label feed line.

A third major initiative that we are starting in 1997 is the development of a larger prototype store test. The Company is in the process of setting up two larger store formats which are designed to test both new and innovative products and product lines as well as the economics of a larger store. The Company expects it will take several years to experiment with this new larger prototype store, including assessing the success of the new products, product lines, store layout and overall store performance,

                             TRACTOR SUPPLY COMPANY


and consequently, the Company does not expect to have any meaningful results from this test until spring of 1999. Regardless of the overall outcome of the test of a larger store format, however, the Company expects to learn from the experiment and hopes, at a minimum, to gain ideas for new products and/or product lines that can be rolled out to existing stores.

And finally for 1997, the Company has also significantly enhanced one of its key existing product assortments, power equipment, and believes that the new and improved product offering being rolled out this spring will be our best and most competitive power equipment offering to date.

We are confident that our efforts in this area will help rejuvenate our stores, create excitement with our customers and store associates, and fuel our comparable store sales.





[PICTURE:  John Dansbie]





Opportunity:  Store Manager John Dansbie
John Dansbie is the Manager of the Tractor Supply Company store located in Lafayette, Indiana. John joined the Company in June 1994 as an entry level associate at our Indianapolis, Indiana Distribution Center. In November 1994, John was promoted to Manager Trainee and moved to the Greenwood, Indiana store where he spent the next eleven months participating in the Company's store management training program. Upon successful completion of the training program, during which time he also earned his college degree, John was promoted to Store Manager and moved to Lafayette, Indiana to manage his own store. Now, he and his team look forward to the daily challenge of assisting customers in finding the right products to meet their needs and making sure that store operations in Lafayette run smoothly. John's rapid progress with Tractor Supply is the fulfillment of one of his dreams and demonstrates the opportunity afforded those willing to work hard and who have proven themselves.

EXPANDING INTO NEW AND EXISTING MARKETS

The third key component of the Company's growth and expansion plans is to open additional stores in both new and existing markets. Over the past several years, the Company has opened 56 new retail farm stores in new and existing markets, a 37% increase in the total store count. We currently have identified over 200 potential new markets, and our goal is to increase our total store count by approximately 12% each year. The Company plans to open 25 additional new stores in 1997 (approximately 12 of which are scheduled to open during the first quarter of 1997), 28 in 1998 and additional stores thereafter. Sales from new stores continue to outperform the existing store base and become profitable during the first twelve months of operation.

OUTLOOK

The more we evaluate, develop and grow our business, the clearer our vision of the business becomes. Our vision is best summarized by the basic principles we have used to guide the Company since 1982:

- To be the most dependable supplier of basic maintenance needs to farmers and other residents of rural areas;
- To provide the best customer service, guaranteed satisfaction and low prices every day;
- To provide an environment where the free exchange of information is a way of life and where personal growth is based on individual initiative and achievement; and
- To continuously improve all operations so that Tractor Supply Company is the most efficient operator.

                             TRACTOR SUPPLY COMPANY


We have a very unique and special niche in the retail marketplace, serving America's farmers and ranchers. Our team is stronger than ever and we have an unyielding passion to continually improve in everything we do. We believe there continues to be tremendous opportunity for growth in this market and we are confident that we have the talent and spirit to drive this business beyond the expectations of most.


---------------------------------

As with any business, all phases of the Company's operations are subject to influences outside its control. This report contains certain forward-looking statements. These statements include reference to certain factors, any one, or a combination, of which could materially affect the results of the Company's operations. These factors include general economic cycles affecting consumer spending, weather factors, pricing and other competitive factors, the timing and acceptance of new products in the stores, the mix of goods sold, capital market conditions in general and the seasonality of the Company's business. Forward-looking statements made by or on behalf of the Company are based on a knowledge of its business and the environment in which it operates, but because of the factors listed above, actual results could differ materially from those reflected by any forward-looking statements. Consequently, all of the forward-looking statements made are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business and operations.

                             TRACTOR SUPPLY COMPANY























                             [PICTURES:  Products]

                             TRACTOR SUPPLY COMPANY























                             [PICTURES:  Products]

                             TRACTOR SUPPLY COMPANY


             FIVE YEAR SELECTED FINANCIAL AND OPERATING HIGHLIGHTS



                                                                              FISCAL YEAR ENDED
                                                                         ----------------------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                     DECEMBER 28,   DECEMBER 30,   DECEMBER 31,     JANUARY 1,  DECEMBER 26,
                                                        1996           1995           1994            1994          1992
OPERATING RESULTS:
 Net Sales .......................................  $     449,029  $     383,903  $     329,967  $     279,213  $    251,517
 Gross margin ....................................        116,651         98,656         88,187         71,743        64,263
 Selling, general and administrative expenses ....         88,827         73,587         65,790         54,788        50,142
 Depreciation and amortization ...................          3,385          2,524          1,845          1,655         1,506
                                                    -------------  -------------  -------------  -------------  ------------
 Income from operations ..........................         24,439         22,545         20,552         15,300        12,615
 Interest expense, net ...........................          2,358          1,730          1,798          3,840         4,326
                                                    -------------  -------------  -------------  -------------  ------------
 Income before income taxes ......................         22,081         20,815         18,754         11,460         8,289
 Income tax provision ............................          8,845          8,293          7,496          4,531         3,421
                                                    -------------  -------------  -------------  -------------  ------------
 Net income ......................................  $      13,236  $      12,522  $      11,258  $       6,929  $      4,868
                                                    =============  =============  =============  =============  ============
 Net income applicable to common stockholders       $      13,039  $      12,165  $      10,788  $       6,459  $      4,398
                                                    =============  =============  =============  =============  ============
Net income per share (a) .........................  $        1.50  $        1.40  $        1.28  $        0.99  $       0.67
                                                    =============  =============  =============  =============  ============
Weighted average common shares outstanding (b)          8,718,000      8,718,000      8,433,934      6,518,000     6,518,000
OPERATING DATA:
 Gross margin ....................................           26.0%          25.7%          26.7%          25.7%         25.5%
 Selling, general and administrative expenses ....           19.8%          19.2%          19.9%          19.6%         19.9%
 Income from operations ..........................            5.4%           5.9%           6.2%           5.5%          5.0%
 Net income ......................................            2.9%           3.3%           3.4%           2.5%          1.9%

 Number of stores:
   Beginning of year .............................            185            165            152            150           149
   New stores ....................................             23             20             13              6             1
   Closed stores .................................            ---            ---            ---             (4)          ---
                                                    -------------  -------------  -------------  -------------  ------------
   End of year ...................................            208            185            165            152           150
                                                    =============  =============  =============  =============  ============
 Number of relocated stores ......................              4              2              4              4             2
 Number of remodeled stores (c) ..................              1              6              2              2           ---
 Total selling square footage at period-end (d) ..      2,543,575      2,237,755      1,929,396      1,738,348     1,691,765
 Average sales per store (in thousands) ..........  $       2,159  $       2,075  $       2,000  $       1,837  $      1,677
 Net sales per square foot of selling space ......  $         185  $         178  $         178  $         163  $        149
 Comparable store sales increase (e) .............           2.5%            3.1%          11.7%           7.0%         14.4%
BALANCE SHEET DATA (AT END OF PERIOD):
 Working capital .................................  $      65,954  $      63,850  $      46,184  $      27,414  $     22,558
 Total assets ....................................        195,582        174,129        146,248        116,786       107,306
 Long-term debt, less current portion (f) ........         21,166         25,858         12,266         40,006        42,733
 Redeemable preferred stock ......................          1,763          3,525          5,875          5,875         5,875
 Stockholders' equity ............................         92,966         79,951         67,817         17,279        10,392



(a) Net income per share is calculated based on the weighted average number of common shares outstanding applied to net income applicable to common stockholders.
(b) Weighted average common shares outstanding have been adjusted to give effect to an approximately 50 for 1 stock split consummated on February 14, 1994 in connection with the Company's initial public offering consummated on February 25, 1994. Stock options have been excluded as they are anti-dilutive.
(c)  Includes remodelings costing more than $150,000.
(d) Total selling square footage includes normal selling space and excludes office, stockroom, receiving space and outside selling space.
(e) Comparable store sales increases are calculated on a 52-week basis, excluding relocations, using all stores open at least one year.
(f) Long-term debt includes borrowings under the Company's principal revolving credit agreements and amounts outstanding under its capital lease obligations, excluding the current portions of each.

                             TRACTOR SUPPLY COMPANY



                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis describes certain factors affecting Tractor Supply Company's (the "Company") results of operations for the three fiscal years ended December 28, 1996 and its liquidity and capital resources. This discussion should be read in conjunction with the financial statements and notes thereto included elsewhere in this Annual Report. The following discussion and analysis also contains certain historical and forward-looking information. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 ("the Act"). All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business operations and other such matters are forward-looking statements. To take advantage of the safe harbor provided by the Act, the Company is identifying certain factors that could cause actual results to differ materially from those expressed in any forward-looking statements, whether oral or written, made by or on behalf of the Company.

All phases of the Company's operations are subject to influences outside its control. Any one, or a combination, of these factors could materially affect the results of the Company's operations. These factors include general economic cycles affecting consumer spending, weather factors, operating factors affecting customer satisfaction, consumer debt levels, pricing and other competitive factors, the ability to identify suitable locations and negotiate favorable lease agreements on new and relocated stores, the timing and acceptance of new products in the stores, the mix of goods sold, the continued availability of favorable credit sources and other capital market conditions and the seasonality of the Company's business. Forward-looking statements made by or on behalf of the Company are based on a knowledge of its business and the environment in which it operates, but because of the factors listed above, actual results could differ materially from those reflected by any forward-looking statements. Consequently, all of the forward-looking statements made are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business and operations.

The Company's fiscal year ends on the Saturday closest to December 31. Fiscal years 1996, 1995 and 1994 consisted of 52 weeks.

OVERVIEW

Since its founding as a mail order tractor parts business in 1938, the Company has grown to be the largest operator of retail farm stores in America. The Company supplies the daily farming and maintenance needs of its target customers: hobby, part-time and full-time farmers, as well as suburban customers, contractors and tradesmen. The Company's stores typically range in size from 12,000 to 14,000 square feet of inside selling space and utilize at least as many square feet of outside selling space. An average store displays a comprehensive selection of over 12,000 different products including farm maintenance products (fencing, tractor parts and accessories, agricultural spraying equipment and tillage parts); animal products (specialty feeds, supplements, medicines, veterinary supplies and livestock feeders); general maintenance products (air compressors, welders, generators, pumps, plumbing and tools); lawn and garden products (riding mowers, tillers and fertilizers); light truck equipment; and work clothing. The stores are located in rural communities and in the outlying areas of large cities where farming is a significant factor in the local economy. The Company does not sell large tractors, combines, bulk chemicals or bulk fertilizers.

On February 25, 1994, the Company consummated an initial public offering (the "Offering") whereby the Company sold 2,200,000 shares of common stock, par value $.008 per share, at an initial offering price to the public of $20.00 per share. In connection with the Offering, the Company (i) received net proceeds of approximately $39.8 million (after deducting underwriting discounts and commissions and expenses of the Offering); (ii) repaid all of the borrowings then outstanding under its old revolving credit agreement with The First National Bank of Boston (the "Old Credit Agreement") (approximately $22.7 million at February 25, 1994); (iii) paid off the mortgage notes on 34 of its existing store locations (aggregating approximately $10.1 million); and (iv) paid off all of the amounts outstanding under subordinated promissory notes (aggregating approximately $.2 million). Also in connection with the Offering, the Company retired the shares of common stock held in treasury.

                             TRACTOR SUPPLY COMPANY




Over the past three fiscal years since the Offering, the Company has successfully achieved its new store expansion goals, opening 13 new retail farm stores in fiscal 1994, 20 new stores in fiscal 1995 and 23 new stores in fiscal 1996. These new stores have increased the Company's market presence in the Southwest, primarily in Texas and Arkansas, and in the Southeast, primarily in Tennessee and North Carolina. This expansion brings the Company's total store count to 208 (in 24 states) as of December 28, 1996. The Company plans to open an additional 25 stores in 1997, approximately 12 of which are scheduled to open in the first quarter of 1997, 28 in fiscal 1998 and additional stores thereafter. Over the past three fiscal years since the Offering, the Company has also relocated ten stores (four in fiscal 1994, two in fiscal 1995, and four in fiscal 1996) and completed major remodelings on nine of its existing stores. In total over the past three fiscal years since the Offering, the Company has opened, relocated or remodeled 75 stores.

Between fiscal year 1993 and fiscal year 1996, net sales increased from $279.2 million to $449.0 million and net income increased from $6.9 million to $13.2 million, reflecting a three-year compound annual growth rate of 17.2% and 24.1%, respectively. Between fiscal year 1991 and fiscal year 1996, net sales increased from $215.9 million to $449.0 million and net income increased from $3.0 million to $13.2 million, reflecting a five-year compound annual growth rate of 15.8% and 34.4%, respectively. The Company generated these growth rates primarily from increases in comparable store sales and, more recently, through new store openings and relocations of existing stores. Comparable stores sales increased 2.5%, 3.1% and 11.7% in fiscal 1996, 1995 and 1994, respectively. Since 1992, the 52 new or relocated stores that have been open more than one year have generated average net sales that are approximately 26.4% per annum greater than those of existing stores.

SEASONALITY AND WEATHER

The Company's business is highly seasonal. Historically, the Company's sales and profits have been the highest in the second and fourth fiscal quarters of each year due to the farming industry's planting and harvesting seasons and the sale of seasonal products. The Company has typically operated at a net loss in the first fiscal quarter of each year. Unseasonable weather and excessive rain, drought, or early or late frosts may also affect the Company's sales.
The Company believes, however, that the impact of adverse weather conditions is somewhat mitigated by the geographic dispersion of its stores.

The Company experiences a buildup of inventory and accounts payable during its first fiscal quarter each year for purchases of seasonal product in anticipation of the April through June selling season and again during its third fiscal quarter in anticipation of the October through December selling season.

The Company's unaudited quarterly operating results for each fiscal quarter of 1996 and 1995 are shown below (dollars in thousands, except per share amounts):



                                FIRST     SECOND    THIRD     FOURTH
                              QUARTER    QUARTER   QUARTER    QUARTER   TOTAL
1996
  Net sales                    $81,157   $146,717  $104,990  $116,165  $449,029
  Gross margin                  20,562     37,797    27,130    31,162   116,651
  Income (loss) from
    operations                    (938)    13,698     4,456     7,223    24,439
  Net income (loss)               (964)     7,868     2,286     4,046    13,236
  Net income (loss) per share     (.12)       .90       .26       .46      1.50

1995
  Net sales                    $71,500   $123,618  $ 88,296  $100,489  $383,903
  Gross margin                  17,806     31,531    22,882    26,437    98,656
  Income (loss) from
    operations                     (55)    11,883     4,189     6,528    22,545
  Net income (loss)               (246)     6,977     2,236     3,555    12,522
  Net income (loss) per share     (.04)       .79       .25       .40      1.40

                             TRACTOR SUPPLY COMPANY



RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items in the Company's Statements of Income expressed as a percentage of net sales:


                                                                 Fiscal Year Ended
                                                                 -----------------
                                     December 28,  December 30,    December 31,     January 1,  December 26,
                                         1996          1995            1994            1994         1992
                                     ------------  ------------  -----------------  ----------  ------------
Net sales .........................         100.0%        100.0%             100.0%      100.0%        100.0%
Cost of merchandise sold ..........          74.0          74.3               73.3        74.3          74.5
                                     ------------  ------------  -----------------  ----------  ------------
Gross margin ......................          26.0          25.7               26.7        25.7          25.5
Selling, general and administrative
  expenses ........................          19.8          19.2               19.9        19.6          19.9
Depreciation and amortization .....           0.8           0.6                0.6         0.6           0.6
                                     ------------  ------------  -----------------  ----------  ------------
Income from operations ............           5.4           5.9                6.2         5.5           5.0
Interest expense, net .............           0.5           0.4                0.5         1.4           1.7
                                     ------------  ------------  -----------------  ----------  ------------
Income before income taxes ........           4.9           5.5                5.7         4.1           3.3
Income tax provision ..............           2.0           2.2                2.3         1.6           1.4
                                     ------------  ------------  -----------------  ----------  ------------
Net income ........................           2.9%          3.3%               3.4%        2.5%          1.9%
                                     ============  ============  =================  ==========  ============


FISCAL 1996 COMPARED TO FISCAL 1995

Net sales increased 17.0% to $449.0 million in fiscal 1996 from $383.9 million in fiscal 1995. This increase resulted primarily from, in order of relative importance, new store openings and relocations, and, to a lesser extent, a comparable store sales increase of 2.5% (calculated on a 52 week basis, excluding relocations, using all stores open at least one year). To stimulate comparable store sales, management has critically reevaluated the business and developed new merchandising and marketing strategies (the focus of which will be on the Company's core customer, the American farmer and rancher) to accelerate the rate of change in product offerings over the next several years. Management's goal is to aggressive pursue and introduce new and innovative products and product lines, enhance existing product assortments and improve in-stock position in key product categories. Management believes these efforts will rejuvenate the stores, create excitement with the customers and store associates and build stronger comparable store sales. The Company opened 23 new stores and relocated four stores in fiscal 1996. The Company opened 20 new stores and relocated two stores during fiscal 1995. At December 28, 1996, the Company operated 208 retail farm stores versus 185 stores at the end of the prior fiscal year.

The gross margin rate increased .3 percentage points to 26.0% of sales in fiscal 1996 from 25.7% in fiscal 1995. This increase resulted primarily due to the positive mix effect of sales of lower margin merchandise representing a smaller portion of total sales in fiscal 1996 compared to fiscal 1995, an improved gross margin rate in certain product categories and a reduction in the LIFO provision, partially offset by higher freight costs.

As a percent of sales, selling, general and administrative expenses increased
 .6 percentage points to 19.8% for fiscal 1996 from 19.2% for fiscal 1995. On an absolute basis, selling, general and administrative expenses increased 20.7% to $88.8 million for fiscal 1996 from $73.6 million in fiscal 1995. The increase in expenses on a percentage of sales basis is a result of the leverage loss resulting from the soft comparable store sales performance. The increase in absolute dollars is primarily attributable to costs associated with new store openings and relocations (new and relocated stores have considerably higher occupancy costs, primarily rent, than the existing store base). Depreciation and amortization expense increased 34.1% over the prior year due mainly to costs associated with new and relocated stores.

Net interest expense increased 36.3% to $2.4 million in fiscal 1996 from $1.7 million in fiscal 1995. The increase in interest expense reflects additional borrowings under the Credit Agreement to fund the Company's growth and expansion plans, resulting in a higher average outstanding balance under the revolving credit loan in fiscal 1996 compared to fiscal 1995.

The Company's effective tax rate increased 0.3 percentage points to 40.1% in fiscal 1996 from 39.8% in fiscal 1995 primarily due to a higher effective state income tax rate in fiscal 1996.

                             TRACTOR SUPPLY COMPANY




As a result of the foregoing factors, net income increased 5.7% to $13.2 million in fiscal 1996 from $12.5 million in fiscal 1995. As a percent of sales, net income decreased 0.4 percentage points to 2.9% of sales in fiscal 1996 from 3.3% of sales in fiscal 1995.

FISCAL 1995 COMPARED TO FISCAL 1994

Net sales increased 16.3% to $383.9 million in fiscal 1995 from $330.0 million in fiscal 1994. This increase resulted primarily from, in order of relative importance, new store openings and relocations, and, to a lesser extent, a comparable store sales increase of 3.1% (calculated on a 52 week basis, excluding reallocations, using all stores open at least one year). Comparable store sales benefited from the Company's on-going efforts to improve its in-stock position and enhance its product assortment as well as from its "low prices everyday" pricing strategy and continuing efforts to improve customer service. The Company opened 20 new stores and relocated two stores in fiscal 1995. The Company opened 13 new stores and relocated four stores during fiscal 1994. At December 30, 1995, the Company operated 185 retail farm stores versus 165 stores at the end of the prior year.

The gross margin rate decreased 1.0 percentage points to 25.7% of sales in fiscal 1995 from 26.7% in fiscal 1994. This decrease resulted primarily from higher product costs, increased competitive pricing pressures and additional markdowns, mainly due to increased promotional activities, as well as from the mix effect of lower margin merchandise, principally at the new stores and an increase in the LIFO provision. The Company continues to face increasing competitive pricing pressures which adversely impacted gross margin in fiscal 1995. During the fourth quarter of fiscal 1995, the Company undertook certain merchandising, marketing and operational initiatives to improve the gross margin while at the same time maintaining the "low prices everyday" competitive pricing strategy.

As a percent of sales, selling, general and administrative expenses decreased
0.7 percentage points to 19.2% for fiscal 1995 from 19.9% for fiscal 1994. On an absolute basis, selling, general and administrative expenses increased 11.9% to $73.6 million for fiscal 1995 from $65.8 million in fiscal 1994. The reduction in expenses on a percentage of sales basis is a result of the Company's on-going efforts to control operating expenses, as well as from lower incentive accruals compared to the prior year. The increase in absolute dollars is primarily attributable to costs associated with new store openings and relocations (new and relocated stores have considerably higher occupancy costs, primarily rent, than the existing store base). Depreciation and amortization expense increased 36.8% over the prior year due mainly to costs associated with new, relocated and remodeled stores.

Net interest expense decreased 3.8% to $1.7 million in fiscal 1995 from $1.8 million in fiscal 1994. The reduction in interest expense reflects the retirement of debt in early fiscal 1994 with a portion of the net proceeds of the Offering, partially offset by a higher average outstanding balance under the revolving credit loan in fiscal 1995 compared to fiscal 1994.

The Company's effective tax rate decreased 0.2 percentage points to 39.8% in fiscal 1995 from 40.0% in fiscal 1994 primarily due to a lower effective state income tax rate in fiscal 1995.

As a result of the foregoing factors, net income increased 11.2% to $12.5 million in fiscal 1995 from $11.3 million in fiscal 1994. As a percent of sales, net income decreased 0.1 percentage points to 3.3% of sales in fiscal 1995 from 3.4% of sales in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

In addition to normal operating expenses, the Company's primary ongoing cash requirements are those necessary for the Company's expansion, remodeling and relocation programs, including inventory purchases and capital expenditures. The Company's primary ongoing sources of liquidity are funds provided from operations, commitments available under its credit agreement and short-term trade credit. The Company's inventory and accounts payable levels typically build in the first and again in the third fiscal quarters in anticipation of the spring and fall selling seasons.

At December 28, 1996, the Company's inventories had increased $11.4 million to $124.1 million from $112.7 million at December 30, 1995. The increase was primarily attributable to additional inventory for new stores and, to a lesser extent,

                             TRACTOR SUPPLY COMPANY


development of new products and expanded product lines, but, as compared to the larger increase in the previous year, also reflects improved control of in-stock position in basic product lines. Short-term trade credit, which represents a source of financing for inventory, increased $11.1 million to $47.6 million at December 28, 1996 from $36.5 million at December 30, 1995. Trade credit arises from the Company's vendors granting extended payment terms for inventory purchases. Payment terms vary from 30 days to 180 days depending on the inventory product.

At December 28, 1996, the Company had working capital of $66.0 million, which represented a $2.1 million increase from December 30, 1995. This increase resulted primarily from an increase in cash and cash equivalents and trade receivables offset, in part, by an increase in accrued expenses (mainly incremental costs relating to new stores) and a decrease in prepaid expenses (mainly lower construction-in-progress costs compared to the previous year). The Company's working capital increased $17.7 million in fiscal 1995 to $63.9 million from $46.2 million in fiscal 1994. This increase resulted primarily from an increase in inventory (attributable mainly to the development of new products, expansion of product lines and new stores) without a corresponding increase in accounts payable and from an increase in prepaid expenses (mainly construction-in-progress costs pertaining to planned sale/leaseback transactions respecting certain 1996 new stores) offset, in part, by a decrease in cash and cash equivalents.

In August 1994, the Company entered into a new revolving credit agreement with The First National Bank of Boston, as agent and for itself (the "Agent") and First American National Bank (the "New Credit Agreement") and simutaneously terminated its Old Credit Agreement. Under the New Credit Agreement, the Company had available total commitments aggregating at any one time up to a maximum of $30 million.

In July 1996, the Company entered into an amendment (the "First Amendment") to its New Credit Agreement with the Agent and First American National Bank (the "Credit Agreement") whereby the Company (i) increased the maximum total commitments available under the New Credit Agreement from $30 million to $45 million and (ii) extended the expiration date of the New Credit Agreement from August 31, 1997 to August 31, 1999 (the date upon which any remaining borrowings must be repaid). At December 28, 1996, the Company had $12.0 million of borrowings outstanding under the Credit Agreement. The Company expects to continue borrowing amounts under the Credit Agreement from time to time to fund its growth and expansion programs and as a source of additional working capital.

Operations generated net cash of $21.2 million in fiscal 1996, used net cash of $11.3 million in fiscal 1995 and generated $7.8 million in fiscal 1994. The cash generated in fiscal 1996 resulted primarily from inventories increasing at approximately the same rate as accounts payable (compared to inventories increasing at a significantly faster rate than accounts payable in fiscal
1995), as well as from a decrease in prepaid expenses and an increase in accrued expenses compared to the prior year. The use of cash in fiscal 1995 resulted primarily from inventories increasing at a faster rate than accounts payable compared to the prior year and, to a lesser extent, from higher prepaid expenses, increased accounts receivable and a smaller increase in accrued expenses (mainly due to lower incentive accruals) compared to the prior year, and a decrease in income taxes currently payable compared to fiscal 1994 due to timing of payments.

Cash used in investing activities of $6.8 million, $8.5 million and $5.8 million for fiscal 1996, 1995 and 1994, respectively, resulted primarily from capital expenditures for new, relocated and remodeled stores, partially offset by proceeds from the sale of certain properties (primarily land and buildings).

Financing activities in fiscal 1996 used $6.6 million in cash which represented a $17.6 million increase over the $11.0 million in cash provided in fiscal 1995. This increase resulted primarily from net repayments of approximately $3.1 million under the New Credit Agreement in fiscal 1996 compared to net borrowings of approximately $15.1 million in fiscal 1995 and, to a lesser extent, from scheduled repayments of long-term debt and capital lease obligations totaling approximately $1.5 million in fiscal 1996 versus approximately $1.4 million in fiscal 1995, partially offset by a lower cash outlay for the repurchase of 1,762 shares of Series B Preferred Stock for approximately $1.7 million (including accrued dividends) compared to the repurchase of 2,350 shares of Series B Preferred Stock for approximately $2.4 million (including accrued dividends) in fiscal 1995. Financing activities in fiscal 1995 provided $11.0 million in cash, which represented a $2.4 million increase over the $8.6 million in cash provided in fiscal 1994. This increase resulted primarily from net borrowings of $15.1 million under the New Credit Agreement, partially offset by the repurchase of 2,350 shares of Series B Preferred Stock for approximately $2.4 million (including accrued dividends), as well as scheduled repayments of long-term debt and capital lease obligations totaling $1.4 million.

                             TRACTOR SUPPLY COMPANY




The Company's capital additions were $9.6 million, $10.1 million and $6.7 million in fiscal 1996, 1995 and 1994, respectively. The majority of the capital additions were for store fixtures, equipment and leasehold improvements for new stores and remodeling of existing stores. The Company expects that its capital expenditures for fiscal 1997 will be approximately $11.0 million to $12.0 million, consisting primarily of leasehold improvements and, to a lesser extent, fixtures and equipment, assuming successful implementation of its growth strategy through 25 planned new store openings. However, the Company cannot predict with certainty the amount of such expenditures because such new stores may be constructed, leased or acquired from others. The estimated cash required to open a new store is approximately $.8 to $1.0 million, the majority of which is for the initial acquisition of inventory and capital expenditures, principally leasehold improvements, fixtures and equipment, and the balance of which is for store opening expenses.

In fiscal 1996, the Company completed the installation of an advanced point-of-sale store information system which has reduced customer check-out time, improved inventory control and enhanced overall productivity. The Company also completed the installation of more advanced financial systems in fiscal 1996 and plans to complete the installation of another major financial system by the end of the second fiscal quarter of 1997. These new financial systems are expected to further improve financial reporting and controls, enhance administrative efficiencies and provide the flexibility to support the Company's growth and expansion plans. The estimated cost of these new systems was approximately $7.0 million to $7.5 million for the 154 stores included in the original installation plan. The estimated incremental cost of completing the installation of these new systems is approximately $2.0 million, which reflects 54 additional stores and other enhancements, such as scanning, not originally planned.

The Company believes that its cash flow from operations, borrowings available under the Credit Agreement and short-term trade credit will be sufficient to fund the Company's operations and its growth and expansion plans over the next several years.

Management does not believe its operations have been materially affected by inflation. The Company has been successful, in many cases, in reducing or mitigating the effects of inflation principally by taking advantage of vendor incentive programs, economies of scale from increased volume of purchases and selective buying from the most competitive vendors without sacrificing quality.


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
     Stockholders of Tractor Supply Company

In our opinion, the accompanying balance sheets and the related statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Tractor Supply Company at December 28, 1996 and December 30, 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ PRICE WATERHOUSE
--------------------
Nashville, Tennessee
Janaury 22, 1997

                             TRACTOR SUPPLY COMPANY



                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                      DECEMBER 28,       DECEMBER 30,
                                                                          1996               1995
                                                                     -------------      -------------
ASSETS
Current assets:
 Cash and cash equivalents .......................................   $  12,948          $   5,087
 Accounts receivable, net ........................................       4,930              3,730
 Inventories .....................................................     124,082            112,700
 Prepaid expenses ................................................       1,657              5,017
                                                                     ---------          ---------
     Total current assets ........................................     143,617            126,534
                                                                     ---------          ---------
Land .............................................................      10,178             10,975
Buildings and improvements .......................................      40,114             36,481
Machinery and equipment ..........................................      18,117             13,377
                                                                     ---------          ---------
                                                                        68,409             60,833
Accumulated depreciation and amortization ........................     (18,883)           (15,763)
                                                                     ---------          ---------
 Property and equipment, net .....................................      49,526             45,070
                                                                     ---------          ---------
Deferred income taxes ............................................       1,064              1,526
Other assets .....................................................       1,375                999
                                                                     ---------          ---------
     Total assets ................................................   $ 195,582          $ 174,129
                                                                     =========          =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable ................................................   $  47,591          $  36,525
 Accrued expenses ................................................      15,973             11,637
 Current maturities of long-term debt ............................         665                600
 Current portion of capital lease obligations ....................       1,020                966
 Income taxes currently payable ..................................       2,897              2,716
 Deferred income taxes ...........................................       9,517             10,240
                                                                     ---------          ---------
     Total current liabilities ...................................      77,663             62,684
                                                                     ---------          ---------
Revolving credit loan ............................................      12,000             15,093
Other long-term debt .............................................       5,914              6,579
Capital lease obligations ........................................       3,252              4,186
Other long-term liabilities ......................................         949                856
Excess of fair value of assets acquired over cost less accumulated
 amortization of $2,515 and $2,335, respectively .................       1,075              1,255
Redeemable preferred stock .......................................       1,763              3,525
Commitments (Note 5)
Stockholders' equity:
 Common stock, 9,500,000 shares authorized; $.008 par value;
  8,718,000 shares issued and outstanding in 1996 and 1995 .......          70                 70
 Additional paid-in capital ......................................      41,685             41,685
 Retained earnings ...............................................      51,211             38,196
                                                                     ---------          ---------
     Total stockholders' equity ..................................      92,966             79,951
                                                                     ---------          ---------
          Total liabilities and stockholders' equity .............   $ 195,582          $ 174,129
                                                                     =========          =========



        The accompanying notes are an integral part of this statement.

                             TRACTOR SUPPLY COMPANY


                              STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                        FOR THE FISCAL YEAR ENDED
                                                 ----------------------------------------
                                                 DECEMBER 28,  DECEMBER 30,   DECEMBER 31,
                                                    1996           1995         1994
                                                 ---------     -----------    -----------
Net sales .....................................   $449,029       $383,903     $329,967
Cost of merchandise sold ......................    332,378        285,247      241,780
                                                  --------       --------     --------
  Gross margin ................................    116,651         98,656       88,187
Selling, general and administrative expenses ..     88,827         73,587       65,790
Depreciation and amortization .................      3,385          2,524        1,845
                                                  --------       --------     --------
  Income from operations ......................     24,439         22,545       20,552
Interest expense, net .........................      2,358          1,730        1,798
                                                  --------       --------     --------
  Income before income taxes ..................     22,081         20,815       18,754
Income tax provision ..........................      8,845          8,293        7,496
                                                  --------       --------     --------
  Net income ..................................   $ 13,236       $ 12,522     $ 11,258
                                                  ========       ========     ========
  Net income per share ........................   $   1.50       $   1.40     $   1.28
                                                  ========       ========     ========

        The accompanying notes are an integral part of this statement.

                             TRACTOR SUPPLY COMPANY



                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                                                  ADDITIONAL                              TOTAL
                                                       COMMON      PAID-IN      RETAINED     TREASURY  STOCKHOLDERS'
                                                       STOCK       CAPITAL      EARNINGS      STOCK      EQUITY
                                                      --------     ---------    --------     -------   ------------
Stockholders' equity at
 January 1, 1994 ......................               $      6     $  2,053     $22,271      $(7,051)  $ 17,279
 Effect of approximately
   50 for 1 stock split  (Note 2) .....                     48          (48)                                --
 Net proceeds from initial public
   offering of common stock (Note 2) ..                     18       39,732      39,750
 Cancellation of treasury stock .......                     (2)         (52)     (6,997)       7,051        --
 Preferred stock dividend .............                   (470)        (470)
 Net income ...........................                                          11,258                  11,258
                                                      --------     --------    --------      -------    -------

Stockholders' equity at
 December 31, 1994 ....................                     70       41,685      26,062         --       67,817
 Preferred stock dividend .............                                            (388)        (388)
 Net income ...........................                                          12,522                  12,522
                                                      --------     --------    --------      -------    -------

Stockholders' equity at
 December 30, 1995 ....................                     70       41,685      38,196         --       79,951
 Preferred stock dividend .............                                            (221)        (221)
 Net income ...........................                                          13,236                  13,236
                                                      --------     --------    --------      -------    -------

Stockholders' equity at
 December 28, 1996 ....................               $     70     $ 41,685    $ 51,211      $   --     $92,966
                                                      ========     ========    ========      =======    =======




        The accompanying notes are an integral part of this statement.

                             TRACTOR SUPPLY COMPANY



                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                           FOR THE FISCAL YEAR ENDED
                                                                  ------------------------------------------
                                                                  DECEMBER 28,   DECEMBER 30,    DECEMBER 31,
                                                                     1996            1995            1994
                                                                 -------------   ------------    ------------
Cash flows from operating activities:
 Net income ..........................................           $   13,236      $   12,522      $   11,258
 Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
   Depreciation and amortization .....................                3,385           2,524           1,845
   Gain on sale of property and equipment ............                 (904)           (278)            (14)
   Deferred income taxes .............................                 (261)           (275)            237
   Change in assets and liabilities:
    Accounts receivable ..............................               (1,200)         (1,566)           (307)
    Inventory ........................................              (11,382)        (26,384)
    Prepaid expenses .................................                3,360          (3,302)          1,793
    Accounts payable .................................               11,066           4,572           7,801
    Accrued expenses .................................                4,336             704           2,436
    Income taxes currently payable ...................                  181          (1,017)           (464)
    Other ............................................                 (636)          1,151            (348)
                                                                 ----------      ----------      ----------
Net cash provided by (used in) operating activities ..               21,181         (11,349)          7,752
                                                                 ----------      ----------      ----------
Cash flows from investing activities:
 Capital expenditures ................................               (9,635)        (10,109)         (6,705)
 Repayment of notes receivable from officers, net ....                 --              --               474
 Proceeds from sale of property and equipment ........                2,871           1,582             399
                                                                 ----------      ----------      ----------
Net cash used in investing activities ................               (6,764)         (8,527)         (5,832)
                                                                 ----------      ----------      ----------
Cash flows from financing activities:
 Net borrowings (repayment)
  under revolving credit loan ........................               (3,093)         15,093         (17,935)
 Principal payments under capital lease obligations ..                 (880)           (849)           (746)
 Repayment of long-term debt .........................                 (600)           (542)
 Net proceeds from sale of common stock ..............                 --              --            39,750
 Redemption of preferred stock .......................               (1,762)         (2,350)           --
 Payment of preferred stock dividend .................                 (221)           (388)           (470)
                                                                 ----------      ----------      ----------
Net cash provided by (used in) financing activities ..               (6,556)         10,964           8,564
                                                                 ----------      ----------      ----------
Net increase (decrease) in cash ......................                7,861          (8,912)         10,484

Cash and cash equivalents at beginning of year .......                5,087          13,999           3,515
                                                                 ----------      ----------      ----------
Cash and cash equivalents at end of year .............           $   12,948      $    5,087      $   13,999
                                                                 ==========      ==========      ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION (NOTE 1):

Cash paid during the year for:
     Interest                                                    $    2,723      $    1,732      $    2,182
     Income taxes.....................................                9,196           8,876           7,690




        The accompanying notes are an integral part of this statement.

                             TRACTOR SUPPLY COMPANY

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Tractor Supply Company is a specialty retailer which supplies the daily farming and maintenance needs of its target customers: hobby, part-time and full-time farmers, as well as suburban customers, contractors and tradesmen. The Company, which was founded in 1938, operated 208 retail farm stores in 24 states as of December 28, 1996.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to December 31. Fiscal years 1996, 1995 and 1994 consist of 52 weeks.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles inherently requires estimates and assumptions by management that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company has cash and cash equivalents, short-term trade receivables and payables and long-term debt instruments, including capital leases. The carrying values of cash and cash equivalents, trade receivables and trade payables equal current fair value. The terms of the Company's revolving credit agreement include variable interest rates which approximate current market rates. The Company's fixed rate debt bears interest at 10.32% which is above current rates available; however, the related debt agreement includes certain pre-payment penalties which make refinancing uneconomical (Notes 3 and 4).

Inventories

Inventories, which consist primarily of farm maintenance and animal products, general maintenance products, lawn and garden products, light truck equipment and work clothing, are stated at cost, which is less than market value, with cost being determined on the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method of accounting for inventory had been used, inventories would have been approximately $6,163,000 and $5,593,000 higher than reported at December 28, 1996 and December 30, 1995, respectively.

Net Income Per Share

Net income per share for fiscal 1996, 1995 and 1994 is calculated based on the weighted average number of shares of common stock outstanding of 8,718,000, 8,718,000 and 8,433,934, respectively, and after giving effect to preferred stock dividends of $197,000 in fiscal 1996, $357,000 in fiscal 1995 and $470,000 in fiscal 1994. Stock options have been excluded as they are anti-dilutive. The net income applicable to common stockholders for fiscal 1996, 1995 and 1994 was $13,039,000, $12,165,000 and $10,788,000, respectively.

Excess of Fair Value of Assets Acquired Over Cost

On December 26, 1982 the Company began operations with the acquisition of certain assets and assumption of certain obligations. The unallocated excess of fair value of assets acquired over cost was approximately $3,590,000 and is being amortized over 20 years on a straight-line basis.

                            TRACTOR SUPPLY COMPANY

Property and Equipment

The Company owns the land and buildings of 74 of its stores. Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Generally, buildings are depreciated over 31 years and machinery and equipment is depreciated over seven years.

Revenue Recognition

The Company recognizes revenue at the time of customer purchase.

Income Taxes

The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Store Opening Costs

Costs incurred in connection with opening new stores are expensed as incurred.

Advertising Costs

Advertising costs primarily consist of expenses incurred in connection with newspaper circulars and, to a lesser extent, radio and newspaper advertisements and other promotions. Expenses incurred are charged to operations at the time the related advertising first takes place. Advertising expense for fiscal 1996, 1995 and 1994 was approximately $8,157,000, $6,837,000 and $6,015,000, respectively.

Stock-based Compensation Plans

The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan and its stock purchase plan (Note 10).

Cash Flows

The Company considers temporary cash investments, which typically have a maturity of three months or less, to be cash equivalents. In connection with the Company's initial public offering in February 1994, the Company approved a stock split of approximately 50 for 1 and canceled 2,890,151 shares of its common stock held in treasury (Note 2).

NOTE 2--INITIAL PUBLIC OFFERING:

On February 25, 1994, the Company consummated an initial public offering of 3,283,000 shares of common stock, 2,200,000 shares of which were offered by the Company (the "Offering"). In connection with the Offering, the Company (i) received net proceeds of approximately $39.8 million (after deducting underwriting discounts and commissions and expenses of the Offering); (ii) repaid all of the borrowings outstanding under its old revolving credit agreement with The First National Bank of Boston (the "Old Credit Agreement") (approximately $22.7 million at February 25, 1994); (iii) paid off the mortgage notes on 34 of its existing store locations (aggregating approximately $10.1 million); (iv) paid off all the amounts outstanding under subordinated promissory notes (aggregating approximately $.2 million); and (v) invested the balance of the net proceeds in short-term investment

                            TRACTOR SUPPLY COMPANY
grade or equivalent interest bearing instruments. The Company also retired the shares of common stock held in treasury.

Also in connection with the Offering, the Board of Directors approved a change in the Company's capital stock to increase the authorized shares of $.008 par value common stock to 9,500,000 shares and the authorized shares of $1.00 par value preferred stock to 40,000 shares and a stock split of approximately 50 for 1, effective prior to the commencement of the Offering.

NOTE 3--REVOLVING CREDIT AGREEMENT:

In April 1986, the Company entered into a revolving credit agreement, as amended and restated in February 1991 and 1993, with The First National Bank of Boston (the "Old Credit Agreement"). Under the Old Credit Agreement the Company could borrow up to the lesser of $30 million or 45% of the value of eligible inventories. Borrowings were subject to interest at the base rate of the lender plus 1.0% per annum, and the Company paid a commitment fee of .25% per annum on the unused portion of the credit line. The Old Credit Agreement was secured by inventory, receivables and equipment and contained a number of restrictive covenants.

In August 1994, the Company entered into a new revolving credit agreement with The First National Bank of Boston, as agent and for itself (the "Agent") and First American National Bank (the "New Credit Agreement") and simultaneously terminated its Old Credit Agreement. Under the New Credit Agreement, the Company had available total commitments aggregating at any one time up to a maximum of $30 million.

In connection with entering into the New Credit Agreement, the Company also terminated its revolving credit loan agreement (the "Construction Loan") with Third National Bank in Nashville (Note 4).

In July 1996, the Company entered into an amendment (the "First Amendment") to its New Credit Agreement with the Agent and First American National Bank (the "Credit Agreement") whereby the Company (i) increased the maximum total commitments available under the New Credit Agreement from $30 million to $45 million and (ii) extended the expiration date of the New Credit Agreement from August 31, 1997 to August 31, 1999 (the date upon which any remaining borrowings must be repaid). There were no changes to any of the other material terms and conditions of the New Credit Agreement as a result of the First Amendment.

All borrowings under the Credit Agreement bear interest, at the Company's option, at either the base rate of the Agent (8.25% at December 28, 1996) plus
 .25% per annum or the LIBOR rate (5.59% at December 28, 1996) plus .75% per annum provided, however, that upon the occurrence of certain events, the interest rate increases to the base rate of the Agent plus .50% per annum or the LIBOR rate plus 1.0% per annum. The Company is also required to pay, quarterly in arrears, a commitment fee of .25% per annum on the average daily unused portion of the credit line. There are no compensating balance requirements associated with the Credit Agreement. The Credit Agreement is unsecured.

The Credit Agreement contains certain restrictions regarding additional indebtedness; employee loans; business operations; guarantees; investments; mergers, consolidations and sales of assets; transactions with subsidiaries or affiliates; and liens. In addition, the Company must comply with certain annual restrictions regarding net worth, working capital, ratios of total liabilities to net worth and interest coverage and current ratio requirements. The Company was in compliance with all covenants at December 28, 1996.

                            TRACTOR SUPPLY COMPANY

NOTE 4--OTHER LONG-TERM DEBT:


Other long-term debt consists of the following (in thousands):


                                                                  DECEMBER 28,    DECEMBER 30,
                                                                    1996             1995
                                                                  -----------     -----------
Mortgage Notes ...............................................       $ 6,579         $7,179
Less: current maturities .....................................          (665)          (600)
                                                                     -------         ------
                                                                     $ 5,914         $6,579
                                                                     =======         ======


In April 1988, the Company issued notes (the "Mortgage Notes") to Mutual Life Insurance Company of New York and MONY Life Insurance Company of America pursuant to a Note Agreement which was amended in April 1991, February 1992 and July 1993 (the "Mortgage Loan Agreement"). The Mortgage Notes bear interest at a minimum 10.32% rate until their maturity in January 2004. The Mortgage Notes require monthly payments, including interest, of approximately $109,000 through January 2004.

The Mortgage Loan Agreement is secured by first mortgages on certain of the Company's existing properties. The Mortgage Loan Agreement contains certain restrictions regarding sales of assets, mergers, consolidations, investments, sales or discounting of receivables, operating leases and, unless the Company satisfies certain net income, indebtedness and tangible net worth tests, cash dividends on and redemptions of capital stock. In addition, the Company must comply with certain restrictions regarding tangible net worth, working capital, funded debt, ratios of indebtedness to capitalization, FIFO inventory to current debt, interest coverage, fixed charge coverage, earnings coverage and current ratio requirements. The Company was in compliance with these restrictions at December 28, 1996.

In March 1989, the Company issued substantially similar five-year Subordinated Promissory Notes (the "Subordinated Notes"). The Subordinated Notes bear interest at the prime rate (6.0% at January 1, 1994) and are payable $60,000 per month, plus interest, through April 1994 with a final payment of $100,000 principal and accrued interest in May 1994. The Subordinated Notes are subordinated to all of the Company's obligations under the Old Credit Agreement. The Subordinated Notes contain restrictive covenants relating primarily to the sale of assets, mergers, payment of dividends and issuance of stock. In addition, the Subordinated Notes may, at the option of the holder, be converted to common stock in the event of the occurrence of certain events of default. The Subordinated Notes were paid off in connection with the Company's initial public offering (Note 2).

In September 1993, the Company entered into a revolving credit loan agreement (the "Construction Loan") with Third National Bank in Nashville ("Third National Bank"). Pursuant to the Construction Loan, the Company may borrow up to the lesser of $3.0 million or 80% of the fair market value of certain properties pledged as collateral thereunder. Borrowings under the Construction Loan must be used only for the acquisition of real property and/or the development and construction of retail stores. The Construction Loan bears interest at the base rate of Third National Bank plus 1.5% per annum; is secured by first mortgages on certain of the Company's existing properties; and contains certain restrictive covenants regarding the sale of assets, investments, loans and advances, acquisitions, mergers and consolidations. The Construction Loan was terminated in connection with the Company's entering into the New Credit Agreement (Note 3).

                            TRACTOR SUPPLY COMPANY

The combined aggregate maturities of the above obligations for each of the next five years are as follows (in thousands):


                  1997...................................  $  665
                  1998...................................     737
                  1999...................................     817
                  2000...................................     905
                  2001...................................   1,003


NOTE 5--LEASES:

The Company leases office, warehouse/distribution and retail space, transportation equipment, and other equipment under various noncancelable operating leases. The leases have varying terms and expire at various dates through June 2020. The store leases typically have initial terms of between 10 and 15 years, with one to three renewal periods of five years each, exercisable at the Company's option. Generally, most of the leases require the Company to pay taxes, insurance and maintenance costs.

Rent expense for all noncancelable operating leases for fiscal 1996, 1995 and 1994 was approximately $21,358,000, $16,057,000 and $11,881,000 respectively.

Future minimum payments, by year and in the aggregate, under leases with initial or remaining terms of one year or more consist of the following (in thousands):

                                                                  CAPITAL     OPERATING
                                                                  LEASES       LEASES
                                                                  ------      ---------
1997 .................................................          $  1,402      $ 14,340
1998 .................................................             1,028        13,859
1999 .................................................               787        13,144
2000 .................................................               464        11,894
2001 .................................................               464        11,480
Thereafter ...........................................             1,709        59,656
                                                                --------      --------
Total minimum lease payments .........................             5,854      $124,373
                                                                              ========
Amount representing interest .........................            (1,582)
                                                                --------
Present values of net minimum lease payments .........             4,272
Less: current portion ................................            (1,020)
                                                                --------
Long-term capital lease obligations ..................          $  3,252
                                                                ========

NOTE 6--INCOME TAXES:
The provision for income taxes consists of the following (in thousands):

                                                                           1996          1995     1994
                                                                          --------    --------    --------
   Current tax expense:
    Federal                                                               $  7,442    $  6,999    $  5,827
    State                                                                    1,664       1,569       1,432
                                                                          --------    --------    --------
        Total current                                                        9,106       8,568       7,259
                                                                          --------    --------    --------
   Deferred tax expense:
    Federal                                                                   (229)       (238)         81
    State                                                                      (32)        (37)        156
                                                                          --------    --------    --------
        Total deferred                                                        (261)       (275)        237
                                                                          --------    --------    --------
   Total provision                                                        $  8,845    $  8,293    $  7,496
                                                                          ========    ========    ========

                            TRACTOR SUPPLY COMPANY

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                               DECEMBER 28,  DECEMBER 30,
                                                                  1996          1995
                                                               ------------  ------------
    Current tax assets:
      Inventory valuation ..................................    $  3,339      $  3,049
      Other ................................................       1,378         1,096
                                                                --------      --------
                                                                   4,717         4,145
                                                                --------      --------
    Current tax liabilities:
      Inventory basis difference ...........................      13,922        13,922
      Other ................................................         312           463
                                                                --------      --------
                                                                  14,234        14,385
                                                                --------      --------
    Net current tax liabilities ............................    $  9,517      $ 10,240
                                                                ========      ========
    Non-current tax assets:
      Capital lease obligation basis difference ............    $  1,304      $  1,670
      Fixed assets basis difference ........................         458           619
      Other ................................................       1,382         1,105
                                                                --------      --------
                                                                   3,144         3,394
                                                                --------      --------
    Non-current tax liabilities:
      Depreciation .........................................       1,613         1,353
      Capital lease assets basis difference ................         467           515
                                                                --------      --------
                                                                   2,080         1,868
                                                                --------      --------
    Net non-current tax assets .............................    $  1,064      $  1,526
                                                                ========      ========


A reconciliation of the provision for income taxes to the amounts computed at the federal statutory rate is as follows (in thousands):

                                                                        1996          1995         1994
                                                                     --------       --------    --------
   Tax provision at statutory rate .................                 $  7,729       $  7,285    $  6,564
   Tax effect of:
    State income taxes, net of federal tax benefit..                    1,082          1,020         928
    Amortization of negative goodwill ..............                      (63)           (63)        (63)
    Other ..........................................                       97             51          67
                                                                     --------       --------    --------
                                                                     $  8,845       $  8,293    $  7,496
                                                                     ========       ========    ========


A substantial portion of the current deferred tax liability of the Company relates to the tax treatment of certain inventory and other assets acquired by the Company in connection with an acquisition in 1982. Recent cases cast some doubt as to whether the Company's tax position with respect to such inventory and other assets would be sustained if challenged. If the Company were challenged on its tax position, no assurance can be given as to the outcome. However, the Company believes, based upon its understanding of the resolution of similar situations by others, that it has established adequate reserves and that, accordingly, resolution of this issue would not have a material adverse effect on its results of operations or financial position.

NOTE 7--REDEEMABLE PREFERRED STOCK:

The Company is authorized to issue 40,000 shares of Preferred Stock, with such designations, rights and preferences as may be determined from time to time by the Board of Directors (Note 2).

                            TRACTOR SUPPLY COMPANY

In May 1991, in accordance with a Plan of Reorganization and Exchange Agreement, the Company reacquired 2,890,151 shares of common stock in exchange for 5,875 shares of Series B Preferred Stock (the "Preferred Stock") and cash. The Preferred Stock has a par value of $1 per share and a stated value and liquidation preference of $1,000 per share. Dividends on the Preferred Stock are cumulative and payable semi-annually on May 1st and November 1st at a rate of 8.0% per annum on the stated value of the outstanding shares, increasing to 10% on May 1, 1999, 11% on May 1, 2000, 12% on May 1, 2001 and 13% thereafter.
On April 27, 1995, the Company's stockholders approved an amendment to the Company's Restated Certificate of Incorporation to change the redemption provisions of the Company's Series B Preferred Stock to permit the Company, at its option, to repurchase all or any part of the shares of Series B Preferred Stock then outstanding at any time and from time to time on or after May 1, 1995, (rather than on or after May 1, 1996, as previously provided in the Restated Certificate of Incorporation). On May 26, 1995, the Company repurchased 2,350 shares of the Series B Preferred Stock at a total repurchase price of approximately $2,363,000 (including accrued dividends totaling approximately $13,000). On May 24, 1996, the Company repurchased 1,762 shares of the Series B Preferred Stock at a total repurchase price of approximately $1,771,000 (including accrued dividends totaling approximately $9,000). If the Company fails to make two consecutive dividend payments or to redeem all of the outstanding shares of the Preferred Stock by April 30, 2003, holders of the Preferred Stock would be entitled to elect a majority of the Board of Directors of the Company until such dividends were paid or such redemption was completed. The Company has paid all dividends on a timely basis.

NOTE 8--RELATED PARTY TRANSACTIONS:

In 1986, the Company entered into capitalized sale-leaseback transactions with certain officers of the Company for seven of its stores. The Company sold, leased back and provided the financing for seven of its real properties at estimated fair values totaling $2,575,000. The related gains arising from the sale of these properties have been deferred and are being amortized on a straight-line basis over the terms of the related leases. Properties under capital leases acquired through sale-leaseback transactions have been reduced by the related deferred gains on the properties and are classified with property and equipment. The leases have basic terms of 20 years with options to renew for two successive five-year terms. The Company has an option to purchase the leased properties after December 31, 1995. Rent payments under these leases were approximately $425,000 in fiscal 1996 and $319,000 in fiscal 1995 and 1994. The Company recognized interest income (computed at 11.0%) under the related notes receivable of approximately $30,000 in fiscal 1994. By December 31, 1994, all the officers had repaid their outstanding obligations under these notes to the Company. The balance of these capitalized lease obligations, included in total capital lease obligations at December 28, 1996, was $1,817,000.

The Company leases its management headquarters from a partnership in which certain stockholders of the Company are general partners. The original lease term is ten years, commencing in February 1987, with two consecutive five-year optional renewal terms. During fiscal 1996, the Company exercised both remaining five-year renewal options, with monthly rent set at $35,000 and $39,000 per month, respectively. Rent payments under this lease were $384,000 in each of the fiscal years 1996, 1995 and 1994.

The Company leases one of its stores from a corporation in which certain executive officers and directors of the Company are the sole shareholders, directors and executive officers. The initial term of the lease is twenty years, commencing in September 1991 and ending in August 2011, subject to renewal at the option of the Company for two successive five-year terms. Monthly rent ranges from $8,437 for the first five years to $9,375 for the final five years of the initial term. The Company has the option to terminate the lease at any time after August 31, 2001 by offering to purchase the premises at a price that increases from $873,300 to $1,012,500, depending on the date of the offer. If the lessor were to reject the Company's offer to purchase, the lease would terminate 90 days after the date of the offer. The related land is leased by the lessor from the Company pursuant to a ground lease agreement dated July 1, 1994 providing for a fifty-year lease term, commencing in July 1991 and ending in June 2011 and annual rental payments that range from $15,000 to $24,300.

                            TRACTOR SUPPLY COMPANY

In October 1996, the Board approved a proposed transaction to relocate this store to a larger facility. To effect the proposed transaction, the Company expects it will (i) acquire the store building from the lessor for $650,000, the purchase price provided for under the lease agreement between the Company and the lessor effective through August 31, 1996 (the lessor waived the increase in the purchase price effective September 1, 1996 since the transaction on the property is not expected to close until approximately June
1997), (ii) cancel the ground lease agreement with the lessor respecting said property, (iii) sell the store (building and land) to an unrelated real estate developer for $750,000 (which is approximately $650,000 below the appraised value of said property), and (iv) lease a new larger store from the same developer (said new store to be built by the developer on a nearby site owned by them of approximately four acres and in accordance with the Company's specifications), pursuant to which the Company will receive a discounted rent (approximately $6.30 per square foot initially compared to the market rate of approximately $8.60 per square foot or approximately $750,000 over the fifteen year initial lease) in consideration for the reduced purchase price on the store building and land.

The Company also leases one store location from an S corporation owned by certain officers of the Company. Rent payments under this lease were approximately $101,000 in each of the fiscal years 1996, 1995 and 1994.

NOTE 9--RETIREMENT BENEFIT PLANS:

The Company has a defined contribution benefit plan, the TSC Industries, Inc. Employee 401(k) Retirement Plan, which provides retirement and other benefits for the Company's employees. Employees become eligible for participation upon completion of 12 consecutive months of employment and 1,000 hours or more of service. The Company contributes an amount equal to 2% of employee's compensation plus an additional 25% of any employee voluntary contribution (limited to 5% of the employee's total compensation).

Effective March 26, 1994, the Employee Stock Ownership Plan was merged into the TSC Industries, Inc. Employee 401(k) Retirement Plan and the name was changed to the Tractor Supply Company Employee 401(k) Retirement Plan. At December 28, 1996, this plan owned 978,912 shares of the Company's common stock. Expense for the merged plan for fiscal 1996, 1995 and 1994 was approximately $565,000, $579,000 and $373,000, respectively.

NOTE 10--STOCK-BASED COMPENSATION PLANS:

 FIXED STOCK OPTION PLAN

 The Company has a stock option plan for officers, directors (including non-employee directors) and key employees which reserves 250,000 shares of common stock for future issuance under the plan. The per share exercise price of options granted shall not be less than the fair market value of the stock on the date of grant and such options will expire no later than ten years from the date of grant. In the case of a stockholder owning more than 10% of the outstanding voting stock of the Company, the exercise price of an incentive stock option may not be less than 110% of the fair market value of the stock on the date of grant and such options will expire no later than five years from the date of grant. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable on a tax deferred basis for the first time by an individual in any calendar year may not exceed $100,000. Options granted vest one-third each year beginning on the third anniversary date of the grant and expire after ten years.

                            TRACTOR SUPPLY COMPANY

Plan activity is summarized as follows:

                                                NUMBER OF          OPTION PRICE
                                                 SHARES          RANGE PER SHARE
                                                ---------        ---------------
       Options granted in fiscal 1994             32,500          $21.50 - $27.00
        Canceled                                  (2,500)         $    21.50
                                                --------

       Outstanding at December 31, 1994           30,000          $21.50 - $27.00
        Granted                                   52,750          $21.31 - $22.13
        Canceled                                  (6,750)         $21.50 - $22.13
                                                --------

       Outstanding at December 30, 1995           76,000
        Granted                                  135,500          $21.38 - $25.13
        Canceled                                 (26,500)         $21.38 - $22.13
                                                --------

       Outstanding at December 28, 1996          185,000
                                                ========


 Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB Statement No. 123, the Company's net income and earnings per share, for fiscal 1996 and 1995, would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):


                                                  1996     1995
                                                 -------  -------
              Net income            As reported  $13,236  $12,522
                                    Pro forma     12,919   12,397

              Net income per share  As reported  $  1.50  $  1.40
                                    Pro forma       1.46     1.39


 The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions using grants in fiscal 1994, 1995 and 1996, respectively: expected volatility of 25% and risk-free interest rates of approximately 6.75% for all years; average expected lives of 7.5 years (1994 Options), 6.5 years (1995 Options) and 6.0 years (1996 Options); and no dividend yield for any year.

 EMPLOYEE STOCK PURCHASE PLAN

 In July 1996, the Company adopted the 1996 Associate Stock Purchase Plan (the "ASPP") to allow eligible employees of the Company the opportunity to purchase, through payroll deductions, shares of common stock of the Company at a 15% discount. In August 1996, the Company filed a registration statement with the Securities and Exchange Commission covering the shares of common stock to be sold under the ASPP. Continuance of the ASPP is subject to its approval by the Company's stockholders at the Company's 1997 annual meeting. In addition, although the Company has authorized the sale of 1,000,000 shares of common stock under the ASPP, 500,000 of such shares will be available only if the Company's stockholders approve an appropriate increase in the number of authorized shares of the Company's common stock. The first offering period under the new ASPP ended on December 31, 1996 and, as such, no additional stock had been issued by the Company under the plan as of December 28, 1996.

                             TRACTOR SUPPLY COMPANY






                             DIRECTORS, OFFICERS, AND CORPORATE INFORMATION
--------------------------------------------------------------------------------------------------------------------------------
                                              DIRECTORS

JOSEPH H. SCARLETT, JR.                      THOMAS J. HENNESY, III                      JOSEPH M. RODGERS (1) (2)
Chairman of the Board                        Retired Vice Chairman                       Chairman of the Board
Tractor Supply Company                            of the Board                                The JMR Group, an investment
                                             Tractor Supply Company                           firm, and former U.S.
                                                                                              Ambassador to France
GERALD E. NEWKIRK                            JOSEPH D. MAXWELL
President                                    Retired Vice President
Tractor Supply Company                       Tractor Supply Company
                                                                                              (1) Audit Committee Member
                                                                                              (2) Compensation Committee Member
THOMAS O. FLOOD                              S.P. BRAUD (1)*(2)*                              (*) Committee Chairman
Senior Vice President                        Retired Chief Financial Officer
Tractor Supply Company                            Service Merchandise Company,
                                                  Inc. and President and Director
                                                  Braud Design/Build, Inc.
-----------------------------------------------------------------------------------------------------------------------------

                                                        OFFICERS
JOSEPH H. SCARLETT, JR.                      JOHN W. ATKINS                              GARY M. MAGONI
Chairman of the Board and                    Vice President-Farm Merchandising           Vice President-Operations
     Chief Executive Officer                                                                  (Region I)

GERALD E. NEWKIRK                            BLAKE A. FOHL                               JAMES R. MCMURRAY
President and                                Vice President-Marketing                    Vice President-Information
     Chief Operating Officer                                                                  Technology and Chief
                                             LAWRENCE GOLDBERG                                Information Officer
THOMAS O. FLOOD                              Vice President-Logistics
Senior Vice President-                                                                   STANLEY L. RUTA
     Administration and Finance,             LEO H. HABERER                              Vice President-Operations
     Treasurer and Chief Financial Officer   Vice President-Real Estate                       (Region II)

JOHN R. PEARSON                              MICHAEL J. KINCAID                          DAISY L. VANDERLINDE
Senior Vice President-                       Vice President-Controller                   Vice President-Human Resources
     Merchandising                                and Secretary
----------------------------------------------------------------------------------------------------------------------------------
                                                 CORPORATE INFORMATION

Store Support Center                         Annual Meeting                              written request to the Company's
Tractor Supply Company                       The Annual Meeting of                       investor relations firm:
320 Plus Park Boulevard                      Stockholders will be held at                   Corporate Communications, Inc.
Nashville, Tennessee  37217                  10:00 a.m., April 24, 1997 at the              523 Third Avenue South
615/366-4600                                 Company's Store Support  Center,               Nashville, Tennessee  37210
                                             320 Plus Park Boulevard, Nashville,            615/254-3376
Transfer Agent and Registrar                 Tennessee, 37217
The First National Bank of Boston                                                        Quarterly Stock Price Range
Shareholder Services                         Number of Stockholders
P.O. Box 644, Mail Stop 45-02-09             As of January 31, 1997 there were             High             Low
Boston, Massachusetts  02102                 approximately 61 stockholders of              ---------------  -------
617/575-3400                                 record. This number excludes                  Fiscal 1996:
                                             individual stockholders holding                First Quarter   $27 1/2  $19 3/4
Independent Accountants                      stock under nominee security                   Second Quarter  $27 1/4  $22
Price Waterhouse LLP                         position listings.                             Third Quarter   $23 1/2  $20 3/4
4400 Harding Road                                                                           Fourth Quarter  $22 3/4  $19 5/8
Nashville, Tennessee  37205                  Form 10-K
                                             A copy of the Company's                      Fiscal 1995:
Stock Exchange Listing                       Annual Report on Form 10-K,                    First Quarter   $24 1/4  $20 1/4
The Nasdaq National Market                   as filed with the Securities                   Second Quarter  $22 1/4  $18 1/4
Ticker Symbol:  TSCO                         and Exchange Commission, will be               Third Quarter   $24 1/2  $19
                                             sent to any stockholder upon                   Fourth Quarter  $20 1/2  $14 5/8
World Wide Web
http://www.tractorsupplyco.com

                             TRACTOR SUPPLY COMPANY


                                   BACK COVER