Form 10-K, Exhibit 13
period 1998-12-26
TRACTOR SUPPLY CO /DE/
filed 1999-03-17
CIK 916365

                                                                    Exhibit 13.1

                                    [Photo]
                                   Cover Page




[TSC] TRACTOR SUPPLY CO

Where America's Farmers Shop



Record Financial Performance


Aggressive Growth Plans


Customer-Driven Merchandise Initiatives


Spreading the Word-New Marketing Initiatives




1998 ANNUAL REPORT

[Photo] -- Store Front


COMPANY PROFILE


Since its founding as a mail order tractor parts business in 1938, Tractor Supply Company has grown to be one of the largest operators of retail farm stores in America. The Company supplies the daily farming and maintenance needs of its target customers: hobby, part-time and full-time farmers and ranchers, as well as rural customers, contractors and tradesmen. At the close of fiscal 1998, the Company operated 243 retail farm stores in 26 states. Tractor Supply Company stores typically range in size from 12,000 to 14,000 square feet of inside space and utilize at least as many square feet of outside selling space. An average store displays a comprehensive selection of over 12,000 different products, including farm maintenance products (fencing, tractor parts and accessories, agricultural spraying equipment and tillage parts); animal products (specialty feeds, supplements, medicines, veterinary supplies and livestock feeders); general maintenance products (air compressors, welders, generators, pumps, plumbing and tools); lawn and garden products (riding mowers, tillers and fertilizers); light truck equipment; and work clothing. The stores are located in rural communities and in the outlying areas of large cities where farming is a significant factor in the local economy. The Company employs approximately 3,100 people. Tractor Supply Company has been a public company since February 1994. Its stock is traded on The Nasdaq National Market under the symbol "TSCO".



NUMBER OF STORES BY STATE

[Map]



Texas               41      Kansas            7      Oklahoma              2

Ohio                33      Arkansas          6      South Carolina        2

Michigan            21      Minnesota         6      Mississippi           1

Tennessee           21      Missouri          6      Montana               1

Indiana             18      Nebraska          6      New York              1

Kentucky            12      Virginia          6      Wisconsin             1
                                                                         ---
Illinois            11      Pennsylvania      5       Total              243
                                                                         ===
North Carolina      10      South Dakota      4

Iowa                 9      Alabama           3

North Dakota         8      Maryland          2


Visit us on the Web at www.tractorsupplyco.com

                             TRACTOR SUPPLY COMPANY
                              FINANCIAL HIGHLIGHTS
                       (in thousands, except where noted)




                                                         Fiscal Year               Percent
                                                   -----------------------        Increase
                                                      1998          1997          (Decrease)
--------------------------------------------------------------------------------------------
Operating Results:
   Net sales                                       $ 600,677     $ 509,052          18.0%
   Income before income taxes                         25,292        19,933          26.9
   Net income                                         14,800        11,761          25.8
   Net income per share - basic ($)                     1.69          1.34          26.1
   Net income per share - assuming dilution ($)         1.68          1.34          25.4
Financial Position:
   Total assets                                      264,649       224,080          18.1
   Cash and short-term investments                    18,201         8,477         114.7
   Stockholders' equity                              119,976       104,889          14.4
   Long-term debt to equity (%)                         30.9          29.7           4.0
Statistics:
   Number of stores (#)                                  243           228           6.6
   Square footage at year end                          3,014         2,807           7.4
   Average sales per store                             2,472         2,233          10.7
   Net sales per square foot ($)                         206           191           7.9





[Bar Graph]                [Bar Graph]                [Bar Graph]

Net Sales                 Total number of           5-year compound
1994/1998                stores 1994/1998              growth rate

                             TRACTOR SUPPLY COMPANY
                             Letter To Stockholders


Last year marked a tremendous milestone for Tractor Supply Company. Sales exceeded the magic six hundred million-dollar mark and profits set a new record. In addition I can confidently say that our leadership team is the strongest ever. The future for our company and for our special niche in the retail market looks very bright.



                                 [Joe Scarlett]
                                   [Picture]



FINANCIAL RESULTS - annual sales increased 18% and the more important measure of comparable store sales grew by a very strong 10.9%. Net income was $14.8 million, up 26% for the year. On a per-share basis Tractor Supply earned $1.68 compared to $1.34 in 1997. Sales and profit growth out-paced most other retail companies last year.

MARKET NICHE - we have a very special and unique niche in the retail market serving the basic maintenance needs of farm, ranch and rural customers. Staying very close to our customers is the way we so effectively respond to their changing needs. We continually define and re-define our merchandising, marketing and operations. Tractor Supply Company is the leader in the farm and ranch business because we take the best care of our customer.

SALES GROWTH - driving comparable store sales is our principal focus at Tractor Supply. We start by providing the very best customer service. Then product assortments are continually changed and improved to best respond to customer needs. Diligent attention to staying in stock in the basic maintenance products is another essential element in our sales growth. When we talk about sales at Tractor Supply Company "we only talk about comparable store sales growth" because that is the key component that drives profit improvement.

MARKETING - 1998 marked the first year of the new Tractor Supply Company marketing program. Print advertising was the most aggressive ever and we aired over 200,000 commercials in our first serious radio effort. We also advertised nationally on three cable television networks for the first time. Our spokesmen country music superstar George Strait and renowned horse trainer John Lyons were both featured in radio and TV commercials.

NEW STORE GROWTH - Tractor Supply successfully opened 15 new stores last year that are meeting or exceeding our expectations. In 1999 we will return to 12% unit growth by opening 30 additional stores.

INFRASTRUCTURE - Tractor Supply is committed to infrastructure investment that supports future growth. We are now operating SAP retail systems, which are considered the most advanced retail systems in the world. We are proud to say the project was completed under budget and in record time. Logistics operations will easily meet future needs through both capacity growth and efficiency improvements. We will progressively and prudently expand all aspects of infrastructure capacity to support growth.

LEADERSHIP TEAM - the organization is making major strides forward with the added leadership from our two new senior vice-presidents. Jerry Brase has driven major product assortment changes and spearheaded new marketing initiatives. Mike Brown's influence on systems, processes, shrinkage reduction and development of the field management team is making a positive difference. The Executive team today is more focused, aligned and committed than ever before.

OUR PEOPLE - Tractor Supply Company is fortunate to have over 3,000 dedicated hard-working associates who all contribute to our success. People make the difference in business. Our people are the best.

OUTLOOK - we expect 6% to 8% same store sales growth, 12% new store unit growth and consistent annual 20% net income improvement. Our niche is clearly defined, our management team is in place and focused, and there is a positive spirit throughout the organization. The outlook for Tractor Supply Company is the best ever!

I am more confident about the future of our company today than at any time in my 20 years with Tractor Supply Company. I am confident because of the strength of our current Executive and Management team. We are the farm store leader in every respect.



                                /s/ Joe Scarlett
                                  Joe Scarlett
                      Chairman of the Board, President and
                            Chief Executive Officer


As with any business, all phases of the Company's operations are subject to influences outside its control. This report contains certain forward-looking statements. These statements include reference to certain factors, any one, or a combination, of which could materially affect the results of the Company's operations. These factors include general economic cycles affecting consumer spending, weather factors, pricing and other competitive factors, the timing and acceptance of new products in the stores, the mix of goods sold, capital market conditions in general, the impact of the Year 2000 issue and the seasonality of the Company's business. Forward-looking statements made by or on behalf of the Company are based on a knowledge of its business and the environment in which it operates, but because of the factors listed above, actual results could differ materially from those reflected by any forward-looking statements. Consequently, all of the forward-looking statements made are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business and operations.

                                   [Picture]
                                    Products


In order to build on the success of our 1998 efforts, we have remerchandised our Hardware, Plumbing, Electrical, Paint, Truck Accessories, Towing Accessories and Lubricant Departments in the first quarter of 1999.

CUSTOMER-DRIVEN
MERCHANDISE INITIATIVES

In 1998, Tractor Supply undertook an aggressive remerchandising program designed to better satisfy the needs of our target customer--the hobby, part-time and full-time farmer. By soliciting and listening to feedback from our customers and our store associates, we developed a remerchandising strategy that is exciting our customers and driving sales. Each year, we will use the first quarter to complete that year's major new merchandising initiatives.

In 1998, we rolled out new merchandising initiatives by expanding our Equine, Pet Supplies, Animal Health and Feed Departments. In addition, we refined our product offering in our Apparel Department and our Agricultural Supplies Department. The Lawn & Garden Departments were remerchandised in the "center court" of our stores to better take advantage of high-margin, add-on sales opportunities. By focusing on these key categories, we have begun to attract more female shoppers while better serving the needs of our existing customers. These departments all experienced high double-digit comparable store sales growth.

In order to build on the success of our 1998 efforts, we have remerchandised our Hardware, Plumbing, Electrical, Paint, Truck Accessories, Towing Accessories and Lubricant Departments in the first quarter of 1999. The product mix and merchandising techniques in these departments have been refined to better focus on the needs of our core customer. In addition, we have expanded Electrical Fencing, added a brand new Tractor Parts program, and have remerchandised our Equine Department to maintain the growth begun last year. These departments represent above-average gross margins, which will help improve our margin, as well as driving comparable store sales.

In the future, we will continue to evolve our merchandising mix and presentation by listening even more closely to our target customer, and changing to better satisfy their expressed needs. Being customer-driven and willing to change is part of the unique culture of Tractor Supply. It is also one of the reasons we say Tractor Supply is a "60 YEAR OLD NEW COMPANY"!




      [Photo]           [Photo]           [Photo]           [Photo]

      Products          Products          Products          Products

                                    [Photo]
                           George Strait & John Lyons


The highlight of our 1998 marketing program was the addition of two Company spokesmen: country music legend George Strait and nationally recognized horse trainer John Lyons.

SPREADING THE WORD-
NEW MARKETING INITIATIVES

In retail, change only matters if your customer gets the message. In 1998, Tractor Supply embarked on changing the perception of Tractor Supply as "AMERICA'S BEST KEPT RETAIL SECRET." With the support of our key vendor partners, the Company implemented a "world-class" marketing program in 1998. The goals of our marketing and advertising programs were to increase top-of-mind awareness of Tractor Supply among our potential customer base and attract new customers to Tractor Supply.

To accomplish these objectives, we built a marketing program designed to appeal to our customer's lifestyle. The 1998 marketing program was carefully crafted to reach our target audience in the most cost effective and efficient means. Our media program included the following:

- EXPANDED PRINT ADVERTISING PROGRAM - Featuring 21 circulars and four quarterly Blue Book catalogs aimed at our core customer
- RADIO ADVERTISING IN ALL MARKETS - Over 225,000 radio spots on the most listened to country music radio station in each market
- TELEVISION ADVERTISING ON NATIONAL NETWORK CABLE - Over 1,250 television spots on TNN (The Nashville Network), CMT (Country Music Television) and The Weather Channel.

The highlight of our 1998 marketing program was the addition of two Company spokesmen: country music legend GEORGE STRAIT and nationally recognized horse trainer JOHN LYONS. George Strait helped Tractor Supply "connect" with our target customer and their lifestyle, and John Lyons gave instant credibility to the Company's new merchandising initiative in the Equine Department.

If comparable store sales increases, increased transaction counts, and national recognition are measures of a marketing program's success, then, based on Tractor Supply's record performance in 1998, our new marketing programs were truly "world-class."

In 1999, the Company plans to build on the success of its 1998 program. We will further expand our print advertising program with an all new "event marketing" campaign and the largest ever Blue Book reference catalog. For the first time, this 384-page reference catalog will also be available over the Internet on the Company's very active Web site. The Company's relationship with George Strait and John Lyons will be taken to the next level as they "discover" the unique selling proposition that is Tractor Supply!

Tractor Supply's marketing program is all about building a long-term relationship with its customer. The Company's marketing programs are all designed to "personalize" the Tractor Supply shopping experience and strengthen our bond with our customer.



      [Photo]           [Photo]           [Photo]           [Photo]

     Commercial        Commercial        Commercial        Commercial
     screen shot       screen shot       screen shot       screen shot

                             TRACTOR SUPPLY COMPANY
             FIVE YEAR SELECTED FINANCIAL AND OPERATING HIGHLIGHTS




                                                                                  Fiscal Year Ended
                                                     -----------------------------------------------------------------------------
                                                                 (in thousands, except per share and operating data)
                                                     DECEMBER 26,   DECEMBER 27,    DECEMBER 28,     DECEMBER 30,     DECEMBER 31,
                                                        1998            1997            1996             1995             1994
----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
   Net sales                                         $  600,677     $   509,052      $  449,029       $  383,903       $  329,967
   Gross margin                                         154,638         131,542         116,651           98,656           88,187
   Selling, general and administrative expenses         120,734         104,661          88,827           73,587           65,790
   Depreciation and amortization                          5,342           4,509           3,385            2,524            1,845
                                                     -----------------------------------------------------------------------------
   Income from operations                                28,562          22,372          24,439           22,545           20,552
   Interest expense, net                                  3,270           2,439           2,358            1,730            1,798
                                                     -----------------------------------------------------------------------------
   Income before income taxes                            25,292          19,933          22,081           20,815           18,754
   Income tax provision                                  10,492           8,172           8,845            8,293            7,496
                                                     -----------------------------------------------------------------------------
   Net income                                        $   14,800     $    11,761      $   13,236       $   12,522       $   11,258
                                                     =============================================================================
   Net income applicable to common stockholders      $   14,800     $    11,705      $   13,039       $   12,165       $   10,788
                                                     =============================================================================
   Net income per share - basic (a)                  $     1.69     $      1.34      $     1.50       $     1.40       $     1.28
                                                     =============================================================================
   Weighted average common shares outstanding         8,742,187       8,724,915       8,718,000        8,718,000        8,433,934
OPERATING DATA:
   Gross margin                                            25.7%           25.8%           26.0%            25.7%            26.7%
   Selling, general and administrative expenses            20.1%           20.5%           19.8%            19.2%            19.9%
   Income from operations                                   4.7%            4.4%            5.4%             5.9%             6.2%
   Net income                                               2.5%            2.3%            2.9%             3.3%             3.4%
   Number of stores:
     Beginning of year                                      228             208             185              165              152
     New stores                                              15              22              23               20               13
     Closed stores                                           --              (2)             --               --               --
                                                     -----------------------------------------------------------------------------
     End of year                                            243             228             208              185              165
                                                     =============================================================================
   Number of relocated stores                                 1               1               4                2                4
   Number of remodeled stores (b)                            --              --               1                6                2
   Total selling square footage at period end (c)     3,014,196       2,806,864       2,543,575        2,237,755        1,929,396
   Average sales per store (in thousands)            $    2,472     $     2,233      $    2,159       $    2,075       $    2,000
   Net sales per square foot of selling space        $      206     $       191      $      185       $      178       $      178
   Comparable store sales increase (d)                     10.9%            3.1%            2.5%             3.1%            11.7%
BALANCE SHEET DATA (AT END OF PERIOD):
   Working capital                                   $   95,530     $    82,869      $   65,954       $   63,850       $   46,184
   Total assets                                         264,649         224,080         195,582          174,129          146,248
   Long-term debt, less current portion (e)              37,132          31,134          21,166           25,858           12,266
   Redeemable preferred stock                                --              --           1,763            3,525            5,875
   Stockholders' equity                                 119,976         104,889          92,966           79,951           67,817

--------------
(a) Basic net income per share is calculated based on the weighted average number of common shares outstanding applied to net income applicable to common stockholders.
(b)      Includes remodelings costing more than $150,000.
(c) Total selling square footage includes normal selling space and excludes office, stockroom, receiving space and outside selling space.
(d) Comparable store sales increases are calculated on a 52-week basis, excluding relocations, using all stores open at least one year.
(e) Long-term debt includes borrowings under the Company's principal revolving credit agreements, term loan agreements and amounts outstanding under its capital lease obligations, excluding the current portions of each.

                             TRACTOR SUPPLY COMPANY
                MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis describes certain factors affecting Tractor Supply Company's (the "Company") results of operations for the three fiscal years ended December 26, 1998 and its liquidity and capital resources. This discussion should be read in conjunction with the financial statements and notes thereto included elsewhere in this Annual Report. The following discussion and analysis also contains certain historical and forward-looking information. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 ("the Act"). All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business operations and other such matters are forward-looking statements. To take advantage of the safe harbor provided by the Act, the Company is identifying certain factors that could cause actual results to differ materially from those expressed in any forward-looking statements, whether oral or written, made by or on behalf of the Company.

All phases of the Company's operations are subject to influences outside its control. Any one, or a combination, of these factors could materially affect the results of the Company's operations. These factors include general economic cycles affecting consumer spending, weather factors, operating factors affecting customer satisfaction, consumer debt levels, pricing and other competitive factors, the ability to identify suitable locations and negotiate favorable lease agreements on new and relocated stores, the timing and acceptance of new products in the stores, the mix of goods sold, the continued availability of favorable credit sources and other capital market conditions, the impact of the Year 2000 issue, and the seasonality of the Company's business. Forward-looking statements made by or on behalf of the Company are based on a knowledge of its business and the environment in which it operates, but because of the factors listed above, actual results could differ materially from those reflected by any forward-looking statements. Consequently, all of the forward-looking statements made are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business and operations.

The Company's fiscal year ends on the Saturday closest to December 31. Fiscal years 1998, 1997 and 1996 consisted of 52 weeks.

OVERVIEW

Since its founding as a mail order tractor parts business in 1938, the Company has grown to be one of the largest operators of retail farm stores in America. The Company supplies the daily farming and maintenance needs of its target customers: hobby, part-time and full-time farmers and ranchers, as well as rural customers, contractors and tradesmen. The Company's stores typically range in size from 12,000 to 14,000 square feet of inside selling space and utilize at least as many square feet of outside selling space. An average store displays a comprehensive selection of over 12,000 different products, including farm maintenance products (fencing, tractor parts and accessories, agricultural spraying equipment and tillage parts); animal products (specialty feeds, supplements, medicines, veterinary supplies and livestock feeders); general maintenance products (air compressors, welders, generators, pumps, plumbing and tools); lawn and garden products (riding mowers, tillers and fertilizers); light truck equipment; and work clothing. The stores are located in rural communities and in the outlying areas of large cities where farming is a significant factor in the local economy. The Company does not sell large tractors, combines, bulk chemicals or bulk fertilizers.

Over the past five fiscal years since the Company's initial public offering in February 1994 (the "Offering"), the Company has opened 93 new retail farm stores: 13 in fiscal 1994, 20 in fiscal 1995, 23 in fiscal 1996, 22 in fiscal 1997 and 15 in fiscal 1998. These new stores have increased the Company's market presence in the Southwest, primarily in Texas, and in the Southeast, primarily in Tennessee, Kentucky and North Carolina. This expansion brings the Company's total store count to 243 (in 26 states) as of December 26, 1998. The Company plans to open an additional 30 stores in fiscal 1999, approximately six of which are scheduled to open in the first quarter of fiscal 1999, 33 in fiscal 2000 and additional stores thereafter. Over the past five fiscal years since the Offering, the Company has also relocated twelve stores (four in fiscal 1994, two in fiscal 1995, four in fiscal 1996, one in fiscal 1997 and one in fiscal 1998) and completed major remodelings on nine of its existing stores. In total over the past five fiscal years since the Offering, the Company has opened, relocated or remodeled 114 stores.

                             TRACTOR SUPPLY COMPANY
                MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Between fiscal year 1994 and fiscal year 1998, net sales increased from $330.0 million to $600.7 million and net income increased from $11.3 million to $14.8 million, reflecting a four-year compound annual growth rate of 16.2% and 7.1%, respectively. Between fiscal year 1993 and fiscal year 1998, net sales increased from $279.2 million to $600.7 million and net income increased from $6.9 million to $14.8 million, reflecting a five-year compound annual growth rate of 16.6% and 16.4%, respectively. The Company generated these growth rates primarily from increases in comparable store sales and through new store openings and relocations of existing stores. Comparable stores sales increased 10.9%, 3.1%, and 2.5% in fiscal 1998, 1997 and 1996, respectively. Since 1993, the 99 new or relocated stores that have been open more than one year have generated average net sales that are approximately 21.7% per annum greater than those of existing stores.

SEASONALITY AND WEATHER

The Company's business is highly seasonal. Historically, the Company's sales and profits have been the highest in the second and fourth fiscal quarters of each year due to the farming industry's planting and harvesting seasons and the sale of seasonal products. The Company has typically operated at a net loss in the first fiscal quarter of each year. Unseasonable weather, excessive rain, drought, and early or late frosts may also affect the Company's sales. The Company believes, however, that the impact of adverse weather conditions is somewhat mitigated by the geographic dispersion of its stores.

The Company experiences a buildup of inventory and accounts payable during its first fiscal quarter each year for purchases of seasonal product in anticipation of the April through June selling season and again during its third fiscal quarter in anticipation of the October through December selling season.

The Company's unaudited quarterly operating results for each fiscal quarter of 1998 and 1997 are shown below (dollars in thousands, except per share amounts):

                                                       FIRST          SECOND         THIRD        FOURTH
                                                      QUARTER        QUARTER        QUARTER       QUARTER         TOTAL
---------------------------------------------------------------------------------------------------------------------------
1998
   Net sales                                         $ 105,587       $196,081      $140,628      $158,381      $600,677
   Gross margin                                         26,489         49,248        36,433        42,468       154,638
   Income (loss) from operations                        (1,710)        16,273         4,486         9,513        28,562
   Net income (loss)                                    (1,502)         9,168         2,137         4,997        14,800
   Net income (loss) per share - basic                    (.17)          1.05           .24           .57          1.69
   Net income (loss) per share - assuming dilution        (.17)          1.04           .24           .56          1.68

1997
   Net sales                                         $  96,409       $159,493      $118,438      $134,712      $509,052
   Gross margin                                         24,153         41,259        30,273        35,857       131,542
   Income (loss) from operations                          (964)        12,149         3,221         7,966        22,372
   Net income (loss)                                      (926)         6,988         1,552         4,147        11,761
   Net income (loss) per share - basic                    (.11)           .80           .18           .47          1.34
   Net income (loss) per share - assuming dilution        (.11)           .80           .18           .47          1.34

                             TRACTOR SUPPLY COMPANY
                MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS




RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items in the Company's Statements of Income expressed as a percentage of net sales:


                                                                        FISCAL YEAR ENDED
                                              ---------------------------------------------------------------------
                                               DECEMBER 26,  DECEMBER 27,  DECEMBER 28,  DECEMBER 30, DECEMBER 31,
                                                   1998          1997          1996          1995         1994
-------------------------------------------------------------------------------------------------------------------
Net sales                                         100.0%       100.0%        100.0%        100.0%       100.0%
Cost of merchandise sold                           74.3         74.2          74.0          74.3         73.3
                                              ---------------------------------------------------------------------
Gross margin                                       25.7         25.8          26.0          25.7         26.7
Selling, general and administrative expenses       20.1         20.5          19.8          19.2         19.9
Depreciation and amortization                       0.9          0.9           0.8           0.6          0.6
                                              ---------------------------------------------------------------------
Income from operations                              4.7          4.4           5.4           5.9          6.2
Interest expense, net                               0.5          0.5           0.5           0.4          0.5
                                              ---------------------------------------------------------------------
Income before income taxes                          4.2          3.9           4.9           5.5          5.7
Income tax provision                                1.7          1.6           2.0           2.2          2.3
                                              ---------------------------------------------------------------------
Net income                                          2.5%         2.3%          2.9%          3.3%         3.4%
                                              =====================================================================


FISCAL 1998 COMPARED TO FISCAL 1997

Net sales increased 18.0% to $600.7 million in fiscal 1998 from $509.1 million in fiscal 1997. This increase resulted primarily from a comparable store sales increase of 10.9% (calculated on a 52-week basis, excluding relocations, using all stores open at least one year) and, to a lesser extent, new store openings and relocations. Comparable store sales for fiscal 1998 benefited from the "remerchandising" of the "right-side" (including expanding the Equine, Pet Supplies, Animal Health and Feed Departments and refining the Apparel and Agricultural Supplies Departments) and portions of the "center aisle" (mainly enhancing the Lawn and Garden Departments) of all stores early in fiscal 1998, the new and more aggressive marketing programs, an improved inventory in-stock position and favorable spring season and later winter weather conditions. The Company opened 15 new stores and relocated one store during fiscal 1998. The Company opened 22 new stores, closed two stores and relocated one store in fiscal 1997. At December 26, 1998, the Company operated 243 retail farm stores versus 228 stores at the end of the prior fiscal year.

The Company plans to remerchandise the remaining approximately 60% of the inside of all stores, consisting of the entire "left-side" of the store (including Tools, Hardware, Plumbing, Electrical, Paint, Truck Accessories, Towing Accessories and Lubricant Departments) and portions of the center aisle (mainly Electrical Fencing) and "agricultural sections" (including Tractor Parts and the Equine Department), in 1999. The Company believes that these remerchandising efforts rejuvenate the stores, create excitement with the customers and store associates and build stronger comparable store sales.

The gross margin rate decreased .1 percentage point to 25.7% of sales in fiscal 1998 from 25.8% in fiscal 1997. This decrease resulted primarily from lower gross margin rates in certain product categories (mainly due to additional seasonal markdowns and more aggressive promotional activities, principally additional discounting of select items in the Company's print advertising and additional discounting associated with the new stores' grand openings), offset, in part, by leverage improvements in both freight and shrinkage expense.

As a percent of sales, selling, general and administrative expenses decreased .4 percentage points to 20.1% for fiscal 1998 from 20.5% for fiscal 1997. On an absolute basis, selling, general and administrative expenses increased 15.4% to $120.7 million for fiscal 1998 from $104.7 million in fiscal 1997. The decrease in expenses on a percentage of sales basis resulted primarily from the Company's on-going efforts to control increases in its operating expenses as well as from the leverage gain attributable to the strong comparable store sales performance. The increase in absolute dollars was primarily attributable to costs associated with new store openings (new stores have considerably higher occupancy costs, primarily rent, than the existing store base), as well as higher incentive accurals.

During fiscal 1998, the Company implemented new marketing and advertising programs including (i) increased print advertising (ii) significantly expanded radio advertising, and (iii) for the first time, a national television advertising campaign featuring John Lyons, renowned horse trainer and national equine spokesman for the Company, and George Strait, renowned country music entertainer and national spokesman for the Company. The Company received marketing support funds totalling approximately $8.5 million from certain of its vendors to cover a portion of the costs of these new programs.

                             TRACTOR SUPPLY COMPANY
           MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


Depreciation and amortization expense increased 18.5% over the prior year due mainly to costs associated with new and relocated stores.

Net interest expense increased 34.1% in fiscal 1998 from fiscal 1997. The increase in interest expense reflects additional borrowings to fund the Company's growth and expansion plans, resulting in a higher average outstanding debt balance in fiscal 1998 compared to fiscal 1997.

The Company's effective tax rate increased 0.5 percentage points to 41.5% in fiscal 1998 from 41.0% in fiscal 1997 primarily due to a higher effective state income tax rate in fiscal 1998.

As a result of the foregoing factors, net income increased 25.8% to $14.8 million in fiscal 1998 from $11.8 million in fiscal 1997. As a percent of sales, net income increased 0.2 percentage points to 2.5% of sales in fiscal 1998 from 2.3% of sales in fiscal 1997.

FISCAL 1997 COMPARED TO FISCAL 1996

Net sales increased 13.4% to $509.1 million in fiscal 1997 from $449.0 million in fiscal 1996. This increase resulted primarily from new store openings and relocations, and, to a lesser extent, a comparable store sales increase of 3.1% (calculated on a 52 week basis, excluding relocations, using all stores open at least one year). Comparable store sales for fiscal 1997, benefitting from an aggressive inventory in-stock position as well as from several significant merchandising "relays" (a new economy feed line, a significantly enhanced animal health product line, a completely revamped equine product line, and a new ladies workwear line of clothing were rolled out to approximately 150 stores during fiscal 1997), were up 3.1% despite unseasonably cool and excessively rainy spring weather conditions and unseasonably warm winter weather conditions in November and December. The Company opened 22 new stores, closed two stores and relocated one store in fiscal 1997. The Company opened 23 new stores and relocated four stores during fiscal 1996. At December 27, 1997, the Company operated 228 retail farm stores versus 208 stores at the end of the prior fiscal year.

In June 1997, the Company slowed down its new store unit growth rate for a period of approximately 18 months (opening 22 new stores in the fiscal 1997 rather than the 25 originally contemplated, with plans calling for the opening of 15 new stores in fiscal 1998 rather than the 28 originally contemplated) in order to focus its efforts on rejuvenating the merchandise mix and improving comparable store sales. The Company anticipates resuming its approximate 12% overall new store unit growth rate each year beginning in fiscal 1999 (the Company has presently identified over 200 potential new markets).

The Company undertook major steps to build a stronger foundation to better support the Company's growth plans going forward. Some of the major steps taken included (i) strengthening the executive management team with the hiring of Gerald W. Brase, Senior Vice President of Merchandising and Marketing, and Michael E. Brown, Senior Vice President of Store Operations, (ii) rejuvenating the merchandising mix by "relaying" a significant portion of over 150 stores in a relatively short period of time (several additional major "Spring 1998 Merchandising Initiatives" were completed in the first quarter of 1998, of which the new lawn and garden merchandising relay was probably the most powerful new merchandising presentation the Company had implemented to date), (iii) investing in the infrastructure, both in people (the Company increased its commitment to store payroll in 1998) and in technology to create competitive advantage (in addition to continually enhancing the new point-of-sale system, aggressively pursuing "electronic data interchange" (EDI) with the Company's vendor partners, and introducing lap-top computers with full "intranet" capabilities to all field operators, the Company selected SAP America, Inc. ("SAP") to be its "world-class long-term solution" with respect to merchandising and distribution systems),
(iv) improving internal processes (which range from tightening shrinkage control programs to implementing a new grand opening process for all new stores); and
(v) improving the marketing and advertising programs (the Company signed John Lyons, a renowned equine specialist, as its Company's national equine spokesman and, with the support of its vendor partners, the Company further improved the "reach" and "frequency" of its advertising mainly through the expanded use of radio and, for the first time, through the use of a national television campaign which featured George Strait, a renowned country music entertainer, as national spokesman for the Company).

The gross margin rate decreased .2 percentage points to 25.8% of sales in fiscal 1997 from 26.0% in fiscal 1996 mainly due to higher shinkage expense.

As a percent of sales, selling, general and administrative expenses increased .7 percentage points to 20.5% for fiscal 1997 from 19.8% for fiscal 1996. On an absolute basis, selling, general and administrative expenses increased 17.8% to $104.7 million for fiscal 1997

                             TRACTOR SUPPLY COMPANY
           MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


from $88.8 million in fiscal 1996. The increase in expenses on a percentage of sales basis was primarily due to costs associated with new stores, the incremental costs of certain planned infrastructure investments (such as the new point-of-sale system and related "frame relay costs") as well as the leverage loss attributable to the soft comparable store sales performance. The increase in absolute dollars was primarily due to costs associated with new store openings and relocations (new and relocated stores have considerably higher occupancy costs, primarily rent, than the existing store base), and, to a lesser extent, from a reserve for management reorganization costs totaling approximately $1.2 million pretax (or approximately $.7 million net of tax). Depreciation and amortization expense increased 33.2% over the prior year due mainly to costs associated with new and relocated stores.

Net interest expense increased 3.4% in fiscal 1997 from fiscal 1996. The increase in interest expense reflects additional borrowings under the Credit Agreement to fund the Company's growth and expansion plans, resulting in a higher average outstanding balance under the revolving credit loan in fiscal 1997 compared to fiscal 1996.

The Company's effective tax rate increased 0.9 percentage points to 41.0% in fiscal 1997 from 40.1% in fiscal 1996 primarily due to a higher effective state income tax rate in fiscal 1997.

As a result of the foregoing factors, net income decreased 11.1% to $11.8 million in fiscal 1997 from $13.2 million in fiscal 1996. As a percent of sales, net income decreased 0.6 percentage points to 2.3% of sales in fiscal 1997 from 2.9% of sales in fiscal 1996. Excluding the effect of the reserve for management reorganization costs, net income for fiscal 1997 would have been approximately $12.5 million, a decrease of 5.8% from fiscal 1996 or, as a percentage of sales, 2.4% for fiscal 1997.

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

At December 26, 1998, the Company's inventories had increased $20.0 million to $171.7 million from $151.7 million at December 27, 1997. The increase was primarily attributable to development of new products and expanded product lines, an aggressive inventory in-stock position in basic products and, to a lesser extent, additional inventory for new stores. Short-term trade credit, which represents a source of financing for inventory, increased $8.2 million to $60.9 million at December 26, 1998 from $52.7 million at December 27, 1997. Trade credit arises from the Company's vendors granting extended payment terms for inventory purchases. Payment terms vary from 30 days to 180 days depending on the inventory product.

At December 26, 1998, the Company had working capital of $95.5 million, which represented a $12.6 million increase from December 27, 1997. This increase resulted primarily from an increase in inventory (attributable mainly to the factors described above) without a corresponding increase in accounts payable, an increase in cash and cash equivalents and an increase in prepaid expenses (mainly construction-in-progress costs pertaining to planned sale/leaseback transactions respecting certain 1999 new stores) offset, in part, by an increase in accrued expenses (mainly incremental costs relating to new stores and incentives) and an increase in current debt maturities (attributable mainly to the Company's new fixed-rate term loan agreement). The Company's working capital increased $16.9 million in fiscal 1997 to $82.9 million from $66.0 million in fiscal 1996. This increase resulted primarily from an increase in inventory without a corresponding increase in accounts payable and from an increase in prepaid expenses (mainly certain prepaid rent payments and construction-in-progress costs pertaining to planned sale/leaseback transactions) offset, in part, by an increase in accrued expenses (mainly incremental costs relating to new stores) and a decrease in cash and cash equivalents.

In August 1994, the Company entered into a new revolving credit agreement with The First National Bank of Boston, as agent and for itself (the "Agent") and First American National Bank (the "Credit Agreement"). Under the Credit Agreement, the Company originally had available total commitments aggregating at any one time up to a maximum of $30 million.

In July 1996, the Company entered into an amendment (the "First Amendment") to its Credit Agreement with the Agent and First American National Bank whereby the Company (i) increased the maximum total commitments available under the Credit Agreement

                             TRACTOR SUPPLY COMPANY
           MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS



from $30 million to $45 million and (ii) extended the expiration date of the Credit Agreement from August 31, 1997 to August 31, 1999 (the date upon which any remaining borrowings must be repaid).

In March 1998, the Company entered into an amendment (the "Second Amendment") to its Credit Agreement with BankBoston, N.A. (successor to First National Bank of Boston), a national banking association, as agent, and for itself, in its capacity as a lender thereunder, First American National Bank, a national banking association, and SunTrust Bank Nashville, N.A. ("SunTrust"), a national banking association, whereby the Company (i) increased the maximum total commitments available under the Credit Agreement from $45 million to $60 million and (ii) extended the expiration date of the Credit Agreement from August 31, 1999 to August 31, 2002 (the date upon which any remaining borrowings must be repaid). At December 26, 1998, the Company had $19.0 million of borrowings outstanding under the Credit Agreement. The Company expects to continue borrowing amounts under the Credit Agreement from time to time to fund its growth and expansion programs and as a source of additional working capital.

In June 1998, the Company entered into a new loan agreement (the "Loan Agreement") and term note (the "Term Note") with SunTrust pursuant to which the Company borrowed $15 million. The Term Note bears interest at the rate of 6.75% per annum until its maturity in June 2005. The Term Note requires monthly payments equal to $178,572, plus accrued interest, through June 2005. There are no compensating balance requirements associated with the Loan Agreement. The Loan Agreement is unsecured. The Loan Agreement contains certain restrictions regarding additional indebtedness; employee loans; business operations; guarantees; investments; mergers, consolidations and sales of assets; transactions with subsidiaries; and liens. In addition, the Company must comply with certain quarterly restrictions regarding net worth, working capital, ratios of total liabilities to net worth and interest coverage and current ratio requirements.

Operations provided net cash of $15.5 million in fiscal 1998, used $5.1 million in fiscal 1997 and provided net cash of $21.2 million in fiscal 1996. The generation of cash in fiscal 1998 resulted primarily from an increase in accrued expenses (mainly due to higher incentive accruals), an increase in net income and, to a lesser extent, an increase in income taxes currently payable compared to fiscal 1997 due to timing of payments, offset, in part, by inventories increasing at a slower rate than accounts payable compared to the prior year. The use of cash in fiscal 1997 resulted primarily from inventories increasing at a faster rate than accounts payable compared to the prior year and, to a lesser extent, from higher prepaid expenses (mainly certain rent payments and construction-in-progress costs) and a decrease in income taxes currently payable compared to fiscal 1996 due to timing of payments.

Cash used in investing activities of $14.3 million, $7.5 million and $6.8 million for fiscal 1998, 1997 and 1996, respectively, resulted primarily from capital expenditures for the new merchandise and warehouse management systems (in 1998) as well as, from new, relocated and remodeled stores, partially offset by proceeds from the sale of certain properties (primarily land and buildings).

Financing activities in fiscal 1998 provided $8.5 million in cash which represented a $.3 million increase over the $8.2 million in cash provided in fiscal 1997. This increase resulted primarily from borrowings of $15.0 million under the Loan Agreement in fiscal 1998 compared to net borrowings of approximately $11.4 million under the Credit Agreement in fiscal 1997 offset, in part, by net repayments of approximately $4.4 million under the Credit Agreement and scheduled repayments of long-term debt and capital lease obligations totaling approximately $2.4 million in fiscal 1998 versus approximately $1.7 million in fiscal 1997. Financing activities in fiscal 1997 provided $8.2 million in cash which represented a $14.8 million increase over the $6.6 million in cash used in fiscal 1996. This increase resulted primarily from net borrowings of approximately $11.4 million under the Credit Agreement in fiscal 1997 compared to net repayments of approximately $3.1 million in fiscal 1996 offset in part, by scheduled repayments of long-term debt and capital lease obligations totaling approximately $1.8 million in fiscal 1997 versus approximately $1.5 million in fiscal 1996 and the repurchase of 1,763 shares of Series B Preferred Stock for approximately $1.8 million (including accrued dividends) compared to the repurchase of 1,762 shares of Series B Preferred Stock for approximately $1.8 million (including accrued dividends) in fiscal 1996.

The Company's capital additions were $14.5 million, $9.1 million and $9.6 million in fiscal 1998, 1997 and 1996, respectively. The majority of the capital additions were for the new merchandise and warehouse management systems and, to a lesser extent, store fixtures, equipment and leasehold improvements for new stores and remodeling of existing stores. The Company expects that its capital expenditures for fiscal 1999 will be approximately $13.0 million to $15.0 million, consisting primarily of leasehold improvements and, to a lesser extent, fixtures and equipment, assuming successful implementation of its growth strategy through 30 planned new store openings. However, the Company cannot predict with certainty the amount of such expenditures because such new stores may be

                             TRACTOR SUPPLY COMPANY
           MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


constructed, leased or acquired from others. The estimated cash required to open a new store is approximately $.8 to $1.0 million, the majority of which is for the initial acquisition of inventory and capital expenditures, principally leasehold improvements, fixtures and equipment, and the balance of which is for store opening expenses.

The Company believes that its cash flow from operations, borrowings available under the Credit Agreement and short-term trade credit will be sufficient to fund the Company's operations and its growth and expansion plans over the next several years.

The Company does not believe its operations have been materially affected by inflation. The Company has been successful, in many cases, in reducing or mitigating the effects of inflation principally by taking advantage of vendor incentive programs, economies of scale from increased volume of purchases and selective buying from the most competitive vendors without sacrificing quality.

YEAR 2000 READINESS PLANS

During fiscal 1998, the Company made substantial progress in its planned installation of a new merchandise and warehouse management system. In February 1999, the Company concluded the remaining conversion effort and completed the system installation, thus achieving full Year 2000 compliance for its remaining processing systems. This installation was the one remaining significant requirement for the Company to achieve Year 2000 compliance prior to the need to execute transactions with Year 2000 implications (the processing concern created by the change in the century and the traditional two-digit year fields embedded in most data processing systems is commonly referred to as the "Year 2000" issue). The total estimated cost of the Company's Year 2000 remediation efforts, of which the full installation of this system was the major component, is approximately $10.0 million.

The Company's information systems interface with third party software that is heavily dependent on date fields. These "sub-systems" primarily involve electronic data interchange (EDI) and outside payroll processing services. During fiscal 1998, the vendors supplying the critical translation routines supplied upgraded versions and made other modifications to remedy the Year 2000 compliance issues surrounding these applications.

In fiscal 1997, the Company completed the installation of an advanced point-of-sale system which is fully Year 2000 compliant. This new point-of-sale system was designed and installed with Year 2000 compliance in mind and contains provisions for full four-digit year fields, thus enabling processing to take place for transactions which go beyond the year 1999.

As a fundamental business consideration, the Company depends heavily on its vendors to meet the purchasing requirements dictated by the Company's business needs. To that end, the Company continues to work with each of its critical vendors to determine the impact the Year 2000 issue will have on their ability to source products for the Company and process purchase orders with delivery requirements and terms involving the Year 2000. The Company continues to expect each of these vendors will likewise take measures to address the risks imposed by the Year 2000 and adequately prepare their own processing systems so that their businesses will not be interrupted as a result of this issue. Accordingly, the Company does not expect any significant interruption in its ability to source its product needs with existing vendors. As an ongoing measure, the Company will continue to address this risk with each new vendor to ensure similar safeguards.

Finally, the Company further recognizes the potential impact the Year 2000 issue may have relative to its customers, creditors and other service providers. The Company has reviewed its exposure to business interruption or substantial loss in these areas and believes no risk of material adverse consequences presently exists or that any risks previously identified will be resolved before the end of fiscal 1999.

NEW ACCOUNTING STANDARDS

The Financial Accounting Standards Board issued Statement No. 133 in June 1998 and Statement No. 134 in October 1998. These statements respectively address accounting issues surrounding (a) derivative instruments and hedging activities and (b) mortgage-backed securities. The Company does not anticipate the adoption of these statements to have a significant impact on the reporting of results of operations or financial position.

                             TRACTOR SUPPLY COMPANY
                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
Stockholders of Tractor Supply Company

In our opinion, the accompanying balance sheets and the related statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Tractor Supply Company at December 26, 1998 and December 27, 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 26, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP

Nashville, Tennessee
January 20, 1999

                             TRACTOR SUPPLY COMPANY
                                 BALANCE SHEETS

                      (in thousands, except share amounts)


                                                                                   DECEMBER 26,     DECEMBER 27,
                                                                                       1998             1997
--------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                        $  18,201       $   8,477
   Accounts receivable, net                                                             5,578           5,180
   Inventories                                                                        171,749         151,749
   Prepaid expenses                                                                     6,301           4,201
                                                                                    -------------------------
         Total current assets                                                         201,829         169,607
                                                                                    -------------------------
Land                                                                                    6,871           6,851
Buildings and improvements                                                             49,437          45,903
Machinery and equipment                                                                23,121          22,362
Construction in progress                                                                8,818             843
                                                                                    -------------------------
                                                                                       88,247          75,959
Accumulated depreciation and amortization                                             (28,339)        (23,551)
                                                                                    -------------------------
   Property and equipment, net                                                         59,908          52,408
                                                                                    -------------------------
Deferred income taxes                                                                   1,426             710
Other assets                                                                            1,486           1,355
                                                                                    -------------------------
         Total assets                                                               $ 264,649       $ 224,080
                                                                                    =========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                 $  60,900       $  52,708
   Accrued expenses                                                                    29,610          21,188
   Current maturities of long-term debt                                                 3,138             737
   Current portion of capital lease obligations                                           553             731
   Income taxes currently payable                                                       4,134           2,310
   Deferred income taxes                                                                7,964           9,064
                                                                                    -------------------------
         Total current liabilities                                                    106,299          86,738
                                                                                    -------------------------
Revolving credit loan                                                                  19,000          23,419
Term loan                                                                              11,786              --
Other long-term debt                                                                    4,361           5,177
Capital lease obligations                                                               1,985           2,538
Other long-term liabilities                                                               527             424
Excess of fair value of assets acquired over cost less accumulated
   amortization of $2,875 and $2,695, respectively                                        715             895
Commitments (Note 5)
Stockholders' equity:
   Common stock, 100,000,000 shares authorized; $.008 par value; 8,748,105 and
     8,731,218 shares issued and outstanding in 1998 and 1997, respectively                70
                                                                                                           70
   Additional paid-in capital                                                          42,213          41,926
   Retained earnings                                                                   77,693          62,893
                                                                                    -------------------------
         Total stockholders' equity                                                   119,976         104,889
                                                                                    -------------------------
         Total liabilities and stockholders' equity                                 $ 264,649       $ 224,080
                                                                                    =========================



         The accompanying notes are an integral part of this statement.

                             TRACTOR SUPPLY COMPANY
                              STATEMENTS OF INCOME

                    (in thousands, except per share amounts)

                                                         FOR THE FISCAL YEAR ENDED
                                                  --------------------------------------
                                                  DECEMBER 26, DECEMBER 27, DECEMBER 28,
                                                    1998           1997          1996
----------------------------------------------------------------------------------------
Net Sales                                         $600,677      $509,052      $449,029
Cost of Merchandise Sold                           446,039       377,510       332,378
                                                  ------------------------------------
   Gross Margin                                    154,638       131,542       116,651
Selling, General and Administrative Expenses       120,734       104,661        88,827
Depreciation and Amortization                        5,342         4,509         3,385
                                                  ------------------------------------
   Income from Operations                           28,562        22,372        24,439
Interest Expense, Net                                3,270         2,439         2,358
                                                  ------------------------------------
   Income Before Income Taxes                       25,292        19,933        22,081
Income Tax Provision                                10,492         8,172         8,845
                                                  ------------------------------------
   Net Income                                     $ 14,800      $ 11,761      $ 13,236
                                                  ====================================
   Net Income Per Share - Basic                   $   1.69      $   1.34      $   1.50
                                                  ====================================
   Net Income Per Share - Assuming Dilution       $   1.68      $   1.34      $   1.49
                                                  ====================================






           The accompanying notes are an integral part of this statement.

                             TRACTOR SUPPLY COMPANY
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                 (in thousands)

                                                                          ADDITIONAL                      TOTAL
                                                              COMMON        PAID-IN       RETAINED    STOCKHOLDERS'
                                                               STOCK        CAPITAL       EARNINGS        EQUITY
-----------------------------------------------------------------------------------------------------------------

Stockholders' equity at
   December 30, 1995                                        $       70    $   41,685    $   38,196     $  79,951
   Preferred stock dividend                                                                   (221)         (221)
   Net income                                                                               13,236        13,236
                                                            ----------------------------------------------------

Stockholders' equity at
   December 28, 1996                                                70        41,685        51,211        92,966
   Preferred stock dividend                                                                    (79)          (79)
   Issuance of common stock under employee
       stock purchase plan (13,218 shares)                                       241                         241
   Net income                                                                               11,761        11,761
                                                            ----------------------------------------------------

Stockholders' equity at
   December 27, 1997                                                70        41,926        62,893       104,889
   Issuance of common stock under employee
       stock purchase plan (16,887 shares)                                       287                         287
   Net income                                                                               14,800        14,800
                                                            ----------------------------------------------------

Stockholders' equity at
   December 26, 1998                                        $       70    $   42,213    $   77,693     $ 119,976
                                                            =====================================================



         The accompanying notes are an integral part of this statement.

                             TRACTOR SUPPLY COMPANY
                            STATEMENTS OF CASH FLOWS

                                 (in thousands)


                                                                         FOR THE FISCAL YEAR ENDED
                                                            ----------------------------------------------
                                                                  DECEMBER 26,  DECEMBER 27,  DECEMBER 28,
                                                                     1998           1997          1996
                                                            ----------------------------------------------

Cash flows from operating activities:
   Net income                                                    $ 14,800       $ 11,761       $ 13,236
   Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
       Depreciation and amortization                                5,342          4,509          3,385
       Loss (gain) on disposition of property and equipment         1,353            (23)          (904)
       Deferred income taxes                                       (1,816)           (99)          (261)
       Change in assets and liabilities:
         Accounts receivable                                         (398)          (326)        (1,200)
         Inventory                                                (20,000)       (27,667)       (11,382)
         Prepaid expenses                                          (2,100)        (2,555)         3,360
         Accounts payable                                           8,192          5,117         11,066
         Accrued expenses                                           8,422          5,236          4,336
         Income taxes currently payable                             1,824           (551)           181
         Other                                                       (131)          (539)          (636)
                                                                 --------------------------------------
   Net cash provided by (used in) operating activities             15,488         (5,137)        21,181
                                                                 --------------------------------------

Cash flows from investing activities:
   Capital expenditures                                           (14,505)        (9,120)        (9,635)
   Proceeds from sale of property and equipment                       233          1,636          2,871
                                                                 --------------------------------------
   Net cash used in investing activities                          (14,272)        (7,484)        (6,764)
                                                                 --------------------------------------
Cash flows from financing activities:
   Net borrowings (repayment) under revolving credit loan          (4,419)        11,419         (3,093)
   Borrowings under term loan agreement                            15,000             --             --
   Repayments under term loan agreement                              (893)            --             --
   Principal payments under capital lease obligations                (731)        (1,003)          (880)
   Repayment of long-term debt                                       (736)          (665)          (600)
   Net proceeds from sale of common stock                             287            241             --
   Redemption of preferred stock                                       --         (1,763)        (1,762)
   Payment of preferred stock dividend                                 --            (79)          (221)
                                                                 --------------------------------------
   Net cash provided by (used in) financing activities              8,508          8,150         (6,556)
                                                                ---------------------------------------
Net increase (decrease) in cash                                     9,724         (4,471)         7,861
Cash and cash equivalents at beginning of year                      8,477         12,948          5,087
                                                                 --------------------------------------
Cash and cash equivalents at end of year                         $ 18,201       $  8,477       $ 12,948
                                                                 ======================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION (NOTE 1):
Cash paid during the year for:
   Interest                                                      $  3,231       $  2,583       $  2,723
   Income taxes                                                    10,310          8,643          9,196


         The accompanying notes are an integral part of this statement.

                             TRACTOR SUPPLY COMPANY
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business
Tractor Supply Company is a specialty retailer which supplies the daily farming and maintenance needs of its target customers: hobby, part-time and full-time farmers and ranchers, as well as rural customers, contractors and tradesmen. The Company, which was founded in 1938, operated 243 retail farm stores in 26 states as of December 26, 1998.

Fiscal Year
The Company's fiscal year ends on the Saturday closest to December 31. Fiscal years 1998, 1997 and 1996 consist of 52 weeks.

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles inherently requires estimates and assumptions by management that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The Company has cash and cash equivalents, short-term trade receivables and payables and long-term debt instruments, including capital leases. The carrying values of cash and cash equivalents, trade receivables and trade payables equal current fair value. The terms of the Company's revolving credit agreement include variable interest rates which approximate current market rates. The terms of the Company's term loan agreement include a fixed interest rate which approximates current market rates. The Company's fixed rate debt has an approximate current value of $6.0 million, bearing interest at 10.32% which is above current rates available; however, the related debt agreement includes certain pre-payment penalties which make refinancing uneconomical (Notes 2, 3 and 4).

Inventories
Inventories, which consist primarily of farm maintenance and animal products, general maintenance products, lawn and garden products, light truck equipment and work clothing, are stated at cost, which is less than market value, with cost being determined on the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method of accounting for inventory had been used, inventories would have been approximately $6,497,000 and $6,370,000 higher than reported at December 26, 1998 and December 27, 1997, respectively.

Net Income Per Share
In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 Earnings per Share ("SFAS 128"). SFAS 128 requires companies with complex capital structures that have publicly held common stock or common stock equivalents to present both basic and diluted earning per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as prescribed by APB 15 (Note 8).

Excess of Fair Value of Assets Acquired Over Cost
On December 26, 1982, the Company began operations with the acquisition of certain assets and assumption of certain obligations. The unallocated excess of fair value of assets acquired over cost was approximately $3,590,000 and is being amortized over 20 years on a straight-line basis.

                             TRACTOR SUPPLY COMPANY
                          NOTES TO FINANCIAL STATEMENTS

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

Advertising Costs
Advertising costs primarily consist of expenses incurred in connection with newspaper circulars and, to a lesser extent, radio and newspaper advertisements and other promotions. Expenses incurred are charged to operations at the time the related advertising first takes place. Advertising expense for fiscal 1998, 1997 and 1996 was approximately $9,239,000, $8,771,000 and $8,157,000, respectively.

Stock-based Compensation Plans
The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan and its stock purchase plan (Note 11).

Cash Flows
The Company considers temporary cash investments, with an original maturity of three months or less, to be cash equivalents.

NOTE 2 - REVOLVING CREDIT AGREEMENT:

In August 1994, the Company entered into a new revolving credit agreement with The First National Bank of Boston, as agent and for itself (the "Agent") and First American National Bank (the "Credit Agreement"). Under the Credit Agreement, the Company originally had available total commitments aggregating at any one time up to a maximum of $30 million.

In July 1996, the Company entered into an amendment (the "First Amendment") to its Credit Agreement with the Agent and First American National Bank whereby the Company (i) increased the maximum total commitments available under the Credit Agreement from $30 million to $45 million and (ii) extended the expiration date of the Credit Agreement from August 31, 1997 to August 31, 1999 (the date upon which any remaining borrowings must be repaid). There were no changes to any of the other material terms and conditions of the Credit Agreement as a result of the First Amendment.

In March 1998, the Company entered into an amendment (the "Second Amendment") to its Credit Agreement with BankBoston, N.A. (successor to First National Bank of Boston), a national banking association, as agent, and for itself, in its capacity as a lender thereunder, First American National Bank, a national banking association, and SunTrust Bank Nashville, N.A. ("SunTrust"), a national banking association, whereby the Company (i) increased the maximum total commitments available under the Credit

                             TRACTOR SUPPLY COMPANY
                          NOTES TO FINANCIAL STATEMENTS

Agreement from $45 million to $60 million and (ii) extended the expiration date of the Credit Agreement from August 31, 1999 to August 31, 2002 (the date upon which any remaining borrowings must be repaid). There were no changes to any of the other material terms and conditions of the Credit Agreement as a result of the Second Amendment, provided, however, that the financial covenants must be tested quarterly as of the end of each fiscal quarter, based on a rolling four-quarters basis, rather than at the end of each fiscal year.

All borrowings under the Credit Agreement bear interest, at the Company's option, at either the base rate of the Agent (7.75% at December 26, 1998) plus
 .25% per annum or the LIBOR rate (5.54% at December 26, 1998) plus .75% per annum provided, however, that upon the occurrence of certain events, the interest rate increases to the base rate of the Agent plus .50% per annum or the LIBOR rate plus 1.0% per annum. The Company is also required to pay, quarterly in arrears, a commitment fee of .25% per annum on the average daily unused portion of the credit line. There are no compensating balance requirements associated with the Credit Agreement. The Credit Agreement is unsecured.

The Credit Agreement contains certain restrictions regarding additional indebtedness; employee loans; business operations; guarantees; investments; mergers, consolidations and sales of assets; transactions with subsidiaries or affiliates; and liens. In addition, the Company must comply with certain quarterly restrictions (based on a rolling four-quarters basis) regarding net worth, working capital, ratios of total liabilities to net worth and interest coverage and current ratio requirements. The Company was in compliance with all covenants at December 26, 1998.

NOTE 3 - TERM LOAN AGREEMENT:

In June 1998, the Company entered into a new loan agreement (the "Loan Agreement") and term note (the "Term Note") with SunTrust pursuant to which the Company borrowed $15 million. The Term Note bears interest at the rate of 6.75% per annum until its maturity in June 2005. The Term Note requires monthly payments equal to $178,572, plus accrued interest, through June 2005. There are no compensating balance requirements associated with the Loan Agreement. The Loan Agreement is unsecured. The Loan Agreement contains certain restrictions regarding additional indebtedness; employee loans; business operations; guarantees; investments; mergers, consolidations and sales of assets; transactions with subsidiaries; and liens. In addition, the Company must comply with certain quarterly restrictions regarding net worth, working capital, ratios of total liabilities to net worth and interest coverage and current ratio requirements. The Company was in compliance with all covenants at December 26, 1998.

NOTE 4 - OTHER LONG-TERM DEBT:

Other long-term debt consists of the following (in thousands):

                                                  DECEMBER 26,  DECEMBER 27,
                                                      1998        1997
-----------------------------------------------------------------------------
   Mortgage Notes                                  $  5,177       $ 5,914
   Less: current maturities                            (816)         (737)
                                                   ----------------------
                                                   $  4,361       $ 5,177
                                                   ======================


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

                             TRACTOR SUPPLY COMPANY
                          NOTES TO FINANCIAL STATEMENTS

The Mortgage Loan Agreement is secured by first mortgages on certain of the Company's existing properties. The Mortgage Loan Agreement contains certain restrictions regarding sales of assets, mergers, consolidations, investments, sales or discounting of receivables, operating leases and, unless the Company satisfies certain net income, indebtedness and tangible net worth tests, cash dividends on and redemptions of capital stock. In addition, the Company must comply with certain restrictions regarding tangible net worth, working capital, funded debt, ratios of indebtedness to capitalization, FIFO inventory to current debt, interest coverage, fixed charge coverage, earnings coverage and current ratio requirements. The Company was in compliance with these restrictions at December 26, 1998.

The combined aggregate maturities of the Mortgage Notes are as follows (in thousands):

               1999                                  $   816
               2000                                      905
               2001                                    1,003
               2002                                    1,112
               2003                                    1,232
               2004                                      109

NOTE 5 - LEASES:

The Company leases office, warehouse/distribution and retail space, transportation equipment and other equipment under various noncancelable operating leases. The leases have varying terms and expire at various dates through June 2020. The store leases typically have initial terms of between 10 and 15 years, with one to three renewal periods of five years each, exercisable at the Company's option. Generally, most of the leases require the Company to pay taxes, insurance and maintenance costs.

Rent expense for all noncancelable operating leases for fiscal 1998, 1997 and 1996 was approximately $32,421,000, $27,557,000 and $21,358,000 respectively.

Future minimum payments, by year and in the aggregate, under leases with initial or remaining terms of one year or more consist of the following (in thousands):

                                                            CAPITAL      OPERATING
                                                             LEASES        LEASES
----------------------------------------------------------------------------------
       1999                                               $     787    $   19,867
       2000                                                     464        18,402
       2001                                                     464        17,752
       2002                                                     464        15,344
       2003                                                     462        14,507
       Thereafter                                               799        70,989
                                                          -----------------------
       Total minimum lease payments                           3,440    $  156,861
       Amount representing interest                            (902)   ==========
                                                          ---------
       Present values of net minimum lease payments           2,538
       Less: current portion                                   (553)
                                                          ---------
       Long-term capital lease obligations                  $ 1,985
                                                          =========

                             TRACTOR SUPPLY COMPANY
                          NOTES TO FINANCIAL STATEMENTS

NOTE 6 - INCOME TAXES:

The provision for income taxes consists of the following (in thousands):

                              1998          1997          1996
---------------------------------------------------------------
   Current tax expense:
     Federal               $ 10,111       $ 6,720       $ 7,442
     State                    2,197         1,551         1,664
                           ------------------------------------
         Total current       12,308         8,271         9,106
                           ------------------------------------

   Deferred tax expense:
     Federal                 (1,671)         (116)         (229)
     State                     (145)           17           (32)
                           ------------------------------------
         Total deferred      (1,816)          (99)         (261)
                           ------------------------------------
   Total provision         $ 10,492       $ 8,172       $ 8,845
                           ====================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):


                                                  DECEMBER 26,  DECEMBER 27,
                                                      1998         1997
-----------------------------------------------------------------------------

   Current tax assets:
     Inventory valuation                          $    4,367     $   3,852
     Other                                             2,509         1,543
                                                  ------------------------
                                                       6,876         5,395
                                                  -------------------------
   Current tax liabilities:
     Inventory basis difference                       14,186        13,977
     Other                                               654           482
                                                  ------------------------
                                                      14,840        14,459
                                                  -------------------------
     Net current tax liabilities                  $    7,964     $   9,064
                                                  ========================


   Non-current tax assets:
     Capital lease obligation basis difference    $      807     $   1,017
     Fixed assets basis difference                       319           338
     Other                                             1,629         1,356
                                                  ------------------------
                                                       2,755         2,711
                                                  ------------------------

   Non-current tax liabilities:
     Depreciation                                        954         1,582
     Capital lease assets basis difference               375           419
                                                  ------------------------
                                                       1,329         2,001
                                                  ------------------------
     Net non-current tax assets                   $    1,426     $     710
                                                  ========================

                             TRACTOR SUPPLY COMPANY
                          NOTES TO FINANCIAL STATEMENTS

A reconciliation of the provision for income taxes to the amounts computed at the federal statutory rate is as follows (in thousands):

                                                                               1998          1997         1996
----------------------------------------------------------------------------------------------------------------
       Tax provision at statutory rate                                    $    8,852    $    6,977     $   7,729
       Tax effect of:
         State income taxes, net of federal tax benefit                        1,432         1,008         1,082
         Amortization of negative goodwill                                       (63)          (63)          (63)
         Other                                                                   271           250            97
                                                                          --------------------------------------
                                                                          $   10,492    $    8,172     $   8,845
                                                                          ======================================

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

NOTE 7 - CAPITAL STOCK:

The authorized capital stock of the Company consists of common stock and preferred stock. In April 1997, the stockholders of the Company approved an amendment to the Company's Restated Certificate of Incorporation, as amended, to increase the number of authorized shares of Common Stock from 9,500,000 shares to 100,000,000 shares. The Company is also authorized to issue 40,000 shares of Preferred Stock, with such designations, rights and preferences as may be determined from time to time by the Board of Directors.

In May 1991, in accordance with a Plan of Reorganization and Exchange Agreement, the Company reacquired 2,890,151 shares of common stock in exchange for 5,875 shares of Series B Preferred Stock (the "Preferred Stock") and cash. The Preferred Stock has a par value of $1 per share and a stated value and liquidation preference of $1,000 per share. Dividends on the Preferred Stock are cumulative and payable semiannually on May 1st and November 1st at a rate of 8.0% per annum on the stated value of the outstanding shares, increasing to 10% on May 1, 1999, 11% on May 1, 2000, 12% on May 1, 2001 and 13% thereafter. On May 26, 1995, the Company repurchased 2,350 shares of the Series B Preferred Stock at a total repurchase price of approximately $2,363,000 (including accrued dividends totaling approximately $13,000). On May 24, 1996, the Company repurchased 1,762 shares of the Series B Preferred Stock at a total repurchase price of approximately $1,771,000 (including accrued dividends totaling approximately $9,000). On May 23, 1997, the Company repurchased the remaining 1,763 shares of the Series B Preferred Stock at a total repurchase price of approximately $1,772,000 (including accrued dividends totaling approximately $9,000).

                             TRACTOR SUPPLY COMPANY
                          NOTES TO FINANCIAL STATEMENTS

NOTE 8 - NET INCOME PER SHARE:

Net income per share is calculated as follows (in thousands, except per share amounts):

                                                               1998
                                             --------------------------------------
                                                                          PER SHARE
                                               INCOME         SHARES        AMOUNT
-----------------------------------------------------------------------------------
     Basic net income per share:
       Net income                            $   14,800         8,742     $   1.69
                                                                          --------
       Stock options outstanding                                   68
                                             ------------------------
     Diluted net income per share            $   14,800         8,810     $   1.68
                                             =====================================

                                                              1997
                                             --------------------------------------
                                                                         PER SHARE
                                               INCOME        SHARES        AMOUNT
-----------------------------------------------------------------------------------
     Basic net income per share:
       Net income                            $   11,761
       Less: preferred stock dividends              (57)
                                             ----------
                                                 11,704         8,725     $    1.34
                                                                          =========
       Stock options outstanding                                   --
                                             ------------------------
     Diluted net income per share            $   11,704         8,725     $    1.34
                                             ======================================


                                                               1996
                                             -----------------------------------------
                                                                            PER SHARE
                                               INCOME          SHARES         AMOUNT
-------------------------------------------------------------------------------------
     Basic net income per share:
       Net income                            $   13,236
       Less: preferred stock dividends             (197)
                                             ----------
                                                 13,039         8,718       $    1.50
                                                                            =========
       Stock options outstanding                                   10
                                             ------------------------
     Diluted net income per share            $   13,039         8,728       $    1.49
                                             ========================================


NOTE 9 - RELATED PARTY TRANSACTIONS:

In 1986, the Company entered into capitalized sale-leaseback transactions with certain officers of the Company for seven of its stores. The Company sold, leased back and provided the financing for seven of its real properties at estimated fair values totaling $2,575,000. The related gains arising from the sale of these properties have been deferred and are being amortized on a straight-line basis over the terms of the related leases. Properties under capital leases acquired through sale-leaseback transactions have been reduced by the related deferred gains on the properties and are classified with property and equipment. The leases have basic terms of 20 years with options to renew for two successive five-year terms. The Company has an option to purchase the leased properties after December 31, 1995. Rent payments under these leases were approximately $425,000 in fiscal 1998, 1997 and 1996. All the

                             TRACTOR SUPPLY COMPANY
                          NOTES TO FINANCIAL STATEMENTS

officers have repaid their outstanding obligations under these notes to the Company. The balance of these capitalized lease obligations, included in total capital lease obligations at December 26, 1998, was $1,552,000.

The Company leases its management headquarters from a partnership in which certain stockholders of the Company are general partners. The remaining lease term is ten years, with the Company having exercised both remaining five-year renewal options in fiscal 1996, with monthly rent set at $35,000 and $39,000 per month, respectively. Rent payments under this lease were $417,000 in fiscal 1998 and 1997 and $384,000 in fiscal 1996.

The Company leased one of its stores from a corporation in which certain executive officers and directors of the Company are the sole shareholders, directors and executive officers. The initial term of the lease is twenty years, commencing in September 1991 and ending in August 2011, subject to renewal at the option of the Company for two successive five-year terms. Monthly rent ranged from $8,437 for the first five years to $9,375 for the final five years of the initial term. The related land was leased by the lessor from the Company pursuant to a ground lease agreement dated July 1, 1994 providing for a fifty-year lease term, commencing in July 1991 and ending in June 2011 and annual rental payments that range from $15,000 to $24,300. In October 1996, the Board approved a proposed transaction to relocate this store to a larger facility. In June 1997, the Company (i) acquired the store building from the lessor for $650,000, (ii) canceled the ground lease agreement with the lessor respecting said property, (iii) sold the store (building and land) to an unrelated real estate developer for $750,000 (which is approximately $650,000 below the appraised value of said property), and (iv) leased a new larger store from the same developer (said new store having been built by the developer on a nearby site owned by them of approximately four acres and in accordance with the Company's specifications), pursuant to which the Company received a discounted rent (approximately $6.30 per square foot initially compared to the market rate of approximately $8.60 per square foot or approximately $750,000 over the fifteen year initial lease) in consideration for the reduced purchase price on the store building and land.

The Company also leases one store location from an S corporation owned by certain officers of the Company. Rent payments under this lease were approximately $101,000 in each of the fiscal years 1998, 1997 and 1996.

NOTE 10 - RETIREMENT BENEFIT PLANS:

The Company has a defined contribution benefit plan, the Tractor Supply Company Restated 401(k) Retirement Plan (the "Plan"), which provides retirement and other benefits for the Company's employees. Employees become eligible for participation upon completion of 12 consecutive months of employment and 1,000 hours or more of service. The Company matches 100% of the first 3% of employee's elective contributions plus an additional 50% of any additional elective contribution (limited to 5% of the employee's total compensation). Company contributions to the plan during fiscal 1998 and 1997 were approximately $822,000 and $733,000, respectively.

Effective March 26, 1994, the Company's Employee Stock Ownership Plan ("ESOP") was merged into the Plan (formerly known as the TSC Industries, Inc. Employee 401(k) Retirement Plan). At December 28, 1996 the Plan owned 978,912 shares of the Company's common stock. In 1997, the Company further amended the Plan to, among other things, provide participants, to the extent applicable, with the ability to direct the investment of their ESOP funds (consisting of the Tractor Supply Company common stock and cash) and eliminate the "five-year break in service" payout provision previously continued therein, and simultaneously, filed a Registration Statement with the Securities and Exchange Commission covering the 978,912 shares of the Company's common stock then held by the Plan. Expense for the merged plan for fiscal 1996 was approximately $565,000.

                             TRACTOR SUPPLY COMPANY
                          NOTES TO FINANCIAL STATEMENTS

NOTE 11 - STOCK-BASED COMPENSATION PLANS:

Fixed Stock Option Plan
The Company has a stock option plan for officers, directors (including nonemployee directors) and key employees which reserves 1,000,000 shares of common stock for future issuance under the plan. According to the terms of the Plan, the per share exercise price of options granted shall not be less than the fair market value of the stock on the date of grant and such options will expire no later than ten years from the date of grant. In the case of a stockholder owning more than 10% of the outstanding voting stock of the Company, the exercise price of an incentive stock option may not be less than 110% of the fair market value of the stock on the date of grant and such options will expire no later than five years from the date of grant. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable on a tax deferred basis for the first time by an individual in any calendar year may not exceed $100,000. Options granted generally vest one-third each year beginning on the third anniversary date of the grant and expire after ten years, provided, however, that options granted to non-employee directors vest one-third each year beginning on the first anniversary of the grant.

Plan activity is summarized as follows:

                                                                          NUMBER OF             WEIGHTED AVERAGE
                                                                           SHARES                EXERCISE PRICE
----------------------------------------------------------------------------------------------------------------
     Outstanding at December 30, 1995                                       76,000                $   21.97
     Granted                                                               135,500                $   21.62
     Canceled                                                              (26,500)               $   21.56
                                                                          --------

     Outstanding at December 28, 1996                                      185,000                $   21.77
     Granted                                                               350,500                $   18.44
     Canceled                                                              (35,500)               $   21.29

     Outstanding at December 27, 1997                                      500,000                $   19.47
     Granted                                                                48,000                $   16.67
     Canceled                                                              (33,250)               $   19.49
                                                                          --------

     Outstanding at December 26, 1998                                      514,750                $   19.21
                                                                          ========

The following table summarizes information concerning currently outstanding and exercisable options:

                                                                          OPTIONS OUTSTANDING
                                                                -------------------------------------
                                                                WEIGHTED AVERAGE
                             RANGE OF               NUMBER          REMAINING       WEIGHTED AVERAGE    OPTIONS
        YEAR              EXERCISE PRICE          OUTSTANDING   CONTRACTUAL LIFE     EXERCISE PRICE   EXERCISABLE
-----------------------------------------------------------------------------------------------------------------
         1994            $21.50 - $27.00           18,500                5.19           $  21.80          18,500
         1995            $21.31 - $22.13           34,000                6.10           $  22.10          11,334
         1996            $21.38 - $25.13           91,750                7.11           $  21.74               0
         1997            $17.75 - $20.00          322,500                8.51           $  18.41               0
         1998            $14.44 - $24.31           48,000                9.14           $  16.67               0
                                                  -------                                                 ------
                                                  514,750                                                 29,834
                                                  =======                                                 ======

                             TRACTOR SUPPLY COMPANY
                          NOTES TO FINANCIAL STATEMENTS

Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB Statement No. 123, the Company's proforma net income and net income per share, for fiscal 1998, 1997 and 1996, would have been as follows (in thousands, except per share amounts):

                                                     1998         1997           1996
-----------------------------------------------------------------------------------------

     Net income
       As reported                                $  14,800    $   11,761     $  13,236
       Proforma                                   $  14,271    $   11,437     $  13,058
     Net income per share - basic
       As reported                                $    1.69    $     1.34     $    1.50
       Proforma                                   $    1.63    $     1.30     $    1.48
     Net income per share - diluted
       As reported                                $    1.68    $     1.34     $    1.49
       Proforma                                   $    1.62    $     1.30     $    1.47

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

                                                     1998         1997           1996
------------------------------------------------------------------------------------------
     Expected volatility                               33.3%         30.8%         25.0%
     Risk-free interest rate                            6.0%          6.5%         6.75%
     Average expected life (years)                     9.14          7.25           6.0
     Dividend yield                                       0%            0%            0%
     Weighted average fair value                  $    9.26      $   8.97       $  8.92


Employee Stock Purchase Plan
In July 1996, the Company adopted the 1996 Associate Stock Purchase Plan (the "ASPP") to allow eligible employees of the Company the opportunity to purchase, through payroll deductions, shares of common stock of the Company at a 15% discount. In August 1996, the Company filed a registration statement with the Securities and Exchange Commission covering the shares of common stock to be sold under the ASPP. The ASPP was approved by the Company's stockholders in April 1997, authorizing the sale of up to 1,000,000 shares of common stock under the ASPP. Pursuant to the terms of the ASPP, the Company issued 16,887 and 13,218 shares of common stock in fiscal 1998 and 1997, respectively.

                             TRACTOR SUPPLY COMPANY
                             DIRECTORS AND OFFICERS

                                    DIRECTORS
------------------------------------------------------------------------------

JOSEPH H. SCARLETT, JR.
Chairman of the Board, President
and Chief Executive Officer
Tractor Supply Company

THOMAS O. FLOOD
Senior Vice President-
Administration and Finance
and Chief Financial Officer
Tractor Supply Company

THOMAS J. HENNESY, III
Retired Vice Chairman
of the Board
Tractor Supply Company

JOSEPH D. MAXWELL
Retired Vice President
Tractor Supply Company

S.P. BRAUD (1)*(2)*
Retired Chief Financial Officer
Service Merchandise Company, Inc.
and President and Director
Braud Design/Build, Inc.

JOSEPH M. RODGERS (1) (2)
Chairman of the Board
The JMR Group, an investment
firm, and former U.S.
Ambassador to France

----------------

(1)    Audit Committee Member
(2)    Compensation Committee Member
(*)    Committee Chairman


                                    OFFICERS
------------------------------------------------------------------------------


JOSEPH H. SCARLETT, JR.
Chairman of the Board, President
and Chief Executive Officer

GERALD W. BRASE
Senior Vice President-
Merchandising and Marketing

MICHAEL E. BROWN
Senior Vice President-
Store Operations

THOMAS O. FLOOD
Senior Vice President-
Administration and Finance
and Chief Financial Officer

JOHN W. ATKINS
Vice President-Farm Merchandising

JOHN E. CORBIN
Vice President-Operations (Region III)

BLAKE A. FOHL
Vice President-Marketing

LAWRENCE GOLDBERG
Vice President-Logistics

LEO H. HABERER
Vice President-Real Estate

STEPHEN E. HULL
Vice President-Real Estate

MICHAEL J. KINCAID
Vice President-Controller,
Treasurer and Secretary

GARY M. MAGONI
Vice President-Operations (Region I)

STANLEY L. RUTA
Vice President-Operations (Region II)

DAISY L. VANDERLINDE
Vice President-Human Resources

                             TRACTOR SUPPLY COMPANY
                              CORPORATE INFORMATION

STORE SUPPORT CENTER
Tractor Supply Company
320 Plus Park Boulevard
Nashville, Tennessee  37217
(615) 366-4600

TRANSFER AGENT AND REGISTRAR
BankBoston, N.A.
Shareholder Services
P.O. Box 644, Mail Stop 45-02-09
Boston, Massachusetts  02102
(781) 575-3400

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
4400 Harding Road
Nashville, Tennessee  37205

STOCK EXCHANGE LISTING
The Nasdaq National Market
Ticker Symbol:  TSCO

WORLD WIDE WEB
www.tractorsupplyco.com

ANNUAL MEETING
The Annual Meeting of Stockholders will be held at 10:00 a.m., April 22, 1999 at the Company's Store Support Center, 320 Plus Park Boulevard, Nashville, Tennessee 37217

NUMBER OF STOCKHOLDERS
As of January 31, 1999 there were approximately 65 stockholders of record. This number excludes individual stockholders holding stock under nominee security position listings.

FORM 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be sent to any stockholder upon written request to the Company's investor relations firm:

   Corporate Communications, Inc.
   523 Third Avenue South
   Nashville, Tennessee  37210
   (615) 254-3376

QUARTERLY STOCK PRICE RANGE


                           HIGH          LOW
-------------------------------------------------------------------------------
FISCAL 1998:
   First Quarter           $23 1/4    $13 3/4
   Second Quarter          $26 1/2    $20 5/8
   Third Quarter           $26        $18
   Fourth Quarter          $27        $18 1/2

                           HIGH          LOW
-------------------------------------------------------------------------------
FISCAL 1997:
   First Quarter           $21        $18 1/4
   Second Quarter          $21 1/2    $17 1/4
   Third Quarter           $20 5/8    $16 1/4
   Fourth Quarter          $22        $13 3/4

                                 [TSC] TRACTOR
                                   SUPPLY CO
                          Where America's Farmers Shop

                             Tractor Supply Company
                            320 Plus Park Boulevard
                           Nashville, Tennessee 37217
                                 (615) 366-4600


                            www.tractorsupplyco.com