Form 10-K, Exhibit 13
period 2000-01-01
TRACTOR SUPPLY CO /DE/
filed 2000-03-24
CIK 916365

                                                                      EXHIBIT 13


                             TRACTOR SUPPLY COMPANY


                                     [LOGO]

                               1999 ANNUAL REPORT


[PHOTO]

                                                                        [PHOTO]
                         Serving the Unique Lifestyle
                           Needs of America's Farm,
                           Ranch and Rural Customers

                                    [PHOTO]

                                COMPANY PROFILE


Since its founding as a mail order tractor parts business in 1938, Tractor Supply Company has grown to be one of the largest operators of retail farm stores in America. The Company supplies the daily farming and maintenance needs of its target customers: hobby, part-time and full-time farmers and ranchers, as well as rural customers, contractors and tradesmen. At the close of fiscal 1999, the Company operated 273 retail farm stores in 26 states. Tractor Supply Company stores typically range in size from 12,000 to 14,000 square feet of inside space and utilize at least as many square feet of outside selling space. An average store displays a comprehensive selection of over 12,000 different products including farm maintenance products (fencing, tractor parts and accessories, agricultural spraying equipment and tillage parts); animal and pet products (specialty feeds, supplements, medicines, veterinary supplies and livestock feeders); general maintenance products (air compressors, welders, generators, pumps, plumbing and tools); lawn and garden products (riding mowers, tillers and fertilizers); light truck equipment; and work clothing. The stores are located in rural communities and in the outlying areas of large cities where the rural lifestyle is a significant factor in the local economy. The Company employs approximately 3,500 people. Tractor Supply Company has been a public company since February 1994. Its stock is traded on The Nasdaq National Market under the symbol "TSCO".


                           NUMBER OF STORES BY STATE


                                   [GRAPH]


                      Store Support Center - Nashville, TN

                              Distribution Center
                                 Pendleton, IN
                                   Omaha, NE
                                    Waco, TX
                                 Rural Hall, NC

                              FINANCIAL HIGHLIGHTS
                       (in thousands, except where noted)


                                                         FISCAL YEAR              PERCENT
--------------------------------------------------------------------------       INCREASE
                                                      1999          1998        (DECREASE)
-----------------------------------------------------------------------------------------
OPERATING RESULTS:
  Net sales                                         $688,082      $600,677        14.6%
  Income before income taxes                          30,111        25,292        19.1
  Net income                                          17,874        14,800        20.8
  Net income per share - basic ($)                      2.04          1.69        20.7
  Net income per share - assuming dilution ($)          2.02          1.68        20.2
FINANCIAL POSITION:
  Total assets                                       302,630       264,649        14.4
  Cash and short-term investments                      6,991        18,201       (61.6)
  Stockholders' equity                               138,305       119,976        15.3
  Long-term debt to equity (%)                          39.5          30.9        27.8
STATISTICS:
  Number of stores (#)                                   273           243        12.3
  Square footage at year-end                           3,448         3,014        14.4
  Average sales per store ($)                          2,520         2,472         1.9
  Net sales per square foot ($)                          217           206         5.3


      NET SALES
    (in millions)
      1995/1999
                                    [GRAPH]

    TOTAL NUMBER
     of Stores
   (at Year-End)
      1995/1999

                                    [GRAPH]

    AVERAGE SALES
   PER SQUARE FOOT
      1995/1999

                                    [GRAPH]


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

                              TO OUR STOCKHOLDERS:

WE BEGIN EACH YEAR WITH VERY AGGRESSIVE GOALS. AS A GROWTH COMPANY, WE WOULDN'T HAVE IT ANY OTHER WAY! OUR GOALS ARE SET BASED ON OUR CORE BUSINESS STRATEGY, WHICH RECOGNIZES THE MOST IMPORTANT BUSINESS CONCERN WE HAVE: OUR CUSTOMER!

[Joe Scarlett]
  [Picture]

Our leadership team is absolutely dedicated to our business strategy: to be the most dependable supplier of basic maintenance products to support the lifestyles of our farm, ranch and rural customers. We are clearly focused on the hobby farmer and rancher.

Recent media coverage has dwelled on the plight of the American farmer. It's no secret many of America's large production farms have struggled. On the surface, this might suggest a company like ours would struggle as well. To the contrary, when a large farm stops farming, the land is often sold off in parcels, and the result is a greater number of smaller, part-time farming operations - our core customers! We are not dependent on production agriculture and our research supports that less than 10% of our customers are part of that base. It's the part-time or "hobby" farmers and ranchers that are the backbone of our growth strategy. It's what makes us unique. It's what sets us apart and makes Tractor Supply Company without equal!

Our market niche is truly different from others whom you might consider our competition. We know our customers; we study our customers' needs. We differentiate ourselves through product assortments that are clearly tied to our customers' basic farm and ranch lifestyle needs.

And so our strategy motivates us to drive sales through satisfying our customers. We must be:

- DEPENDABLE - we're fully committed to being in stock - the right product at the right time at everyday low prices!

- KNOWLEDGEABLE - we provide continuing education to our store managers and sales associates about the products we sell. An informed customer is a happy customer (and a repeat customer!).

- ADAPTABLE - we make regular modifications to our product assortments so we're responsive to our customers' needs.

The next few pages of this annual report will expand on our business strategy - who is our customer? What are our customers' needs? And why is ours a unique niche?

We have made considerable investment in our infrastructure to position ourselves to better serve our customers' needs:

- NEW SYSTEMS - a world-class enterprise resource planning system to power our merchandising capabilities,

- NEW CAPACITY - new distribution centers which increase our warehousing area by 40%, and

- NEW STORES - 31 more farm and ranch stores in 1999, all in rural towns and other locations supporting the farm and ranch lifestyle!

We believe these investments will continue to pay off.

Thank you for your continuing support!




Sincerely,




/s/ JOE SCARLETT
-------------------------
JOE SCARLETT
Chairman of the Board, President
and Chief Executive Officer

                                                             MISSION AND VALUES


WE SET OUR GOALS BOUND AND DRIVEN BY A CLEAR STATEMENT OF MISSION AND A SOLID VALUE STRUCTURE. AT TRACTOR SUPPLY COMPANY, WE HAVE A STRONG WORK ETHIC AND A COMMITMENT TO A WORKPLACE WHERE EVERYONE IS GIVEN THE OPPORTUNITY TO SUCCEED.


Our mission defines who we are, what we are, and where we are going.

This mission motivates us. It is the driving force behind our success.

We live this mission everyday. Our leadership team reinforces this dedication.

We communicate "success stories" throughout the organization. Through demonstrated commitment to legendary service, we all win - especially our customers and, you, our stockholders!

Our values are the structure beneath our strategy. These values are not mere concepts. They embody the spirit of our people. They exemplify the winning attitude, intelligence and commitment we are proud to see in our associates.

Our values demonstrate our core belief in "doing the right thing" and encouraging others to do the same.

Our associates are encouraged to adopt these principles and refer to them regularly. By living out these values, everyone benefits!

CONTINUED GROWTH

Understanding the customer is the key. We measure demographic information that enables us to more effectively locate our stores in the areas where our customers live and shop. With this information, we can more accurately predict each store's success. We've worked the store opening process down to a science. We've shaved two weeks out of the set-up and training time and we're getting to market faster than ever before. That means less start-up costs per unit and enables us to generate sales sooner.

We will continue to focus on new store growth, opening an estimated 40 to 45 new stores in 2000. Large existing markets (Texas - our number one market) and a large new market (Florida - our golden opportunity) will be our primary targets. We will continue to expand, increasing our store count by approximately 12% each year. Steady, controlled growth will generate profitable success. We have a winning formula!

WE ARE FOCUSED ON OUR CUSTOMER AND EMPOWER OUR PEOPLE WITH THE AUTHORITY TO "DO WHATEVER IT TAKES." OUR TEAM HAS GREAT SPIRIT AND TREMENDOUS ENTHUSIASM. WE HAVE A "CAN DO" ATTITUDE. WE ARE POSITIVE, UPBEAT AND FOCUSED. WE ARE WINNERS!


OUTLOOK FOR THE FUTURE

The Company's theme for this year is "Sell!! Sell!! Sell!!" Our managers and sales associates are receiving more sales training this year than ever before. Tractor Supply Company is clearly focused on sales training and sales incentives to drive sales growth all year.

Sales and morale should both get a boost this year with substantially improved "in stock" positions on basic goods now that our computer replenishment systems have smoothed out. We are working diligently to improve our inventory turn in order to generate more positive financial performance.

We believe that 2000 will be an excellent year. Our systems are working well, the new distribution centers are functioning efficiently, our marketing programs are more targeted and aggressive than ever and we have a commitment to basic functional execution throughout the organization.

THE FULL TIME OPPORTUNITY WITH PART TIME FARMERS/RANCHERS

In 1999, Tractor Supply Company enjoyed another record year. Chain-wide sales approached $700 million and 31 new stores were opened. Looking forward, as one of the nation's leading retailers of basic maintenance products for farm, ranch and rural consumers, our prospects have never been brighter. We are perfectly positioned to address the product and service needs of key customer segments.

Part time farming means different things to different people, but to Tractor Supply it just means opportunity.

The "weekend" farmer probably grew up on a farm and would prefer to farm full time. With today's agricultural economy, however, that is not easy. So these folks generally work full time in a manufacturing or service industry, and farm before work, after work, and on weekends. But they are serious about farming, either because it is something they love, or because it is something they need to supplement their income. Because they are cost conscious, these customers buy a lot of repair and maintenance products. They are much more likely to fix a piece of equipment than replace it, and that is right up Tractor Supply Company's alley.

The "pleasure" or "hobby" farmer may have grown up on a family farm as well, or they may have taken up farming on a small scale as a form of relaxation. In either case, these customers farm because they want to, not because they need to, and it is not uncommon for them to spend more on their "hobby" than they earn from farming. They probably have a few head of cattle and a few horses. We see these customers regularly, give them lots of advice and sell them a range of basic farm supplies, along with tons of feed and related animal care products.

The "gentleman" farmer is even more upscale and is really into farming as a lifestyle more than anything else. This customer segment is composed of successful business executives, dentists, doctors, lawyers, etc. They work in the city and commute 30 minutes to an hour so they can live and raise their children in a more rustic, rural setting. While they do not really do a lot of serious farming, they are serious about the lifestyle. They often own horses or other livestock and they purchase a lot of tools and power equipment - garden tractors, tillers, etc.

There is a tendency to think of part time farmers as "farmer wannabes," rather than as a significant factor in today's farm economy. At Tractor Supply Company, we know nothing could be further from the truth. According to the most recent Census of Agriculture, farms generating less than $10,000 in annual income represent half of all farms in the U.S. The "Under $10,000" segment spends more than $5.5 billion annually on farm supplies, and it is the only farm income segment that is growing.

So when we see "For Sale" in front of a 1,500 acre spread, we don't see a lost customer. We see ten new customers, each with 150 acres to fence, each with a large lawn to mow, each with livestock, horses, dogs and cats to feed, each with a need for the kinds of products we sell.

We're perfectly positioned to service our core customers and meet their daily lifestyle needs.

OUR EVOLVING CUSTOMERS' EVOLVING PRODUCT NEEDS

       [PHOTO]             [PHOTO]           [PHOTO]           [PHOTO]
       Products            Products          Products          Person



As our customer mix has shifted through the years, so too has the assortment of products we carry to meet our customers' needs. While we are dedicated to continuing our heritage as the most dependable supplier of basic farm and ranch maintenance products, in recent years we have enjoyed tremendous success through expansion of certain categories with broader consumer appeal.

                           [PHOTO]             [PHOTO]
                           Person              Products


The growth of our Equine product line is a good example. In the trade areas where we locate stores there is an extremely high index of households with horses. These folks may or may not be involved in farming or ranching, but they are passionate about their horses.

For years, Tractor Supply Company has offered horse feed, fencing and a few core equine oriented products. But more recently we have made a dedicated effort to position our company as America's leading chain of tack stores. Today we offer the horse lover everything from halters and bits to grooming and medical supplies.

We speak directly to these customers by utilizing a range of equine magazines in our advertising program. Two years ago we began an association with

John Lyons, perhaps today's foremost expert on horse training. John is a valuable spokesman for us as well as a consultant regarding equine product trends and opportunities.

Most people in rural America also own pets. Again, whether they live on a farm or not, they tend to have plenty of dogs and cats. Some have rabbits as well and many are into feeding wild birds. The growth of pet superstores is testimony to the potential of this category. And while we do not attempt to carry everything found in a major pet store, we have recognized the opportunity for expanded offerings of both pet foods and high margin pet supplies.

Retriever, our private-label dog food, is one of the largest selling items in our company. In addition to generating significant sales volume, the Retriever line stimulates frequent visits from a broad base of customers. We have recently seen incremental sales from the addition of national brands, and plans are to continue building this category by adding high end, nutritionally focused pet foods traditionally distributed only by veterinarians or through specialty retailers. The pet category, like the equine category, serves a dual purpose of addressing the needs of our core customer base while, at the same time, giving Tractor Supply Company relevance to an entirely new set of consumers.

Another category delivering more sales and, importantly, attracting new customers, is Lawn and Garden. Many of our stores are located on the fringes of major metro areas - kind of on the outskirts of suburbia. Five or ten years ago these trade areas were composed primarily of full and part time farmers/ranchers, so they were very solid markets for us. Today, as a few farms have sold and subdivisions have popped up, these markets have grown even stronger. They still offer a good mix of our core farmers/ranchers, but there has been a significant addition of middle income suburban homeowners. And what is the first thing every homeowner with an acre of property needs - a riding mower! Riding mowers and an array of lawn and garden materials - from seed and fertilizer to rakes and pruning shears appeals to this expanding Tractor Supply Company customer segment. In some cases, we get the business because we are more convenient and easier to shop than a "big box" home center or discount store. In other cases, it is because our unique farm store shopping experience is what this customer really wants. That, after all, is why they left the city.

THE INTERNET

The Internet has brought us another means of learning about and understanding our customers and potential customers. Through visits to our website, our customers inform us about their product interests and service needs. We will continue to expand our website with greater and more interactive capabilities to ensure we keep an open communication and a clear link to our customers.

As you can see, our focus on our customers and maintaining an understanding of their needs is vital to our success. Knowing the customer is also the key to growth in our Company: growth in comparable store sales, growth in the number of stores and growth in profit. We are simply dedicated to exceeding our customers' expectations through proper product assortments, legendary service and everyday low prices.

Total customer satisfaction - we wouldn't have it any other way!


                [PHOTO]             [PHOTO]           [PHOTO]
                Person              Products          Products

             FIVE YEAR SELECTED FINANCIAL AND OPERATING HIGHLIGHTS

                                                                                   FISCAL YEAR ENDED
                                                       --------------------------------------------------------------------------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
                                                         JANUARY 1,   DECEMBER 26,   DECEMBER 27,   DECEMBER 28,     DECEMBER 30,
                                                           2000           1998           1997           1996             1995
---------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
  Net Sales                                           $   688,082     $  600,677    $   509,052     $  449,029       $  383,903
  Gross margin                                            181,251        154,638        131,542        116,651           98,656
  Selling, general and administrative expenses            139,725        120,734        104,661         88,827           73,587
  Depreciation and amortization                             7,311          5,342          4,509          3,385            2,524
                                                      -----------     ----------    -----------     ----------       ----------
  Income from operations                                   34,215         28,562         22,372         24,439           22,545
  Interest expense, net                                     4,104          3,270          2,439          2,358            1,730
  Income before income taxes                               30,111         25,292         19,933         22,081           20,815
  Income tax provision                                     12,237         10,492          8,172          8,845            8,293
                                                      -----------     ----------    -----------     ----------       ----------
  Net income                                          $    17,874     $   14,800    $    11,761     $   13,236       $   12,522
                                                      -----------     ----------    -----------     ----------       ----------
  Net income applicable to common stockholders        $    17,874     $   14,800    $    11,705     $   13,039       $   12,165
                                                      -----------     ----------    -----------     ----------       ----------
 Net income per share - basic (a)                     $      2.04     $     1.69    $      1.34     $     1.50       $     1.40
                                                      -----------     ----------    -----------     ----------       ----------
 Weighted average common shares outstanding                 8,761          8,742          8,725          8,718            8,718
OPERATING DATA:
  Gross margin                                               26.3%          25.7%          25.8%          26.0%            25.7%
  Selling, general and administrative expenses               20.3%          20.1%          20.5%          19.8%            19.2%
  Income from operations                                      5.0%           4.7%           4.4%           5.4%             5.9%
  Net income                                                  2.6%           2.5%           2.3%           2.9%             3.3%
  Number of stores:
    Beginning of year                                         243            228            208            185              165
    New stores                                                 31             15             22             23               20
    Closed stores                                              (1)            --             (2)            --               --
                                                      -----------     ----------    -----------     ----------       ----------
    End of year                                               273            243            228            208              185
                                                      -----------     ----------    -----------     ----------       ----------
  Number of relocated stores                                    1              1              1              4                2
  Number of remodeled stores (b)                               --             --             --              1                6
  Total selling square footage at period end (c)        3,448,347      3,014,196      2,806,864      2,543,575        2,237,755
  Average sales per store (in thousands)              $     2,520     $    2,472    $     2,233     $    2,159       $    2,075
  Net sales per square foot of selling space          $       217     $      206    $       191     $      185       $      178
  Comparable store sales increase (d)                         4.4%          10.9%           3.1%           2.5%             3.1%
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital                                     $   117,306     $   95,530    $    82,869     $   65,954       $   63,850
  Total assets                                            302,630        264,649        224,080        195,582          174,129
  Long-term debt, less current portion (e)                 54,683         37,132         31,134         21,166           25,858
  Redeemable preferred stock                                   --             --             --          1,763            3,525
  Stockholders' equity                                    138,305        119,976        104,889         92,966           79,951

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

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion and analysis describes certain factors affecting Tractor Supply Company's (the "Company") results of operations for the three fiscal years ended January 1, 2000 and its liquidity and capital resources.
This discussion should be read in conjunction with the financial statements and notes thereto included elsewhere in this Annual Report. The following discussion and analysis also contains certain historical and forward-looking information. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 ("the Act"). All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business operations and other such matters are forward-looking statements. To take advantage of the safe harbor provided by the Act, the Company is identifying certain factors that could cause actual results to differ materially from those expressed in any forward-looking statements, whether oral or written, made by or on behalf of the Company.

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

The Company's fiscal year ends on the Saturday closest to December 31. Fiscal year 1999 consists of 53 weeks, while fiscal years 1998 and 1997 consist of 52 weeks.

OVERVIEW

Since its founding as a mail order tractor parts business in 1938, the Company has grown to be one of the largest operators of retail farm stores in America. The Company supplies the daily farming and maintenance needs of its target customers: hobby, part-time and full-time farmers and ranchers, as well as rural customers, contractors and tradesmen. The Company's stores typically range in size from 12,000 to 14,000 square feet of inside selling space and utilize at least as many square feet of outside selling space. An average store displays a comprehensive selection of over 12,000 different products including farm maintenance products (fencing, tractor parts and accessories, agricultural spraying equipment and tillage parts); animal and pet products (specialty feeds, supplements, medicines, veterinary supplies and livestock feeders); general maintenance products (air compressors, welders, generators, pumps, plumbing and tools); lawn and garden products (riding mowers, tillers and fertilizers); light truck equipment; and work clothing. The stores are located in rural communities and in the outlying areas of large cities where the rural lifestyle is a significant factor in the local economy. The Company does not sell large tractors, combines, bulk chemicals or bulk fertilizers.

Over the past six fiscal years since the Company's initial public offering in February 1994 (the "Offering"), the Company has opened 124 new retail farm stores: 13 in fiscal 1994, 20 in fiscal 1995, 23 in fiscal 1996, 22 in fiscal 1997, 15 in fiscal 1998 and 31 in fiscal 1999. These new stores have increased the Company's market presence in the Southwest, primarily in Texas, and in the Southeast, primarily in Tennessee, Kentucky and North Carolina. This expansion brings the Company's total store count to 273 (in 26 states) as of January 1, 2000. The Company plans to open an additional 40 to 45 stores in fiscal 2000 (approximately 12 of which are scheduled to open in the first quarter of fiscal
2000), 38 in fiscal 2001 and additional stores thereafter. In total over the past six fiscal years since the Offering, the Company has opened, relocated or remodeled 146 stores.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Between fiscal year 1994 and fiscal year 1999, net sales increased from $330.0 million to $688.1 million and net income increased from $11.3 million to $17.9 million, reflecting a five-year compound annual growth rate of 15.8% and 9.7%, respectively. The Company generated these growth rates primarily from increases in comparable store sales and through new store openings and relocations of existing stores. Comparable stores sales increased 4.4%, 10.9% and 3.1% in fiscal 1999, 1998 and 1997, respectively. Since 1994, the 105 new or relocated stores that have been open more than one year have generated average net sales that are approximately 21.3% per annum greater than those of existing stores.

SEASONALITY AND WEATHER

The Company's business is highly seasonal. Historically, the Company's sales and profits have been the highest in the second and fourth fiscal quarters of each year due to planting and harvesting seasons and the sale of seasonal products. The Company has typically operated at a net loss in the first fiscal quarter of each year. Unseasonable weather, excessive rain, drought, and early or late frosts may also affect the Company's sales. The Company believes, however, that the impact of adverse weather conditions is somewhat mitigated by the geographic dispersion of its stores.

The Company experiences a buildup of inventory and accounts payable during its first fiscal quarter each year for purchases of seasonal product in anticipation of the April through June selling season and again during its third fiscal quarter in anticipation of the October through December selling season.

The Company's unaudited quarterly operating results for each fiscal quarter of 1999 and 1998 are shown below (dollars in thousands, except per share amounts):

                                                   FIRST        SECOND      THIRD    FOURTH
                                                   QUARTER     QUARTER     QUARTER   QUARTER     TOTAL
--------------------------------------------------------------------------------------------------------
1999
  Net sales                                       $ 125,647    $214,124   $160,214   $188,097   $688,082
  Gross margin                                       32,192      55,519     41,623     51,917    181,251
  Income (loss) from operations                      (1,131)     17,811      5,624     11,911     34,215
  Net income (loss)                                  (1,140)     10,125      2,647      6,242     17,874
  Net income (loss) per share - basic                  (.13)       1.16        .30        .71       2.04
  Net income (loss) per share - assuming dilution      (.13)       1.14        .30        .71       2.02

1998
  Net sales                                       $ 105,587    $196,081   $140,628   $158,381   $600,677
  Gross margin                                       26,489      49,248     36,433     42,468    154,638
  Income (loss) from operations                      (1,710)     16,273      4,486      9,513     28,562
  Net income (loss)                                  (1,502)      9,168      2,137      4,997     14,800
  Net income (loss) per share - basic                  (.17)       1.05        .24        .57       1.69
  Net income (loss) per share - assuming dilution      (.17)       1.04        .24        .56       1.68

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items in the Company's Statements of Income expressed as a percentage of net sales:

                                                                                 FISCAL YEAR ENDED
                                                   --------------------------------------------------------------------------
                                                   JANUARY 1,     DECEMBER 26,   DECEMBER 27,    DECEMBER 28,    DECEMBER 30,
                                                     2000            1998            1997           1996            1995
                                                   --------------------------------------------------------------------------

Net sales                                           100.0%          100.0%          100.0%          100.0%          100.0%
Cost of merchandise sold                             73.7            74.3            74.2            74.0            74.3
                                                   --------------------------------------------------------------------------
Gross margin                                         26.3            25.7            25.8            26.0            25.7
Selling, general and administrative
  expenses                                           20.3            20.1            20.5            19.8            19.2
Depreciation and amortization                         1.0             0.9             0.9             0.8             0.6
                                                   --------------------------------------------------------------------------
Income from operations                                5.0             4.7             4.4             5.4             5.9
Interest expense, net                                  .6             0.5             0.5             0.5             0.4
                                                   --------------------------------------------------------------------------
Income before income taxes                            4.4             4.2             3.9             4.9             5.5
Income tax provision                                  1.8             1.7             1.6             2.0             2.2
                                                   --------------------------------------------------------------------------
Net income                                            2.6%            2.5%            2.3%            2.9%            3.3%
                                                   ==========================================================================

FISCAL 1999 COMPARED TO FISCAL 1998

Net sales increased 14.6% to $688.1 million in fiscal 1999 from $600.7 million in fiscal 1998. This increase resulted primarily from new store openings and relocations, and, to a lesser extent, a comparable store sales increase of 4.4% (calculated on a 52-week basis, excluding relocations, using all stores open at least one year) and an additional week of operations (due to the Company's fiscal year-end). Comparable store sales for fiscal 1999 benefited from the "remerchandising" of the remaining approximately 60% of the inside of all stores, consisting of the entire "left-side" of the store (including tools, hardware, plumbing, electrical, paint, truck accessories, towing accessories and lubricant departments) and portions of the center aisle (mainly electrical fencing) and "agricultural sections" (including tractor parts and the equine department) as well as the new and more aggressive marketing programs. The Company opened 31 new stores, closed one store and relocated one store in fiscal 1999. The Company opened 15 new stores and relocated one store during fiscal 1998. At January 1, 2000, the Company operated 273 retail farm stores versus 243 stores at the end of the prior fiscal year.

In early fiscal 2000, the Company plans to remerchandise the tool corral area (consisting primarily of compressors, welders, pressure washers, generators and hand tools), improve product assortments in fencing and core agricultural maintenance products and expand product offerings in the equine, pet and bird feeding departments. This strategy reflects the Company's continued belief, supported by the results of fiscal 1999 and 1998, that such efforts will rejuvenate the stores, create excitement with the customers and store associates and build stronger comparable store sales.

The gross margin rate increased .6 percentage points to 26.3% of sales in fiscal 1999 from 25.7% in fiscal 1998. This increase is primarily due to remerchandising efforts and better product assortments, as well as lower costs from increased buying leverage through vendor consolidation.

As a percent of sales, selling, general and administrative expenses increased
 .2 percentage points to 20.3% for fiscal 1999 from 20.1% for fiscal 1998. On an absolute basis, selling, general and administrative expenses increased 15.7% to $139.7 million for fiscal 1999 from $120.7 million in fiscal 1998. The increase in expenses on a percentage-of-sales basis is primarily as a result of costs associated with new stores, the incremental costs of certain planned infrastructure investments as well as the leverage loss attributable to the lower than anticipated comparable store sales performance. The increase in absolute dollars is primarily due to costs associated with new store openings (new stores have

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


considerably higher occupancy costs, primarily rent, than the existing store base), as well as an additional week of operating expenses (fiscal 1999 reflects 53 weeks of operations compared to fiscal 1998 which is comprised of 52 weeks) and a non-recurring expense of approximately $1 million relating to the Company's relocation of two of its distribution centers.

During fiscal 1998, the Company began an annual major media advertising program which includes a national television campaign featuring a celebrity spokesperson, significantly expanded use of radio promotions and increased print advertising. This program is funded each year through the support of the Company's vendor partners. During fiscal 1999, the Company received marketing support funds totaling approximately $11.9 million from certain of its vendors to cover a portion of the costs of these new programs.

Depreciation and amortization expense increased 36.9% over the prior year due mainly to costs associated with new and relocated stores and increased investment in infrastructure (mainly the merchandise and warehouse management system).

Net interest expense increased 25.5% in fiscal 1999 from fiscal 1998. The increase in interest expense reflects additional borrowings under the Credit Agreement to fund the Company's growth and expansion plans, resulting in a higher average outstanding debt balance in fiscal 1999 compared to fiscal 1998.

The Company's effective tax rate decreased 0.9 percentage points to 40.6% in fiscal 1999 from 41.5% in fiscal 1998 primarily due to a lower effective state income tax rate in fiscal 1999.

As a result of the foregoing factors, net income increased 20.8% to $17.9 million in fiscal 1999 from $14.8 million in fiscal 1998. As a percent of sales, net income increased 0.1 percentage point to 2.6% of sales in fiscal 1999 from 2.5% of sales in fiscal 1998.

FISCAL 1998 COMPARED TO FISCAL 1997

Net sales increased 18.0% to $600.7 million in fiscal 1998 from $509.1 million in fiscal 1997. This increase resulted primarily from a comparable store sales increase of 10.9% (calculated on a 52-week basis, excluding relocations, using all stores open at least one year) and, to a lesser extent, new store openings and relocations. Comparable store sales for fiscal 1998 benefited from the "remerchandising" of the "right side" (including expanding the equine, pet supplies, animal health and feed departments and refining the apparel and agricultural supplies departments) and portions of the "center aisle" (mainly enhancing the lawn and garden departments) of all stores early in fiscal 1998, the new and more aggressive marketing programs, an improved inventory in-stock position and favorable spring season and later winter weather conditions. The Company opened 15 new stores and relocated one store during fiscal 1998. The Company opened 22 new stores, closed two stores and relocated one store in fiscal 1997. At December 26, 1998, the Company operated 243 retail farm stores versus 228 stores at the end of the prior fiscal year.

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

As a percent of sales, selling, general and administrative expenses decreased
 .4 percentage points to 20.1% for fiscal 1998 from 20.5% for fiscal 1997. On an absolute basis, selling, general and administrative expenses increased 15.4% to $120.7 million for fiscal 1998 from $104.7 million in fiscal 1997. The decrease in expenses on a percentage-of-sales basis resulted primarily from the Company's on-going efforts to control increases in its operating expenses as well as from the leverage gain attributable to the strong comparable store sales performance. The increase in absolute dollars was primarily

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


attributable to costs associated with new store openings (new stores have considerably higher occupancy costs, primarily rent, than the existing store base), as well as higher incentive accruals.

During fiscal 1998, the Company implemented new marketing and advertising programs including (i) increased print advertising (ii) significantly expended radio advertising, and (iii) for the first time, a national television advertising campaign featuring John Lyons, renowned horse trainer and national equine spokesman for the Company, and George Strait, renowned country music entertainer and national spokesman for the Company. The Company received marketing support funds totaling approximately $8.5 million from certain of its vendors to cover a portion of the costs of these new programs.

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

At January 1, 2000, the Company's inventories had increased $35.6 million to $207.3 million from $171.7 million at December 26, 1998. This increase was primarily attributable to additional inventory for new stores, planned inventory increases in seasonal product lines, as well as unplanned inventory increases in certain basic goods and other seasonal product lines (due to problems encountered with the Company's new replenishment system). Short-term trade credit, which represents a source of financing for inventory, decreased $1.1 million to $59.8 million at January 1, 2000 from $60.9 million at December 26, 1998. Trade credit arises from the Company's vendors granting extended payment terms for inventory purchases. Payment terms vary from 30 days to 180 days depending on the inventory product.

At January 1, 2000, the Company had working capital of $117.3 million, which represented a $21.8 million increase from December 26, 1998. This increase resulted primarily from an increase in inventory (attributable mainly to the factors described above) without a corresponding increase in accounts payable, offset, in part, by an increase in accrued expenses (mainly incremental costs relating to new stores) and a decrease in cash and cash equivalents. The Company's working capital increased $12.6 million in fiscal 1998 to $95.5 million from $82.9 million in fiscal 1997. This increase resulted primarily from an increase in inventory without a corresponding increase in accounts payable, an increase in cash and cash equivalents and an increase in prepaid expenses (mainly construction-in-progress costs pertaining to planned sale/leaseback transactions respecting certain 1999 new stores) offset, in part, by an increase in accrued expenses (mainly incremental costs relating to new stores and incentives) and an increase in current debt maturities (attributable mainly to the Company's new fixed-rate term loan agreement).

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In March 1998, the Company entered into an amendment (the "Second Amendment") to its existing revolving credit agreement with BankBoston, N.A. (successor to First National Bank of Boston), a national banking association, as agent, and for itself, in its capacity as a lender thereunder, First American National Bank, a national banking association, and SunTrust Bank Nashville, N.A. ("SunTrust"), a national banking association Bank (the "Credit Agreement"), whereby the Company (i) increased the maximum total commitments available under the Credit Agreement from $45 million to $60 million and (ii) extended the expiration date of the Credit Agreement from August 31, 1999 to August 31, 2002 (the date upon which any remaining borrowings must be repaid).

In November 1999, the Company entered into an amendment (the "Third Amendment") to its Credit Agreement with SunTrust (replaced Bank Boston, N.A. as agent), as agent, and for itself, in its capacity as a lender thereunder, AmSouth Bank (successor to First American National Bank), a national banking association, and Bank of America, a national banking association, whereby the Company (i) increased the maximum total commitments available under the Credit Agreement from $60 million to $75 million. At January 1, 2000, the Company had $38.1 million of borrowings outstanding under the Credit Agreement. The Company expects to continue borrowing amounts under the Credit Agreement from time to time to fund its growth and expansion programs and as a source of additional working capital.

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

Operations used net cash of $7.7 million in fiscal 1999, provided net cash of $15.5 million in fiscal 1998 and used net cash of $5.1 million in fiscal 1997. The cash used in fiscal 1999 resulted primarily from inventories increasing at a faster rate than accounts payable compared to the prior year, offset, in part, by an increase in net income and an increase in accrued expenses (mainly incremental costs relating to new stores). The generation of cash in fiscal 1998 resulted primarily from an increase in accrued expenses (mainly due to higher incentive accruals), an increase in net income and, to a lesser extent, an increase in income taxes currently payable compared to fiscal 1997 due to timing of payments, offset, in part, by inventories increasing at a slower rate than accounts payable compared to the prior year.

Cash used in investing activities of $19.6 million, $14.3 million and $7.5 million for fiscal 1999, 1998 and 1997, respectively, resulted primarily from capital expenditures for new, relocated and remodeled stores and for new merchandise and warehouse management systems (in 1998 and, to a lesser extent, in 1999), partially offset by proceeds from the sale of certain properties (primarily land and buildings).

Financing activities in fiscal 1999 provided $16.1 million in cash which represented a $7.6 million increase over the $8.5 million in cash provided in fiscal 1998. This increase resulted primarily from borrowings of $19.1 million under the Credit Agreement in fiscal 1999 compared to net repayments of approximately $4.4 million under the Credit Agreement and borrowings of $15.0 million under the Loan Agreement in fiscal 1998 offset, in part, by scheduled repayments under the Term Note, long-term debt and capital lease obligations totaling approximately $3.5 million in fiscal 1999 versus approximately $2.4 million in fiscal 1998. Financing activities in fiscal 1998 provided $8.5 million in cash which represented a $.3 million increase over the $8.2 million in cash provided in fiscal 1997. This increase resulted primarily from borrowings of $15.0 million under the Loan Agreement in fiscal 1998 compared to net borrowings of approximately $11.4 million under the Credit Agreement in fiscal 1997, offset, in part, by net repayments of approximately $4.4 million under the Credit Agreement and scheduled repayments of long-term debt and capital lease obligations totaling approximately 2.4 million in 1998 versus approximately $1.7 million in fiscal 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's capital additions were $20.4 million, $14.5 million and $9.1 million in fiscal 1999, 1998 and 1997, respectively. The majority of the capital additions were for store fixtures, equipment and leasehold improvements for new stores and remodeling of existing stores as well as the new merchandise and warehouse management system. The Company expects that its capital expenditures for fiscal 2000 will be approximately $25.0 million to $27.0 million, consisting primarily of leasehold improvements and, to a lesser extent, fixtures and equipment, assuming successful implementation of its growth strategy through approximately 40 to 45 planned new store openings. However, the Company cannot predict with certainty the amount of such expenditures because such new stores may be constructed, leased or acquired from others. The estimated cash required to open a new store is approximately $.8 to $1.0 million, the majority of which is for the initial acquisition of inventory and capital expenditures, principally leasehold improvements, fixtures and equipment, and the balance of which is for store opening expenses.

During fiscal 1998, the Company made substantial progress in its planned installation of a new merchandise and warehouse management system. In February 1999, the Company concluded the remaining conversion effort and completed the system installation, thus achieving full Year 2000 compliance for its remaining processing systems. This installation was the one remaining significant requirement for the Company to achieve Year 2000 compliance prior to the need to execute transactions with Year 2000 implications (the processing concern created by the change in the century and the traditional two-digit year fields embedded in most data processing systems is commonly referred to as the "Year 2000" issue). The total cost for the full installation of this system was approximately $10.0 million. Since the completion of the implementation and subsequent to the end of fiscal 1999, the Company has not experienced any difficulties or observed any malfunctions in its systems relating to a Year 2000 issue.

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

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
Stockholders of Tractor Supply Company

In our opinion, the accompanying balance sheets and the related statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Tractor Supply Company at January 1, 2000 and December 26, 1998, and the results of its operations and its cash flows for each of the three years in the period ended January 1, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICEWATERHOUSECOOPERS LLP


[LOGO]

Nashville, Tennessee
January 24, 2000

                                 BALANCE SHEETS
                      (In thousands, except share amounts)

                                                                               JANUARY 1,   DECEMBER 26,
                                                                                  2000         1998
--------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                     $   6,991    $  18,201
  Accounts receivable, net                                                          6,765        5,578
  Inventories                                                                     207,325      171,749
  Prepaid expenses                                                                  4,845        6,301
                                                                            -----------------------------
       Total current assets                                                       225,926      201,829
                                                                            -----------------------------
Land                                                                                6,449        6,871
Buildings and improvements                                                         58,135       49,437
Machinery and equipment                                                            39,885       23,121
Construction in progress                                                            4,514        8,818
                                                                            -----------------------------
                                                                                  108,983       88,247
Accumulated depreciation and amortization                                         (35,270)     (28,339)
                                                                            -----------------------------
  Property and equipment, net                                                      73,713       59,908
                                                                            -----------------------------
Deferred income taxes                                                                 999        1,426
Other assets                                                                        1,992        1,486
                                                                            -----------------------------
       Total assets                                                             $ 302,630    $ 264,649
                                                                            =============================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                              $  59,764    $  60,900
  Accrued expenses                                                                 34,037       29,610
  Current maturities of long-term debt                                              3,048        3,138
  Current portion of capital lease obligations                                        279          553
  Income taxes currently payable                                                    4,135        4,134
  Deferred income taxes                                                             7,357        7,964
                                                                            -----------------------------
       Total current liabilities                                                  108,620      106,299
                                                                            -----------------------------
Revolving credit loan                                                              38,126       19,000
Term loan                                                                           9,821       11,786
Other long-term debt                                                                3,456        4,361
Capital lease obligations                                                           3,280        1,985
Other long-term liabilities                                                           487          527
Excess of fair value of assets acquired over cost less accumulated
  amortization of $3,055 and $2,875, respectively                                     535          715
Commitments (Note 5)
Stockholders' equity:
  Common stock, 100,000,000 shares authorized; $.008 par value; 8,769,106 and
     8,748,105 shares issued and outstanding in 1999 and 1998, respectively            70           70
  Additional paid-in capital                                                       42,668       42,213
  Retained earnings                                                                95,567       77,693
                                                                            -----------------------------
     Total stockholders' equity                                                   138,305      119,976
                                                                            -----------------------------
       Total liabilities and stockholders' equity                               $ 302,630    $ 264,649
                                                                            =============================



         The accompanying notes are an integral part of this statement.

                              STATEMENTS OF INCOME
                    (in thousands, except per share amounts)


                                                                       FOR THE FISCAL YEAR ENDED
                                                           ------------------------------------------------
                                                           JANUARY 1,        DECEMBER 26,      DECEMBER 27,
                                                              2000              1998              1997
                                                           ------------------------------------------------
Net sales                                                   $688,082          $600,677          $509,052
Cost of merchandise sold                                     506,831           446,039           377,510
                                                            --------------------------------------------
  Gross margin                                               181,251           154,638           131,542
Selling, general and administrative expenses                 139,725           120,734           104,661
Depreciation and amortization                                  7,311             5,342             4,509
                                                            --------------------------------------------
  Income from operations                                      34,215            28,562            22,372
Interest expense, net                                          4,104             3,270             2,439
                                                            --------------------------------------------
  Income before income taxes                                  30,111            25,292            19,933
Income tax provision                                          12,237            10,492             8,172
  Net income                                                $ 17,874          $ 14,800          $ 11,761
                                                            ============================================
  Net income per share - basic                              $   2.04          $   1.69          $   1.34
                                                            ============================================
  Net income per share - assuming dilution                  $   2.02          $   1.68          $   1.34
                                                            ============================================


         The accompanying notes are an integral part of this statement.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (in thousands)


                                                                         ADDITIONAL                            TOTAL
                                                            COMMON        PAID-IN          RETAINED        STOCKHOLDERS'
                                                            STOCK         CAPITAL          EARNINGS           EQUITY
                                                            ------------------------------------------------------------
Stockholders' equity at
 December 28, 1996                                          $ 70          $41,685          $ 51,211           $  92,966
 Preferred stock dividend                                                                       (79)                (79)
 Issuance of common stock under employee
  stock purchase plan (13,218 shares)                                         241                                   241
 Net income                                                                                  11,761              11,761
                                                            -----------------------------------------------------------

Stockholders' equity at
 December 27, 1997                                            70           41,926            62,893             104,889
 Issuance of common stock under employee
  stock purchase plan (16,887 shares)                                         287                                   287
 Net income                                                                                  14,800              14,800
                                                            -----------------------------------------------------------

Stockholders' equity at
 December 26, 1998                                            70           42,213            77,693             119,976
 Issuance of common stock under employee
  stock purchase plan (13,752 shares)                                         298                                   298
Exercise of stock options (7,249 shares)                                      157                                   157
 Net income                                                                                  17,874              17,874
                                                            -----------------------------------------------------------

Stockholders' equity at
 January 1, 2000                                            $ 70          $42,668          $ 95,567           $ 138,305
                                                            -----------------------------------------------------------


          The accompanying notes are an integral part this statement.

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                 FOR THE FISCAL YEAR ENDED
                                                                      ------------------------------------------------
                                                                      JANUARY 1,        DECEMBER 26,      DECEMBER 27,
                                                                         2000              1998              1997
                                                                      ------------------------------------------------

Cash flows from operating activities:
  Net income                                                          $ 17,874           $ 14,800          $ 11,761
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                      7,311              5,342             4,509
      Loss (gain) on disposition of property and equipment                (104)             1,353               (23)
      Deferred income taxes                                               (180)            (1,816)              (99)
      Change in assets and liabilities:
       Accounts receivable                                              (1,187)              (398)             (326)
       Inventory                                                       (35,576)           (20,000)          (27,667)
       Prepaid expenses                                                  1,456             (2,100)           (2,555)
       Accounts payable                                                 (1,136)             8,192             5,117
       Accrued expenses                                                  4,427              8,422             5,236
       Income taxes currently payable                                        1              1,824              (551)
       Other                                                              (605)              (131)             (539)
                                                                      ---------------------------------------------
  Net cash provided by (used in) operating activities                   (7,719)             15,488           (5,137)
                                                                      ---------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                                 (20,368)            (14,505)          (9,120)
  Proceeds from sale of property and equipment                             816                 233            1,636
                                                                      ---------------------------------------------
  Net cash used in investing activities                                (19,552)            (14,272)          (7,484)
                                                                      ---------------------------------------------
Cash flows from financing activities:
  Net borrowings (repayment) under revolving credit loan                19,126              (4,419)          11,419
  Borrowings under term loan agreement                                      --              15,000               --
  Repayment under term loan agreement                                   (1,965)               (893)              --
  Principal payments under capital lease obligations                      (560)               (731)          (1,003)
  Repayment of long-term debt                                             (995)               (736)            (665)
  Net proceeds from sale of common stock                                   455                 287              241
  Redemption of preferred stock                                             --                  --           (1,763)
  Payment of preferred stock dividend                                       --                  --              (79)
                                                                      ---------------------------------------------
  Net cash provided by financing activities                             16,061               8,508            8,150
                                                                      ---------------------------------------------
Net increase (decrease) in cash                                        (11,210)              9,724           (4,471)
Cash and cash equivalents at beginning of year                          18,201               8,477           12,948
                                                                      ---------------------------------------------
Cash and cash equivalents at end of year                              $  6,991            $ 18,201         $  8,477
                                                                      =============================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION (NOTE 1):
Cash paid during the year for:
  Interest                                                            $  4,026            $  3,231         $  2,583
  Income taxes                                                          12,937              10,310            8,643
Non-cash investing and financing activities:
  Capital lease-buildings                                                1,581                  --               --

        The accompanying notes are an integral part of this statement.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Tractor Supply Company is a specialty retailer which supplies the daily farming and maintenance needs of its target customers: hobby, part-time and full-time farmers and ranchers, as well as rural customers, contractors and tradesmen. The Company, which was founded in 1938, operated 273 retail farm stores in 26 states as of January 1, 2000.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to December 31. Fiscal year 1999 consists of 53 weeks, while fiscal years 1998 and 1997 consist of 52 weeks.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles inherently requires estimates and assumptions by management that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company has cash and cash equivalents, short-term trade receivables and payables and long-term debt instruments, including capital leases. The carrying values of cash and cash equivalents, trade receivables and trade payables equal current fair value. The terms of the Company's revolving credit agreement include variable interest rates, which approximate current market rates. The terms of the Company's term loan agreement include a fixed interest rate, which approximates current market rates. The Company's fixed rate debt has an approximate current value of $4.5 million, bearing interest at 10.32% which is above current rates available; however, the related debt agreement includes certain pre-payment penalties which make refinancing uneconomical (Notes 2, 3 and 4).

Inventories

Inventories, which consist primarily of farm maintenance and animal products, general maintenance products, lawn and garden products, light truck equipment and work clothing, are stated at cost, which is less than market value, with cost being determined on the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method of accounting for inventory had been used, inventories would have been approximately $4,680,000 and $6,497,000 higher than reported at January 1, 2000 and December 26, 1998, respectively.

Net Income Per Share

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 - Earnings per Share ("SFAS 128"). SFAS 128 requires companies with complex capital structures that have publicly held common stock or common stock equivalents to present both basic and diluted earning per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of shares outstanding during the period. Diluted EPS (previously referred to as fully diluted EPS) is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as prescribed by APB 15 (Note 8).

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

Advertising Costs

Advertising costs primarily consist of expenses incurred in connection with newspaper circulars and, to a lesser extent, radio and newspaper advertisements and other promotions. Expenses incurred are charged to operations at the time the related advertising first takes place. Advertising expense for fiscal 1999, 1998 and 1997 was approximately $8,806,000, $9,239,000, and, $8,771,000, respectively.

Stock-based Compensation Plans

The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan and its stock purchase plan (Note 11).

Cash Flows

The Company considers temporary cash investments, with an original maturity of three months or less, to be cash equivalents.

NOTE 2 - REVOLVING CREDIT AGREEMENT:

In July 1996, the Company entered into an amendment (the "First Amendment") to its existing revolving credit agreement with The First National Bank of Boston, as agent and for itself (the "Agent") and First American National Bank (the "Credit Agreement), whereby the Company (i) increased the maximum total commitments available under the Credit Agreement from $30 million to $45 million and (ii) extended the expiration date of the Credit Agreement from August 31, 1997 to August 31, 1999 (the date upon which any remaining borrowings must be repaid). There were no changes to any of the other material terms and conditions of the Credit Agreement as a result of the First Amendment.

In March 1998, the Company entered into an amendment (the "Second Amendment") to its Credit Agreement with BankBoston, N.A. (successor to The First National Bank of Boston), a national banking association, as agent, and for itself, in its capacity as a lender thereunder, First American National Bank, a national banking association, and SunTrust Bank Nashville, N.A. ("SunTrust"), a national banking association, whereby the Company (i) increased the maximum total commitments available under the Credit Agreement from $45 million to $60 million and (ii) extended the expiration date of the Credit Agreement from August 31, 1999 to August 31, 2002 (the date upon which any remaining borrowings must be repaid). There were no changes to any of the other material terms and conditions of the Credit Agreement as a result of the Second Amendment, provided, however, that the financial covenants must be tested quarterly as of the end of each fiscal quarter, based on a rolling four-quarters basis, rather than at the end of each fiscal year.

                         NOTES TO FINANCIAL STATEMENTS

In November 1999, the Company entered into an amendment (the "Third Amendment") to its Credit Agreement with SunTrust (replaced Bank Boston, N.A. as agent), as agent, and for itself, in its capacity as a lender thereunder, AmSouth Bank (successor to First American National Bank), a national banking association, and Bank of America, a national banking association, whereby the Company (i) increased the maximum total commitments available under the Credit Agreement from $60 million to $75 million. There were no changes to any of the other material terms and conditions of the Credit Agreement as a result of the Third Amendment.

All borrowings under the Credit Agreement bear interest, at the Company's option, at either the base rate of the Agent (8.50% at January 1, 2000) plus
 .25% per annum or the LIBOR rate (5.82% at January 1, 2000) plus .75% per annum provided, however, that upon the occurrence of certain events, the interest rate increases to the base rate of the Agent plus .50% per annum or the LIBOR rate plus 1.0% per annum. The Company is also required to pay, quarterly in arrears, a commitment fee of .25% per annum on the average daily unused portion of the credit line. There are no compensating balance requirements associated with the Credit Agreement. The Credit Agreement is unsecured.

The Credit Agreement contains certain restrictions regarding additional indebtedness; employee loans; business operations; guarantees; investments; mergers, consolidations and sales of assets; transactions with subsidiaries or affiliates; and liens. In addition, the Company must comply with certain quarterly restrictions (based on a rolling fourquarters basis) regarding net worth, working capital, ratios of total liabilities to net worth and interest coverage and current ratio requirements. The Company was in compliance with all covenants at January 1, 2000.

NOTE 3 - TERM LOAN AGREEMENT:

In June 1998, the Company entered into a new loan agreement (the "Loan Agreement") and term note (the "Term Note") with SunTrust pursuant to which the Company borrowed $15 million. The Term Note bears interest at the rate of 6.75% per annum until its maturity in June 2005. The Term Note requires monthly payments equal to $178,572, plus accrued interest, through June 2005. There are no compensating balance requirements associated with the Loan Agreement. The Loan Agreement is unsecured. The Loan Agreement contains certain restrictions regarding additional indebtedness; employee loans; business operations; guarantees; investments; mergers, consolidations and sales of assets; transactions with subsidiaries; and liens. In addition, the Company must comply with certain quarterly restrictions regarding net worth, working capital, ratios of total liabilities to net worth and interest coverage and current ratio requirements. The Company was in compliance with all covenants at January 1, 2000.

NOTE 4 - OTHER LONG-TERM DEBT:

Other long-term debt consists of the following (in thousands):

                                JANUARY 1,       DECEMBER 26,
                                   2000             1998
--------------------------------------------------------------
Mortgage Notes                   $ 4,361          $ 5,177
Less: current maturities            (905)            (816)
                              --------------------------------
                                 $ 3,456          $ 4,361
                              ================================

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

                          NOTES TO FINANCIAL STATEMENTS


The Mortgage Loan Agreement is secured by first mortgages on certain of the Company's existing properties. The Mortgage Loan Agreement contains certain restrictions regarding sales of assets, mergers, consolidations, investments, sales or discounting of receivables, operating leases and, unless the Company satisfies certain net income, indebtedness and tangible net worth tests, cash dividends on and redemptions of capital stock. In addition, the Company must comply with certain restrictions regarding tangible net worth, working capital, funded debt, ratios of indebtedness to capitalization, FIFO inventory to current debt, interest coverage, fixed charge coverage, earnings coverage and current ratio requirements. As a result of increased capital expenditures in 1999 (primarily for software installations and Y2K remediation efforts), the Company was not in compliance with the annual fixed charge coverage ratio at January 1, 2000. The Company has received a waiver through December 29, 2000. The Company was in compliance with all other restrictions at January 1, 2000.

The combined aggregate maturities of the Mortgage Notes are as follows (in thousands):

                           2000                      $  905
                           2001                       1,003
                           2002                       1,112
                           2003                       1,232
                           2004                         109

NOTE 5 - LEASES:

The Company leases office, warehouse/distribution and retail space, transportation equipment and other equipment under various noncancelable operating leases. The leases have varying terms and expire at various dates through October 2017. The store leases typically have initial terms of between 10 and 15 years, with one to three renewal periods of five years each, exercisable at the Company's option. Generally, most of the leases require the Company to pay taxes, insurance and maintenance costs.

Rent expense for all noncancelable operating leases for fiscal 1999, 1998 and 1997 was approximately $37,041,000, $32,421,000, and $27,557,000, respectively.

Future minimum payments, by year and in the aggregate, under leases with initial or remaining terms of one year or more consist of the following (in thousands):

                                                    CAPITAL      OPERATING
                                                    LEASES         LEASES
--------------------------------------------------------------------------
  2000                                              $  630        $ 24,461
  2001                                                 630          23,904
  2002                                                 630          21,287
  2003                                                 628          20,241
  2004                                                 586          18,670
  Thereafter                                         4,405         103,445
                                                    ----------------------
  Total minimum lease payments                       7,509        $212,008
                                                                  ========
  Amount representing interest                      (3,950)
                                                    ------
  Present values of net minimum lease payments       3,559
  Less: current portion                               (279)
                                                    ------
  Long-term capital lease obligations               $3,280
                                                    ======

                          NOTES TO FINANCIAL STATEMENTS


NOTE 6 - INCOME TAXES:

The provision for income taxes consists of the following (in thousands):

                              1999           1998          1997
----------------------------------------------------------------
Current tax expense:
  Federal                  $  9,774       $ 10,111       $ 6,720
  State                       2,643          2,197         1,551
                           -------------------------------------
  Total current              12,417         12,308         8,271
                           -------------------------------------
Deferred tax expense:
  Federal                      (172)        (1,671)         (116)
  State                          (8)          (145)           17
                           -------------------------------------
  Total deferred               (180)        (1,816)          (99)
                           -------------------------------------
Total provision            $ 12,237       $ 10,492       $ 8,172
                           =====================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):


                                                 JANUARY 1,   DECEMBER 26,
                                                   2000          1998
--------------------------------------------------------------------------
Current tax assets:
  Inventory valuation                            $ 5,647        $ 4,367
  Other                                            2,081          2,509
                                                 ----------------------
                                                   7,728          6,876
                                                 ----------------------
Current tax liabilities:
  Inventory basis difference                      14,230         14,186
  Other                                              855            654
                                                 ----------------------
                                                  15,085         14,840
                                                 ----------------------
Net current tax liabilities                      $ 7,357        $ 7,964
                                                 ======================
Non-current tax assets:
  Capital lease obligation basis difference      $ 1,338        $   807
  Fixed assets basis difference                      274            319
  Other                                            1,907          1,629
                                                 ----------------------
                                                   3,519          2,755
                                                 ----------------------
Non-current tax liabilities:
  Depreciation                                     1,569            954
  Capital lease assets basis difference              951            375
                                                 ----------------------
                                                   2,520          1,329
                                                 ----------------------
Net non-current tax assets                       $   999        $ 1,426
                                                 ======================

                          NOTES TO FINANCIAL STATEMENTS


A reconciliation of the provision for income taxes to the amounts computed at the federal statutory rate is as follows (in thousands):

                                                         1999           1998          1997
------------------------------------------------------------------------------------------
Tax provision at statutory rate                       $ 10,539       $  8,852      $ 6,977
Tax effect of:
  State income taxes, net of federal tax benefit         1,721          1,432        1,008
  Amortization of negative goodwill                        (63)           (63)         (63)
  Other                                                     40            271          250
                                                      ------------------------------------
                                                      $ 12,237       $ 10,492      $ 8,172
                                                      ====================================

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

                          NOTES TO FINANCIAL STATEMENTS

NOTE 8 - NET INCOME PER SHARE:

Net income per share is calculated as follows (in thousands, except per share amounts):

                                                       1999
                                        ----------------------------------
                                                                 PER SHARE
                                         INCOME       SHARES       AMOUNT
--------------------------------------------------------------------------
Basic net income per share:
  Net income                            $17,874        8,761       $2.04
  Stock options outstanding                               75       -----
                                        --------------------
Diluted net income per share            $17,874        8,836       $2.02
                                        ================================

                                                       1998
                                        ----------------------------------
                                                                 PER SHARE
                                         INCOME       SHARES       AMOUNT
--------------------------------------------------------------------------
Basic net income per share:
  Net income                            $14,800        8,742       $1.69
  Stock options outstanding                               68       -----
                                        --------------------
Diluted net income per share            $14,800        8,810       $1.68
                                        ================================

                                                       1997
                                        ----------------------------------
                                                                 PER SHARE
                                         INCOME       SHARES       AMOUNT
--------------------------------------------------------------------------
Basic net income per share:
  Net income                            $11,761
  Less: preferred stock dividends           (57)
                                        -------
                                        $11,704        8,725       $1.34
  Stock options outstanding                               --       -----
Diluted net income per share            $11,704        8,725       $1.34
                                        ================================

NOTE 9 - RELATED PARTY TRANSACTIONS:

In 1986, the Company entered into capitalized sale-leaseback transactions with certain officers of the Company for seven of its stores. The Company sold, leased back and provided the financing for seven of its real properties at estimated fair values totaling $2,575,000. The related gains arising from the sale of these properties have been deferred and are being amortized on a straight-line basis over the terms of the related leases. Properties under capital leases acquired through sale-leaseback transactions have been reduced by the related deferred gains on the properties and are classified with property and equipment. The leases have basic terms of 20 years with options to renew for two successive five-year terms. The Company has an option to purchase the leased properties after December 31, 1995. Rent payments under these leases were approximately $425,000 in fiscal 1999, 1998 and 1997. All the officers have repaid their outstanding obligations under these notes to the Company. The balance of these capitalized lease obligations, included in total capital lease obligations at January 1, 2000, was $1,396,000.

The Company leases its management headquarters from a partnership in which certain stockholders of the Company are general partners. The remaining lease term is ten years, with the Company having exercised both remaining five-year renewal options in fiscal 1996, with monthly rent set at $35,000 and $39,000 per month, respectively. Rent payments under this lease were $420,000 in fiscal 1999 and $417,000 in fiscal 1998 and 1997.

                         NOTES TO FINANCIAL STATEMENTS

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

The Company also leases one store location from an S corporation owned by certain officers of the Company. Rent payments under this lease were approximately $101,000 in each of the fiscal years 1999, 1998 and 1997.

NOTE 10 - RETIREMENT BENEFIT PLAN:

The Company has a defined contribution benefit plan, the Tractor Supply Company Restated 401(k) Retirement Plan (the "Plan"), which provides retirement and other benefits for the Company's employees. Employees become eligible for participation upon completion of 12 consecutive months of employment and 1,000 hours or more of service. The Company matches 100% of the first 3% of employee's elective contributions plus an additional 50% of any additional elective contribution (limited to 5% of the employee's total compensation). Company contributions to the plan during fiscal 1999, 1998 and 1997 were approximately $969,000, $822,000 and $733,000, respectively.

NOTE 11 - STOCK-BASED COMPENSATION PLANS:

Fixed Stock Option Plan

The Company has a stock option plan for officers, directors (including non-employee directors) and key employees which reserves 1,000,000 shares of common stock for future issuance under the plan. According to the terms of the Plan, the per share exercise price of options granted shall not he less than the fair market value of the stock on the date of grant and such options will expire no later than ten years from the date of grant. In the case of a stockholder owning more than 10% of the outstanding voting stock of the Company, the exercise price of an incentive stock option may not be less than 110% of the fair market value of the stock on the date of grant and such options will expire no later than five years from the date of grant. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable on a tax deferred basis for the first time by an individual in any calendar year may not exceed $100,000. Options granted generally vest one-third each year beginning on the third anniversary date of the grant and expire after ten years, provided, however, that options granted to non-employee directors vest one-third each year beginning on the first anniversary of the grant.

                          NOTES TO FINANCIAL STATEMENTS


Plan activity is summarized as follows:

                                                     WEIGHTED
                                                     AVERAGE
                                       NUMBER OF     EXERCISE
                                        SHARES        PRICE
 ------------------------------------------------------------
Outstanding at December 28, 1996       185,000        $21.77
Granted                                350,500        $18.44
Canceled                               (35,500)       $21.29
                                       -------
Outstanding at December 27, 1997       500,000        $19.47


Granted                                 48,000        $16.67
Canceled                               (33,250)       $19.49
                                       -------
Outstanding at December 26, 1998       514,750        $19.21

Exercised                               (7,249)       $21.66
Granted                                218,000        $25.58
Canceled                              (124,001)       $20.91
                                       -------
Outstanding at January 1, 2000         601,500        $21.14
                                       =======

The following table summarizes information concerning currently outstanding and exercisable options:

                                            OPTIONS OUTSTANDING
                                          ----------------------
                                           WEIGHTED
                                            AVERAGE     WEIGHTED
                                           REMAINING    AVERAGE
             RANGE OF           NUMBER    CONTRACTUAL   EXERCISE     OPTIONS
YEAR      EXERCISE PRICES    OUTSTANDING     LIFE        PRICE     EXERCISABLE
------------------------------------------------------------------------------
1994      $21.50 - $27.00       15,000       4.18        $21.87      15,000
1995      $21.31 - $22.13       24,500       5.09        $22.08      16,669
1996      $21.38 - $25.13       66,000       6.10        $21.83      22,667
1997      $17.75 - $20.00      261,500       7.50        $18.45       6,030
1998      $14.44 - $24.31       44,000       8.07        $16.19         660
1999      $18.56 - $26.75      190,500       9.08        $25.54           0
                               -------                               ------
                               601,500                               61,026
                               =======                               ======

                          NOTES TO FINANCIAL STATEMENTS


Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB Statement No. 123, the Company's proforma net income and net income per share, for fiscal 1999, 1998 and 1997, would have been as follows (in thousands, except per share amounts):

                                                    1999      1998      1997
-----------------------------------------------------------------------------
Net income                          As reported   $17,874   $14,800   $11,761
                                       Proforma   $17,179   $14,271   $11,437

Net income per share - basic        As reported   $  2.04   $  1.69   $  1.34
                                       Proforma   $  1.96   $  1.63   $  1.30

Net income per share - diluted      As reported   $  2.02   $  1.68   $  1.34
                                       Proforma   $  1.94   $  1.62   $  1.30

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

                                                   1999       1998      1997
-----------------------------------------------------------------------------
  Expected volatility                              37.8%      33.3%     30.8%
  Risk-free interest rate                           6.5%       6.0%      6.5%
  Average expected life (years)                     7.5       9.14      7.25
  Dividend yield                                      0%         0%        0%

  Weighted average fair value                    $12.95      $9.26     $8.97

EMPLOYEE STOCK PURCHASE PLAN

In July 1996, the Company adopted the 1996 Associate Stock Purchase Plan (the "ASPP") to allow eligible employees of the Company the opportunity to purchase, through payroll deductions, shares of common stock of the Company at a 15% discount. In August 1996, the Company filed a registration statement with the Securities and Exchange Commission covering the shares of common stock to be sold under the ASPP. The ASPP was approved by the Company's stockholders in April 1997, authorizing the sale of up to 1,000,000 shares of common stock under the ASPP. Pursuant to the terms of the ASPP, the Company issued 13,752, 16,887 and 13,218 shares of common stock in fiscal 1999, 1998 and 1997, respectively.

                             DIRECTORS AND OFFICERS

                                   DIRECTORS

Joseph H. Scarlett, Jr.                  S.P. Braud (1)*(2)*(3)                   Gerard E. Jones (1) (2) (3)*
Chairman of the Board,                   Retired Chief Financial Officer          Partner
President and Chief                      Service Merchandise Company, Inc.        Richards & O'Neil, LLP
Executive Officer                        and President and Director
Tractor Supply Company                   Braud Design/Build, Inc.                 Sam K. Reed (1) (2)
                                                                                  Chief Executive Officer
Thomas O. Flood                          Joseph M. Rodgers (1) (2) (3)            Keebler Foods Company
Retired Senior Vice President            Chairman of the Board
Tractor Supply Company                   The JMR Group, an investment firm,
                                         and former U.S.
Joseph D. Maxwell                        Ambassador to France
Retired Vice President
Tractor Supply Company

(1)  Audit Committee Member
(2)  Compensation Committee Member
(3)  Nominating Committee Member
(*)  Committee Chairman

                                    OFFICERS
Joseph H. Scarlett, Jr.                  John W. Atkins                           Leo H. Haberer
Chairman of the Board,                   Vice President-Information               Vice President-Real Estate
President and Chief                      Technology
Executive Officer                                                                 Stephen E. Hull
                                         Reynolds H. Becker                       Vice President-Real Estate
Gerald W. Brase                          Vice President-
Senior Vice President-                   Merchandise Manager for                  Gary M. Magoni
Merchandising and Marketing              Consumer Products                        Vice President-Operations
                                                                                  (Region I)
Michael E. Brown                         Blake A. Fohl
Senior Vice President-                   Vice President-Marketing                 Stanley L. Ruta
Store Operations                                                                  Vice President-Operations
                                         Mark D. Gillman                          (Region II)
Calvin B. Massmann                       Vice President-Operations
Senior Vice President-                   (Region III)                             Daisy L. Vanderlinde
Chief Financial Officer                                                           Vice President-Human Resources
and Treasurer                            Lawrence Goldberg
                                         Vice President-Logistics


                             CORPORATE INFORMATION

STORE SUPPORT CENTER
Tractor Supply Company
320 Plus Park Boulevard
Nashville, Tennessee  37217
(615) 366-4600

TRANSFER AGENT AND REGISTRAR
BankBoston, N.A.
c/o Equiserve
P.O. Box 8040
Boston, Massachusetts  02266-8040
(800) 730-6001

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
4400 Harding Road
Nashville, Tennessee  37205

STOCK EXCHANGE LISTING
The Nasdaq National Market
Ticker Symbol:  TSCO

WORLD WIDE WEB
www.tractorsupplyco.com

ANNUAL MEETING
The Annual Meeting of Stockholders will be held at 10:00 a.m., April 27, 2000 at the Company's Store Support Center, 320 Plus Park Boulevard, Nashville, Tennessee 37217

NUMBER OF STOCKHOLDERS
As of January 31, 2000 there were approximately 82 stockholders of record. This number excludes individual stockholders holding stock under nominee security position listings.

FORM 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be sent to any stockholder upon written request to the Company's investor relations firm:

     Corporate Communications, Inc.
     523 Third Avenue South
     Nashville, Tennessee  37210
     (615) 254-3376

QUARTERLY STOCK PRICE RANGE

                           HIGH              LOW
FISCAL 1999:
  First Quarter            $29 1/4           $21
  Second Quarter           $29 3/4           $25
  Third Quarter            $27 5/16          $17 3/4
  Fourth Quarter           $20 7/8           $13 13/16

FISCAL 1998:
  First Quarter            $23 1/4           $13 3/4
  Second Quarter           $26 1/2           $20 5/8
  Third Quarter            $26               $18
  Fourth Quarter           $27               $18 1/2

                            -----------------------
                                 SATISFACTION
                                  GUARANTEED

                            ALL ASSOCIATES HAVE THE
                                  AUTHORITY TO
                            "DO WHATEVER IT TAKES"
                            -----------------------

                           [TRACTOR SUPPLY CO. LOGO]


                           Tractor Supply Company
                            320 Plus Park Boulevard
                              Nashville, Tennessee
                                 (615) 366-4600