Form 10-K, Exhibit 13
period 2000-12-30
TRACTOR SUPPLY CO /DE/
filed 2001-03-23
CIK 916365

                                                                    EXHIBIT 13.1



                               "WHETHER YOU'VE GOT
                    Tractor Supply and the Rural Revolution
                               ONE ACRE OR 1,000"

                                     [GRAPH]

                                     [LOGO]

                               2000 ANNUAL REPORT

COMPANY PROFILE

SINCE ITS FOUNDING as a mail order tractor parts business in 1938, Tractor Supply Company has grown to be one of the largest operators of retail farm stores in the United States. The Company is dedicated to meeting the maintenance needs of anyone owning from one acre to a thousand. The Company's customer base includes hobby, part-time and full-time farmers and ranchers, as well as rural customers, contractors and tradesmen - anyone who is actively engaged in today's rural lifestyle. At the close of fiscal 2000, the Company operated 305 retail farm stores in 28 states. Tractor Supply Company stores typically range in size from 12,000 to 14,000 square feet of inside space and utilize at least as many square feet of outside selling space. An average store displays a comprehensive selection of over 12,000 different products including farm maintenance products (fencing, tractor parts and accessories, agricultural spraying equipment and tillage parts); animal and pet products (specialty feeds, supplements, medicines, veterinary supplies and livestock feeders); general maintenance products (air compressors, welders, generators, pumps, plumbing and tools); lawn and garden products (riding mowers, tillers and fertilizers); light truck equipment; and work clothing. The stores are located in rural communities and in the outlying areas of large cities where the rural lifestyle is a significant factor in the local economy. The Company employs approximately 4,000 people. Tractor Supply Company has been a public company since February 1994. Its stock is traded on The Nasdaq National Market under the symbol "TSCO."

NUMBER OF STORES BY STATE
             (at Year-End)


                                     [MAP]

TEXAS               59      ILLINOIS            10      NEBRASKA          6      MISSISSIPPI        1
OHIO                37      IOWA                 9      MINNESOTA         5      MONTANA            1
TENNESSEE           28      VIRGINIA             9      PENNSYLVANIA      5      NEW YORK           1
MICHIGAN            22      KANSAS               8      SOUTH DAKOTA      4      WISCONSIN          1
INDIANA             19      SOUTH CAROLINA       8      ALABAMA           3      --------------------
NORTH CAROLINA      19      NORTH DAKOTA         7      OKLAHOMA          3      TOTAL            305
KENTUCKY            14      ARKANSAS             6      MARYLAND          2
FLORIDA             11      MISSOURI             6      GEORGIA           1

TRACTOR SUPPLY COMPANY FINANCIAL HIGHLIGHTS
         (in thousands, except where noted)

                                                         FISCAL YEAR            PERCENT
                                                    ----------------------     INCREASE
                                                      2000        1999(*)     (DECREASE)
----------------------------------------------------------------------------------------
OPERATING RESULTS:
  Net sales                                         $759,037      $688,082      10.3%
  Income before income taxes                          27,596        30,111      (8.4)
  Net income                                          16,390        17,874      (8.3)
  Net income per share - basic ($)                      1.87          2.04      (8.3)
  Net income per share - assuming dilution ($)          1.87          2.02      (7.4)

FINANCIAL POSITION:
  Total assets                                       332,296       302,630       9.8
  Cash and short-term investments                      9,145         6,991      30.8
  Stockholders' equity                               155,036       138,305      12.1
  Long-term debt to equity (%)                          40.6          39.5       2.8

STATISTICS:
  Number of stores (#)                                   305           273      11.7
  Square footage at year-end                           3,905         3,448      13.3
  Average sales per store                              2,603         2,682      (2.9)
  Net sales per square foot ($)                          204           214      (4.7)
----------------------------------------------------------------------------------------

                  [GRAPH]                    [GRAPH]

As with any business, all phases of the Company's operations are subject to influences outside its control. This report contains certain forward-looking statements. These statements include reference to certain factors, any one, or a combination, of which could materially affect the results of the Company's operations. These factors include general economic cycles affecting consumer spending, weather factors, operating factors affecting customer satisfaction, consumer debt levels, pricing and other competitive factors, the ability to attract, train and retain highly qualified associates, the ability to identify suitable locations and negotiate favorable lease agreements on new and relocated stores, the timing and acceptance of new products in the stores, the mix of goods sold, the continued availability of favorable credit sources, capital market conditions in general and the seasonality of the Company's business. Forward-looking statements made by or on behalf of the Company are based on a knowledge of its business and the environment in which it operates, but because of the factors listed above, actual results could differ materially from those reflected by any forward-looking statements. Consequently, all of the forward-looking statements made are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business and operations.

TO OUR SHAREHOLDERS, CUSTOMERS AND ASSOCIATES,

                                   [PHOTO]

STRENGTHENING OUR LEADERSHIP. Tractor Supply Company achieved record sales and opened a record 35 new stores in 2000. We successfully entered the Florida market with a ten-store simultaneous grand opening at mid-year and those stores continue to perform exceptionally well. The new distribution centers in Pendleton, Indiana and Waco, Texas are efficiently supporting the majority of our stores. In addition, the new systems installed in 1999 are getting the job done. We missed our same store sales growth and earnings targets in the year 2000, but finished the year with a strong 4.6% fourth quarter improvement in same store sales. We are particularly proud of the fourth quarter improvement considering the challenge of overcoming the Y2K related sales comparisons from 1999 and the impact of the tight labor market at the store level.

         Three senior management additions were made in 2000 that substantially strengthened our leadership team:

         - CAL MASSMANN, CHIEF FINANCIAL OFFICER, JOINED US EARLY IN THE YEAR AND IS MAKING SUBSTANTIAL CONTRIBUTIONS IN FINANCE AND INFORMATION TECHNOLOGY.

         - STAN RUTA, PROMOTED TO SENIOR VICE PRESIDENT-STORE OPERATIONS AT MID-YEAR, HAS SET CLEAR, LOGICAL, CONSISTENT DIRECTION FOR OUR STORES.

         - JIM WRIGHT, PRESIDENT AND CHIEF OPERATING OFFICER, JOINED US LATE IN THE YEAR, HAS LEARNED QUICKLY, AND IS NOW AN ACTIVE AND AGGRESSIVE BUSINESS LEADER.

                                    [PHOTO]

         The investments in distribution capacity, operating systems and the Florida market have positioned us for growth and will continue to contribute to our ongoing success. We are now clearly focused on basic execution throughout the organization. Here are the key business drivers for 2001:

         - IMPROVING SAME STORE SALES - THIS IS JOB NUMBER ONE FOR EVERYONE. AGGRESSIVE PLANS ARE IN PLACE TO DRIVE SAME STORE SALES INCREASES IN 2001.

         - STRENGTHENING THE MIDDLE MANAGEMENT TEAM - EXTRAORDINARY STEPS ARE IN PLACE TO RECRUIT AND TRAIN NEW MANAGERS, WHICH WILL HAVE A BROAD, LONG-RANGE POSITIVE IMPACT ON OUR EFFECTIVENESS.

         - ACCELERATING CHANGES IN PRODUCT ASSORTMENTS - WE WILL BE MORE DIFFERENTIATED IN KEY CATEGORIES AND PRODUCTS WHILE MORE DOMINANT IN OUR CORE MOWER, LAWN TRACTOR AND ACCESSORIES BUSINESS. WE ARE MEETING THE CHANGING NEEDS OF OUR UNIQUE CUSTOMERS.

         - MANAGING THE INVENTORY EFFICIENTLY - INVENTORY TURN CAN BE IMPROVED; TARGETS ARE SET AND RESULTS ARE EXPECTED.

         - SIMPLIFYING EVERYTHING - WE HAVE A "FULL COURT PRESS" TO ELIMINATE THE UNNECESSARY EVERYWHERE.

         - EXPANDING THE STORE BASE - WE PLAN TO OPEN 25 NEW STORES - ALL IN FILL-IN MARKETS - AND RELOCATE OR RENOVATE 6 TO 11 OLDER, PROFIT-PRODUCING LOCATIONS TO BETTER SERVE CUSTOMERS.

         Tractor Supply Company has a strong organization, a committed team and a very special niche in the retail market place. Last year, Yankelovich Partners was engaged to perform a major research project. This and other data tell us that our customer base has broadened and our niche is valid. There are more than 300 additional market opportunities for new stores east of the Rocky Mountains. Tractor Supply Company has a bright future with huge growth opportunities in both existing and new markets.

                                    [PHOTO]

         We are a solid, strong, missions and values driven organization. We know our customer very well, we understand the products they want, and we have a clear grasp of the farm and ranch store market niche. Our organization has a winning attitude.

         The two of us have become strong partners in the last several months. We both have a clear, aggressive and unified vision for the Tractor Supply Company of the future. We believe that there are simply no limits.

/s/ Joe Scarlett                                    /s/ Jim Wright

Joe Scarlett                                        Jim Wright
Chairman of the Board and                           President and
Chief Executive Officer                             Chief Operating Officer

POWER EQUIPMENT SUCCESS

                                   [PHOTO]

THE TRACTOR YOU NEED.
THE ACCESSORIES YOU NEED.
THE TEAM YOU NEED.

         In establishing merchandise strategies for the year 2000, we recognized that riding mowers, lawn tractors and their accessories offered a significant opportunity for future increased sales and customer diversification. The concept of taking care of "one acre or a thousand" is perfectly suited to this power equipment category. So the rallying cry for the Company in Spring 2000 became... "Riders! Riders! Riders!"

         A broad array of power equipment is carried by Tractor Supply and sold under the well-respected Huskee(TM) brand. The exclusive Huskee(TM) line includes riders, lawn tractors, tillers, push mowers, string trimmers, log splitters and accessories. The Huskee(TM) line-up is merchandised in a center island position in the store and provides excellent visibility to our customer.

         The power equipment promotion was anchored by two promotional themes. The first was "The Yard Assault Squad." This group consisted of specially trained store associates who were ready, willing and able to answer customer questions and determine needs. The horsepower and cut width

                              THE RURAL REVOLUTION

               AFTER DECADES OF DECLINE, THE RURAL POPULATIONS ARE
                  GROWING AT THE FASTEST RATE IN TWENTY YEARS.
     Tractor Supply is the clear leader in supporting this lifestyle niche.

                                    [PHOTO]

                                    [PHOTO]

for any size lawn or terrain was made readily available to customers through pre-campaign training. Special hats and uniform insignia designated the "Squad" members in each store. An entire advertising campaign that included national television, circulars and radio was built around this special team of store associates. The other promotional theme was "George has got himself a new cuttin' horse." Television commercials, radio and life-size store cutouts featured George Strait working a big 20-horsepower Huskee(TM) lawn tractor.

         Overall sales success exceeded expectation. Riding mower volume increased to position Tractor Supply as one of the largest sellers of riders and lawn tractors in the country. This was accomplished at a time when other retailers were reported to have experienced flat or declining sales in the category.

         Plans for 2001 call for continuing this aggressive power equipment program, which not only produces significant sales volume but further diversifies the Tractor Supply customer base, giving us access to non-agricultural customers.

                              THE RURAL REVOLUTION

IN THE PAST SIX YEARS, THE PERCENTAGE OF ADULTS NAMING GARDENING AS A FAVORITE ACTIVITY HAS INCREASED 44%.
Tractor Supply specializes in garden and lawn care with a full selection of tools, seed, fertilizer, sprays and sprayers, lawn and garden tractors, tillers and walk behind mowers.

                                    [PHOTO]

FLORIDA INTRODUCTION

FLORIDA IS JUST ANOTHER PLACE WHERE PEOPLE ARE OUT EVERYDAY GETTING A JOB DONE.

         June 24, 2000 dawned warm and clear in central Florida. For thousands of people it was another day to get a job done. But something occurred on that Saturday that made their lives easier and more convenient.

                                    [PHOTO]

         Ten Tractor Supply Company stores opened simultaneously, which was the largest grand opening event in the Company's history. While many other retailers would have shied away from such aggressive action, we at Tractor Supply saw it as a major opportunity.

                                    [PHOTO]

         By concentrating the opening dates, we were able, for the first time in our history, to use broad based media to support not only our store openings but also a new market entry. Spot television featuring Tractor Supply's legendary spokesperson, George Strait, aired in four Florida television markets. National cable reinforced the fact that "if you live in Florida and have a job to do, your life just got

                                   [GRAPH]

                              THE RURAL REVOLUTION

          TODAY, OVER $5.3 BILLION IS SPENT ANNUALLY BY HOBBY FARMERS.
        Tractor Supply Company offers a diverse selection of merchandise to support the fast growing hobby and part-time segments.

a little easier" because of new Tractor Supply Company stores.

         The openings produced numerous successes for the Company. Opening period sales for all ten stores were significantly above expectations for the first two months. Sales continued strong throughout the first six months with average store sales above Company averages. These successes were, in part, driven by a new merchandise mix and store set uniquely structured for the Florida markets.

                                   [PHOTO]

         The introduction to the Florida market provided the opportunity to measure the impact of spot market television in support of new stores. Pre- and post-opening market research validated the impact of the opening campaigns with significant increases in brand awareness, total advertising awareness and, most importantly, a high degree of satisfaction with the total Tractor Supply shopping experience.

                                    [PHOTO]

         The entire Florida program provided new learning which is being utilized today. The origins of this success were unique in that a special "travel team" was selected from a number of Company departments and sent to Florida with clean slates and no rules. This group was asked to brainstorm each and every aspect of the launch. New store sets, media usage, and merchandise plans all evolved from this "travel team" task approach. It was not only a sales success but it was a concept success as well. We met new challenges with fresh and creative ideas. This kind of initiative will help power our growth in the future. Today, features of the new Florida set are being deployed in all new stores.

                              THE RURAL REVOLUTION

            TODAY, TRUCKS ACCOUNT FOR 48% OF PERSONAL TRANSPORTATION
        OWNERSHIP AND 20% OF PICKUP OWNERS HAVE A TOOLBOX ON THEIR TRUCK. Tractor Supply offers a full line of truck and trailer supplies and is, on a per-store basis, the largest seller of truck toolboxes in America.

CUSTOMER INSIGHT

                                    [PHOTO]

UNDERSTANDING AND SERVING A NEW LIFESTYLE NICHE.

         A significant transformation is taking place in America relative to where people choose to live and the lifestyles they pursue. People are electing to move away from urban areas and constrictive subdivisions to new outer urban areas. Towns that had once been small satellite communities surrounding major cities are now becoming major centers of population and commerce that serve an increasing number of people who are seeking a "place in the country." The call of land and a more rewarding lifestyle are what we now refer to as the "rural revolution." To gain clearer insight into this new consumer environment, we engaged the respected research firm of Yankelovich Partners, Inc. to provide an in-depth profile of our current customer base and give insights into their future wants and needs.

         Only 8% of the Tractor Supply customer base classified themselves as full-time farmers while 47% stated they were part-time or hobby farmers. Of these, almost 60% said they farm for the unique lifestyle and not for the income.

         The clear implication for Tractor Supply is that we are a specialty retailer serving a lifestyle niche. As a reflection of this lifestyle preference, Tractor Supply sales have responded accordingly. In the past three years,

                              THE RURAL REVOLUTION

TODAY, 1.8 MILLION AMERICANS OWN 6.9 MILLION HORSES MAKING A $112 BILLION IMPACT ON THE GNP.
Tractor Supply provides feed, tack, grooming aids, vet supplies, stalls, feed tubs and buckets and hundreds of other items key to horse ownership.

                                   [PHOTO]
those merchandise categories driven by the "rural revolution" have seen the most dramatic increases, such as animal care, tools, gardening, feed, truck and trailer and apparel.

         With the growth of these "rural revolution" categories has come a shift in customer gender mix. Today, more and more women are shopping at Tractor Supply. They come to us for apparel, pet food, horse supplies and tack, vet supplies, gardening items and big ticket purchases such as lawn tractors. Our national advertising campaign has included George Strait assuring women "There's a lot in those Tractor Supply stores for you, too. So just kick those guys aside and walk right in."

         The "rural revolution" has opened up a whole new world of equine ownership that becomes increasingly popular every day. Today, almost 30% of all Tractor Supply customers own a horse. Among part-time farmers, this number reaches 44%. With horse ownership comes repeat customer visits for feed, vet and barn supplies.

                                    [GRAPH]

         Vehicle choice among our customers also reflects the new lifestyle choice. Pickup truck ownership by our customers is twice the national average. Our merchandise positions in truck, trailer, toolbox and aftermarket automotive products are other reasons to expect an increase in frequency of visit in the future.

         The "rural revolution" is not just a term to describe a Tractor Supply business trend. It is a real and powerful shift in American culture. One that is readily evident and growing. One that we are uniquely positioned to serve.

                              THE RURAL REVOLUTION

    AMERICA'S DOG POPULATION IS UP 18% SINCE 1996 TO A TOTAL OF 62.4 MILLION. Tractor Supply offers a full pet and animal care center featuring leading national brands of feeds for dogs, cats, birds, horses and other livestock.
  In addition, pet owners find vet and grooming supplies, pens, cages, housing and training material.

                                   [PHOTO]

FIVE YEARS SELECTED FINANCIAL AND OPERATING HIGHLIGHTS

                                                                             FISCAL YEAR ENDED
                                              ------------------------------------------------------------------------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
                                               DECEMBER 30,      JANUARY 1,     DECEMBER 26,     DECEMBER 27,   DECEMBER 28,
                                                   2000           2000(*)           1998             1997           1996
----------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
  Net Sales                                   $   759,037      $   688,082      $   600,677      $  509,052     $  449,029
  Gross margin                                    200,407          181,251          154,638         131,542        116,651
  Selling, general and
   administrative expenses                        156,535          139,725          120,734         104,661         88,827
  Depreciation and amortization                     9,889            7,311            5,342           4,509          3,385
                                              ----------------------------------------------------------------------------
  Income from operations                           33,983           34,215           28,562          22,372         24,439
  Interest expense, net                             6,387            4,104            3,270           2,439          2,358
                                              ----------------------------------------------------------------------------
  Income before income taxes                       27,596           30,111           25,292          19,933         22,081
  Income tax provision                             11,206           12,237           10,492           8,172          8,845
                                              ----------------------------------------------------------------------------
  Net income                                  $    16,390      $    17,874      $    14,800      $   11,761     $   13,236
                                              ============================================================================
  Net income applicable to
   common stockholders                        $    16,390      $    17,874      $    14,800      $   11,705     $   13,039
                                              ============================================================================
  Net income per share - basic (a)            $      1.87      $      2.04      $      1.69      $     1.34     $     1.50
                                              ============================================================================
  Net income per share - diluted (a)          $      1.87      $      2.02      $      1.68      $     1.34     $     1.49
                                              ============================================================================
OPERATING DATA:
  Gross margin                                       26.4%            26.3%            25.7%           25.8%          26.0%
  Selling, general and
   administrative expenses                           20.6%            20.3%            20.1%           20.5%          19.8%
  Income from operations                              4.5%             5.0%             4.7%            4.4%           5.4%
  Net income                                          2.2%             2.6%             2.5%            2.3%           2.9%
  Number of stores:
  Beginning of year                                   273              243              228             208            185
    New stores                                         35               31               15              22             23
    Closed stores                                      (3)              (1)              --              (2)            --
                                              ----------------------------------------------------------------------------
    End of year                                       305              273              243             228            208
                                              ============================================================================
  Number of relocated stores                            1                1                1               1              4
  Number of remodeled stores (b)                       --               --               --              --             --
  Total selling square footage
   at period end (c)                            3,904,958        3,448,347        3,014,196       2,806,864      2,543,575
  Average sales per store
   (in thousands) (d)                         $     2,603      $     2,682      $     2,542      $    2,300     $    2,238
  Net sales per square foot
   of selling space                           $       204      $       214      $       206      $      187     $      184
  Comparable store sales increase (e)                  .4%             4.4%            10.9%            3.1%           2.5%
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital                             $   133,731      $   117,306      $    95,530      $   82,869     $   65,954
  Total assets                                    332,296          302,630          264,649         224,080        195,582
  Long-term debt, less current portion (f)         62,950           54,683           37,132          31,134         21,166
  Redeemable preferred stock                           --               --               --              --          1,763
  Stockholders' equity                            155,036          138,305          119,976         104,889         92,966
(*)53-week fiscal year

(a) Basic net income per share is calculated based on the weighted average number of common shares outstanding applied to net income applicable to common stockholders. Diluted net income per share is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as prescribed by APB 15.

(b)      Includes remodelings costing more than $150,000.

(c) Total selling square footage includes normal selling space and excludes office, stockroom, receiving space and outside selling space.

(d) Average sales per store is calculated based on the weighted average number of days open in the applicable period.

(e) Comparable store sales increases are calculated on a 52-week basis, excluding relocations, using all stores open at least one year.

(f) Long-term debt includes borrowings under the Company's principal revolving credit agreements, term loan agreements and amounts outstanding under its capital lease obligations, excluding the current portions of each.

TRACTOR SUPPLY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis describes certain factors affecting Tractor Supply Company's (the "Company") results of operations for the three fiscal years ended December 30, 2000 and its liquidity and capital resources. This discussion should be read in conjunction with the financial statements and notes thereto included elsewhere in this Annual Report. The following discussion and analysis also contains certain historical and forward-looking information. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Act"). All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business operations and other such matters are forward-looking statements. To take advantage of the safe harbor provided by the Act, the Company is identifying certain factors that could cause actual results to differ materially from those expressed in any forward-looking statements, whether oral or written, made by or on behalf of the Company.

All phases of the Company's operations are subject to influences outside its control. Any one, or a combination, of these factors could materially affect the results of the Company's operations. These factors include general economic cycles affecting consumer spending, weather factors, operating factors affecting customer satisfaction, consumer debt levels, pricing and other competitive factors, the ability to attract, train and retain highly-qualified associates, the ability to identify suitable locations and negotiate favorable lease agreements on new and relocated stores, the timing and acceptance of new products in the stores, the mix of goods sold, the continued availability of favorable credit sources, capital market conditions, in general, and the seasonality of the Company's business. Forward-looking statements made by or on behalf of the Company are based on a knowledge of its business and the environment in which it operates, but because of the factors listed above, actual results could differ materially from those reflected by any forward-looking statements. Consequently, all of the forward-looking statements made are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business and operations.

The Company's fiscal year ends on the Saturday closest to December 31. Fiscal years 2000 and 1998 consist of 52 weeks, while fiscal year 1999 consists of 53 weeks.

OVERVIEW

Since its founding as a mail order tractor parts business in 1938, the Company has grown to be one of the largest operators of retail farm stores in the United States. The Company supplies the daily farming and maintenance needs of its target customers: hobby, part-time and full-time farmers and ranchers, as well as rural customers, contractors and tradesmen. The Company's stores typically range in size from 12,000 to 14,000 square feet of inside selling space and utilize at least as many square feet of outside selling space. An average store displays a comprehensive selection of over 12,000 different products including farm maintenance products (fencing, tractor parts and accessories, agricultural spraying equipment and tillage parts); animal and pet products (specialty feeds, supplements, medicines, veterinary supplies and livestock feeders); general maintenance products (air compressors, welders, generators, pumps, plumbing and tools); lawn and garden products (riding mowers, tillers and fertilizers); light truck equipment; and work clothing. The stores are located in rural communities and in the outlying areas of large cities where farming is a significant factor in the local economy. The Company does not sell large tractors, combines, bulk chemicals or bulk fertilizers.

Over the past seven fiscal years since the Company's initial public offering in February 1994 (the "Offering"), the Company has opened 159 new retail farm stores: 13 in fiscal 1994, 20 in fiscal 1995, 23 in fiscal 1996, 22 in fiscal 1997, 15 in fiscal 1998, 31 in fiscal 1999, and 35 in fiscal 2000. These new stores have increased the Company's market presence in the Southwest, primarily in Texas, and in the Southeast, primarily in Tennessee, Kentucky, North Carolina and Florida. This expansion brings the Company's total store count to 305 (in 28 states) as of December 30, 2000. The Company plans to open 25 stores in fiscal 2001, approximately 11 of which are scheduled to open in the first quarter of fiscal 2001, 25 in fiscal 2002 and additional stores thereafter. In total over the past seven fiscal years since the Offering, the Company has opened, relocated or remodeled 182 stores.

TRACTOR SUPPLY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Between fiscal year 1994 and fiscal year 2000, net sales increased from $330.0 million to $759.0 million and net income increased from $11.3 million to $16.4 million, reflecting a six-year compound annual growth rate of 14.9% and 6.5%, respectively. The Company generated these growth rates primarily from increases in comparable store sales and through new store openings and relocations of existing stores. Comparable stores sales increased .4%, 4.4% and 10.9% in fiscal 2000, 1999 and 1998, respectively. Since 1994, the 137 new or relocated stores that have been open more than one year have generated average net sales that are approximately 15.4% per annum greater than those of existing stores.

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

The Company's unaudited quarterly operating results for each fiscal quarter of 2000 and 1999 are shown below (dollars in thousands, except per share amounts):

                                         FIRST       SECOND      THIRD       FOURTH
                                        QUARTER      QUARTER     QUARTER     QUARTER      TOTAL
-------------------------------------------------------------------------------------------------
2000
  Net sales                            $ 147,482     $232,341    $175,478    $203,736    $759,037
  Gross margin                            37,604       61,585      45,117      56,101     200,407
  Income (loss) from operations             (338)      19,062       3,619      11,640      33,983
  Net income (loss)                         (975)      10,546       1,123       5,696      16,390
  Net income (loss) per share - basic       (.11)        1.20         .13         .65        1.87
  Net income (loss) per share -
   assuming dilution                        (.11)        1.20         .13         .65        1.87

1999
  Net sales                            $ 125,647     $214,124    $160,214    $188,097    $688,082
  Gross margin                            32,192       55,519      41,623      51,917     181,251
  Income (loss) from operations           (1,131)      17,811       5,624      11,911      34,215
  Net income (loss)                       (1,140)      10,125       2,647       6,242      17,874
  Net income (loss) per share - basic       (.13)        1.16         .30         .71        2.04
  Net income (loss) per share -
   assuming dilution                        (.13)        1.14         .30         .71        2.02

TRACTOR SUPPLY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items in the Company's Statements of Income expressed as a percentage of net sales:

                                                          FISCAL YEAR ENDED
                                -------------------------------------------------------------------------
                                DECEMBER 30,   JANUARY 1,    DECEMBER 26,   DECEMBER 27,  DECEMBER 28,
                                    2000          2000           1998           1997          1996
---------------------------------------------------------------------------------------------------------
Net sales                          100.0%        100.0%         100.0%         100.0%        100.0%
Cost of merchandise sold            73.6          73.7           74.3           74.2          74.0
                                   ----------------------------------------------------------------------
Gross margin                        26.4          26.3           25.7           25.8          26.0
Selling, general and
 administrative expenses            20.6          20.3           20.1           20.5          19.8
Depreciation and amortization        1.3           1.0            0.9            0.9           0.8
                                   ----------------------------------------------------------------------
Income from operations               4.5           5.0            4.7            4.4           5.4
Interest expense, net                 .8            .6            0.5            0.5           0.5
                                   ----------------------------------------------------------------------
Income before income taxes           3.7           4.4            4.2            3.9           4.9
Income tax provision                 1.5           1.8            1.7            1.6           2.0
                                   ----------------------------------------------------------------------
Net income                           2.2%          2.6%           2.5%           2.3%          2.9%
                                   ======================================================================

FISCAL 2000 COMPARED TO FISCAL 1999

Net sales increased 10.3% to $759.0 million in fiscal 2000 from $688.1 million in fiscal 1999. This increase resulted primarily from new store openings and relocations, and, to a lesser extent, a comparable store sales increase of .4% (calculated on a 52-week basis, excluding relocations, using all stores open at least one year), while impacted by the inclusion of an additional week of operations in fiscal 1999 (due to the Company's fiscal year-end policy). Comparable store sales performance was significantly affected by the sale of generators and other Y2K-related products in fiscal 1999. The Company substantially mitigated this impact through the successful promotion of special purchase merchandise selected for the maintenance needs of core customers. Also, the Company benefited from favorable cold weather in November and December which prompted improved sales of winter workwear and heating products. Excluding the effect of generator and other Y2K-related sales, comparable store sales increased 2.9% over fiscal 1999. The Company opened 35 new stores, closed 3 stores and relocated one store in fiscal 2000. The Company opened 31 new stores, closed one store and relocated one store in fiscal 1999. At December 30, 2000, the Company operated 305 retail farm stores versus 273 stores at the end of the prior fiscal year.

In fiscal 2001, the Company plans to upgrade and improve its existing stores including the relocation of 3 to 6 stores and major remodeling of 3 to 5 stores. The Company expects to open 25 new stores in fiscal 2001.

The gross margin rate increased .1 percentage point to 26.4% of sales in fiscal 2000 from 26.3% in fiscal 1999. In 1999, the Company experienced a significant change in the year-end mix of certain inventory items and achieved lower purchase costs for other inventory items. These factors contributed to a reduction in the expected LIFO provision and had the effect of increasing the 1999 gross margin rate by .3 percentage point. Exclusive of the favorable LIFO effect in 1999, the year 2000 gross margin improvement of .4% resulted from a reduction in product costs achieved through detailed product line reviews as well as improved product assortments accomplished through significant remerchandising efforts.

TRACTOR SUPPLY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As a percent of sales, selling, general and administrative expenses increased .3 percentage point to 20.6% for fiscal 2000 from 20.3% for fiscal 1999. On an absolute basis, selling, general and administrative expenses increased 12.0% to $156.5 million for fiscal 2000 from $139.7 million in fiscal 1999. The increase in expenses on a percentage-of-sales basis is primarily a result of costs associated with new stores as well as the leverage loss attributable to the lower than anticipated comparable store sales performance. The increase in absolute dollars is primarily due to costs associated with new store openings (new stores have considerably higher occupancy costs, primarily rent, than the existing store base), as well as increased costs associated with the Company's expanded infrastructure (primarily larger distribution facilities and store support service capacity). These increases were offset, to some extent, by lower incentive accruals, one less week of operating expenses (fiscal 2000 reflects 52 weeks of operations compared to fiscal 1999 which is comprised of 53 weeks) and a non-recurring expense of approximately $1 million in fiscal 1999 relating to the Company's relocation of two of its distribution centers.

During fiscal 2000, the Company continued its major media advertising program which includes a national television campaign featuring a celebrity spokesperson, significantly expanded use of radio promotions and increased print advertising. This program is partially funded each year through the support of the Company's vendor partners.

Depreciation and amortization expense increased 35.3% over the prior year due mainly to costs associated with new and relocated stores and increased investment in infrastructure (mainly the merchandise and warehouse management system).

Net interest expense increased 55.6% in fiscal 2000 from fiscal 1999. The increase in interest expense reflects additional borrowings under the senior credit facility to fund the Company's growth and expansion plans, resulting in a higher average outstanding debt balance in fiscal 2000 compared to fiscal 1999.

The Company's effective tax rate remained unchanged at 40.6% for both fiscal 2000 and fiscal 1999.

As a result of the foregoing factors, net income decreased 8.3% to $16.4 million in fiscal 2000 from $17.9 million in fiscal 1999. As a percent of sales, net income decreased .4 percentage point to 2.2% of sales in fiscal 2000 from 2.6% of sales in fiscal 1999.

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

The gross margin rate increased .6 percentage point to 26.3% of sales in fiscal 1999 from 25.7% in fiscal 1998. This increase is primarily due to remerchandising efforts and better product assortments, as well as lower costs from increased buying leverage through vendor consolidation. Also, in 1999, the Company experienced a significant change in the year-end mix of certain inventory items and achieved a lower purchase cost for other inventory items. These factors contributed to a reduction in the expected LIFO provision and had the effect of increasing the gross margin rate by .3 percentage point.

TRACTOR SUPPLY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


As a percent of sales, selling, general and administrative expenses increased
 .2 percentage point to 20.3% for fiscal 1999 from 20.1% for fiscal 1998. On an absolute basis, selling, general and administrative expenses increased 15.7% to $139.7 million for fiscal 1999 from $120.7 million in fiscal 1998. The increase in expenses on a percentage-of-sales basis is primarily as a result of costs associated with new stores, the incremental costs of certain planned infrastructure investments as well as the leverage loss attributable to the lower than anticipated comparable store sales performance. The increase in absolute dollars is primarily due to costs associated with new store openings (new stores have considerably higher occupancy costs, primarily rent, than the existing store base), as well as an additional week of operating expenses (fiscal 1999 reflects 53 weeks of operations compared to fiscal 1998 which is comprised of 52 weeks) and a non-recurring expense of approximately $1 million relating to the Company's relocation of two of its distribution centers.

During fiscal 1998, the Company began an annual major media advertising program which includes a national television campaign featuring a celebrity spokesperson, significantly expanded use of radio promotions and increased print advertising. This program is partially funded each year through the support of the Company's vendor partners.

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

The Company's effective tax rate decreased .9 percentage point to 40.6% in fiscal 1999 from 41.5% in fiscal 1998 primarily due to a lower effective state income tax rate in fiscal 1999.

As a result of the foregoing factors, net income increased 20.8% to $17.9 million in fiscal 1999 from $14.8 million in fiscal 1998. As a percent of sales, net income increased .1 percentage point to 2.6% of sales in fiscal 1999 from 2.5% of sales in fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

In addition to normal operating expenses, the Company's primary ongoing cash requirements are those necessary for the Company's expansion, remodeling and relocation programs, including inventory purchases and capital expenditures. The Company's primary ongoing sources of liquidity are funds provided from operations, commitments available under its credit agreements and short-term trade credit. The Company's inventory and accounts payable levels typically build in the first and again in the third fiscal quarters in anticipation of the spring and fall selling seasons.

At December 30, 2000, the Company's inventories had increased $15.2 million to $222.5 million from $207.3 million at January 1, 2000. This increase was primarily attributable to additional inventory for new stores and planned inventory increases in seasonal product lines, offset, to some extent, by improvements in inventory management achieved through an enhanced replenishment system (a 3.8% reduction in average inventory per store compared to January 1, 2000). Short-term trade credit, which represents a source of financing for inventory, increased $10.5 million to $70.3 million at December 30, 2000 from $59.8 million at January 1, 2000. Trade credit arises from the Company's vendors granting extended payment terms for inventory purchases. Payment terms vary from 30 days to 180 days depending on the inventory product.

TRACTOR SUPPLY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


At December 30, 2000, the Company had working capital of $133.7 million, which represented a $16.4 million increase from January 1, 2000. This increase resulted primarily from an increase in inventory (attributable mainly to the factors described above) without a corresponding increase in accounts payable, an increase in prepaid expenses (mainly construction-in-progress costs pertaining to planned sale/leaseback transactions respecting certain 2000 and 2001 new stores), an increase in cash and cash equivalents, a decrease in income taxes payable and a decrease in current deferred income taxes. At January 1, 2000, the Company had working capital of $117.3 million, which represented a $21.8 million increase from December 26, 1998. This increase resulted primarily from an increase in inventory (primarily attributable to additional inventory for new stores, planned inventory increases in seasonal product lines, as well as unplanned inventory increases in certain basic goods and other seasonal product lines) without a corresponding increase in accounts payable, offset, in part, by an increase in accrued expenses (mainly incremental costs relating to new stores) and a decrease in cash and cash equivalents.

In November 2000, the Company entered into a three-year unsecured senior revolving credit facility with Bank of America, N.A., as agent for a lender group, (the "Senior Credit Facility") whereby the Company may borrow up to $125 million. This credit facility was used to refinance all outstanding indebtedness under the existing revolving credit agreement. (The Company amended its then existing credit agreement in March 1998 and again in November 1999 to increase the maximum total commitments to $60 million and $75 million, respectively.). At December 30, 2000, the Company had $50.0 million of borrowings outstanding under the Senior Credit Facility. The Company expects to continue borrowing amounts under the Senior Credit Facility from time to time to fund its growth and expansion programs and as a source of seasonal working capital.

In June 1998, the Company entered into a new unsecured loan agreement (the "Loan Agreement") and term note (the "Term Note") pursuant to which the Company borrowed $15 million. In November 2000, in connection with the closing of the Senior Credit Facility, the Company amended the Loan Agreement and Term Note. The terms of the agreement were amended to provide that the existing indebtedness would both mature and bear interest under the same provision as that in the Senior Credit Facility and the restrictive covenants would be modified to be the same as those in the Senior Credit Facility.

Operations provided net cash of $10.2 million in fiscal 2000, used net cash of $7.7 million in fiscal 1999 and provided net cash of $15.5 million in fiscal 1998. The generation of cash in fiscal 2000 resulted primarily from net income offset, in part, by inventories increasing at a faster rate than accounts payable compared to the prior year. The cash used in fiscal 1999 resulted primarily from inventories increasing at a faster rate than accounts payable compared to the prior year, offset, in part, by an increase in net income and an increase in accrued expenses (mainly incremental costs relating to new stores).

Cash used in investing activities of $16.7 million, $19.6 million and $14.3 million for fiscal 2000, 1999 and 1998, respectively, resulted primarily from capital expenditures for new, relocated and remodeled stores and for new merchandise and warehouse management systems (in 1998 and, to a lesser extent, in 1999), partially offset by proceeds from the sale of certain properties (primarily land and buildings).

Financing activities in fiscal 2000 provided $8.7 million in cash which represented a $7.4 million decrease from the $16.1 million in cash provided in fiscal 1999. This decrease resulted primarily from net borrowings of $11.9 million under the revolving credit agreement in fiscal 2000 compared to net borrowings of approximately $19.1 million in fiscal 1999. Financing activities in fiscal 1999 provided $16.1 million in cash which represented a $7.6 million increase over the $8.5 million in cash provided in fiscal 1998. This increase resulted primarily from borrowings of $19.1 million under the revolving credit agreement in fiscal 1999 compared to net repayments of approximately $4.4 million in 1998 and borrowings of $15.0 million under the Loan Agreement in fiscal 1998 offset, in part, by scheduled repayments under the Term Note, long-term debt and capital lease obligations totaling approximately $3.5 million in fiscal 1999 versus approximately $2.4 million in fiscal 1998.

The Company's capital additions were $17.4 million, $20.4 million and $14.5 million in fiscal 2000, 1999 and 1998, respectively. The majority of the capital additions were for store fixtures, equipment and leasehold improvements for new stores and remodeling of existing stores as well as the merchandise and warehouse management systems. The Company expects that its capital expenditures for fiscal 2001 will be approximately $17.0 million to $19.0 million, consisting primarily of leasehold improvements and, to a lesser extent, fixtures and equipment, assuming successful

TRACTOR SUPPLY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


implementation of its growth strategy through approximately 25 planned new store openings, three to six relocations and three to five remodels. However, the Company cannot predict with certainty the amount of such expenditures because such new stores may be constructed, leased or acquired from others. The estimated cash required to open a new store is approximately $.8 to $1.0 million, the majority of which is for the initial acquisition of inventory and capital expenditures, principally leasehold improvements, fixtures and equipment, and the balance of which is for store opening expenses.

The Company believes that its cash flow from operations, borrowings available under the Senior Credit Facility and short-term trade credit will be sufficient to fund the Company's operations and its capital expenditure plans, including store openings and renovations, over the next several years.

Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe its sales or results of operations have been materially affected by inflation. The Company has been successful, in many cases, in reducing or mitigating the effects of inflation principally by taking advantage of vendor incentive programs, economies of scale from increased volume of purchases and selective buying from the most competitive vendors without sacrificing quality.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which deferred implementation of SFAS 133 by one year. Consequently, SFAS 133 will be effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

SFAS 133 requires all derivatives to be carried on the balance sheet at fair value. Changes in the fair value of derivatives must be recognized in the Company's Statements of Income when they occur; however, there is an exception for derivatives that qualify as hedges as defined by SFAS 133. If a derivative qualifies as a hedge, a company can elect to use "hedge accounting" to eliminate or reduce the income statement volatility that would arise from reporting changes in a derivative's fair value. Adoption of SFAS 133 is not expected to materially impact the Company's reported financial results.


REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
  Stockholders of Tractor Supply Company

In our opinion, the accompanying balance sheets and the related statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Tractor Supply Company at December 30, 2000 and January 1, 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United
States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/  PricewaterhouseCoopers LLP

Nashville, Tennessee
January 24, 2001

TRACTOR SUPPLY COMPANY STATEMENTS OF INCOME
                   (in thousands, except per share amounts)

                                                            FOR THE FISCAL YEAR ENDED
                                                  -------------------------------------------
                                                  DECEMBER 30,     JANUARY 1,     DECEMBER 26,
                                                      2000            2000            1998
---------------------------------------------------------------------------------------------
Net sales                                           $759,037        $688,082        $600,677
Cost of merchandise sold                             558,630         506,831         446,039
                                                  -------------------------------------------
  Gross profit                                       200,407         181,251         154,638
Selling, general and administrative expenses         156,535         139,725         120,734
Depreciation and amortization                          9,889           7,311           5,342
                                                  -------------------------------------------
  Income from operations                              33,983          34,215          28,562
Interest expense, net                                  6,387           4,104           3,270
                                                  -------------------------------------------
  Income before income taxes                          27,596          30,111          25,292
Income tax provision                                  11,206          12,237          10,492
                                                  -------------------------------------------
  Net income                                        $ 16,390        $ 17,874        $ 14,800
                                                  ===========================================
  Net income per share - basic                      $   1.87        $   2.04        $   1.69
                                                  ===========================================
  Net income per share - assuming dilution          $   1.87        $   2.02        $   1.68
                                                  ===========================================


         The accompanying notes are an integral part of this statement.

TRACTOR SUPPLY COMPANY BALANCE SHEETS
                      (in thousands, except share amounts)

                                                                                                   FOR THE FISCAL YEAR ENDED
                                                                                                  ----------------------------
                                                                                                  DECEMBER 30,      JANUARY 1,
                                                                                                     2000              2000
------------------------------------------------------------------------------------------------------------------------------
  ASSETS
   Current assets:
     Cash and cash equivalents                                                                    $    9,145        $    6,991
     Accounts receivable, net                                                                          7,683             6,765
     Inventories                                                                                     222,535           207,325
     Prepaid expenses                                                                                  7,870             4,845
                                                                                                  ----------------------------
        Total current assets                                                                         247,233           225,926
                                                                                                  ----------------------------
   Land                                                                                                6,449             6,449
   Buildings and improvements                                                                         67,985            58,135
   Machinery and equipment                                                                            49,304            39,885
   Construction in progress                                                                            1,605             4,514
                                                                                                  ----------------------------
                                                                                                     125,343           108,983
   Accumulated depreciation and amortization                                                         (44,855)          (35,270)
                                                                                                  ----------------------------
     Property and equipment, net                                                                      80,488            73,713
                                                                                                  ----------------------------
   Deferred income taxes                                                                               1,112               999
   Other assets                                                                                        3,463             1,992
                                                                                                  ----------------------------
        Total assets                                                                              $  332,296        $  302,630
                                                                                                  ============================

LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
     Accounts payable                                                                             $   70,294        $   59,764
     Accrued expenses                                                                                 33,929            34,037
     Current maturities of long-term debt                                                              3,145             3,048
     Current portion of capital lease obligations                                                        279               279
     Income taxes currently payable                                                                    1,643             4,135
     Deferred income taxes                                                                             4,212             7,357
                                                                                                  ----------------------------
        Total current liabilities                                                                    113,502           108,620
                                                                                                  ----------------------------
   Revolving credit loan                                                                              50,007            38,126
   Term loan                                                                                           7,679             9,821
   Other long-term debt                                                                                2,452             3,456
   Capital lease obligations                                                                           2,812             3,280
   Other long-term liabilities                                                                           453               487
   Excess of fair value of assets acquired over cost less accumulated
     amortization of $3,235 and $3,055, respectively                                                     355               535
   Commitments (Note 5)
   Stockholders' equity:
     Common stock, 100,000,000 shares authorized; $.008 par value;
      8,792,527 and 8,769,106 shares issued and outstanding in 2000
      and 1999, respectively                                                                              70                70
     Additional paid-in capital                                                                       43,009            42,668
     Retained earnings                                                                               111,957            95,567
                                                                                                  ----------------------------
        Total stockholders' equity                                                                   155,036           138,305
                                                                                                  ----------------------------
        Total liabilities and stockholders' equity                                                $  332,296        $  302,630
                                                                                                  ============================

         The accompanying notes are an integral part of this statement.

TRACTOR SUPPLY COMPANY STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (in thousands)

                                                                             ADDITIONAL                     TOTAL
                                                                   COMMON      PAID-IN      RETAINED     STOCKHOLDERS'
                                                                   STOCK       CAPITAL      EARNINGS       EQUITY
----------------------------------------------------------------------------------------------------------------------
Stockholders' equity at December 27, 1997                         $    70     $ 41,926     $  62,893     $ 104,889
  Issuance of common stock under employee
   stock purchase plan (16,887 shares)                                             287                         287
  Net income                                                                                  14,800        14,800
                                                                 -----------------------------------------------------

Stockholders' equity at December 26, 1998                              70       42,213        77,693       119,976
  Issuance of common stock under employee
   stock purchase plan (13,752 shares)                                             298                         298
  Exercise of stock options (7,249 shares)                                         157                         157
  Net income                                                                                  17,874        17,874
                                                                 -----------------------------------------------------

Stockholders' equity at January 1, 2000                                70       42,668        95,567       138,305
  Issuance of common stock under employee
   stock purchase plan (23,421 shares)                                             341                         341
  Net income                                                                                  16,390        16,390
                                                                 -----------------------------------------------------

Stockholders' equity at December 30, 2000                         $    70     $ 43,009     $ 111,957     $ 155,036
                                                                 =====================================================

         The accompanying notes are an integral part of this statement.

TRACTOR SUPPLY COMPANY STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                      FOR THE FISCAL YEAR ENDED
                                                                            --------------------------------------------
                                                                            DECEMBER 30,      JANUARY 1,     DECEMBER 26,
                                                                                2000             2000           1998
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                  $ 16,390         $ 17,874       $ 14,800
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
   Depreciation and amortization                                                 9,889            7,311          5,342
   Loss (gain) on disposition of property and equipment                           (241)            (104)         1,353
   Deferred income taxes                                                        (3,258)            (180)        (1,816)
   Change in assets and liabilities:
     Accounts receivable                                                          (918)          (1,187)          (398)
     Inventory                                                                 (15,210)         (35,576)       (20,000)
     Prepaid expenses                                                           (3,025)           1,456         (2,100)
     Accounts payable                                                           10,530           (1,136)         8,192
     Accrued expenses                                                             (108)           4,427          8,422
     Income taxes currently payable                                             (2,492)               1          1,824
     Other                                                                      (1,384)            (605)          (131)
                                                                            ---------------------------------------------
  Net cash provided by (used in) operating activities                           10,173           (7,719)        15,488
                                                                            ---------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                                         (17,358)         (20,368)       (14,505)
  Proceeds from sale of property and equipment                                     634              816            233
                                                                            ---------------------------------------------
  Net cash used in investing activities                                        (16,724)         (19,552)       (14,272)
                                                                            ---------------------------------------------
Cash flows from financing activities:
  Net borrowings (repayment) under revolving credit agreement                   11,881           19,126         (4,419)
  Borrowings under term loan agreement                                              --               --         15,000
  Repayments under term loan agreement                                          (2,142)          (1,965)          (893)
  Principal payments under capital lease obligations                              (468)            (560)          (731)
  Repayments of long-term debt                                                    (907)            (995)          (736)
  Net proceeds from issuance of common stock                                       341              455            287
                                                                            ---------------------------------------------
  Net cash provided by financing activities                                      8,705           16,061          8,508
                                                                            ---------------------------------------------
Net increase (decrease) in cash                                                  2,154          (11,210)         9,724
Cash and cash equivalents at beginning of year                                   6,991           18,201          8,477
                                                                            ---------------------------------------------
Cash and cash equivalents at end of year                                      $  9,145         $  6,991       $ 18,201
                                                                            =============================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION (NOTE 1):
  Cash paid during the year for:
   Interest                                                                   $  6,423         $  4,026       $  3,231
   Income taxes                                                                 16,324           12,937         10,310
  Non-cash investing and financing activities:
   Capital lease-buildings                                                          --            1,581             --

TRACTOR SUPPLY COMPANY  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF BUSINESS

Tractor Supply Company is a specialty retailer which supplies the daily farm and ranch maintenance needs of its target customers: hobby, part-time and full-time farmers and ranchers, as well as suburban customers, contractors and tradesmen. The Company, which was founded in 1938, operated 305 retail farm stores in 28 states as of December 30, 2000.

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to December 31. Fiscal years 2000 and 1998 consist of 52 weeks, while fiscal year 1999 consists of 53 weeks.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles inherently requires estimates and assumptions by management that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company recognizes revenue at the time of customer purchase.

CASH FLOWS

The Company considers temporary cash investments, with an original maturity of three months or less, to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has cash and cash equivalents, short-term trade receivables and payables and long-term debt instruments, including capital leases. The carrying values of cash and cash equivalents, trade receivables and trade payables equal current fair value. The terms of the Company's revolving credit agreement and term loan agreement include variable interest rates, which approximate current market rates. The Company's fixed rate debt has an approximate current value of $3.6 million, bearing interest at 10.32% which is above current rates available; however, the related debt agreement includes certain pre-payment penalties which make refinancing uneconomical (Notes 2, 3 and 4).

INTEREST RATE SWAP AGREEMENT

The Company has entered into an interest rate swap agreement as a means of managing its interest rate exposure. This agreement has the effect of converting certain of the Company's variable rate obligations to fixed rate obligations. Net amounts paid or received are reflected as adjustments to interest expense. The fair value of the swap agreement is not recognized in the financial statements, since it is accounted for as a hedge.

INVENTORIES

Inventories, which consist primarily of farm maintenance and animal and pet products, general maintenance products, lawn and garden products, light truck equipment and work clothing are stated at cost, which is less than market value, with cost being determined on the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method of accounting for inventory had been used, inventories would have been approximately $5,056,000 and $4,680,000 higher than reported at December 30, 2000 and January 1, 2000, respectively.

FREIGHT COSTS

The Company incurs various types of transportation and delivery costs in connection with inventory purchases and distribution. Such costs are included as a component of the overall cost of merchandise when sold.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. An impairment is recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. Accordingly, when the Company commits to relocate or close a store, the estimated unrecoverable costs are charged to operating expenses. Such costs include the estimated loss on the sale of land and buildings, the book value of abandoned fixtures, equipment and leasehold improvements, and a provision for the present value of future lease obligations, less estimated sub-lease income.

TRACTOR SUPPLY COMPANY  NOTES TO FINANCIAL STATEMENTS

PROPERTY AND EQUIPMENT

The Company owns the land and buildings for 69 of its stores. Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. The Company's buildings, furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are amortized using the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter. The Company's property and equipment is depreciated using the following estimated useful lives:


                                                                 Life
                                                             -----------
         Buildings                                           30-35 years
         Leasehold improvements                               5-15 years
         Furniture fixture and equipment                      5-10 years
         Computer software                                     3-5 years

STORE OPENING COSTS

Non-capital expenditures incurred in connection with opening new stores are expensed as incurred.

ADVERTISING COSTS

Advertising costs consist of expenses incurred in connection with newspaper circulars, television and radio, as well as newspaper advertisements and other promotions. Expenses incurred are charged to operations at the time the related advertising first takes place. Advertising expenses exclusive of vendor-provided funding for fiscal 2000, 1999 and 1998 were approximately $8,063,000, $8,806,000, and, $9,239,000, respectively.

INCOME TAXES

The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be recovered or settled.

EXCESS OF FAIR VALUE OF ASSETS ACQUIRED OVER COST

On December 26, 1982, the Company began operations with the acquisition of certain assets and assumption of certain obligations. The unallocated excess of fair value of assets acquired over cost was approximately $3,590,000 and is being amortized over 20 years on a straight-line basis.

STOCK-BASED COMPENSATION PLANS

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," encourages the use of a fair-value-based method of accounting. As allowed by SFAS 123, the Company has elected to account for its stock-based compensation plans under the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25
("APB No. 25"), "Accounting for Stock Issued to Employees." Under APB No. 25, compensation expense would be recorded on the date of grant if the current market price of the underlying stock exceeded the exercise price. The Company has adopted the disclosure requirements of SFAS 123.

NET INCOME PER SHARE

Statement of Financial Accounting Standards No. 128 - Earnings per Share
("SFAS 128") requires companies with complex capital structures that have publicly held common stock or common stock equivalents to present both basic and diluted earning per share ("EPS") on the face of the income statement. As provided by SFAS 128, basic EPS is calculated as income available to common stockholders divided by the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as prescribed by APB 15 (Note 8).

TRACTOR SUPPLY COMPANY  NOTES TO FINANCIAL STATEMENTS

NOTE 2 - REVOLVING CREDIT AGREEMENT:

In November 2000, the Company entered into a three-year unsecured senior revolving credit facility with Bank of America, N.A., as agent for a lender group, (the "Senior Credit Facility") whereby the Company may borrow up to $125 million. This credit facility was used to refinance all outstanding indebtedness under the existing revolving credit agreement. All borrowings under the Senior Credit Facility bear interest, at the Company's option at either the base rate of the agent (9.50% at December 30, 2000) or the LIBOR rate (6.40% at December 30, 2000) plus an additional amount ranging from .75% to 1.5%, adjusted quarterly based on Company performance (1.25% at December 30, 2000) per annum. The Company is also required to pay, quarterly in arrears, a commitment fee ranging from .20% to .35% per annum, adjusted quarterly based on Company performance, on the average daily unused portion of the credit line. There are no compensating balance requirements associated with the Credit Facility.

The Senior Credit Facility contains certain restrictions regarding additional indebtedness; capital expenditures; business operations; guarantees; investments; mergers, consolidations and sales of assets; transactions with subsidiaries or affiliates; and liens. In addition, the Company must comply with certain quarterly restrictions (based on a rolling four-quarters basis) regarding net worth, leverage ratio, fixed charge coverage and current ratio requirements. The Company was in compliance with all covenants at December 30, 2000.

In November 1999, the Company entered into an amendment (the "Third Amendment") to its revolving credit agreement, whereby the Company (i) increased the maximum total commitments available thereunder from $60 million to $75 million. There were no changes to any of the other material terms and conditions of the revolving credit agreement as a result of the Third Amendment.

In March 1998, the Company entered into an amendment (the "Second Amendment") to its revolving credit agreement whereby the Company (i) increased the maximum total commitments available thereunder from $45 million to $60 million and
(ii) extended the expiration date of the revolving credit agreement from August 31, 1999 to August 31, 2002 (the date upon which any remaining borrowings must be repaid). There were no changes to any of the other material terms and conditions of the revolving credit agreement as a result of the Second Amendment, provided, however, that the financial covenants must be tested quarterly as of the end of each fiscal quarter, based on a rolling four-quarters basis, rather than at the end of each fiscal year.

NOTE 3 - TERM LOAN AGREEMENT:

In June 1998, the Company entered into a new loan agreement (the "Loan Agreement") and term note (the "Term Note") pursuant to which the Company borrowed $15 million. The Term Note bears interest at the rate of 6.75% per annum until its maturity in June 2005. The Term Note requires monthly payments equal to $178,572, plus accrued interest, through June 2005. There are no compensating balance requirements associated with the Loan Agreement. The Loan Agreement is unsecured. In November 2000, in connection with the closing of the Senior Credit Facility, the Company amended the Loan Agreement and Term Note. The terms of the agreement were amended to provide that the existing indebtedness would both mature and bear interest under the same provision as that in the Senior Credit Facility and the restrictive covenants would be modified to be the same as those in the Senior Credit Facility (Note 2). The Company was in compliance with all covenants at December 30, 2000.

NOTE 4 - OTHER LONG-TERM DEBT:

Other long-term debt consists of the following (in thousands):

                                                DECEMBER 30,        JANUARY 1,
                                                    2000               2000
------------------------------------------------------------------------------
         Mortgage Notes                            $ 3,456           $ 4,361
         Less: current maturities                   (1,004)             (905)
                                                   -------           -------
                                                   $ 2,452           $ 3,456
                                                   =======           =======

TRACTOR SUPPLY COMPANY  NOTES TO FINANCIAL STATEMENTS

In April 1988, the Company issued notes (the "Mortgage Notes") pursuant to a Note Agreement which was amended in April 1991, February 1992 and July 1993 (the "Mortgage Loan Agreement"). The Mortgage Notes bear interest at a minimum 10.32% rate until their maturity in January 2004. The Mortgage Notes require monthly payments, including interest, of approximately $109,000 through January 2004.

The Mortgage Loan Agreement is secured by first mortgages on certain of the Company's existing properties. The Mortgage Loan Agreement contains certain restrictions regarding sales of assets, mergers, consolidations, investments, sales or discounting of receivables, operating leases and, unless the Company satisfies certain net income, indebtedness and tangible net worth tests, cash dividends on and redemptions of capital stock. In addition, the Company must comply with certain restrictions regarding tangible net worth, working capital, funded debt, ratios of indebtedness to capitalization, FIFO inventory to current debt, interest coverage, fixed charge coverage, earnings coverage and current ratio requirements. The Company was in compliance with all covenants at December 30, 2000.

The combined aggregate maturities of the Mortgage Notes are as follows (in thousands):

                        2001             $1,004
                        2002              1,111
                        2003              1,232
                        2004                109

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

Total rent expense for fiscal 2000, 1999 and 1998 was approximately $31,620,000, $25,453,000, and $22,811,000, respectively.

Future minimum payments, by year and in the aggregate, under leases with initial or remaining terms of one year or more consist of the following (in thousands):

                                                                 CAPITAL             OPERATING
                                                                  LEASES               LEASES
----------------------------------------------------------------------------------------------
         2001                                                    $   581             $  29,433
         2002                                                        581                26,627
         2003                                                        579                25,380
         2004                                                        536                23,888
         2005                                                        497                22,998
         Thereafter                                                3,857               120,420
                                                                 -----------------------------
         Total minimum lease payments                              6,631             $ 248,746
         Amount representing interest                             (3,540)            =========
                                                                 -------
         Present values of net minimum lease payments              3,091
         Less: current portion                                      (279)
                                                                 -------
         Long-term capital lease obligations                     $ 2,812
                                                                 =======

TRACTOR SUPPLY COMPANY  NOTES TO FINANCIAL STATEMENTS

NOTE 8 - INCOME TAXES:

The provision for income taxes consists of the following (in thousands):

                                                               2000                 1999                 1998
----------------------------------------------------------------------------------------------------------------
         Current tax expense:
            Federal                                          $ 11,200             $  9,774             $ 10,111
            State                                               3,264                2,643                2,197
                                                             --------------------------------------------------
            Total current                                      14,464               12,417               12,308
                                                             --------------------------------------------------
         Deferred tax expense:
            Federal                                            (2,337)                (172)              (1,671)
            State                                                (921)                  (8)                (145)
                                                             --------------------------------------------------
            Total deferred                                     (3,258)                (180)              (1,816)
                                                             --------------------------------------------------
         Total provision                                     $ 11,206             $ 12,237             $ 10,492
                                                             ==================================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                                    DECEMBER 30,          JANUARY 1,
                                                                                        2000                 2000
--------------------------------------------------------------------------------------------------------------------
         Current tax assets:
            Inventory valuation                                                       $  4,288            $  5,647
            Other                                                                        2,779               2,081
                                                                                      ----------------------------
                                                                                         7,067               7,728
                                                                                      ----------------------------
         Current tax liabilities:
            Inventory basis difference                                                  10,565              14,230
            Other                                                                          714                 855
                                                                                      ----------------------------
                                                                                        11,279              15,085
                                                                                      ----------------------------
         Net current tax liabilities                                                  $  4,212            $  7,357
                                                                                      ============================
         Non-current tax assets:
            Capital lease obligation basis difference                                 $  1,368            $  1,338
            Fixed assets basis difference                                                  170                 274
            Other                                                                        2,317               1,907
                                                                                      ----------------------------
                                                                                         3,855               3,519
                                                                                      ----------------------------
         Non-current tax liabilities:
            Depreciation                                                                 1,868               1,569
            Capital lease assets basis difference                                          875                 951
                                                                                      ----------------------------
                                                                                         2,743               2,520
                                                                                      ----------------------------
         Net non-current tax assets                                                   $  1,112            $    999
                                                                                      ============================

TRACTOR SUPPLY COMPANY     NOTES TO FINANCIAL STATEMENTS

A reconciliation of the provision for income taxes to the amounts computed at the federal statutory rate is as follows (in thousands):


                                                                      2000             1999             1998
---------------------------------------------------------------------------------------------------------------
Tax provision at statutory rate                                     $   9,659        $  10,539        $   8,852
Tax effect of:
  State income taxes, net of federal tax benefit                        1,577            1,721            1,432
  Amortization of negative goodwill                                       (73)             (63)             (63)
  Other                                                                    43               40              271
                                                                    -------------------------------------------
                                                                    $  11,206        $  12,237        $  10,492
                                                                    ===========================================

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

TRACTOR SUPPLY COMPANY     NOTES TO FINANCIAL STATEMENTS

NOTE 8 - NET INCOME PER SHARE:

Net income per share is calculated as follows (in thousands, except per share amounts):

                                                                           2000
                                                          --------------------------------------
                                                                                       PER SHARE
                                                           INCOME         SHARES        AMOUNT
------------------------------------------------------------------------------------------------
Basic net income per share:
  Net income                                              $ 16,390         8,782        $ 1.87
  Dilutive stock options outstanding                                           0
                                                          --------------------------------------
Diluted net income per share                              $ 16,390         8,782        $ 1.87
                                                          ======================================


                                                                           1999
                                                          --------------------------------------
                                                                                       PER SHARE
                                                           INCOME         SHARES        AMOUNT
------------------------------------------------------------------------------------------------
Basic net income per share:
  Net income                                              $ 17,874         8,761        $ 2.04
  Dilutive stock options outstanding                                          75
                                                          --------------------------------------
Diluted net income per share                              $ 17,874         8,836        $ 2.02
                                                          ======================================


                                                                           1998
                                                          --------------------------------------
                                                                                       PER SHARE
                                                           INCOME         SHARES        AMOUNT
------------------------------------------------------------------------------------------------
Basic net income per share:
  Net income                                              $ 14,800         8,742        $ 1.69
  Dilutive stock options outstanding                                          68
                                                          --------------------------------------
Diluted net income per share                              $ 14,800         8,810        $ 1.68
                                                          ======================================


NOTE 9 - RELATED PARTY TRANSACTIONS:

In 1986, the Company entered into capitalized sale-leaseback transactions with certain officers of the Company for seven of its stores. The Company sold, leased back and provided the financing for these properties at estimated fair values totaling $2,575,000. The related gains arising from the sale of these properties have been deferred and are being amortized on a straight-line basis over the terms of the related leases. Properties under capital leases acquired through sale-leaseback transactions have been reduced by the related deferred gains on the properties and are classified with property and equipment. The leases have basic terms of 20 years with options to renew for two successive five-year terms. The Company has an option to purchase the leased properties after December 31, 1995. Rent payments under these leases were approximately $393,000 in fiscal 2000 and $425,000 in 1999 and 1998. All the officers have repaid their outstanding obligations under these notes to the Company. In June 2000, the Company closed operations at one of these seven facilities. In December 2000, the Company paid $200,000 to terminate the lease on the facility. The balance of the remaining six capitalized lease obligations, included in total capital lease obligations at December 30, 2000, was $1,033,000.

TRACTOR SUPPLY COMPANY     NOTES TO FINANCIAL STATEMENTS

The Company leases its management headquarters from a partnership in which certain stockholders of the Company are general partners. In December 2000, the management headquarters was sold to an unrelated third party. The remaining lease term is six years, with the Company having exercised both remaining five-year renewal options in fiscal 1996, with monthly rent set at $35,000 and $39,000 per month, respectively. Rent payments under this lease were $420,000 ($385,000 paid to the related party), $420,000 and $417,000 in 2000, 1999 and
1998, respectively.

NOTE 10 - RETIREMENT BENEFIT PLAN:

The Company has a defined contribution benefit plan, the Tractor Supply Company Restated 401(k) Retirement Plan (the "Plan"), which provides retirement and other benefits for the Company's employees. Employees become eligible for participation at age 21 and upon completion of 12 consecutive months of employment and 1,000 hours or more of service. The Company matches 100% of the employee's elective contributions up to 3% of the employee's compensation plus 50% of the employee's elective contributions from 3% to 7% of the employee's compensation. In no event shall the total Company match made on behalf of the employee exceed 5% of the employee's compensation in any Plan year. Through January 1, 2000, the employee's contribution is vested 20% each year starting at two years of service. Effective January 1, 2000, the Company amended the Plan ("Amendment No. 2"). In accordance with Amendment No. 2, the Company matches 100% of the employee's elective contributions up to 3% of the employee's compensation plus 50% of the employee's elective contributions from 3% to 6% of the employee's compensation. In no event shall the total Company match made on behalf of the employee exceed 4.5% of the employee's compensation. All employer contributions are immediately 100% vested. Company contributions to the Plan during fiscal 2000, 1999 and 1998 were approximately $521,000 (net of applied forfeitures of $677,000), $969,000 and $822,000, respectively.

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

TRACTOR SUPPLY COMPANY     NOTES TO FINANCIAL STATEMENTS

Plan activity is summarized as follows:

                                                                     NUMBER OF   WEIGHTED AVERAGE
                                                                      SHARES      EXERCISE PRICE
-------------------------------------------------------------------------------------------------
Outstanding at December 27, 1997                                      500,000        $ 19.47

Granted                                                                48,000        $ 16.67

Canceled                                                              (33,250)       $ 19.49
                                                                     --------

Outstanding at December 26, 1998                                      514,750        $ 19.21

Exercised                                                              (7,249)       $ 21.66

Granted                                                               218,000        $ 25.58

Canceled                                                             (124,001)       $ 20.91
                                                                     --------

Outstanding at January 1, 2000                                        601,500        $ 21.14

Granted                                                               371,000        $ 14.13

Canceled                                                             (135,667)       $ 19.02
                                                                     --------
Outstanding at December 30, 2000                                      836,833        $ 18.38
                                                                     ========

The following table summarizes information concerning currently outstanding and exercisable options:

                                                      OPTIONS OUTSTANDING
                                                   -------------------------
                                                    WEIGHTED
                                                     AVERAGE        WEIGHTED
                                                    REMAINING       AVERAGE
              RANGE OF              NUMBER         CONTRACTUAL      EXERCISE           OPTIONS
YEAR       EXERCISE PRICES       OUTSTANDING          LIFE           PRICE           EXERCISABLE
------------------------------------------------------------------------------------------------
1994       $21.50 - $27.00          14,000            3.18           $21.89             14,000
1995       $21.31 - $22.13          22,250            4.09           $22.08             22,250
1996       $21.38 - $25.13          58,750            5.10           $21.89             39,692
1997       $17.75 - $20.00         230,333            6.50           $18.48             82,040
1998       $14.44 - $24.31          19,000            7.16           $18.34              1,340
1999       $18.56 - $26.75         154,500            8.09           $25.48              3,795
2000       $14.94 - $15.16         288,000            9.08           $14.94                  0
2000           $ 8.95               50,000            9.84           $ 8.95                  0
                                 ---------                                           ---------
                                   836,833                                             163,117
                                 =========                                           =========


TRACTOR SUPPLY COMPANY NOTES TO FINANCIAL STATEMENTS

Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB Statement No. 123 the Company's proforma net income and net income per share, for fiscal 2000, 1999 and 1998, would have been as follows (in thousands, except per share amounts):

                                                                            2000              1999              1998
----------------------------------------------------------------------------------------------------------------------
  Net income                               As reported                    $ 16,390          $ 17,874          $ 14,800
                                              Proforma                    $ 15,667          $ 17,179          $ 14,271
  Net income per share - basic             As reported                    $   1.87          $   2.04          $   1.69
                                              Proforma                    $   1.79          $   1.96          $   1.63
  Net income per share - diluted           As reported                    $   1.87          $   2.02          $   1.68
                                              Proforma                    $   1.79          $   1.94          $   1.62

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

                                                                            2000              1999              1998
----------------------------------------------------------------------------------------------------------------------
  Expected volatility                                                        39.8%             37.8%             33.3%
  Risk-free interest rate                                                     5.5%              6.5%              6.0%
  Average expected life (years)                                              7.25               7.5              9.14
  Dividend yield                                                                0%                0%                0%
  Weighted average fair value                                              $ 7.11           $ 12.95            $ 9.26

EMPLOYEE STOCK PURCHASE PLAN
The Company provides an Associate Stock Purchase Plan (the "ASPP") whereby eligible employees of the Company have the opportunity to purchase, through payroll deductions, shares of common stock of the Company at a 15% discount. Pursuant to the terms of the ASPP, the Company issued 23,421, 13,752 and 16,887 shares of common stock in fiscal 2000, 1999 and 1998, respectively.

TRACTOR SUPPLY COMPANY DIRECTORS AND OFFICERS

DIRECTORS
----------------------------------------------------------------------------------------------------------------------
JOSEPH H. SCARLETT, JR.                  S.P. BAUD(1)*(2)*(3)                      JOSEPH M. RODGERS(1)(2)
Chairman of the Board                    Retired Chief Financial Officer           Chairman of the Board
and Chief Executive Officer              Service Merchandise Company, Inc.         The JMR Group, an investment firm,
Tractor Supply Company                   and President and Director                and former U.S.
                                         Braud Design/Build, Inc.                  Ambassador to France
THOMAS O. FLOOD
Retired Senior Vice President            GERALD E. JONES(1)(2)(3)*
Tractor Supply Company                   Senior Partner
                                         Richards & O'Neil LLP
JOSEPH D. MAXWELL(3)
Retired Vice President                   SAM K. REED(1)(2)
Tractor Supply Company                   Chief Executive Officer
                                         Keebler Foods Company

(1)      Audit Committee
(2)      Compensation Committee
(3)      Nominating Committee
(*)      Committee Chairman

OFFICERS
----------------------------------------------------------------------------------------------------------------------
JOSEPH H. SCARLETT, JR.                  STANLEY L. RUTA                           LAWRENCE GOLDBERG
Chairman of the Board and                Senior Vice President-                    Vice President-Logistics
Chief Executive Officer                  Store Operations
                                                                                   STEPHEN E. HULL
JAMES F. WRIGHT                          JOHN W. ATKINS                            Vice President-Real Estate
President and Chief                      Vice President-Information
Operating Officer                        Technology                                DAVID C. LEWIS
                                                                                   Vice President-Controller and
GERALD W. BRASE                          BLAKE A. FOHL                             Corporate Secretary
Senior Vice President-                   Vice President-Marketing
Merchandising                                                                      GARY M. MAGONI
                                         MARK D. GILLMAN                           Vice President-Store Operations
CALVIN B. MASSMANN                       Vice President-Store Operations
Senior Vice President-
Chief Financial Officer
and Treasurer

TRACTOR SUPPLY COMPANY CORPORATE INFORMATION

STORE SUPPORT CENTER
Tractor Supply Company
320 Plus Park Boulevard
Nashville, Tennessee 37217
(615) 366-4600

TRANSFER AGENT AND REGISTRAR
Fleet National Bank
c/o EquiServe
P.O. Box 43010
Providence, RI 02940-3010
(781) 575-3400

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
4400 Harding Road
Nashville, Tennessee 37205

STOCK EXCHANGE LISTING
The Nasdaq National Market
Ticker Symbol: TSCO

INTERNET ADDRESS
www.tractorsupplyco.com

ANNUAL MEETING
The Annual Meeting of Stockholders will
be held at 10:00 a.m., April 26, 2001 at the Company's Store Support Center, 320 Plus
Park Boulevard, Nashville, Tennessee, 37217

NUMBER OF STOCKHOLDERS
As of January 31, 2001 there were approximately
76 stockholders of record. This number excludes individual stockholders holding stock under nominee security position listings.

FORM 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be sent to any stockholder upon written request to the Company.

QUARTERLY STOCK PRICE RANGE

                                    HIGH        LOW
         FISCAL 2000:
            First Quarter         $ 21.00     $ 14.63
            Second Quarter        $ 22.00     $ 12.00
            Third Quarter         $ 17.19     $  9.69
            Fourth Quarter        $ 11.06     $  6.50

         FISCAL 1999:
            First Quarter         $ 30.25     $ 20.63
            Second Quarter        $ 30.50     $ 25.00
            Third Quarter         $ 28.63     $ 17.56
            Fourth Quarter        $ 20.88     $ 12.75

                              [TRACTOR SUPPLY LOGO]

                             Tractor Supply Company
                             320 Plus Park Boulevard
                           Nashville, Tennessee 37217
                                 (615) 366-4600
                             www.tractorsupplyco.com