Form 10-K405, Exhibit 13
period 2001-12-29
TRACTOR SUPPLY CO /DE/
filed 2002-03-28
CIK 916365

                               2001 ANNUAL REPORT
                                   [TSC LOGO]
                                TRACTOR SUPPLY CO

                                    [PHOTO]

                                OUR SALES TEAM:
                              A FARMER, AN EQUINE
                            ENTHUSIAST, AND A WELDER

                         THIS IS TRACTOR SUPPLY COMPANY

Tractor Supply Company began as a tractor parts mail-order catalog business in Chicago in 1938 and has grown to be the largest operator of retail farm and ranch stores in the United States. Stores are located in the outlying towns of major metropolitan markets and in rural communities. Tractor Supply operates 323 stores in 28 states focusing on supplying products for the lifestyle needs of hobby and part-time farmers and ranchers. The Company also serves the maintenance needs of suburban customers, contractors and tradesmen.

Over the past six decades, many aspects of our business have changed including the size of our stores and the merchandise assortment. But one thing has not changed -- our commitment to our customers. Superior customer service is the key to sales success, profit growth and store growth. And the most important component in providing superior customer service -- outstanding team members with great attitudes!

Our number one asset at Tractor Supply is our employees -- from our store teams, to our support personnel, to our leadership --everyone works hard to provide our customers with a great shopping experience. After all, this attitude is what has made us the largest farm and ranch store chain in America!

                                     [MAP]

323 STORES IN
28 STATES....
AND GROWING!


2                   TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT

                                   [TSC LOGO]
                               TRACTOR SUPPLY CO

                                TABLE OF CONTENTS

                                    [PHOTO]
                              COVER STORY: Page 8

                                    [PHOTO]
                             GLORIA USSERY: Page 10

                                    [PHOTO]
                              TOM PARRISH: Page 12

LETTER TO SHAREHOLDERS..........................   4 - 5

FINANCIAL HIGHLIGHTS............................       6

WAL*MART MOVED--TRACTOR SUPPLY DID, TOO.........       7
Jesse Guzman does the Texas two-step

COVER STORY
A FARMER, AN EQUINE ENTHUSIAST AND A WELDER.....       8
Larry, Gina and Sean provide the
knowledge base for success in Meadville, PA

GLORIA USSERY TRAINS HORSES.....................      10
She also leads people

BENEFITS AND BONUSES--ALIGNMENT OF INTERESTS....      11
Kim Vella tells how what's good for
team members is also good for shareholders

PROMOTIONS, PROMOTIONS, PROMOTIONS..............      12
We promoted power equipment and womens
work wear. We promoted Tom Parrish, too!

IT, POS, SSC, SAP, ERP, ATM, DC, RF
WHAT DO ALL THESE LETTERS MEAN?.................      13
Sanjay Zachariah takes the mystery
out of the latest technology developments

FINANCIAL INFORMATION
SELECTED FINANCIAL AND
OPERATING HIGHLIGHTS FOR 5 YEARS................      14

MANAGEMENT'S DISCUSSION AND ANALYSIS............      15

FINANCIAL STATEMENTS............................      23


                   TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT                   3

                              TO OUR SHAREHOLDERS

                               DEAR SHAREHOLDERS:

OUR BUSINESS--

         Tractor Supply dominates a special and unique niche in the retail marketplace. We focus on the rural lifestyle with particular emphasis on customers who describe themselves as recreational farmers and ranchers. Our customers value the outdoors, family independence and self-reliance and, like the rest of us, demand good selection, great value and solid customer service, which is exactly what they find at our stores.

         The Tractor Supply merchandise assortment is geared directly to the lifestyle needs of our customers. The products found at Tractor Supply stores can seldom be found elsewhere under one roof. We win with our customers by offering a broad selection of products selected specifically for their needs.

         The unique merchandise selection at Tractor Supply is a key advantage; however the major point of differentiation is the shopping experience -- handy locations, easy access in and out, superior product knowledge, everyday low prices and quick checkout. Knowledgeable and enthusiastic team members work diligently to make every shopping experience a good one. We even know our regular customers by name.

                                     [PHOTO]
                                  JOE SCARLETT
                            Chairman of the Board and
                             Chief Executive Officer

OUR RESULTS--

         Same-store sales in 2001 rose 3.8% and total sales increased 12%. Net income rose 29%, yielding earnings of $2.33 per share up from $1.87 a share the previous year.

         The accelerated effort to build a still better team of store and district managers is producing solid results. The entire process of recruiting, training, and developing the management team has been rebuilt. The quality of the team is improving and turnover is declining.

         Tractor Supply has also made tremendous strides improving management of the inventory. We operated the entire year with at least 97% in stock at stores on the 450 "driver items." At the same time, average store inventories were down 9%. We beat our aggressive inventory plans all year yielding substantially improved inventory turn and reduced borrowings.

         We successfully opened 18 new stores and remodeled and relocated five more. We continue to improve our demographic models, yielding still stronger performance from new stores. Initial plans call for at least 25 new stores this year and renovation or relocation of about 10 older stores in growth markets.


4                   TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT

                              TO OUR SHAREHOLDERS

                                  (CONTINUED)

Our support functions continue to excel. The investments made in computer systems over the last several years are contributing to operating efficiencies and improved inventory turn. The distribution facility investments are also key contributors. The other support functions -- human resources, accounting, real estate, etc. are all working in concert to provide store support and drive profits.

THE OPPORTUNITY--

         At the beginning of 2002, Tractor Supply added 87 new stores from the bankruptcy of a major competitor. The new stores are located in the East and Midwest, in previously researched and targeted growth markets and are in addition to the 25 new stores mentioned previously. After others have liquidated the merchandise, we will quickly reconfigure the fixtures, stock the stores and start serving our new customers. We have already hired many of their best store managers, district managers, sales people, and support professionals.

         This is a once-in-a-business-lifetime growth opportunity for Tractor Supply Company. Most of the new locations will be open before mid-year. We have aggressive timelines and comprehensive operational plans.

         We will strengthen our purchasing power, broaden our marketing, leverage virtually every expense category, and benefit from the elimination of our largest direct competitor. We are in the midst of our greatest challenge ever, and our team has stepped up like never before.

                                     [PHOTO]
                                   JIM WRIGHT
                      President and Chief Operating Officer

THE FUTURE--

         We know our customers, know our merchandise, know our demographics, and provide our customers with a superb shopping experience. We say with great confidence that the leadership team at the top and throughout the organization is the strongest, most aligned, and most aggressive in the company's history.

         The future for Tractor Supply is very bright. We dominate a special niche in the retail market and are committed to never ending sales and profit growth.



                                       /s/ Joe Scarlett
                                       -----------------------------------------
                                       Joe Scarlett
                                       Chairman of the Board and
                                       Chief Executive Officer



                                       /s/ Jim Wright
                                       -----------------------------------------
                                       Jim Wright
                                       President and Chief Operating Officer


                   TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT                   5

                              FINANCIAL HIGHLIGHTS

                       (in thousands, except where noted)

                                                                                      PERCENT
                                                            FISCAL YEAR               INCREASE
                                                        2001            2000         (DECREASE)
                                                      --------        --------       ----------
OPERATING RESULTS:
  Net sales                                           $849,799        $759,037          12.0%
  Income before income taxes                            36,526          27,596          32.4
  Net income                                            25,774          16,390          57.3
  Net income per share - basic ($)                        2.92            1.87          56.1
  Net income per share - assuming dilution ($)            2.85            1.87          52.4
FINANCIAL POSITION:
  Total assets                                         338,482         332,296           1.6
  Cash and short-term investments                        8,927           9,145          (2.4)
  Stockholders' equity                                 181,296         155,036          16.4
  Long-term debt to equity (%)                            12.8            40.6
STATISTICS:
  Number of stores (#)                                     323             305           5.9
  Square footage at year-end                             4,164           3,905           6.6
  Average sales per store ($)                            2,699           2,603           3.7
  Net sales per square foot ($)                            209             204           2.5

                           [NET SALES FOR 1997 - 2001
                                 (IN MILLIONS)

                                    [GRAPH]

                              NUMBER OF STORES FOR
                           1997 - 2001 (AT YEAR END)

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


6                   TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT

                                WAL*MART MOVED --
                            TRACTOR SUPPLY DID, TOO
                      JESSE GUZMAN DOES THE TEXAS TWO-STEP

         Retail sales growth in the Waco, Texas market resulted in Wal*Mart expanding to a "Supercenter". Tractor Supply had also experienced significant sales growth in our Waco store.

         We often find that our growth and Wal*Mart's growth go hand-in-hand. As a result, over the last five years we have located Tractor Supply stores in a portion of over 30 former Wal*Mart stores.

                                    [PHOTO]
                     WACO, TEXAS STORE MANAGER JESSE GUZMAN
                   PROUDLY STANDS IN FRONT OF HIS NEW STORE.

         Waco is one more example of a growth retail market where people live the rural lifestyle. So this past summer, Store Manager Jesse Guzman and his team did the "Texas two-step". Step one was to turn 26,000 square feet of the former Wal*Mart into a new generation Tractor Supply store. Step two was to move the existing store to the new facilities. No, this wasn't a dance, but the Waco store team and their customers are dancing for joy at the new expanded facility that is easier to shop and easier to operate.

         Jesse has been managing a Tractor Supply store in Waco since 1987 and led a previous successful relocation back in the late 80's. The new Waco facility has a bigger sales floor, a larger side lot, a new front entrance and a much larger parking area.

         "The response from our customers has been tremendous," said Jesse. "They have rewarded us with their compliments and their business. Other stores, which have been relocated in this manner, have proven to be very profitable. And I expect the same from Waco."

         Tractor Supply is committed to renovating, enlarging and relocating older profitable stores in growth markets. Significant improvements were made last year in Burleson, Texas; Elizabethtown, Kentucky; Warrenton, Virginia; and St. Joseph, Missouri. Sales floors were expanded, side lots were enlarged, new front entrances were added and parking lots were expanded. Other stores have been selected for future similar renovations and relocations.


                   TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT                   7

                                  COVER STORY

                              A FARMER, AN EQUINE
              LARRY, GINA, AND SEAN PROVIDE THE KNOWLEDGE BASE FOR

         In the small town of Meadville, Pennsylvania, Larry, Gina and Sean go about their day at the local Tractor Supply store providing an intangible service to their customers -- expert product knowledge. This knowledge base has helped make the Meadville store very successful.

         Tractor Supply stores offer a unique assortment of specialized products geared to the specific needs of our customers. Substantial knowledge is often required to explain product features and benefits. Team members who know the products and the customers are the most important components of success in our stores. No other farm and ranch retail chain offers more product knowledge than Tractor Supply; that's what differentiates us.

                                    [PHOTO]
           MEADVILLE, PENNSYLVANIA EQUINE EXPERT GINA ROBERTS ASSISTS
                      HER CUSTOMER IN SELECTING A BRIDLE.

         "Building The Team" is a mission of every store manager. The message is clear -- the higher the quality of people on the team, the more successful the store. The staffing goal for each store is to have a farmer/rancher, a welder, and an equine enthusiast on the team.

         In Meadville, Larry Crom is our semi-retired farmer himself and knows many of his customers by name. He uses his experienced-based product knowledge about the core work of our traditional customer all the time and is constantly sharing that knowledge with his fellow team members.

         Gina Roberts lives on a 23-acre farm just outside of Meadville and owns two horses and a mule. She has a passion for these beautiful


8                   TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT

                            ENTHUSIAST AND A WELDER
                       SUCCESS IN MEADVILLE, PENNSYLVANIA

                                    [PHOTO]
                  BY USING HER KNOWLEDGE OF HORSES, GINA HELPS
                  HER CUSTOMERS DAILY WITH THEIR EQUINE NEEDS.

daily health and grooming needs. About one third of Tractor Supply's customers own horses, so who better to help equestrian customers at the Meadville Tractor Supply store than Gina. Customers really appreciate Gina's advice on feed, health maintenance and grooming products for their animals.

         Sean Coulter is called Mr. Mechanic in Meadville because of his love for car restoration. His understanding of welding products and other tools has made him a great asset to his team. He is a confident and competent welder and an all-around handyman who truly understands his customers' needs. If you have a mechanical question, you can trust Sean for the answer.

         At Tractor Supply, we are always seeking to improve our levels of product knowledge. In addition to the knowledge shared by our "experts", we also conduct training classes on many key product lines such as power equipment, animal feed, animal medicines, welders, air compressors, and work clothing. After all, it's the job of each team member to provide legendary customer service.

         The success of every Tractor Supply store depends on the knowledge and attitude of each team member. It is everyone's ongoing job to keep learning about the products. The more knowledge we can share with our customers, the better the shopping experience.

         Superior customer service is job number one. Our goal is to make every shopping experience a "great shopping experience."


                   TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT                   9

                               LEADERSHIP AT WORK

                         GLORIA USSERY TRAINS HORSES--
                             SHE ALSO LEADS PEOPLE

         A LADY FROM PENNSYLVANIA IMPROVES BUSINESS SOUTH OF NASHVILLE

         What do training horses and leading people have in common? Both require strength, patience, determination, creativity and hard work. Gloria Ussery has those exact qualities. That's what makes her a great District Manager at Tractor Supply Company.

         Gloria began her career with Tractor Supply in 2000 after relocating from Pennsylvania. She helped open 10 new stores in Florida before moving to Tennessee to become District Manager over 11 stores just south of Nashville. Her leadership has catapulted this district to the top third in the Company.

         Just as Gloria trains her three horses to run successful field trials, Tractor Supply trains its leaders to provide well thought- out plans and consistent messages through semi-annual Leaders' Meetings.

                                    [PHOTO]
          DISTRICT MANAGER GLORIA USSERY TRAVELS TO THE STORES IN HER DISTRICT WEEKLY TO VISIT WITH HER MANAGERS AND TEAM MEMBERS.

         Tractor Supply actively seeks those leaders who mirror the philosophies of the Company. "I believe in our Company's mission, values and core beliefs," stated Gloria. "This foundation has helped our Company through 63 years of challenge, change and growth. My goal, as a leader, is to instill the same values in my team members."

         Tractor Supply encourages its leaders to surround themselves with the right team members. "We have heard over and over again that the most important decision we ever make as leaders is the selection of the people that comprise our teams," said Gloria.

         Another important aspect of the leaders' job is listening to their team members. "We encourage our team members to listen to their customers," Gloria added. "As leaders, we must also listen to our teams because the best ideas about driving our business usually come from those closest to the customer."

         "I've always believed that developing team members into "stars" is one of the most rewarding aspects of my job," Gloria stated. "If I can encourage initiative, teach, and coach effectively, then those around me will be successful and ultimately Tractor Supply will be even more successful."


10                  TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT

                             ALIGNMENT OF INTERESTS

                              BENEFITS AND BONUSES

                 KIM VELLA TELLS HOW WHAT'S GOOD FOR EMPLOYEES
                         IS ALSO GOOD FOR SHAREHOLDERS

                                    [PHOTO]
            BETSY HATCHER, LESLIE HOLT, KIM VELLA, NANCY BICKEL AND
          BRANDI COX-WILLIAMS WORK HARD TO PROVIDE A BENEFITS PACKAGE
        THAT IS MUTUALLY BENEFICIAL TO TEAM MEMBERS AND TRACTOR SUPPLY.

         "Our goal at Tractor Supply Company is to exceed our customer's expectations," stated Kim Vella, newly promoted Vice President of Human Resources. "It's good for the customer, good for business, good for the team members and good for the shareholders."

         According to Kim, the Human Resources Department has the same goal - to take care of their customers - the team members. "Our underlying goal is for our team members to value their benefit plans and more closely bond to the organization," Kim added. "Reduced employee turnover and the ability to attract the right people lowers expenses, which is good for shareholders."

         In early 2000, the Human Resources Department conducted a survey of our team members to determine the most valued benefits. After receiving solid feedback from a cross-functional group, Benefits Manager Betsy Hatcher and her team researched the best way to redesign the benefit plans to meet team member needs in the most cost-effective manner.

         The team developed two new medical plan options, both with an added wellness benefit and prescription drug card; supplemental and dependent life insurance; company-sponsored life insurance; flexible spending accounts; and a long-term disability plan for exempt team members. This was all accomplished within targeted cost goals.

         The response has been overwhelmingly positive. But the Human Resources Department didn't stop there. The next mission: bonus plans.

         Jim Wright, Cal Massmann and Kim Vella reviewed the various bonus plans and discovered there was opportunity to better align employee and shareholder interests. "It is important that we are all focused on our profit plan," said Kim. "We need to ensure that our incentive plans are aligned with our goals."

         After collaborating with all department heads, the Company's Board of Directors and an outside consulting group, the new bonus plans were rolled out with targets tied to Company goals. Tractor Supply is proud to have every team member participate in a bonus plan.

         MISSION ACCOMPLISHED!
         Responsive benefit plans together with solid incentive bonus plans lead to motivated team members, which in turn, lead to improved shareholder value!


                   TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT                  11

                                  PROMOTIONS,
                                  PROMOTIONS,
                                PROMOTIONS.....

                        WE PROMOTED POWER EQUIPMENT AND
                               WOMEN'S WORK WEAR.
                          WE PROMOTED TOM PARRISH TOO!
                                    [PHOTO]

PROMOTING POWER EQUIPMENT...

         Power equipment -- primarily priding lawn mowers -- continues to be a dominant category producing significant sales volume and positioning Tractor Supply as an industry leader. Buyer Robert Bolyard said, "We, along with our manufacturing partner MTD, select the features and benefits for each of our riders. We relentlessly promote this product line in print, and on radio and television with spokesman George Strait. As a result of our promotional efforts, total unit sales in 2001 exceeded our record year 2000 sales in spite of softer total demand."

         Power equipment promotion isn't over. In 2002, for the first time ever, Tractor Supply will carry the Cub Cadet line of the very highest quality riding mowers in America. Prior to this year, Cub Cadet and other premium riders have only been available through traditional independent dealers. Senior Vice President Jerry Brase said "We are thrilled to be the first mass retailer in America to offer a truly premium rider line to our customers. We will aggressively promote this product line in 2002."

PROMOTING WOMEN'S WORK WEAR...

         Our customer base has changed and evolved over the years. Today, 50% of our customers are women-- so what could be more logical than promoting women's work wear? Tractor Supply Company has been experimenting with various pilot assortments of women's work wear for more than three years. The results of all those pilot programs: a complete line that was rolled out late last summer. Aggressive sales promotion, along with a great product assortment, has made the women's work clothing program an overwhelming success.

PROMOTING FROM WITHIN...

         Another promotion in 2001... Tom Parrish. Tom grew up in the organization and was recently promoted to Vice President-Divisional Merchandise Manager. He began his career with Tractor Supply in 1993 as an Assistant Buyer in merchandising. He was promoted to Buyer in 1995. While a Buyer, Tom successfully fine-tuned his product assortments improving turnover and margins.

         Over the years, Tom's merchandise responsibilities have included buying virtually all products for the health, care, growth and containment of equine, livestock and pets, as well as a broad selection of agricultural products, men's work clothing, and lawn and garden power equipment.

         Tom and his merchandise team are committed to further driving sales, improving gross margins and continuing the tremendous improvement in the management of inventory. With strengthened leadership and new, innovative product lines, Tractor Supply will continue to expand its domination of the farm and ranch store business.


12                  TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT

                               IT, POS, SSC, SAP,
                              ERP, ATM, DC, RF...
                               WHAT DO ALL THESE
                                 LETTERS MEAN?

                           SANJAY ZACHARIAH TAKES THE
                           MYSTERY OUT OF THE LATEST
                            TECHNOLOGY DEVELOPMENTS

                                    [PHOTO]
                   SANJAY ZACHARIAH DISPLAYS THE NEW HARDWARE
                          PLATFORM FOR THE POS SYSTEM.

         Although technology may be difficult for many people to understand, it doesn't have to be like a foreign language. At Tractor Supply Company (TSC), the use of technology is a very important part of our competitive advantage.

         TSC's Information Technology (IT) Department recently upgraded several of its most important systems including the Point-of-Sale (POS) cash register system. The new hardware platform for POS performs most processes 30- 50% faster than the previous system and provides new opportunities to gain efficiencies.

         The store POS systems are connected to systems at the Store Support Center (SSC) that include a Sales Audit System, a Data Warehouse, Email and an SAP Enterprise Resource Planning (ERP) System. This connection is made possible via an ATM (Asynchronous Transfer Mode) / Frame Relay connection, which provides an "always-on" connection to all stores allowing continuous data transmission between the Support Center and the stores.

         Sanjay Zachariah, recently promoted Director of Enterprise Systems Development, demystifies these systems for us. "All of the sales transactions come into our Sales Audit system where we balance each store's cash, credit and check transactions, then they are transmitted to our Data Warehouse, which provides actionable and flexible reporting to virtually all of the different departments in the Company. Finally, the sales and receiving information is posted in our SAPERP system where we manage our merchandise assortments, replenishment, and accounting processes," said Sanjay.

         Tractor Supply successfully implemented SAP in 1999 and just completed a four-month upgrade to SAP's most current software release, version 4.6c, which provides a platform for future growth.

         SO WHAT'S NEXT? "We're working right now on a project to automate all of the processes at our Pendleton, Indiana Distribution Center (DC) for implementation later this year," commented Sanjay. "Through the use of radio frequency (RF) and voice-activated mobile terminals, we will improve the efficiency and accuracy of our inventory management processes, resulting in faster response time and lower required inventory levels."

         So the next time you hear some- one say, "The IT Department upgraded the POS system that utilizes an ATM/Frame Relay Connection to the SAPERP system at the SSC;" it won't be a mystery. You will know that Tractor Supply Company has up-to-date store and support center systems that provide the information and controls to effectively manage our business.


                   TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT                  13

                          FIVE YEAR SELECTED FINANCIAL
                            AND OPERATING HIGHLIGHTS

                                                                                   FISCAL YEAR ENDED
                                                  ------------------------------------------------------------------------------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
                                                  DECEMBER 29,     DECEMBER 30,      JANUARY 1,      DECEMBER 26,   DECEMBER 27,
                                                     2001              2000            2000*            1998           1997
                                                  ------------     ------------     -----------      ------------   ------------
OPERATING RESULTS:
 Net sales                                        $   849,799      $   759,037      $   688,082      $  600,677     $  509,052
 Gross margin                                         228,344          200,407          181,251         154,638        131,542
 Selling, general and
   administrative expenses                            178,243          156,535          139,725         120,734        104,661
 Depreciation and amortization                         11,254            9,889            7,311           5,342          4,509
                                                  -----------      -----------      -----------      ----------     ----------
 Income from operations                                38,847           33,983           34,215          28,562         22,372
 Interest expense, net                                  4,494            6,387            4,104           3,270          2,439
 Unusual item: gain on life insurance                   2,173               --               --              --             --
                                                  -----------      -----------      -----------      ----------     ----------
 Income before income taxes                            36,526           27,596           30,111          25,292         19,933
 Income tax provision                                  10,752           11,206           12,237          10,492          8,172
                                                  -----------      -----------      -----------      ----------     ----------
 Net income                                       $    25,774      $    16,390      $    17,874      $   14,800     $   11,761
                                                  ===========      ===========      ===========      ==========     ==========
 Net income per share - basic(a)                  $      2.92      $      1.87      $      2.04      $     1.69     $     1.34
                                                  ===========      ===========      ===========      ==========     ==========
 Net income per share - assuming dilution(a)      $      2.85      $      1.87      $      2.02      $     1.68     $     1.34
                                                  ===========      ===========      ===========      ==========     ==========
 Dividends declared per share                              --               --               --              --             --
                                                  ===========      ===========      ===========      ==========     ==========

OPERATING DATA:
 Gross margin                                            26.9%            26.4%            26.3%           25.7%          25.8%
 Selling, general and administrative expenses            21.0%            20.6%            20.3%           20.1%          20.5%
 Income from operations                                   4.6%             4.5%             5.0%            4.7%           4.4%
 Net income                                               3.0%             2.2%             2.6%            2.5%           2.3%
 Number of stores:
   Beginning of year                                      305              273              243             228            208
   New stores                                              18               35               31              15             22
   Closed stores                                           --               (3)              (1)             --             (2)
                                                  -----------      -----------      -----------      ----------     ----------
   End of year                                            323              305              273             243            228
                                                  ===========      ===========      ===========      ==========     ==========
 Number of relocated stores                                 1                1                1               1              1
 Number of remodeled stores(b)                              4               --               --              --             --
 Total selling square footage at period end(c)      4,164,190        3,904,958        3,448,347       3,014,196      2,806,864
 Average sales per store (in thousands)(d)        $     2,699      $     2,603      $     2,682      $    2,542     $    2,300
 Net sales per square foot of selling space       $       209      $       204      $       214      $      206     $      187
 Comparable store sales increase(e)                       3.8%              .4%             4.4%           10.9%           3.1%

BALANCE SHEET DATA (AT END OF PERIOD):
 Working capital                                  $   122,309      $   133,731      $   117,306      $   95,530     $   82,869
 Total assets                                         338,482          332,296          302,630         264,649        224,080
 Long-term debt, less current portion(f)               23,157           62,950           54,683          37,132         31,134
 Stockholders' equity                                 181,296          155,036          138,305         119,976        104,889

* 53-week fiscal year

(a) Basic net income per share is calculated based on the weighted average number of common shares outstanding applied to net income. Diluted net income per share is calculated using the treasury stock method for options and warrants.
(b)      Includes remodelings costing more than $150,000.
(c) Total selling square footage includes normal selling space and excludes office, stockroom, receiving space and outside selling space.
(d) Average sales per store is calculated based on the weighted average number of days open in the applicable period.
(e) Comparable store sales increases are calculated on a 52-week basis, excluding relocations, using all stores open at least one year.
(f) Long-term debt includes borrowings under the Company's principal revolving credit agreements, term loan agreements and amounts outstanding under its capital lease obligations, excluding the current portions of each.


14                  TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis describes certain factors affecting Tractor Supply Company's (the "Company") results of operations for the three fiscal years ended December 29, 2001 and its liquidity and capital resources. This discussion should be read in conjunction with the financial statements and notes thereto included elsewhere in this Annual Report. The following discussion and analysis also contains certain historical and forward-looking information. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 ("the Act"). All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business operations and other such matters are forward-looking statements. To take advantage of the safe harbor provided by the Act, the Company is identifying certain factors that could cause actual results to differ materially from those expressed in any forward-looking statements, whether oral or written, made by or on behalf of the Company.

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

The Company's fiscal year ends on the Saturday closest to December 31. Fiscal years 2001 and 2000 consist of 52 weeks, while fiscal year 1999 consists of 53 weeks.

OVERVIEW

Since its founding as a mail order tractor parts business in 1938, the Company has grown to be the largest operator of retail farm and ranch stores in the United States. The Company supplies the daily farming and maintenance needs of its target customers: hobby, part-time and full-time farmers and ranchers, as well as rural customers, contractors and tradesmen. The Company's stores typically range in size from 12,000 to 15,000 square feet of inside selling space and utilize at least as many square feet of outside selling space. An average store displays a comprehensive selection of 12,000 to 14,000 different products including farm maintenance products (fencing, tractor parts and accessories, agricultural spraying equipment and tillage parts); animal and pet products (specialty feeds, supplements, medicines, veterinary supplies and livestock feeders); general maintenance products (air compressors, welders, generators, pumps, plumbing and tools); lawn and garden products (riding mowers, tillers and fertilizers); light truck equipment; and work clothing. The stores are located in the outlying towns of major metropolitan markets and in rural communities.

The Company's current and long-term growth strategy is built on a combination of
(1) expanded geographic market presence, achieved through the opening of new retail stores at an approximate annualized rate of 8% to 10% unit growth and (2) enhanced financial performance through comparable store sales increases, achieved through aggressive merchandising programs with an "everyday low prices" philosophy, supported by strong customer service.

Over the past eight fiscal years since the Company's initial public offering in February 1994 (the "Offering"), the Company has opened 177 new retail stores: 13 in fiscal 1994, 20 in fiscal 1995, 23 in fiscal 1996, 22 in fiscal 1997, 15 in fiscal 1998, 31 in fiscal 1999, 35 in fiscal 2000 and 18 in fiscal 2001. These new stores have increased the Company's market presence in the Southwest, primarily in Texas, and in the Southeast, primarily in Tennessee, Kentucky, North Carolina and Florida. This expansion brings the Company's total store count to 323 (in 28 states) as of December 29, 2001. The Company has a base plan to open 25 stores in fiscal 2002 (an approximate 8% unit growth rate) and, with the acquisition of certain real estate properties and lease rights from Quality Stores, Inc., an additional 87 stores. Approximately 13 new stores are scheduled to open in the first quarter of fiscal 2002 with an additional 94 store openings planned by the middle of the year. In total over the past eight fiscal years since the Offering, the Company has opened, relocated or remodeled 205 stores.


                    TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT                 15

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Additionally, the Company has placed significant emphasis on its merchandising programs, evaluating the sales and profitability of its products through detailed line reviews, vendor performance measures and modification of the overall product offerings. These efforts, coupled with a strong marketing program and in-depth product knowledge training of store associates, have enhanced sales, improved gross margins and generated improved overall financial performance.

SEASONALITY AND WEATHER

The Company's business is highly seasonal. Historically, the Company's sales and profits have been the highest in the second and fourth fiscal quarters of each year due to the sale of seasonal products. The Company typically operates at a net loss in the first fiscal quarter of each year. Unseasonable weather, excessive rain, drought, and early or late frosts may also affect the Company's sales. The Company believes, however, that the impact of adverse weather conditions is somewhat mitigated by the geographic dispersion of its stores.

The Company experiences a buildup of inventory and accounts payable during its first fiscal quarter each year for purchases of seasonal product in anticipation of the April through June selling season and again during its third fiscal quarter in anticipation of the October through December selling season.

The Company's unaudited quarterly operating results for each fiscal quarter of 2001 and 2000 are shown below (dollars in thousands, except per share amounts):

                                                  FIRST           SECOND          THIRD         FOURTH
                                                 QUARTER          QUARTER        QUARTER        QUARTER         TOTAL
2001
  Net sales                                     $ 162,517        $267,490       $199,435       $220,357       $849,799
  Gross margin                                     42,095          71,793         53,972         60,484        228,344
  Income (loss) from operations                    (1,565)         23,455          4,933         12,024         38,847
  Net income (loss)                                (1,849)         15,644          2,425          9,554         25,774
  Net income (loss) per share - basic                (.21)           1.78            .28           1.08           2.92
  Net income (loss) per share -
    assuming dilution                           $    (.21)       $   1.76       $    .27       $   1.03       $   2.85

                                                  FIRST           SECOND          THIRD         FOURTH
                                                 QUARTER          QUARTER        QUARTER        QUARTER         TOTAL
2000
  Net sales                                     $ 147,482        $232,341       $175,478       $203,736       $759,037
  Gross margin                                     37,604          61,585         45,117         56,101        200,407
  Income (loss) from operations                      (338)         19,062          3,619         11,640         33,983
  Net income (loss)                                  (975)         10,546          1,123          5,696         16,390
  Net income (loss) per share - basic                (.11)           1.20            .13            .65           1.87
  Net income (loss) per share -
    assuming dilution                           $    (.11)       $   1.20       $    .13       $    .65       $   1.87


16                  TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items in the Company's Statements of Income expressed as a percentage of net sales:

                                                                                  FISCAL YEAR ENDED
                                              ------------------------------------------------------------------------------------
                                              DECEMBER 29,        DECEMBER 30,        JANUARY 1,       DECEMBER 26,   DECEMBER 27,
                                                  2001                2000               2000              1998           1997
                                              ------------        ------------        ----------       ------------   ------------
Net sales                                         100.0%             100.0%             100.0%            100.0%         100.0%
Cost of merchandise sold                           73.1               73.6               73.7              74.3           74.2
Gross margin                                       26.9               26.4               26.3              25.7           25.8
Selling, general and administrative
  expenses                                         21.0               20.6               20.3              20.1           20.5
Depreciation and amortization                       1.3                1.3                1.0               0.9            0.9
                                                  -----              -----              -----             -----          -----
Income from operations                              4.6                4.5                5.0               4.7            4.4
Interest expense, net                               0.5                0.8                0.6               0.5            0.5
Unusual item:  gain on life insurance               0.2                 --                 --                --             --
                                                  -----              -----              -----             -----          -----
Income before income taxes                          4.3                3.7                4.4               4.2            3.9
Income tax provision                                1.3                1.5                1.8               1.7            1.6
                                                  -----              -----              -----             -----          -----
Net income                                          3.0%               2.2%               2.6%              2.5%           2.3%
                                                  =====              =====              =====             =====          =====

FISCAL 2001 COMPARED TO FISCAL 2000

Net sales increased 12.0% to $849.8 million in fiscal 2001 from $759.0 million in fiscal 2000. This increase resulted from the opening of new stores as well as comparable store sales (calculated on a 52-week basis, excluding relocations, using all stores open at least one year), which increased 3.8% for fiscal 2001. The increase in comparable store sales for fiscal 2001 was a result of new merchandising programs and reduced competition in certain markets, offset by general economic challenges in 2001 and the warmer weather patterns in the fourth quarter of fiscal 2001. The Company opened 18 new stores and relocated one store in fiscal 2001. The Company opened 35 new stores, closed three stores and relocated one store in fiscal 2000. At December 29, 2001, the Company operated 323 stores compared to 305 stores at the end of the prior fiscal year.

In fiscal 2002, the Company has a base plan to open 25 stores (an approximate 8% unit growth) and, with the acquisition of certain real estate properties and lease rights from Quality Stores, Inc., an additional 87 stores. Additionally, the Company plans to relocate 10 to 12 stores in fiscal 2002, primarily in the third and fourth quarters.

The gross margin rate increased 0.5 percentage point to 26.9% of sales in fiscal 2001 from 26.4% in fiscal 2000. This gross margin improvement resulted from a reduction in product costs achieved through detailed product line reviews, improved product assortments and other merchandising initiatives.

As a percent of sales, selling, general and administrative expenses increased
0.4 percentage point to 21.0% for fiscal 2001 from 20.6% for fiscal 2000. On an absolute basis, selling, general and administrative expenses increased 13.9% to $178.2 million for fiscal 2001 from $156.5 million in fiscal 2000. The increase in expenses on a percentage-of-sales basis is primarily a result of increased investment in store level expenses (primarily payroll and training), higher incentive accruals, offset, in part, by greater leverage from same-store sales performance. The increase in absolute dollars is primarily attributable to costs associated with new store openings (new stores have higher occupancy costs, primarily rent, than the existing store base), as well as increased investment in store payroll, training, and higher incentive accruals.

During fiscal 2001, the Company continued its major media advertising program which includes a national television campaign featuring a celebrity spokesperson, significantly expanded use of radio promotions and increased print advertising. This program is partially funded each year through the support of the Company's vendor partners.


                    TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT                 17

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Depreciation and amortization expense increased 13.8% over the prior year due mainly to costs associated with new and relocated stores and remodeled existing stores.

Net interest expense decreased 29.6% in fiscal 2001 from fiscal 2000. The decrease in interest expense reflects reduced borrowings under the senior credit facility, primarily attributable to lower average inventory balances and improved same-store sales performance, as well as reduced short-term borrowing rates during the period.

Exclusive of the non-taxable $2.1 million gain on the proceeds of life insurance and the $2.5 million reduction of previously accrued income taxes, the Company's effective tax rate decreased to 38.6% for fiscal 2001 compared to 40.6% for fiscal 2000. The effective tax rate decreased primarily due to a reduction in state income taxes. The Company reevaluated its tax exposure during the quarter ended December 29, 2001; as a result of the favorable resolution of certain tax issues, along with the closing of open tax years, the Company reduced previously accrued income tax liabilities by $2.5 million.

As a result of the foregoing factors, net income increased 57.3% to $25.8 million in fiscal 2001 from $16.4 million in fiscal 2000. As a percent of sales, net income increased 0.8 percentage point to 3.0% of sales in fiscal 2001 from 2.2% of sales in fiscal 2000.

FISCAL 2000 COMPARED TO FISCAL 1999

Net sales increased 10.3% to $759.0 million in fiscal 2000 from $688.1 million in fiscal 1999. This increase resulted primarily from new store openings and relocations, and, to a lesser extent, a comparable store sales increase of .4% (calculated on a 52-week basis, excluding relocations, using all stores open at least one year), while impacted by the inclusion of an additional week of operations in fiscal 1999 (due to the Company's fiscal year-end policy). Comparable store sales performance was significantly affected by the sale of generators and other Y2K-related products in fiscal 1999. The Company substantially mitigated this impact through the successful promotion of special purchase merchandise selected for the maintenance needs of core customers. Also, the Company benefited from favorable cold weather in November and December, which prompted improved sales of winter workwear and heating products. Excluding the effect of generator and other Y2K-related sales, comparable store sales increased 2.9% over fiscal 1999. The Company opened 35 new stores, closed three stores and relocated one store in fiscal 2000. The Company opened 31 new stores, closed one store and relocated one store in fiscal 1999. At December 30, 2000, the Company operated 305 retail farm stores versus 273 stores at the end of the prior fiscal year.

The gross margin rate increased 0.1 percentage point to 26.4% of sales in fiscal 2000 from 26.3% in fiscal 1999. In 1999, the Company experienced a significant change in the year-end mix of certain inventory items and achieved lower purchase costs for other inventory items. These factors contributed to a reduction in the expected LIFO provision and had the effect of increasing the 1999 gross margin rate by 0.3 percentage point. Exclusive of the favorable LIFO effect in 1999, the year 2000 gross margin improvement of 0.4% resulted from a reduction in product costs achieved through detailed product line reviews as well as improved product assortments accomplished through significant remerchandising efforts.

As a percent of sales, selling, general and administrative expenses increased
0.3 percentage point to 20.6% for fiscal 2000 from 20.3% for fiscal 1999. On an absolute basis, selling, general and administrative expenses increased 12.0% to $156.5 million for fiscal 2000 from $139.7 million in fiscal 1999. The increase in expenses on a percentage-of-sales basis is primarily a result of costs associated with new stores as well as the leverage loss attributable to the lower than anticipated comparable store sales performance. The increase in absolute dollars is primarily due to costs associated with new store openings (new stores have higher occupancy costs, primarily rent, than the existing store base), as well as increased costs associated with the Company's expanded infrastructure (primarily larger distribution facilities and store support service capacity). These increases were offset, to some extent, by lower incentive accruals, one less week of operating expenses (fiscal 2000 reflects 52 weeks of operations compared to fiscal 1999 which is comprised of 53 weeks) and a non-recurring expense of approximately $1 million in fiscal 1999 relating to the Company's relocation of two of its distribution centers.

During fiscal 2000, the Company continued its major media advertising program, which includes a national television campaign featuring a celebrity spokesperson, significantly expanded use of radio promotions and increased print advertising. This program is partially funded each year through the support of the Company's vendor partners.


18                  TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

As a result of the foregoing factors, net income decreased 8.3% to $16.4 million in fiscal 2000 from $17.9 million in fiscal 1999. As a percent of sales, net income decreased 0.4 percentage point to 2.2% of sales in fiscal 2000 from 2.6% of sales in fiscal 1999.

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

At December 29, 2001, the Company's inventories had decreased $0.5 million to $222.0 million from $222.5 million at December 30, 2000. This decrease was primarily attributable to improvements in inventory management achieved through an enhanced replenishment system (a 5.8% reduction in average inventory per store compared to December 30, 2000). Short-term trade credit, which represents a source of financing for inventory, increased $10.7 million to $81.0 million at December 29, 2001 from $70.3 million at December 30, 2000. Trade credit arises from the Company's vendors granting extended payment terms for inventory purchases. Payment terms vary from 30 days to 180 days depending on the inventory product.

At December 29, 2001, the Company had working capital of $122.3 million, which represented a $11.4 million decrease from December 30, 2000. This decrease resulted primarily from a decrease in inventory (attributable mainly to the factors described above) with an increase in accounts payable and an increase in accrued expenses (mainly due to timing of payments, as well as higher incentive and insurance accruals), offset by an increase in prepaid expenses and other current assets (mainly construction-in-progress costs pertaining to planned sale/leaseback transactions respecting certain 2001 and 2002 new stores) and a decrease in current deferred income taxes. At December 30, 2000, the Company had working capital of $133.7 million, which represented a $16.4 million increase from January 1, 2000. This increase resulted primarily from an increase in inventory without a corresponding increase in accounts payable, an increase in prepaid expenses and other current assets (mainly construction-in-progress costs pertaining to planned sale/leaseback transactions respecting certain 2000 and 2001 new stores), an increase in cash and cash equivalents, a decrease in income taxes payable and a decrease in current deferred income taxes.

In November 2000, the Company entered into a three-year unsecured senior revolving credit facility with Bank of America, N.A., as agent for a lender group, (the "Senior Credit Facility") whereby the Company may borrow up to $125 million. This credit facility was used to refinance all outstanding indebtedness under the existing revolving credit agreement. (The Company amended its then existing credit agreement in November 1999 to increase the maximum total commitments to $75 million.) At December 29, 2001, the Company had $15.1 million of borrowings outstanding under the Senior Credit Facility. The Company expects to continue borrowing amounts under the Senior Credit Facility from time to time to fund its growth and expansion programs and as a source of seasonal working capital.

After the close of fiscal year 2001, the United States Bankruptcy Court approved a transaction for the sale of certain assets of Quality Stores, Inc., the Company's single largest national competitor. The Company purchased the real property for 24 stores, the lease rights to 76 stores and the furniture and fixtures from 100 stores. Total consideration, including estimated transaction costs, was approximately $35 million. The Company may sell and leaseback 20 of the real properties and sell four properties with expected proceeds of approximately $23 million. Alternatively, the Company may mortgage the related properties or otherwise obtain long-term financing. The Company plans to open 87 of the locations as new Tractor Supply stores by the middle of fiscal 2002 and to relocate existing Tractor Supply stores in nine other locations later in the same year. Capital expenditures to convert the stores to the Tractor


                    TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT                 19

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Supply format are expected to be $12 to $13 million and inventories for the converted stores are expected to total between $55 and $60 million. The Company believes that its cash flow from operations, borrowings available under its Senior Credit Facility and short-term trade credit will be sufficient to fund this expansion.

With this transaction, the Company has committed to a store growth plan in fiscal 2002 which is approximately four times the historical unit store growth plan for a single year. However, the Company has avoided the potential pitfalls of acquiring redundant headquarters and information systems. Further, the Company did not acquire any inventory, thus avoiding the challenges of integrating similar product with dissimilar packaging into its existing stock, as well as avoiding the challenge of liquidating other products which conflicts with the Company's existing product offerings. Rather, the Company has selected only the geographic markets that it believes have the greatest potential (many of which were part of the Company's previously established near-term growth plan) and the Company has already hired many store managers and district managers to operate these new stores. With this experienced retail workforce, the Company has developed an accelerated training program to complete the transition. Further, the Company believes it has the needed distribution capacity at its primary distribution center in Indiana to accommodate this increased volume. Organizational meetings with the Company's key vendor partners have been held, confirming a strong source of support and product supply, with extended payment terms and additional discounts. Enhancements to the Company's information systems that have been made over the last three years should provide the necessary systems support for this aggressive growth. Finally, the required additions to other functional areas (e.g. merchandising, human resources and accounting) that are needed to maintain the appropriate infrastructure for support are also substantially in place.

This aggressive expansion will occur in a more compressed timeframe than the Company's historical store growth. The Company expects to start receiving physical possession of the facilities in early March, with activities to renovate the facilities, train the personnel and stock the stores taking place at a very rapid pace. However, the Company has deployed numerous "store set-up" teams to achieve the state of readiness required to enable all such stores to be opened by July 1, 2002. The Company expects to incur no more than the typical level of per-store training and pre-opening costs associated with any store opening; however, due the more concentrated timeline of the pre-opening activity (approximately four months), the operating results are expected to be slightly dilutive for the full year. The timing of the completion of improvements to the new locations may make a significant difference in the results of operations for the first half and full year.

Operations provided net cash of $46.8 million in fiscal 2001, provided net cash of $10.2 million in fiscal 2000 and used net cash of $7.7 million in fiscal 1999. The generation of cash in fiscal 2001 resulted primarily from net income as well as inventories decreasing at a faster rate than accounts payable compared to the prior year. The generation of cash in fiscal 2000 resulted primarily from net income offset, in part, by inventories increasing at a faster rate than accounts payable compared to the prior year.

Cash used in investing activities of $10.7 million, $16.7 million and $19.6 million for fiscal 2001, 2000 and 1999, respectively, resulted primarily from capital expenditures for new, relocated and remodeled stores and for new merchandise and warehouse management systems, partially offset by proceeds from the sale of certain properties (primarily land and buildings) and the liquidation of certain life insurance policies (in fiscal 2001).

Financing activities in fiscal 2001 used $36.3 million in cash, which represented a $45.0 million decrease from the $8.7 million in cash provided in fiscal 2000. This decrease resulted primarily from net repayments of $34.9 million under the revolving credit agreement in fiscal 2001 compared to net borrowings of approximately $11.9 million in fiscal 2000, as well as repayments of long-term debt of $5.6 million in fiscal 2001 compared to $3.0 million in fiscal 2000. This decrease was offset, in part, by net proceeds from life insurance benefits of $2.5 million in fiscal 2001 and $1.9 million in proceeds from issuance of common stock in fiscal 2001. Financing activities in fiscal 2000 provided $8.7 million in cash, which represented a $7.4 million decrease from the $16.1 million in cash provided in fiscal 1999. This decrease resulted primarily from net borrowings of $11.9 million under the revolving credit agreement in fiscal 2000 compared to net borrowings of $19.1 million in 1999.

The Company's capital additions were $13.6 million, $17.4 million and $20.4 million in fiscal 2001, 2000 and 1999, respectively. The majority of the capital additions were for store fixtures, equipment and leasehold improvements for new stores and remodeling of existing stores as well as the merchandise and warehouse management system. The Company expects that its capital expenditures for fiscal 2002 will be approximately $18 million to $20 million for the base store openings plan of 25 new stores. Additionally, the Company has spent approximately $35 million (including transaction costs) for certain assets and lease rights for certain retail stores


20                  TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

formerly operated by Quality Stores, Inc. (The Company has received a waiver of the applicable restrictive loan covenants from its bank group for the transaction). This planned spending is predicated on the successful implementation of the Company's growth strategy through approximately 112 planned new store openings and ten to twelve relocations of existing stores. However, the Company cannot predict with certainty the amount of such expenditures because such new stores may be constructed, leased or acquired from others. The estimated cash required to open a new store is approximately $0.8 to $1.0 million, the majority of which is for the initial acquisition of inventory and capital expenditures, principally leasehold improvements, fixtures and equipment, and the balance of which is for store opening expenses.

The Company believes that its cash flow from operations, borrowings available under the Senior Credit Facility and short-term trade credit will be sufficient to fund the Company's operations and its capital expenditure plans, including store openings and renovations, over the next several years.

LITIGATION

The Company is involved in various litigation arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, these matters will be resolved without material adverse effect on the Company's consolidated financial position or results of operations. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in circumstances relating to these proceedings.

MARKET RISKS

The Company is exposed to changes in interest rates primarily from its variable-rate, long-term debt arrangements. Under its current policies, the Company uses interest rate swaps to manage exposure to interest rate changes for a portion of its debt arrangements. Taking into account the effects of interest rate swaps designated as hedges, a hypothetical 100 basis point adverse move (decrease) in interest rates along the entire interest rate yield curve would result in approximately $300,000 of additional interest expense and would not impact the fair market value of the long-term debt.

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

RECENT SEC DISCLOSURE GUIDANCE

In December 2001 and January 2002, the Securities and Exchange Commission issued financial reporting releases, FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" and FR-61, "Commission Statement about Management Discussion and Analysis ("MD&A") of Financial Condition and Results of Operations," respectively. FR-60 focuses on the need for more discussion about critical accounting policies. FR-61 focuses on additional disclosure relating to liquidity and capital resources, including off-balance sheet arrangements and related party transactions. The extent of the Company's off-balance sheet arrangements are limited to letters of credit, operating leases for buildings and equipment for retail stores, distribution centers and offices (see Notes 2 and 4 to the accompanying financial statements). The Company's only related party transactions are capital lease arrangements on six retail stores entered into in 1986 (see Note 9 to accompanying financial statements). The Company's critical accounting policies are disclosed in Note 1 to the accompanying financial statements.


                    TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT                 21

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, goodwill amortization ceases when the new standard is adopted. The new rule also requires an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. The Company adopted this Statement effective December 30, 2001. At December 29, 2001 the Company had unamortized negative goodwill of $175,000. Application of this Statement will result in the write-off of the remaining negative goodwill, increasing income before income taxes by $175,000 in the first quarter of fiscal 2002.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which provides clarifications of certain implementation issues within SFAS 121, along with additional guidance on the accounting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS 121 and applies to all long-lived assets (including discontinued operations) and consequently amended APB 30 "Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 develops one accounting model (based on the model in SFAS 121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company believes the adoption of this standard will not have a material effect on the Company's financial position or results of operations.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Tractor Supply Company

We have audited the consolidated balance sheet of Tractor Supply Company as of December 29, 2001, and the related consolidated statement of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of Tractor Supply Company as of December 30, 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 30, 2000, were audited by other auditors whose report dated, January 24, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tractor Supply Company at December 29, 2001, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.


                             /s/ Ernst & Young LLP

Nashville, Tennessee
January 18, 2002


22                  TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT

                        CONSOLIDATED STATEMENTS OF INCOME

                    (in thousands, except per share amounts)

                                                                                         FOR THE FISCAL YEAR ENDED
                                                                             --------------------------------------------------
                                                                            DECEMBER 29,        DECEMBER 30,         JANUARY 1,
                                                                                2001                2000                2000
                                                                            ------------        ------------         ----------
Net sales                                                                    $  849,799          $  759,037          $  688,082
Cost of merchandise sold                                                        621,455             558,630              06,831
                                                                             ----------          ----------          ----------
 Gross profit                                                                   228,344             200,407             181,251
Selling, general and administrative expenses                                    178,243             156,535             139,725
Depreciation and amortization                                                    11,254               9,889               7,311
                                                                             ----------          ----------          ----------
 Income from operations                                                          38,847              33,983              34,215
Interest expense, net                                                             4,494               6,387               4,104
Unusual item:  gain on life insurance                                             2,173                  --                  --
                                                                             ----------          ----------          ----------
 Income before income taxes                                                      36,526              27,596              30,111
Income tax provision                                                             10,752              11,206              12,237
                                                                             ----------          ----------          ----------
 Net income                                                                  $   25,774          $   16,390          $   17,874
                                                                             ==========          ==========          ==========
 Net income per share - basic                                                $     2.92          $     1.87          $     2.04
                                                                             ==========          ==========          ==========
 Net income per share - assuming dilution                                    $     2.85          $     1.87          $     2.02
                                                                             ==========          ==========          ==========

         The accompanying notes are an integral part of this statement.


                    TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT                23

                           CONSOLIDATED BALANCE SHEETS

                      (in thousands, except share amounts)

                                                                                                DECEMBER 29,         DECEMBER 30,
                                                                                                    2001                 2000
                                                                                                 ----------           ----------
ASSETS
Current assets:
  Cash and cash equivalents                                                                      $    8,927           $    9,145
  Accounts receivable, net                                                                            6,516                7,683
  Inventories                                                                                       221,979              222,535
  Prepaid expenses and other current assets                                                          14,540                7,870
                                                                                                 ----------           ----------
       Total current assets                                                                         251,962              247,233
                                                                                                 ----------           ----------

  Land                                                                                                6,365                6,449
  Buildings and improvements                                                                         72,682               67,985
  Machinery and equipment                                                                            53,250               49,304
  Construction in progress                                                                            5,699                1,605
                                                                                                 ----------           ----------
                                                                                                    137,996              125,343
  Accumulated depreciation and amortization                                                         (56,008)             (44,855)
                                                                                                 ----------           ----------
    Property and equipment, net                                                                      81,988               80,488
                                                                                                 ----------           ----------
    Deferred income taxes                                                                             2,741                1,112
    Other assets                                                                                      1,791                3,463
                                                                                                 ----------           ----------
       Total assets                                                                              $  338,482           $  332,296
                                                                                                 ==========           ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                                               $   80,974           $   70,294
  Accrued expenses                                                                                   42,943               33,929
  Current maturities of long-term debt                                                                2,142                3,145
  Current portion of capital lease obligations                                                          309                  279
  Income taxes currently payable                                                                      3,111                1,643
  Deferred income taxes                                                                                 174                4,212
                                                                                                 ----------           ----------
       Total current liabilities                                                                    129,653              113,502

Revolving credit loan                                                                                15,117               50,007
Other long-term debt                                                                                  5,537               10,131
Capital lease obligations                                                                             2,503                2,812
Other long-term liabilities                                                                           4,376                  808
                                                                                                 ----------           ----------
       Total liabilities                                                                            157,186              177,260
                                                                                                 ----------           ----------
Commitments and contingencies

Stockholders' equity:
  Common stock, 100,000,000 shares authorized; $.008 par value; 8,937,651 and
  8,792,527 shares issued and outstanding in 2001and 2000, respectivelY                                  71                   70
  Additional paid-in capital                                                                         44,916               43,009
  Retained earnings                                                                                 137,731              111,957
  Accumulated other comprehensive loss, net                                                          (1,422)                  --
                                                                                                 ----------           ----------
       Total stockholders' equity                                                                   181,296              155,036
                                                                                                 ----------           ----------

       Total liabilities and stockholders' equity                                                $  338,482           $  332,296
                                                                                                 ==========           ==========

         The accompanying notes are an integral part of this statement.


24                  TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT

                       CONSOLIDATED STATEMENTS OF CHANGES
                             IN STOCKHOLDERS EQUITY

                                 (in thousands)

                                                                                                     ACCUMULATED
                                                                ADDITIONAL                              OTHER           TOTAL
                                                    COMMON       PAID-IN          RETAINED          COMPREHENSIVE    STOCKHOLDERS'
                                                     STOCK       CAPITAL          EARNINGS               LOSS           EQUITY
                                                    ------      ----------       ---------          -------------    -------------
Stockholders' equity at
 December 26, 1998                                   $  70      $  42,213       $   77,693            $       0       $  119,976

 Issuance of common stock under employee
  stock purchase plan (13,752 shares)                                 298                                                    298
 Exercise of stock options (7,249 shares)                             157                                                    157
 Net income                                                                         17,874                                17,874
                                                     -----      ---------       ----------            ---------       ----------

Stockholders' equity at
 January 1, 2000                                        70         42,668           95,567                    0          138,305

 Issuance of common stock under employee
  stock purchase plan (23,421 shares)                                 341                                                    341
 Net income                                                                         16,390                                16,390
                                                     -----      ---------       ----------            ---------       ----------

Stockholders' equity at
 December 30, 2000                                      70         43,009          111,957                    0          155,036

 Issuance of common stock under employee
  stock purchase plan (34,715 shares)                                 380                                                    380
 Exercise of stock options (66,439 shares)               1          1,235                                                  1,236
 Tax benefit on disqualifying disposition
  of stock options                                                    292                                                    292
 Net income  (Note 7)                                                               25,774                                25,774
 Other comprehensive loss related to
  interest rate swap agreement, net                                                                      (1,422)          (1,422)
                                                                                                                      ----------
 Comprehensive income                                                                                                     24,352
                                                     -----      ---------       ----------            ---------       ----------

Stockholders' equity at
 December 29, 2001                                   $  71      $  44,916       $  137,731            $  (1,422)      $  181,296
                                                     =====      =========       ==========            =========       ==========


                    TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT                25

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                                                                         FOR THE FISCAL YEAR ENDED
                                                                            ---------------------------------------------------
                                                                            DECEMBER 29,        DECEMBER 30,         JANUARY 1,
                                                                                2001                2000                2000
                                                                            ------------        ------------         ----------
Cash flows from operating activities:
  Net income                                                                 $   25,774           $   16,390           $   17,874
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation and amortization                                               11,254                9,889                7,311
     Gain on disposition of property and equipment                                  (60)                (241)                (104)
     Gain on proceeds from life insurance                                        (2,173)                  --                   --
     Deferred income taxes                                                       (5,667)              (3,258)                (180)
  Change in assets and liabilities:
     Accounts receivable                                                          1,167                 (918)              (1,187)
     Inventory                                                                      556              (15,210)             (35,576)
     Prepaid expenses and other current assets                                   (6,670)              (3,025)               1,456
     Accounts payable                                                            10,680               10,530               (1,136)
     Accrued expenses                                                             9,014                 (108)               4,427
     Income taxes currently payable                                               1,468               (2,492)                   1
     Other                                                                        1,462               (1,384)                (605)
                                                                             ----------           ----------           ----------
  Net cash provided by (used in) operating activities                            46,805               10,173               (7,719)
                                                                             ----------           ----------           ----------
Cash flows from investing activities:
  Capital expenditures                                                          (13,569)             (17,358)             (20,368)
  Proceeds from sale of property and equipment                                    1,376                  634                  816
  Liquidation of life insurance policies                                          1,499                   --                   --
                                                                             ----------           ----------           ----------
  Net cash used in investing activities                                         (10,694)             (16,724)             (19,552)
                                                                             ----------           ----------           ----------

Cash flows from financing activities:
  Net borrowings (repayment) under revolving credit agreement                   (34,890)              11,881               19,126
  Repayment of long term debt                                                    (5,597)              (3,049)              (2,960)
  Principal payments under capital lease obligations                               (279)                (468)                (560)
  Net proceeds from life insurance death benefit                                  2,529                   --                   --
  Net proceeds from issuance of common stock                                      1,908                  341                  455
                                                                             ----------           ----------           ----------
  Net cash provided by (used in) financing activities                           (36,329)               8,705               16,061
                                                                             ----------           ----------           ----------
Net increase (decrease) in cash                                                    (218)               2,154              (11,210)
Cash and cash equivalents at beginning of year                                    9,145                6,991               18,201
                                                                             ----------           ----------           ----------
Cash and cash equivalents at end of year                                     $    8,927           $    9,145           $    6,991
                                                                             ==========           ==========           ==========

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest                                                                $    4,338           $    6,423           $    4,026
     Income taxes                                                                13,770               16,324               12,937
  Non-cash investing and financing activities:
     Capital lease-buildings                                                         --                   --                1,581

         The accompanying notes are an integral part of this statement.


26                  TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF BUSINESS

Tractor Supply Company is a specialty retailer, which supplies the daily farm and ranch maintenance needs of its target customers: hobby, part-time and full-time farmers and ranchers, as well as suburban customers, contractors and tradesmen. The Company, which was founded in 1938,operated 323 retail farm stores in 28 states as of December 29,2001.

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to December 31. Fiscal years 2001 and 2000 consist of 52 weeks, while fiscal year 1999 consists of 53 weeks.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States inherently requires estimates and assumptions by management that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures. Actual results could differ from those estimates. Significant estimates and assumptions by management primarily impact the following key financial areas:

         INVENTORY VALUATION

         The Company identifies potentially excess and slow-moving inventory by evaluating turn rates and overall inventory levels. Excess quantities are identified through the application of benchmark turn targets and historical sales experience. Further, exposure to inadequate realization of carrying value is identified through analysis of gross margin achievement and markdown experience, in combination with all merchandising initiatives.

         INVENTORY SHRINKAGE

         The Company estimates its expected shrinkage of inventory between physical inventory counts by assessing the chain-wide average shrinkage experience rate, applied to the related periods' sales volume. Such assessments are updated on a regular basis for the most recent individual store experiences.

         SALES RETURNS

         The Company generally honors customer refunds within 30 days of the original purchase, with the supporting receipt. The Company estimates its reserve for likely customer returns based on the average refund experience in relation to sales for the related period. Due to the seasonality of the Company's sales, the refund experience can vary, depending on the fiscal quarter of measurement.

REVENUE RECOGNITION

The Company recognizes revenue at the time of customer purchase. A provision is made for expected refunds attributed to customer returns.


                    TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT                27

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CASH FLOWS

The Company considers temporary cash investments, with a maturity of three months or less when purchased, to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has cash and cash equivalents, short-term trade receivables and payables and long-term debt instruments, including capital leases. The carrying values of cash and cash equivalents, trade receivables and trade payables equal current fair value. The terms of the Company's revolving credit agreement and term loan agreement include variable interest rates, which approximate current market rates. (Notes 2 and 3)

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company has entered into an interest rate swap agreement as a means of managing its interest rate exposure. This agreement has the effect of converting certain of the Company's variable rate obligations to fixed rate obligations. Net amounts paid or received are reflected as adjustments to interest expense.

On December 31, 2000, the Company adopted Statements of Financial Accounting Standards Nos. 133, 137, and 138 (collectively "SFAS 133") pertaining to the accounting for derivatives and hedging activities. SFAS 133 requires the Company to recognize all derivative instruments in the balance sheet at fair value. The adoption of SFAS 133 impacts the accounting for the Company's interest rate swap agreement. The Company's interest rate swap agreement is designated as a cash flow hedge.

Upon adoption of SFAS 133, the Company recorded the fair value of the interest rate swap in its consolidated balance sheet. Thereafter, the Company adjusts the carrying value of the interest rate swap to reflect its current fair value. The related gain or loss on the swap is deferred in stockholders' equity (as a component of comprehensive income). The deferred gain or loss is recognized in income in the period in which the related interest rate payments being hedged have been recognized as expense. However, to the extent that the change in value of an interest rate swap contract does not perfectly offset the change in the interest rate payments being hedged, that ineffective portion is immediately recognized as expense.

INVENTORIES

Inventories consist primarily of farm maintenance and animal and pet products, general maintenance products, lawn and garden products, light truck equipment and work clothing. All inventories are stated at the lower of cost or market, with cost being determined on the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method of accounting for inventory had been used, inventories would have been approximately $6,631,000 and $5,056,000 higher than reported at December 29, 2001 and December 30, 2000, respectively.

FREIGHT COSTS

The Company incurs various types of transportation and delivery costs in connection with inventory purchases and distribution. Such costs are included as a component of the overall cost of merchandise.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. An impairment is recognized when the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. Accordingly, when the Company commits to relocate or close a store, the estimated unrecoverable costs are charged to operating expenses. Such costs include the estimated loss on the sale of land and buildings, the book value of abandoned fixtures, equipment and leasehold improvements, and a provision for the present value of future lease obligations, less estimated sub-lease income.


28                  TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PROPERTY AND EQUIPMENT

The Company owns the land and buildings for 65 of its stores. Property and equipment are carried at cost. The Company's buildings, furniture, fixtures, equipment and computer software are depreciated using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are amortized using the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter. The Company's property and equipment is depreciated using the following estimated useful lives:

                                                           Life
                                                           ----
         Buildings                                    30 - 35 years
         Leasehold improvements                        5 - 15 years
         Furniture, fixture and equipment              5 - 10 years
         Computer software                             3 -  5 years

STORE OPENING COSTS

Non-capital expenditures incurred in connection with opening new stores are expensed as incurred.

ADVERTISING COSTS

Advertising costs consist of expenses incurred in connection with newspaper circulars, television and radio, as well as newspaper advertisements and other promotions. Expenses incurred are charged to operations at the time the related advertising first takes place. Advertising expenses, net of vendor-provided funding, for fiscal 2001, 2000 and 1999 were approximately $5,012,000, $8,063,000, and, $8,806,000, respectively.

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

EXCESS OF FAIR VALUE OF ASSETS ACQUIRED OVER COST

The unallocated excess of fair value of assets acquired over cost (negative goodwill) of approximately $3,590,000 is being amortized over 20 years on a straight-line basis.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, goodwill amortization ceases when the new standard is adopted. The new rule also requires an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. The Company adopted this Statement effective the first day of fiscal 2002. At December 29, 2001 the Company had unamortized negative goodwill of $175,000. Application of this Statement will result in the write-off of the remaining negative goodwill, increasing income before income taxes by $175,000 in the first quarter of fiscal 2002.

STOCK-BASED COMPENSATION PLANS

As allowed by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," the Company has elected to account for its stock-based compensation plans under the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No.25"), "Accounting for Stock Issued to Employees." Under APB No. 25, compensation expense would be recorded on the date of grant if the current market price of the underlying stock exceeded the exercise price. The Company has adopted the disclosure requirements of SFAS 123.


                    TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT                29

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NET INCOME PER SHARE

Statement of Financial Accounting Standards No. 128 - Earnings per Share ("SFAS 128") requires companies with complex capital structures that have publicly held common stock or common stock equivalents to present both basic and diluted earning per share ("EPS") on the face of the income statement. As provided by SFAS 128, basic EPS is calculated as income available to common stockholders divided by the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method for options and warrants (Note 8).

NOTE 2 - REVOLVING CREDIT AGREEMENT:

In November 2000, the Company entered into a three-year unsecured senior revolving credit facility with Bank of America, N.A., as agent for a lender group, (the "Senior Credit Facility") whereby the Company may borrow up to $125 million. This credit facility was used to refinance all outstanding indebtedness under the existing $75 million revolving credit agreement. Of the total $125 million commitment at December 29, 2001, $3.9 million has been utilized for the issuance of letters of credit relating to insurance policies and import merchandise. The outstanding borrowings under this Senior Credit Facility totaled $15.1 million at December 29, 2001. The balance of funds available under the Senior Credit Facility may be utilized for borrowings or other letters of credit. All borrowings under the Senior Credit Facility bear interest, at the Company's option, at either the base rate of the agent (4.75% at December 29, 2001) or the LIBOR rate (1.88% at December 29, 2001) plus an additional amount ranging from .75% to 1.5% per annum, adjusted quarterly based on Company performance (1.00% at December 29, 2001). The Company is also required to pay, quarterly in arrears, a commitment fee ranging from .20% to .35% per annum, adjusted quarterly based on Company performance, on the average daily unused portion of the credit line. There are no compensating balance requirements associated with the Senior Credit Facility.

In October 2001, the Company extended the Senior Credit Facility by one year, thus setting the maturity to November 2004.

The Senior Credit Facility contains certain restrictions regarding additional indebtedness; capital expenditures; business operations; guarantees; investments; mergers, consolidations and sales of assets; transactions with subsidiaries or affiliates; and liens. In addition, the Company must comply with certain quarterly restrictions (based on a rolling four-quarters basis) regarding net worth, leverage ratio, fixed charge coverage and current ratio requirements. The Company was in compliance with all covenants at December 29, 2001.

In November 1999, the Company entered into an amendment (the "Third Amendment") to its then existing revolving credit agreement, whereby the Company (i) increased the maximum total commitments available thereunder from $60 million to $75 million. There were no changes to any of the other material terms and conditions of the revolving credit agreement as a result of the Third Amendment.

NOTE 3 - OTHER LONG-TERM DEBT:

In June 1998, the Company entered into a loan agreement (the "Loan Agreement") and term note (the "Term Note") pursuant to which the Company borrowed $15 million. Until amended as discussed below, the Term Note carried interest at the rate of 6.75% per annum until its maturity in June 2005. The Term Note requires monthly payments equal to $178,572, plus accrued interest, through June 2005. There are no compensating balance requirements associated with the Loan Agreement. The Loan Agreement is unsecured. In November 2000, in connection with the closing of the Senior Credit Facility, the Company amended the Loan Agreement and Term Note. The terms of the agreement were amended to provide that the existing indebtedness would both mature and bear interest under the same provision as that in the Senior Credit Facility and the restrictive covenants would be modified to be the same as those in the Senior Credit Facility (Note
2). The Company was in compliance with all covenants at December 29, 2001.


30                  TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In April 1988, the Company issued notes (the "Mortgage Notes") pursuant to a Note Agreement, which was amended in April 1991, February 1992 and July 1993 (the "Mortgage Loan Agreement"). The Mortgage Notes bear interest at a minimum 10.32% rate until their maturity in January 2004. The Mortgage Notes require monthly payments, including interest, of approximately $109,000 through January 2004. As of December 30, 2000 the Mortgage Notes remaining balance was approximately $3,456,000, of which $1,004,000 was included in current maturities of long-term debt. In August 2001, the Company prepaid the remaining outstanding balance on the Mortgage Notes.

NOTE 4 - LEASES:

The Company leases the majority of its office, warehouse/distribution and retail space, transportation equipment and other equipment under various noncancelable operating leases. The leases have varying terms and expire at various dates through October 2018. The store leases typically have initial terms of between 10 and 15 years, with one to three renewal periods of five years each, exercisable at the Company's option. Generally, most of the leases require the Company to pay taxes, insurance and maintenance costs.

Total rent expense for fiscal 2001, 2000 and 1999 was approximately $36,733,000, $31,620,000, and $25,453,000, respectively.

Future minimum payments, by year and in the aggregate, under leases with initial or remaining terms of one year or more consist of the following (in thousands):

                                                                                     CAPITAL                    OPERATING
                                                                                     LEASES                       LEASES
                                                                                    --------                    ---------
         2002                                                                       $    581                    $  30,675
         2003                                                                            579                       29,512
         2004                                                                            536                       28,024
         2005                                                                            497                       27,090
         2006                                                                            166                       25,638
         Thereafter                                                                    3,691                      135,669
                                                                                    --------                    ---------
         Total minimum lease payments                                                  6,050                    $ 276,608
         Amount representing interest                                                 (3,238)                   =========
         Present values of net minimum lease payments                                  2,812
                                                                                    --------
         Less: current portion                                                          (309)
                                                                                    --------
         Long-term capital lease obligations                                        $  2,503
                                                                                    ========

NOTE 5- INCOME TAXES:

The provision for income taxes consists of the following (in thousands):

                                                                      2001                2000                1999
                                                                   ---------           ---------           ---------
         Current tax expense:
            Federal                                                $  13,159           $  11,200           $   9,774
            State                                                      2,358               3,264               2,643
                                                                   ---------           ---------           ---------
            Total current                                             15,517              14,464              12,417
                                                                   ---------           ---------           ---------

         Deferred tax expense:
            Federal                                                   (4,154)             (2,337)               (172)
            State                                                       (611)               (921)                 (8)
                                                                   ---------           ---------           ---------
            Total deferred                                            (4,765)             (3,258)               (180)
                                                                   ---------           ---------           ---------
         Total provision                                           $  10,752           $  11,206           $  12,237
                                                                   =========           =========           =========


                    TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT                31

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                                              DECEMBER 29,      DECEMBER 30,
                                                                                                  2001              2000
                                                                                              ------------      ------------
         Current tax assets:
               Inventory valuation                                                              $  3,857          $  4,288
               Other                                                                               3,222             2,779
                                                                                                --------          --------
                                                                                                   7,079             7,067
                                                                                                --------          --------
         Current tax liabilities:
               Inventory basis difference                                                          6,557            10,565
               Other                                                                                 696               714
                                                                                                --------          --------
                                                                                                   7,253            11,279
                                                                                                --------          --------
         Net current tax liabilities                                                            $    174          $  4,212
                                                                                                ========          ========

         Non-current tax assets:
               Capital lease obligation basis difference                                        $  1,206          $  1,368
               Fixed assets basis difference                                                         904               170
               Interest rate swap                                                                    902
               Other                                                                               2,826             2,317
                                                                                                --------          --------
                                                                                                   5,838             3,855
                                                                                                --------          --------
         Non-current tax liabilities:
               Depreciation                                                                        2,345             1,868
               Capital lease assets basis difference                                                 752               875
                                                                                                --------          --------
                                                                                                   3,097             2,743
                                                                                                --------          --------
         Net non-current tax assets                                                             $  2,741          $  1,112
                                                                                                ========          ========

Management has evaluated the need for a valuation allowance for all, or a portion of the deferred tax assets and believes that all of the deferred tax assets will more likely than not be realized through the future earnings of the Company.

A reconciliation of the provision for income taxes to the amounts computed at the federal statutory rate is as follows (in thousands):

                                                                               2001                2000                1999
                                                                            ---------           ---------           ---------
         Tax provision at statutory rate                                    $  12,784           $   9,659           $  10,539
         Tax effect of:
               State income taxes, net of federal tax benefit                   1,369               1,577               1,721
               Life insurance proceeds                                           (926)                 --                  --
               Previously accrued income taxes                                 (2,500)                 --                  --
               Amortization of negative goodwill                                  (63)                (73)                (63)
               Other                                                               88                  43                  40
                                                                            ---------           ---------           ---------
                                                                            $  10,752           $  11,206           $  12,237
                                                                            =========           =========           =========

The Company reevaluated its tax exposure during the quarter ended December 29, 2001 and, as a result of the favorable resolution of certain tax issues, along with the closing of open tax years, reduced previously accrued income tax liabilities by $2.5 million.

32                  TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - CAPITAL STOCK:

The authorized capital stock of the Company consists of common stock and preferred stock. The Company is authorized to issue 100,000,000 shares of Common Stock. The Company is also authorized to issue 40,000 shares of Preferred Stock, with such designations, rights and preferences as may be determined from time to time by the Board of Directors.

NOTE 7 - COMPREHENSIVE INCOME:

Comprehensive income includes net income and changes in the fair value of the Company's interest rate swap agreement, which qualifies for hedge accounting. Comprehensive income totaled $24.4 million for fiscal 2001 compared to $16.4 million for fiscal 2000. The difference between net income and comprehensive income for fiscal 2001 is the result of a $1.4 million unrealized loss (net of estimated tax benefit of $0.9 million) on the swap agreement recognized in accordance with SFAS 133. As of December 29, 2001, the Company expects to reclassify approximately $0.9 million of net losses on interest rate swaps from accumulated other comprehensive loss to earnings over the next twelve months.

NOTE 8 - NET INCOME PER SHARE:

Net income per share is calculated as follows (in thousands, except per share amounts):

                                                                                                         2001
                                                                                      ------------------------------------------
                                                                                                                        PER SHARE
                                                                                        INCOME           SHARES           AMOUNT
                                                                                      ---------          ------         ---------
         Basic net income per share:
             Net income                                                               $  25,774           8,824          $  2.92
                                                                                                                         =======
             Dilutive stock options outstanding                                                             217
                                                                                      ---------          ------
         Diluted net income per share                                                 $  25,774           9,041          $  2.85
                                                                                      =========          ======          =======

                                                                                                         2000
                                                                                      ------------------------------------------
                                                                                                                        PER SHARE
                                                                                        INCOME           SHARES           AMOUNT
                                                                                      ---------          ------         ---------
         Basic net income per share:
             Net income                                                               $  16,390           8,782          $  1.87
                                                                                                                         =======
             Dilutive stock options outstanding                                                               0
                                                                                      ---------          ------
         Diluted net income per share                                                 $  16,390           8,782          $  1.87
                                                                                      =========          ======          =======

                                                                                                          1999
                                                                                      ------------------------------------------
                                                                                                                        PER SHARE
                                                                                        INCOME           SHARES           AMOUNT
                                                                                      ---------          ------         ---------
         Basic net income per share:
             Net income                                                               $  17,874           8,761          $  2.04
                                                                                                                         =======
             Dilutive stock options outstanding                                                              75
                                                                                      ---------          ------
         Diluted net income per share                                                 $  17,874           8,836          $  2.02
                                                                                      =========          ======          =======


                    TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT                33

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - RELATED PARTY TRANSACTIONS:

In 1986, the Company entered into capitalized sale-leaseback transactions with certain officers of the Company for seven of its stores. The Company sold, leased back and provided the financing for these properties at estimated fair values totaling $2,575,000. The related gains arising from the sale of these properties have been deferred and are being amortized on a straight-line basis over the terms of the related leases. Properties under capital leases acquired through sale-leaseback transactions have been reduced by the related deferred gains on the properties and are classified with property and equipment. The leases have basic terms of 20 years with options to renew for two successive five-year terms. The Company has an option to purchase the leased properties after December 31, 1995. Rent payments under these leases were approximately $361,000 in fiscal 2001, $393,000 in 2000 and $425,000 in 1999. All the officers have repaid their outstanding obligations under these notes to the Company. In June 2000, the Company closed operations at one of these seven facilities. In December 2000, the Company paid $200,000 to terminate the lease on the facility. The balance of the remaining six capitalized lease obligations, included in total capital lease obligations at December 29, 2001, was $869,000.

Prior to fiscal 2001, the Company leased its management headquarters from a partnership in which certain stockholders of the Company are general partners. In December 2000, the management headquarters was sold to an unrelated third party. The remaining lease term is six years, with the Company having exercised both remaining five-year renewal options in fiscal 1996, with monthly rent set at $35,000 and $39,000 per month, respectively. Rent payments made to related parties under this lease were $385,000 in fiscal 2000 and $420,000 in fiscal 1999.

NOTE 10 - RETIREMENT BENEFIT PLAN:

The Company has a defined contribution benefit plan, the Tractor Supply Company Restated 401(k) Retirement Plan (the "Plan"), which provides retirement and other benefits for the Company's employees. Employees become eligible for participation at age 21 and upon completion of 12 consecutive months of employment and 1,000 hours or more of service. The Company matches 100% of the employee's elective contributions up to 3% of the employee's compensation plus 50% of the employee's elective contributions from 3% to 7% of the employee's compensation. In no event shall the total Company match made on behalf of the employee exceed 5% of the employee's compensation in any Plan year. Through January 1, 2000, the employer's contribution is vested 20% each year starting at two years of service. Effective January 1, 2000 the Company amended the Plan ("Amendment No. 2"). In accordance with Amendment No. 2, the Company matches 100% of the employee's elective contributions up to 3% of the employee's compensation plus 50% of the employee's elective contributions from 3% to 6% of the employee's compensation. In no event shall the total Company match made on behalf of the employee exceed 4.5% of the employee's compensation. Effective in fiscal 2000, all employer contributions are immediately 100% vested. Company contributions to the Plan during fiscal 2001, 2000 and 1999 were approximately $1,022,000 (net of applied forfeitures of $98,000), $521,000 (net of applied forfeitures of $677,000), and $969,000, respectively.

NOTE 11 - STOCK-BASED COMPENSATION PLANS:

Fixed Stock Option Plan

The Company has stock option plans for officers, directors (including non-employee directors) and key employees which reserves 2,000,000 shares of common stock for future issuance. According to the terms of the plans, the per share exercise price of options granted shall not be less than the fair market value of the stock on the date of grant and such options will expire no later than ten years from the date of grant. In the case of a stockholder owning more than 10% of the outstanding voting stock of the Company, the exercise price of an incentive stock option may not be less than 110% of the fair market value of the stock on the date of grant and such options will expire no later than five years from the date of grant. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable on a tax deferred basis for the first time by an individual in any calendar year may not exceed $100,000. Options granted generally vest one-third each year beginning on the third anniversary date of the grant and expire after ten years, provided, however, that options granted to non-employee directors vest one-third each year beginning on the first anniversary of the grant.

34                  TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Plan activity is summarized as follows:

                                                           NUMBER OF             WEIGHTED AVERAGE
                                                             SHARES               EXERCISE PRICE
                                                          -----------            ----------------
         Outstanding at December 26, 1998                    514,750                  $ 19.21

         Exercised                                            (7,249)                 $ 21.66
         Granted                                             218,000                  $ 25.58
         Canceled                                           (124,001)                 $ 20.91
                                                          ----------
         Outstanding at January 1, 2000                      601,500                  $ 21.14

         Granted                                             371,000                  $ 14.13
         Canceled                                           (135,667)                 $ 19.02
                                                          ----------

         Outstanding at December 30, 2000                    836,833                  $ 18.38

         Exercised                                           (66,439)                 $ 18.60
         Granted                                             396,000                  $ 13.43
         Canceled                                           (119,683)                 $ 18.04
                                                          ----------
         Outstanding at December 29, 2001                  1,046,711                  $ 16.53
                                                          ==========

The following table summarizes information concerning currently outstanding and exercisable options:

                                                               OPTIONS OUTSTANDING
                                                            -------------------------
                                                             WEIGHTED
                                                              AVERAGE        WEIGHTED
                                                             REMAINING       AVERAGE
                        RANGE OF             NUMBER         CONTRACTUAL      EXERCISE          OPTIONS
         YEAR        EXERCISE PRICES      OUTSTANDING          LIFE            PRICE         EXERCISABLE
         ----        ---------------      -----------       -----------      --------        -----------
         1994        $21.50 - $27.00          11,000           2.19           $ 22.00           11,000
         1995        $21.31 - $22.13          18,000           3.10           $ 22.07           18,000
         1996        $21.38 - $25.13          41,083           4.07           $ 21.38           41,083
         1997        $17.75 - $20.00         145,394           5.47           $ 18.52          100,384
         1998        $14.44 - $24.31          14,834           6.19           $ 19.43            6,235
         1999        $25.81 - $26.75         134,000           7.06           $ 25.84            7,705
         2000        $14.94 - $15.16         264,000           8.09           $ 14.94            3,630
         2000                 $ 8.95          50,000           8.84           $  8.95               --
         2001                 $13.43         368,400           9.08           $ 13.43               --
                                          ----------                                          --------
                                           1,046,711                                           188,037
                                          ==========                                          ========

Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB Statement No. 123, the Company's pro forma net income and net income per share, for fiscal 2001, 2000 and 1999, would have been as follows (in thousands, except per share amounts):

                                                             2001                 2000                 1999
                                                           --------             --------             --------
Net income                        As reported              $ 25,774             $ 16,390             $ 17,874
                                  Pro forma                $ 24,852             $ 15,667             $ 17,179

Net income per share - basic      As reported              $   2.92             $   1.87             $   2.04
                                  Pro forma                $   2.82             $   1.79             $   1.96

Net income per share - diluted    As reported              $   2.85             $   1.87             $   2.02
                                  Pro forma                $   2.75             $   1.79             $   1.94


                    TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT                35

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

                                                                               2001           2000          1999
                                                                             -------        -------       --------
         Expected volatility                                                   43.8%          39.8%          37.8%
         Risk-free interest rate                                                5.1%           5.5%           6.5%
         Average expected life (years)                                          7.5           7.25             7.5
         Dividend yield                                                           0%             0%             0%

         Weighted average fair value                                         $ 7.43         $ 7.11        $ 12.95

Employee Stock Purchase Plan

The Company provides an Associate Stock Purchase Plan (the "ASPP") whereby eligible employees of the Company have the opportunity to purchase, through payroll deductions, shares of common stock of the Company at a 15% discount. Pursuant to the terms of the ASPP, the Company issued 34,715, 23,421and 13,752 shares of common stock in fiscal 2001, 2000 and 1999, respectively.

NOTE 12 - GAIN ON PROCEEDS FROM LIFE INSURANCE:

In April 2001, a former executive of the Company, on whom the Company carried a life insurance policy, passed away. As a result of the related coverage, the Company realized a $2.1 million gain on the benefit proceeds.

NOTE 13 - LITIGATION:

The Company is involved in various litigation arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, these matters will be resolved without material adverse effect on the Company's consolidated financial position or results of operations. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in circumstances relating to these proceedings.

NOTE 14 - SUBSEQUENT EVENT:

On December 31, 2001, the Company, through a recently formed joint venture with Great American Group, Gordon Brothers Retail Partners, LLC and DJM Asset Management LLC, was the successful bidder at a liquidation bankruptcy auction for the buildings, improvements, fixtures and lease rights of certain retail stores formerly operated by Quality Stores, Inc., a debtor and debtor in possession under Chapter 11 of the United States Bankruptcy Code. The bid, which has been approved by the United States Bankruptcy Court for the Western District of Michigan, provides for the Joint Venture to act as exclusive agent for the disposition of substantially all of the store assets located in New York, Pennsylvania, Virginia, Maryland, West Virginia, Delaware, Kentucky, Ohio, Indiana and Michigan. The bid totaled $34 million and was funded entirely through the Senior Credit Facility.

Under its agreement with the other joint venture partners, the Company has agreed to purchase the buildings for 24 retail stores, to assume the building lease rights for 76 additional retail stores and to purchase the related equipment, furniture and fixtures. After a complete liquidation of the existing inventory by other members of the joint venture, the Company expects to reopen 87 retail stores in its own format by the middle of fiscal 2002, to relocate existing stores in nine other locations and to sell four of the properties.


36                  TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT

                         BOARD OF DIRECTORS AND OFFICERS

                               BOARD OF DIRECTORS

JOSEPH H. SCARLETT, JR.
Chairman of the Board and Chief Executive Officer
Tractor Supply Company

THOMAS O. FLOOD
Retired Senior Vice President
Tractor Supply Company

JOSEPH D. MAXWELL (3)
Retired Vice President
Tractor Supply Company

S.P. BRAUD (1)(*)(2)(3)(4)
Retired Chief Financial Officer
Service Merchandise Company, Inc. and
President and Director, Braud Design/Build, Inc.

GERARD E. JONES (1)(2)(3)(*)
Of Counsel to
Shipman & Goodwin LLP

SAM K. REED (1)(2)(*)(4)(*)
Vice Chairman and Director
Kellogg Company

JOSEPH M. RODGERS (1)(2)(4)
Chairman of the Board
The JMR Group, an investment firm, and
former U.S. Ambassador to France

(1)      Audit Committee

(2)      Compensation Committee

(3)      Nominating Committee

(4)      Corporate Governance Committee

 *       Committee Chairman

                                    [PHOTO]
                        TRACTOR SUPPLY SENIOR EXECUTIVES:
       JERRY BRASE, STAN RUTA, JIM WRIGHT, JOE SCARLETT AND CAL MASSMANN.

                                    OFFICERS

JOSEPH H. SCARLETT, JR.
Chairman of the Board and Chief Executive Officer

JAMES F. WRIGHT
President and Chief Operating Officer

GERALD W. BRASE
Senior Vice President-Merchandising

CALVIN B. MASSMANN
Senior Vice President-
Chief Financial Officer and Treasurer

STANLEY L. RUTA
Senior Vice President-Store Operations

JOHN W. ATKINS
Vice President-Information Technology

BLAKE A. FOHL
Vice President-Marketing

MARK D. GILLMAN
Vice President-Store Operations

LAWRENCE GOLDBERG
Vice President-Logistics

STEPHEN E. HULL
Vice President-Real Estate

DAVID C. LEWIS
Vice President-Controller and
Corporate Secretary

GARY M. MAGONI
Vice President-Store Operations

THOMAS P. PARRISH
Vice President-Divisional Merchandise Manager

KIMBERLY D. VELLA
Vice President-Human Resources


                    TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT                37

                              CORPORATE INFORMATION

CORPORATE ADDRESS:
Tractor Supply Company
320 Plus Park Boulevard
Nashville, Tennessee 37217
(615) 366-4600

TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
(781) 575-3400

INDEPENDENT AUDITORS
Ernst & Young LLP
Bank of America Plaza
414 Union Street, Suite 2100
Nashville, Tennessee 37219

STOCK EXCHANGE LISTING
The Nasdaq National Market
Ticker Symbol: TSCO

INTERNET ADDRESS:
www.tractorsupplyco.com

ANNUAL MEETING
The Annual Meeting of
Stockholders will be held at
10:00 a.m., April 18, 2002 at the
Company's Store Support Center,
320 Plus Park Boulevard,
Nashville, Tennessee, 37217

NUMBER OF STOCKHOLDERS

As of January 31, 2002 there were approximately 76 stockholders of record. This number excludes individual stockholders holding stock under nominee security position listings.

FORM 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be sent to any stockholder upon written request to the Company.

QUARTERLY STOCK PRICE RANGE

                                      HIGH              LOW
                                    -------           -------
FISCAL 2001:
 First Quarter                      $ 14.94           $  8.50
 Second Quarter                     $ 16.45           $ 13.50
 Third Quarter                      $ 24.48           $ 14.80
 Fourth Quarter                     $ 34.98           $ 17.47

                                      HIGH              LOW
                                    -------           -------
FISCAL 2000:
 First Quarter                      $ 21.00           $ 14.63
 Second Quarter                     $ 22.00           $ 12.00
 Third Quarter                      $ 17.19           $  9.69
 Fourth Quarter                     $ 11.06           $  6.50

THE TRACTOR SUPPLY FLAG CORPS PREPARES TO RAISE "OLD GLORY" AT THE FLAG DEDICATION AND CEREMONY ON NOVEMBER 9, 2001.


38                  TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT

                         THIS IS TRACTOR SUPPLY COMPANY

                                     [PHOTO]

            JOE SCARLETT AND SENIOR MANAGEMENT BURST THROUGH A BANNER DURING THE VENDOR CONFERENCE TO "PUMP" UP THE VENDOR PARTNERS.

                                    [PHOTO]

   IN JULY OF 2001, PRESIDENT GEORGE W. BUSH MET WITH REPRESENTATIVES OF THE FARMING AND RANCHING INDUSTRY AT THE BILLINGS, MONTANA TRACTOR SUPPLY STORE.

                                    [PHOTO]

                 TRACTOR SUPPLY STORES NATIONWIDE SHOWED THEIR
                SUPPORT AFTER THE TRAGIC EVENTS OF SEPTEMBER 11.


                    TRACTOR SUPPLY COMPANY 2001 ANNUAL REPORT                39

                                  WHETHER YOU
                                  OWN ONE ACRE
                                  OR 1,000 --

                                   YOU'LL KEEP
                                    HUMMING
                                    OUR TUNE

                        Why? Because we've got everything
                         you need to get the job done.

                       So whether it's farm supplies, pet
                     supplies, horse feed, power equipment,
                           or work clothing, stop by
                        Tractor Supply and see why we're
                        the largest farm and ranch store
                               chain in America.

                        For more information on Tractor
                       Supply Company, please call us at
                         615-366-4600, or check out our
                         website at tractorsupplyco.com

                                    [PHOTO]

                                 GEORGE STRAIT

                                     [LOGO]

                               TRACTOR SUPPLY CO