Form 10-K, Exhibit 13
period 2002-12-28
TRACTOR SUPPLY CO /DE/
filed 2003-03-14
CIK 916365

OUT HERE

TRACTOR SUPPLY CO

★ 2002 ANNUAL REPORT ★

LETTER TO SHAREHOLDERS
MISSION & VALUES
EXPANSION
FIVE YEAR SELECTED FINANCIAL AND OPERATING HIGHLIGHTS
MANAGEMENTœS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF INCOME
BOARD OF DIRECTORS
SHAREHOLDER INFORMATION
COMMUNITY
EX-10.58 EXECUTIVE BONUS PLAN
EX-13.1 ANNUAL REPORT
EX-23.1 CONSENT OF ERNST & YOUNG LLP
EX-23.2 CONSENT OF PRICEWATERHOUSECOOPERS LLP
EX-23.3 CONSENT OF PRICEWATERHOUSECOOPERS LLP
EX-23.4 CONSENT OF PRICEWATERHOUSECOOPERS LLP

Tractor Supply Company is the largest operator of retail farm and ranch stores in the United States. Our focus is on supplying the lifestyle needs of recreational farmers and ranchers, and serving the maintenance needs of those who enjoy the rural lifestyle, as well as tradesmen and small businesses. Our stores are located in towns outlying major metropolitan markets and in rural communities. This niche uniquely positions us to offer a wide, yet very select, assortment of products: (1) livestock and pet care products, including everything necessary for their health, growth and containment; (2) maintenance products for agricultural and rural use; (3) hardware and tool products; (4) seasonal products, including lawn and garden power equipment; (5) truck, trailer and towing products; and (6) work clothing for the entire family.

2	LETTER TO SHAREHOLDERS	7	MANAGEMENT’S DISCUSSION AND ANALYSIS
4	MISSION & VALUES	18	CONSOLIDATED FINANCIAL STATEMENTS
5	EXPANSION	34	BOARD OF DIRECTORS
6	FIVE YEAR SELECTED FINANCIAL AND OPERATING HIGHLIGHTS	35 36	SHAREHOLDER INFORMATION COMMUNITY

  CONSISTENCY IS THE KEY

Consistency may be the best word to describe the source of our continuing success. We know our customers very well, and we consistently focus on their basic needs without getting sidetracked into different and unrelated product categories. We remain committed to serving those who live OUT HERE.

We are proud of our 2002 performance—record sales, strong same-store sales growth (the most important measure in retailing), record profits and 113 new store openings. This performance enables us to continue investing in our team and strengthening the overall leadership.

At Tractor Supply Company, we consistently promote customer service. We constantly tell “success stories” about acts of extraordinary customer service: going the extra mile and doing whatever it takes. We have a clear mission and a solid value structure that are the backbone of our purpose and culture. We’ve built an infrastructure that gives our team members the tools to be the absolute best retailers in America.

We are consistent in our retail format. Tractor Supply stores are relatively small and will stay that way. Our product assortment is significantly differentiated from that of the “big box” chains. We’re more focused and clearly aligned with our target customers’ basic needs.

We stay consistently in-stock on the basic products. We have strong inventory replenishment execution, and we’ve accelerated inventory turnover. At the same time, we have more test products and test programs in our pipeline than ever before. The more successful tests we have today, the more new products we will introduce and sell tomorrow.

The bottom line is consistency. We’re consistent in our beliefs and our practices, and our commitments to our team members, customers and shareholders. Every decision we make is first filtered through our core Mission and Values. It is this kind of consistency that provides alignment and focus. It is the foundation upon which we build stability of performance.

We are excited about our future. Our strategy remains clearly focused on the following drivers of success:

  A GREAT PLACE TO SHOP

We are on a mission to ensure that Tractor Supply Company is a great place to shop today and an even better place to shop tomorrow. We work diligently to build lifetime relationships and have earned a unique position in the hearts and minds of our customers. You’ll find that we actually know many of our regular customers by name. They send their friends to our stores. They trust us.

  A GREAT PLACE TO WORK

We strive to make Tractor Supply Company a great place to work. Our team members have every opportunity to grow and advance. We carefully select the best people for our team—people with winning attitudes and heartfelt enthusiasm for the rural lifestyle. We welcome new team members into our organization with orientation and training that works to ensure their success. The results thus far: lower turnover and team member pride in Tractor Supply Company.

  A GREAT PLACE TO INVEST

We feel confident that by consistently doing the basics right—day in and day out—we will produce the best long-term financial results for Tractor Supply Company. We believe in making solid, long-term decisions that are in the best interest of our shareholders. We consistently believe everything can and should be improved. When we do the basics right, the good numbers will follow—making Tractor Supply Company “a great place to invest.”

  BRAND INITIATIVE

This year we celebrate our 65th anniversary—65 years of the Tractor Supply Company brand. We have steadily built our brand by providing legendary customer service. We do “whatever it takes” to satisfy our customers! We build our brand by selling quality products at competitive prices. Our customers have always known Tractor Supply Company means good value. Recent consumer research describes Tractor Supply Company as “a brand you can trust.” We’re proud of our brand and strive to make it the center of everything we do.

  OPERATING EFFICIENCY

Tractor Supply Company is committed to the growth and development of our team members. This commitment is reflected in the formation of Tractor Supply University, popularly known as “Tractor U.” We have partnered with Belmont University in Nashville to create strong college-level development programs to build our leadership team for the future.

We are also committed to the absolute best product assortment for our customers. We are driven by new product testing and speed to market. At the same time, we are committed to cut time and cost out of the supply chain. Inventory turnover has improved significantly in recent years, and we anticipate additional future improvements. We are implementing scores of “best business practices” — all leading to greater operating efficiency.

  STORE GROWTH

Last year, we grew our store base substantially with a major asset purchase—seizing a huge opportunity. We currently have over 600 additional new store market opportunities and are constantly reviewing more potential new store markets. We plan to open between 30 and 35 new stores in 2003.

In future years, we plan to grow our store count at an 8%-10% annual rate. In addition, we will upgrade and relocate older stores. By the end of 2006, we will have “updated” all our real estate.

After the nearly double-digit same-store sales growth in 2002, we are estimating same-store sales growth at approximately 3% in 2003. Beyond this year, we expect annual same-store sales growth to average between 4.5% and 5.0%.

  SUCCESS STORIES

Success stories run throughout our Company: how Bobby turned a customer’s apprehension into a $35 sale, how Susan helped a customer find a specific product in her TSC store and how Dale went the extra mile in customer service. Satisfaction is guaranteed at Tractor Supply Company. Everyone has the authority to do whatever it takes. We’re dedicated to improving the shopping experience in our stores and being the best team in retailing. Our goal is to be first in our customers’ eyes. We will achieve this with a clear, long-term vision, top-notch people, and a first-class brand.

Tractor Supply Company is a solid and consistent organization with a very bright future. We believe THE GOOD LIFE IS OUT HERE, and we’re glad you are with us!

Joe Scarlett,	Jim Wright,
Chairman of the Board and CEO	President and COO

OUT HERE, WHERE OUR CUSTOMERS LIVE,
A CLEAR STATEMENT OF MISSION AND A SOLID VALUE STRUCTURE
MAKE LIVING JUST PLAIN EASIER.

For 65 years, Tractor Supply Company’s performance has been built on the solid foundation of our Mission and Values. These are our marching orders. They are the words and ideas we live by. Adherence to these guiding principles has proven to be the backbone of our success.

Customer satisfaction goes a long way in the retail business and is the only way to guarantee repeat customers. Our team members strive to provide legendary service and a wide variety of products at everyday low prices. Tractor Supply Company recognizes that in order to gain customer respect and loyalty, our brand must be protected. Doing all we can to ensure customer satisfaction and going the extra mile to make positive things happen does just that.

We have a strong work ethic and a commitment to a workplace where everyone has the opportunity to succeed. Our team members are encouraged to adopt these principles and refer to them regularly. We have set a moral standard within the Company which holds each of us accountable. We believe that by living out these values, everyone benefits —our customers, our team members and our shareholders.

Tractor Supply Company has the products for every aspect of THE GOOD LIFE—livestock and pet products, farm and ranch maintenance, hardware and tools, lawn tractors, heating equipment, truck/towing/trailer products and work clothing for the entire family. Tractor Supply Company is ready and eager to meet the needs of all who believe THE GOOD LIFE IS OUT HERE.

We are ready to meet this new year head-on and seize new opportunities. As a forward-thinking company committed to growth, Tractor Supply Company remains forever flexible and accepting of change. But as keepers of the Mission and Values written above, all team members are as rigid and stubborn as they come!

OUT HERE, WE’RE GROWING,
SO YOU CAN GET THE STUFF YOU NEED.

STORE TOTALS BY STATE, YEAR ENDED 2002

We provide the good life for our customers by being OUT HERE where our customers need us. Our team members work hard to understand every customer. That’s why we continue to grow—we need to be where our customers are!

Tractor Supply Company embarked on a rare and exciting opportunity in early 2002. We implemented the largest new store expansion in Company history by purchasing 100 locations from a competitor. With 110% effort from all team members, the expansion was successfully achieved, and we experienced fabulous growth in 2002.

Most importantly, thousands of new customers discovered the Tractor Supply shopping experience and now know where to go for the products and expertise they need to support their rural lifestyle. Tractor Supply Company is OUT HERE and we have THE STUFF YOU NEED.

	Fiscal Year Ended

	(in thousands, except per share and operating data)
	Dec. 28,	Dec. 29,	Dec. 30,	Jan. 1,	Dec. 26,
	2002	2001	2000	2000*	1998

Operating Results:
Net sales	$1,209,990	$849,799	$759,037	$688,082	$600,677
Gross profit	342,187	228,344	200,407	181,251	154,638
Selling, general and administrative expenses	260,290	178,243	156,535	139,735	120,734
Depreciation and amortization	16,457	11,254	9,889	7,311	5,342

Income from operations	65,440	38,847	33,983	34,215	28,562
Interest expense, net	4,707	4,494	6,387	4,104	3,270
Unusual item: gain on life insurance	—	2,173	—	—	—

Income before income taxes	60,733	36,526	27,596	30,111	25,292
Income tax provision	21,963	10,752	11,206	12,237	10,492

Net income	$38,770	$25,774	$16,390	$17,874	$14,800

Net income per share - basic (a)	$2.15	$1.46	$0.93	$1.02	$0.85

Net income per share - diluted (a)	$1.97	$1.43	$0.93	$1.01	$0.84

Dividends declared per share	—	—	—	—	—
Operating Data (percent to sales):
Gross profit	28.3%	26.9%	26.4%	26.3%	25.7%
Selling, general and administrative expenses	21.5%	21.0%	20.6%	20.3%	20.1%
Income from operations	5.4%	4.6%	4.5%	5.0%	4.7%
Net income	3.2%	3.0%	2.2%	2.6%	2.5%
Number of stores:
Beginning of year	323	305	273	243	228
New stores	113	18	35	31	15
Closed stores	(3)	—	(3)	(1)	—

End of year	433	323	305	273	243

Number of relocated stores	16	1	1	1	1
Number of remodeled stores (b)	8	4	—	—	—
Total selling square footage at period-end (c)	6,355,533	4,164,190	3,904,958	3,448,347	3,014,196
Average sales per store (in thousands) (d)	$3,045	$2,699	$2,603	$2,682	$2,542
Net sales per square foot of selling space	$216	$209	$204	$214	$206
Same-store sales increase (e)	9.6%	3.8%	0.4%	4.4%	10.9%
Balance Sheet Data (at end of period):
Working capital	$143,835	$122,309	$133,731	$117,306	$95,530
Total assets	458,919	338,482	332,296	302,630	264,649
Long-term debt, less current portion (f)	39,100	23,157	62,950	54,683	37,132
Stockholders’ equity	227,848	181,296	155,036	138,305	119,976

*     53-week fiscal year

(a)	Basic net income per share is calculated based on the weighted average number of common shares outstanding applied to net income. Diluted net income per share is calculated using the treasury stock method for options and warrants. All share and per share data have been adjusted to reflect a two-for-one stock split distributed in August 2002.

(b)	Includes remodelings costing more than $150,000.

(c)	Total selling square footage includes normal selling space and excludes office, stockroom, receiving space and outside selling space.

(d)	Average sales per store are calculated based on the weighted average number of days open in the applicable period.

(e)	Same-store sales increases are calculated on an annual basis, excluding relocations, using all stores open at least one year.

(f)	Long-term debt includes borrowings under the Company’s principal revolving credit agreement, term loan agreement and amounts outstanding under its capital lease obligations, excluding the current portions of each.

The following discussion and analysis describes certain factors affecting Tractor Supply Company (the “Company”), its results of operations for the three fiscal years ended December 28, 2002, and its liquidity and capital resources. This discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report. The following discussion and analysis also contains certain historical and forward-looking information. The forward-looking statements included in this Annual Report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the “Act”). All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including their amount and nature), business strategy, expansion and growth of the Company’s business operations and other such matters are forward-looking statements. To take advantage of the safe harbor provided by the Act, the Company is identifying certain factors that could cause actual results to differ materially from those expressed in any forward-looking statements, whether oral or written, made by or on behalf of the Company.

All phases of the Company’s operations are subject to influences outside its control. Any one, or a combination, of these factors could materially affect the results of the Company’s operations. These factors include general economic cycles affecting consumer spending, weather factors, operating factors affecting customer satisfaction, consumer debt levels, pricing and other competitive factors, the ability to attract, train and retain highly qualified employees, the ability to identify suitable locations and negotiate favorable lease agreements on new and relocated stores, the timing and acceptance of new products in the stores, the mix of goods sold, the continued availability of favorable credit sources, capital market conditions in general, threats of war or terrorism, and the seasonality of the Company’s business. Forward-looking statements made by or on behalf of the Company are based on knowledge of its business and the environment in which it operates, but because of the factors listed above, actual results could differ materially from those reflected by any forward-looking statements. Consequently, all of the forward-looking statements made are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business and operations.

The Company’s fiscal year ends on the Saturday closest to December 31.

Overview

The Company is the largest operator of retail farm and ranch stores in the United States, focused on supplying the lifestyle needs of recreational farmers and ranchers and serving the maintenance needs of those who enjoy the rural lifestyle, as well as tradesmen and small businesses. Stores are located in towns outlying major metropolitan markets and in rural communities. The Company offers the following comprehensive selection of merchandise: (1) livestock and pet products, including everything necessary for their health, growth and containment; (2) maintenance products for agricultural and rural use; (3) hardware and tool products; (4) seasonal products, including lawn and garden power equipment; (5) truck, trailer and towing products; and (6) work clothing for the entire family. The Company’s stores typically range in size from 12,500 to 18,000 square feet of inside selling space and utilize at least as many square feet of outside selling space.

The Company’s current and long-term growth strategy is to (1) expand geographic market presence, achieved by opening new retail stores at an annual growth rate of 8% to 10% and (2) enhance financial performance through same-store sales increases, achieved through aggressive merchandising programs with an “everyday low prices” philosophy, supported by strong customer service.

The Company has experienced considerable growth in recent years, including the addition of 35 stores in fiscal 2000, 18 in fiscal 2001 and 113 in fiscal 2002. This growth has increased the Company’s market presence in the Southwest, primarily in Texas, the Southeast, primarily in Tennessee, Kentucky, North Carolina and Florida; in the central northern part of the United States, primarily in Ohio and Michigan and in the Northeast, primarily in Pennsylvania and New

York. The Company operates 433 stores in 30 states as of December 28, 2002 and has a base plan to open 30 to 35 stores in fiscal 2003. The Company plans to open 40 to 45 new stores in fiscal 2004 and additional stores thereafter. The Company has identified over 600 potential additional locations for new stores in the United States. In addition, the Company continues to identify opportunities to relocate existing stores to ensure optimal locations to promote growth.

During the first quarter of 2002, the Company purchased real property for 24 store locations, lease rights for 76 store locations and fixtures from 100 stores from Quality Stores, Inc. (which was in liquidation bankruptcy). During fiscal 2002, 87 stores were opened as new Tractor Supply stores, and nine Tractor Supply stores were relocated to the acquired locations. The Company has also decided to open one additional store (previously classified as assets held for sale) and hold the remaining of the locations for sale. With this transaction, the Company has achieved a store growth plan in fiscal 2002 which is approximately four times the historical unit store growth plan for a single year. The Company avoided the potential pitfalls of acquiring redundant headquarters and information systems and did not acquire any inventory, thus avoiding the challenges of integrating similar product with dissimilar packaging into its existing stock, as well as avoiding the challenge of liquidating other products which conflict with the Company’s existing product offerings. Rather, the Company selected only the geographic markets that it believed had the greatest potential.

This aggressive expansion occurred in a more compressed timeframe than the Company’s historical store growth, including the opening of 90 stores in the second quarter of fiscal 2002. To achieve this level of growth, the Company devoted substantial resources toward this endeavor and incurred considerable cost to ensure the stores were opened in accordance with the planned strategy. The transition of these locations to Tractor Supply Company stores was completed during the third fiscal quarter.

Additionally, the Company has placed significant emphasis on its merchandising programs, evaluating the sales and profitability of its products through detailed line reviews, review of vendor performance measures and modification of the overall product offerings. These efforts, coupled with a strong marketing program and in-depth product knowledge training of store employees, have enhanced sales, improved gross margins and generated improved overall financial performance.

Seasonality and Weather

The Company’s business is highly seasonal. Historically, the Company’s sales and profits have been the highest in the second and fourth fiscal quarters of each year due to the sale of seasonal products. The Company typically operates at a net loss in the first fiscal quarter of each year. Unseasonable weather, excessive rain, drought, and early or late frosts may also affect the Company’s sales. The Company believes, however, that the impact of adverse weather conditions is somewhat mitigated by the geographic dispersion of its stores.

The Company experiences a buildup of inventory and accounts payable during its first fiscal quarter each year for purchases of seasonal product in anticipation of the April through June selling season and again during its third fiscal quarter in anticipation of the October through December selling season.

Significant Accounting Policies and Estimates

Management’s discussion and analysis of the Company’s financial position and results of operations are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make informed estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The Company’s significant accounting policies, including areas of critical management judgments and estimates, have primary impact on the following financial statement areas:

•	Inventory valuation, including reserves	•	Inventory shrinkage
•	Sales returns	•	Self-insurance
•	Impairment of long-lived assets	•	Advertising costs

The Company’s critical accounting policies are subject to judgments and uncertainties, which affect the application of such policies. (See Note 1 to the Consolidated Financial Statements.) The Company’s financial position and/or results of operations may be materially different when reported under different conditions or when using different assumptions in the application of such policies. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information.

Quarterly Financial Data

The Company’s unaudited quarterly operating results for each fiscal quarter of 2002 and 2001 are shown below (dollars in thousands, except per share amounts):

	First	Second	Third	Fourth
2002	Quarter	Quarter	Quarter	Quarter	Total

Net sales	$193,810	$392,048	$296,215	$327,917	$1,209,990
Gross profit	51,979	108,391	84,019	97,798	342,187
Income (loss) from operations	(5,401)	29,125	13,312	28,404	65,440
Net income (loss)	(4,010)	17,346	7,801	17,633	38,770
Net income (loss) per share — basic	$(0.22)	$0.96	$0.43	$0.97	$2.15
Net income (loss) per share — assuming dilution	$(0.22)	$0.88	$0.39	$0.88	$1.97

	First	Second	Third	Fourth
2001	Quarter	Quarter	Quarter	Quarter	Total

Net sales	$162,517	$267,490	$199,435	$220,357	$849,799
Gross profit	42,095	71,793	53,972	60,484	228,344
Income (loss) from operations	(1,565)	23,455	4,933	12,024	38,847
Net income (loss)	(1,849)	15,644	2,425	9,554	25,774
Net income (loss) per share — basic	$(0.11)	$0.89	$0.14	$0.54	$1.46
Net income (loss) per share — assuming dilution	$(0.11)	$0.88	$0.13	$0.51	$1.43

On July 18, 2002, the Company’s Board of Directors approved a two-for-one split of the Company’s common stock As a result, stockholders received one additional share on August 19, 2002 for each share held as of the record date of August 2, 2002. The par value of the Company’s common stock remains $0.008. All share and per share data presented in this Annual Report has been adjusted to reflect the stock split.

In the second quarter of 2001, a former executive of the Company, on whom the Company carried a life insurance policy, passed away. As a result of this related coverage, the Company realized a $2.2 million gain on the life insurance proceeds. Additionally, the Company reevaluated its tax exposure in the fourth quarter of 2001 and, as a result of the favorable resolution of certain tax issues along with the closing of open tax years, reduced previously accrued income tax liabilities by $2.5 million.

Results of Operations

The following table sets forth, for the periods indicated, certain items in the Company’s Consolidated Statements of Income expressed as a percentage of net sales:

	Fiscal Year Ended

	Dec. 28,	Dec. 29,	Dec. 30,
	2002	2001	2000

Net sales	100.0%	100.0%	100.0%
Cost of merchandise sold	71.7	73.1	73.6

Gross profit	28.3	26.9	26.4
Selling, general and administrative expenses	21.5	21.0	20.6
Depreciation and amortization	1.4	1.3	1.3

Income from operations	5.4	4.6	4.5
Interest expense, net	0.4	0.5	0.8
Unusual item — gain on life insurance	—	0.2	—

Income before income taxes	5.0	4.3	3.7
Income tax provision	1.8	1.3	1.5

	3.2%	3.0%	2.2%

Fiscal 2002 Compared to Fiscal 2001

Net sales increased 42.4% to $1,210.0 million in fiscal 2002 from $849.8 million in fiscal 2001. This increase resulted from the opening of new stores as well as same-store sales improvement of 9.6%. The significant improvement in same-store sales in fiscal 2002 is due primarily to new merchandising programs, special promotions, market share gains in certain markets and improved in-store execution. In fiscal 2002, the Company opened 113 new stores (compared to 18 in the prior year), closed three stores (compared to none in the prior year) and relocated 16 stores (compared to one in the prior year).

At December 28, 2002, the Company operated 433 stores compared to 323 stores at the end of fiscal 2001.

The gross margin rate increased to 28.3% of sales in fiscal 2002 from 26.9% in fiscal 2001. This gross margin improvement was primarily due to improved product costs (including a $1.4 million favorable LIFO experience), changes in the sales mix, increased volume rebates and improved leveraging of freight costs.

As a percent of sales, selling, general and administrative (SG&A) expenses increased to 21.5% for fiscal 2002 from 21.0% for fiscal 2001. The increase includes incremental pre-tax costs of $10.7 million for pre-opening transition and training costs related to the 87-store expansion, costs for store relocations and three store closings. Exclusive of these incremental costs related to the expansion, SG&A expense, as a percent of sales, decreased 0.4 percentage point to 20.6% for fiscal 2002. On an absolute basis, SG&A expenses increased 46.0% to $260.3 million. These increases primarily reflect the incremental expansion costs, the remaining incremental costs associated with the new stores opened in fiscal 2002, as well as higher variable store operating costs associated with the same-store sales increase and higher incentive compensation accruals.

During fiscal 2002, the Company continued its major media advertising program which included a national television campaign featuring a celebrity spokesperson, significantly expanded use of radio promotions and direct mail, and increased print advertising. This program is partially funded each year through the support of the Company’s vendor partners.

Depreciation and amortization expense increased 46.2% over the prior year due mainly to costs associated with new and relocated stores, as well as remodeled existing stores.

Net interest expense increased 4.7% in fiscal 2002 from fiscal 2001 resulting from increased borrowings under the senior credit facility to fund significant new store expansion.

The Company’s effective tax rate decreased to 36.2% for fiscal 2002 compared with 38.6% for fiscal 2001 (exclusive of a non-taxable $2.2 million gain from the proceeds of life insurance and a $2.5 million reduction of previously accrued income taxes, both of which occurred during 2001). The effective tax rate decreased primarily due to reductions in state income taxes.

The Company reevaluated its tax exposure during the quarter ended December 29, 2001, and, as a result of the favorable resolution of certain tax issues, along with the closing of open tax years, the Company reduced previously accrued income tax liabilities by $2.5 million.

Net income increased 50.4% to $38.8 million in fiscal 2002 from $25.8 million in fiscal 2001, and net income per share (assuming dilution) for fiscal 2002 increased 37.8% to $1.97 per share from $1.43 per share for fiscal 2001. As a percentage of sales, net income increased 0.2 percentage point to 3.2% of sales for fiscal 2002 from 3.0% of sales for fiscal 2001.

The following chart presents earnings per share, reflecting the effect of certain significant matters:

	2002			2001

			Per Share			Per Share
	Income	Shares	Amount	Income	Shares	Amount

Basic earnings per share:
Net income — as reported	$38,770	18,056	$2.15	$25,774	17,648	$1.46
Non-recurring store expansion costs (net of taxes)	6,666	18,056	0.37	—	—	—
Unusual item: insurance proceeds	—	—	—	(2,173)	17,648	(0.12)
Adjustment of deferred taxes	—	—	—	(2,500)	17,648	(0.14)

	$45,436	18,056	$2.52	$21,101	17,648	$1.20

Diluted earnings per share:
Net income — as reported	$38,770	19,638	$1.97	$25,774	18,081	$1.43
Non-recurring store expansion costs (net of taxes)	6,666	19,638	0.34	—	—	—
Unusual item: insurance proceeds	—	—	—	(2,173)	18,081	(0.12)
Adjustment of deferred taxes	—	—	—	(2,500)	18,081	(0.14)

	$45,436	19,638	$2.31	$21,101	18,081	$1.17

Fiscal 2001 Compared to Fiscal 2000

Net sales increased 12.0% to $849.8 million in fiscal 2001 from $759.0 million in fiscal 2000. This increase resulted from the opening of new stores as well as same-store sales improvement of 3.8%. The increase in same-store sales for fiscal 2001 was a result of new merchandising programs and reduced competition in certain markets, offset by general economic challenges in 2001 and the warmer weather patterns in the fourth quarter of fiscal 2001. The Company opened 18 new stores and relocated one store in fiscal 2001. The Company opened 35 new stores, closed three stores and relocated one store in fiscal 2000. At December 29, 2001, the Company operated 323 stores compared to 305 stores at the end of fiscal 2000.

The gross margin rate increased to 26.9% of sales in fiscal 2001 from 26.4% in fiscal 2000. This gross margin improvement resulted from a reduction in product costs achieved through detailed product line reviews, improved product assortments and other merchandising initiatives.

As a percent of sales, selling, general and administrative expenses increased 0.4 percentage point to 21.0% for fiscal 2001 from 20.6% for fiscal 2000. On an absolute basis, selling, general and administrative expenses increased 13.9% to $178.2 million for fiscal 2001 from $156.5 million in fiscal 2000. The increase in expenses on a percentage-of-sales basis is primarily a result of increased store-level expenses (primarily payroll and training) and higher incentive accruals, offset, in part, by greater leverage from same-store sales performance. The increase in absolute dollars is primarily attributable to costs associated with new store openings (new stores have considerably higher occupancy costs, primarily rent, than the existing store base), as well as increased store payroll, training and higher incentive accruals.

During fiscal 2001, the Company continued its major media advertising program which included a national television campaign featuring a celebrity spokesperson, significantly expanded use of radio promotions and increased print advertising. This program is partially funded each year through the support of the Company’s vendor partners.

Depreciation and amortization expense increased 13.8% over the prior year due mainly to costs associated with new and relocated stores and remodeled existing stores.

Net interest expense decreased 29.6% in fiscal 2001 from fiscal 2000 resulting from reduced borrowings, as well as reduced interest rates during the period.

In April 2001, a former executive of the Company, on whom the Company carried a life insurance policy, passed away. The Company realized a $2.2 million gain on the life insurance proceeds.

The Company reevaluated its tax exposure during the quarter ended December 29, 2001; as a result of the favorable resolution of certain tax issues, along with the closing of open tax years, the Company reduced previously accrued income tax liabilities by $2.5 million. Exclusive of the non-taxable $2.2 million gain on the proceeds of life insurance and the $2.5 million income tax adjustment, the Company’s effective tax rate decreased to 38.6% for fiscal 2001 compared to 40.6% for fiscal 2000. The effective tax rate decreased primarily due to a reduction in state income taxes.

Net income increased 57.3% to $25.8 million in fiscal 2001 from $16.4 million for fiscal 2000, and net income per share (assuming dilution) for fiscal 2001 increased 53.8% to $1.43 per share from $0.93 per share for fiscal 2000. As a percentage of sales, net income increased 0.8 percentage point to 3.0% of sales for fiscal 2001 from 2.2% of sales for fiscal 2000.

The following chart presents earnings per share, reflecting the effect of certain significant matters:

	2002			2001

			Per Share			Per Share
	Income	Shares	Amount	Income	Shares	Amount

Basic earnings per share:
Net income — as reported	$25,774	17,648	$1.46	$16,390	17,564	$0.93
Unusual item: insurance proceeds	(2,173)	17,648	(0.12)	—	—	—
Adjustment of deferred taxes	(2,500)	17,648	(0.14)	—	—	—

	$21,101	17,648	$1.20	$16,390	17,564	$0.93

Diluted earnings per share:
Net income — as reported	$25,774	18,081	$1.43	$16,390	17,721	$0.93
Unusual item: insurance proceeds	(2,173)	18.081	(0.12)	—	—	—
Adjustment of deferred taxes	(2,500)	18,081	(0.14)	—	—	—

	$21,101	18,081	$1.17	$16,390	17,721	$0.93

Liquidity and Capital Resources

In addition to normal operating expenses, the Company’s primary ongoing cash requirements are for expansion, remodeling and relocation programs, including inventory purchases and capital expenditures. The Company’s primary ongoing sources of liquidity are funds provided from operations, commitments available under its revolving credit agreement and normal trade credit. The Company’s inventory and accounts payable levels typically build in the first and again in the third fiscal quarters in anticipation of the spring and fall selling seasons.

At December 28, 2002, the Company’s inventories had increased $67.3 million to $289.3 million from $222.0 million at December 29, 2001. The increase resulted primarily from additional inventory for new stores (while average inventory levels per store declined 3% during the year). Trade credit increased $33.9 million to $114.9 million at December 28, 2002 from $81.0 million at December 29, 2001. Trade credit arises from the Company’s vendors granting extended payment terms for inventory purchases. Payment terms vary from 30 days to 180 days depending on the inventory product.

At December 28, 2002, the Company had working capital of $143.8 million, a $21.5 million increase from December 29, 2001. This increase resulted primarily from a $67.3 million increase in inventories less a $33.9 million increase in accounts payable, and a $7.8 million change in deferred income taxes, offset, in part, by a $23.3 million increase in accrued expenses (due largely to growth in operations, increased incentive compensation, and timing of payments).

In August 2002, the Company entered into a replacement unsecured senior revolving credit facility with Bank of America, N.A., as agent for a lender group, expanding the maximum available borrowings from $125 million to $155 million, extending the maturity to February 2006 and increasing the number of participating banks from seven to ten. The balance of funds available under the Senior Credit Facility may be utilized for borrowings, including up to $50.0 million for letters of credit. The Credit Facility bears interest at either the bank’s prime rate (4.25% at December 28, 2002) or the London Inter-Bank Offer Rate (“LIBOR”) (1.42% at December 28, 2002) plus an additional amount ranging from .75% to 1.5% per annum, adjusted quarterly based on Company performance (1.00% at December 28, 2002). The Company is also required to pay, quarterly in arrears, a commitment fee ranging from .20% to .35% per annum, adjusted quarterly based on Company performance, on the average daily unused portion of the credit line. There are no compensating balance requirements associated with the Senior Credit Facility. The Company expects to continue borrowing amounts under the Senior Credit Facility from time to time to fund its growth and expansion programs and as a source of seasonal working capital.

Operations provided net cash of $46.7 million in fiscal 2002, $47.1 million in fiscal 2001 and $10.2 million in fiscal 2000. The decrease in net cash provided in 2002 resulted primarily from inventories increasing more than accounts payable compared to fiscal 2001, offset, in part, by accrued expenses increasing more than in fiscal 2001 (primarily due to the growth in new stores, higher incentive compensation accruals and, to some extent, timing of payments). The generation of cash in fiscal 2001 resulted primarily from net income as well as inventories increasing less than accounts payable. The generation of cash in fiscal 2000 resulted primarily from net income offset, in part, by inventory increasing more than accounts payable.

Cash used in investing activities of $62.6 million, $10.7 million and $16.7 million for fiscal 2002, 2001 and 2000, respectively, resulted primarily from capital expenditures to open 113 stores during 2002 compared to 18 new stores in fiscal 2001 and 35 stores in fiscal 2000.

Financing activities in fiscal 2002 provided $20.8 million in cash, compared to $36.6 million of cash used in fiscal 2001. This increase resulted primarily from net borrowings of $ 18.4 million under the revolving credit agreement in fiscal 2002 compared to net repayments of approximately $34.9 million in fiscal 2001 as well as repayments of long-term debt of $2.1 million in fiscal 2002 compared to $5.6 million in fiscal 2001. Additionally, the Company received proceeds of approximately $4.8 million from issuance of common stock during fiscal 2002 compared to $1.6 million during fiscal 2001 (such stock issuances related to the exercise of stock options and employee stock purchases). The overall increase was partially offset by net proceeds from life insurance benefits of $2.5 million in fiscal 2001. Financing activities in fiscal 2001 used $36.6 million in cash, which represented a $45.3 million decrease from the $8.7 million in cash provided in fiscal 2000. This decrease resulted primarily from net repayments of $34.9 million under the revolving credit agreement in fiscal 2001 compared to net borrowings of approximately $11.9 million in fiscal 2000, as well as repayments of long-term debt of $5.6 million in fiscal 2001 compared to $3.0 million in fiscal 2000.

The Company’s capital additions were $66.5 million, $13.6 million and $17.4 million in fiscal 2002, 2001 and 2000, respectively. In addition to the real property and fixtures purchased from Quality Stores, Inc., the majority of the capital additions were for store fixtures, equipment and leasehold improvements for new stores and remodeling of existing stores. The Company expects that its capital expenditures for fiscal 2003 will be approximately $34.0 million; however, the Company cannot predict with certainty the amount of such expenditures because such new stores may be constructed, leased or acquired from others. The estimated cash required to open a new store is approximately $0.8 to $1.0 million, the majority of which is for the initial acquisition of inventory and capital expenditures, principally leasehold improvements, fixtures and equipment, and the balance of which is for store opening expenses.

The Company believes that its cash flow from operations, borrowings available under credit agreements and normal trade credit will be sufficient to fund the Company’s operations and its capital expenditure needs, including store openings and renovations, over the next several years.

Off-Balance Sheet Arrangements

The extent of the Company’s off-balance sheet arrangements are operating leases for buildings and equipment for retail stores, distribution centers and offices (see Note 6 of Notes to the Consolidated Financial Statements for further discussion and scheduled payments of both operating and capital leases). In addition, the Company has outstanding letters of credit totaling $3.9 million at December 28, 2002.

Related Party Transactions

The Company’s only related party transactions are capital lease arrangements on two retail stores entered into in 1986 (see Note 12 to accompanying financial statements).

Litigation

The Company is involved in various litigation arising in the ordinary course of business. After consultation with legal counsel, management expects these matters will be resolved without material adverse effect on the Company’s consolidated financial position or results of operations. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in circumstances relating to these proceedings.

Environmental Matters

In connection with certain contaminated leased store properties vacated by the Company upon relocation in 2002, the Company has agreed to indemnify the property owners with respect to environmental liabilities associated with the use of those properties, as defined in the related lease agreements. During fiscal 2002, the Company has not paid or accrued material amounts related to these properties. The Company does not expect the expense of these activities to exceed $0.1 million, however, because of the uncertainties associated with environmental assessment and remediation activities; the Company’s future expenses to remediate the currently identified sites could be higher than amounts accrued. Future expenditures for environmental remediation may be affected in the near-term by identification of additional contaminated sites, the level and type of contamination found and the extent and nature of cleanup activities required.

Quantitative and Qualitative Disclosures About Market Risk

The Company has entered into an interest rate swap agreement as a means of managing its interest rate exposure. This agreement has the effect of converting certain of the Company’s variable rate obligations to fixed rate obligations. Net amounts paid or received are reflected as adjustment to interest expense.

The Company applies Statements of Financial Accounting Standards Nos. 133, 137, and 138 (collectively “SFAS 133”) in the accounting for derivatives and hedging activities. SFAS 133 requires the Company to recognize all derivative instruments in the balance sheet at fair value. SFAS 133 impacts the accounting for the Company’s interest rate swap agreement. The Company’s interest rate swap agreement is designated as a cash flow hedge. At December 28, 2002 and December 29, 2001, the interest rate swap agreement hedged cash flows related to variable-rate debt of $33.5 million and $15.1 million, respectively. The fair value of the interest rate swap was a liability of $1.7 million at December 28, 2002 and $2.4 million at December 29, 2001. The interest rate swap agreement expires in November 2003.

The Company is exposed to changes in interest rates primarily from its variable-rate, long-term debt arrangements. Under its current policies, the Company uses the interest rate swap to manage exposure to interest rate changes for a portion of its debt arrangements. Taking into account the effects of the interest rate swap designated as hedge, a hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would result in approximately $239,000 of additional interest expense and would not impact the fair market value of the long-term debt.

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

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires asset impairments to be recognized when circumstances indicate the carrying amount of the asset may not be recoverable. Impairment is recognized on assets classified as held and used when the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. Impairment on long-lived assets to be disposed of is recognized by writing down the related assets to their fair value (less costs to sell, as appropriate), when the criteria have been met for the asset to be classified as held for sale or disposal. The Company adopted the provisions of SFAS 144 during fiscal 2002.

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections,” which required gains and losses from extinguishment of debt to no longer be classified as extraordinary items, net of related income tax effect. SFAS 145 requires that extinguishment gains or losses be classified as ordinary gains or losses, and that all such gains or losses in prior periods be reclassified to ordinary gain or loss in comparative financial statements. SFAS 145, which applies to all entities, is effective for fiscal years beginning after May 15, 2002. The Company expects that the adoption of SFAS 145 during fiscal 2003 will have no impact on the Company’s financial position or results of operations.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” requiring that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146, which applies to all entities, is effective for exit or disposal activities that are initiated after December 31, 2002. The Company expects that the adoption of SFAS 146 during fiscal 2003 will not materially impact the Company’s financial position or results of operations.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 02-16 (“EITF 02-16”), “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor.” This issue involves the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor’s products or for the promotion of sales of the vendor’s products. The EITF concluded that such consideration received from vendors should be reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs. Prior to adopting this pronouncement, the Company classified all vendor-provided marketing support funds as a reduction in selling, general and administrative expenses. Upon adoption, these funds received from vendors will be recognized as a reduction of cost of sales as the related vendor’s purchased inventory is sold. As clarified by the EITF in January 2003, this issue is effective for arrangements with vendors initiated on or after January 1, 2003. The Company will implement the recognition requirements of this issue in the first quarter of fiscal 2003 and has not yet determined the impact that adoption will have on its fiscal year-end 2003 financial position or results of operations. Adoption of this requirement will have no impact on cash flows.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” which amends SFAS 123 “Accounting for Stock-Based Compensation.” SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. SFAS 148 is effective for financial statements issued for fiscal years ending after December 15, 2002, and interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company has elected to account for its stock-based compensation plans under the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” as disclosed in Note 14 of Notes to Consolidated Financial Statements and does not utilize the fair value method. However, the Company has adopted the disclosure requirements of SFAS 123 and has adopted the additional disclosure requirements as specified in SFAS 148 in fiscal 2002.

REPORT OF MANAGEMENT

The consolidated financial statements presented in this Annual Report have been prepared with integrity and objectivity and are the responsibility of the management of Tractor Supply Company. These financial statements have been prepared in conformity with generally accepted accounting principles and properly reflect certain estimates and judgments based upon the best available information.

The Company maintains a system of internal accounting controls, which is supported by an internal audit program and is designed to provide reasonable assurance that the Company’s assets are safeguarded and transactions are properly recorded. This system is continually reviewed and modified in response to changing business conditions and operations and as a result of recommendations by the external and internal auditors. We believe that the accounting and control systems provide reasonable assurance that the Company’s assets are safeguarded and that the financial information presented is reliable.

Our Company supports a values structure that places strong ethics and open communications among its most critical success factors. We support an “open door” communication policy and encourage timely, effective and complete communication. We strongly encourage all team members to inform management at the appropriate level when they are concerned about any matter pertaining to the Company. Tractor Supply Company maintains a Code of Ethics to guide our team members in the continued observance of high ethical standards such as honesty, integrity and compliance with the law in the conduct of the Company’s business. We obtain an annual acknowledgement of familiarity and compliance with the Code of Ethics from all members of management.

The 2002 and 2001 consolidated financial statements of the Company have been audited by Ernst & Young LLP, independent auditors. Their accompanying report is based upon an audit conducted in accordance with auditing standards generally accepted in the United States. We have made all financial records and related data available to Ernst & Young LLP.

The Audit Committee of the Board of Directors, consisting solely of independent directors, meets quarterly with the independent auditors, the internal auditors and representatives of management to discuss auditing and financial reporting matters. The Audit Committee, acting on behalf of the stockholders, maintains an ongoing appraisal of the internal accounting controls, the activities of the outside auditors and internal auditors and the financial condition of the Company. Both the Company’s independent auditors and the internal auditors have free access to the Audit Committee.

Joseph H. Scarlett, Jr.	Calvin B. Massmann
Chairman and Chief Executive Officer	Senior Vice President — Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Tractor Supply Company

We have audited the accompanying consolidated balance sheets of Tractor Supply Company as of December 28, 2002 and December 29, 2001, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of income, stockholders’ equity, and cash flows of Tractor Supply Company for the year ended December 30, 2000, were audited by other auditors whose report, dated January 24, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 and 2001 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tractor Supply Company at December 28, 2002 and December 29, 2001, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Nashville, Tennessee January 21, 2003

	For the fiscal year ended

	Dec. 28,	Dec. 29,	Dec. 30,
	2002	2001	2000

Net sales	$1,209,990	$849,799	$759,037
Cost of merchandise	867,803	621,455	558,630

Gross profit	342,187	228,344	200,407
Selling, general and administrative expenses	260,290	178,243	156,535
Depreciation and amortization	16,457	11,254	9,889

Income from operations	65,440	38,847	33,983
Interest expense, net	4,707	4,494	6,387
Unusual item: gain on life insurance	—	2,173	—

Income before income taxes	60,733	36,526	27,596
Income tax provision	21,963	10,752	11,206

Net income	$38,770	$25,774	$16,390

Net income per share — basic	$2.15	$1.46	$0.93

Net income per share — assuming dilution	$1.97	$1.43	$0.93

The accompanying notes are an integral part of this statement.

	Dec. 28,	Dec. 29,
	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$13,773	$8,927
Accounts receivable, net	102	2,211
Inventories	289,253	221,979
Prepaid expenses and other current assets	17,579	18,845
Assets held for sale	3,779	—
Deferred income taxes	7,784	—

Total current assets	332,270	251,962

Property and Equipment:
Land	12,569	6,365
Buildings and improvements	100,843	72,682
Furniture, fixtures and equipment	75,815	53,250
Construction in progress	4,271	5,699

	193,498	137,996
Accumulated depreciation and amortization	(69,953)	(56,008)

Property and equipment, net	123,545	81,988

Other assets	3,104	4,532

Total assets	$458,919	$338,482

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$114,851	$80,974
Accrued employee compensation	14,892	7,361
Other accrued expenses	51,410	35,582
Current maturities of long-term debt	2,142	2,142
Current portion of capital lease obligations	340	309
Income taxes currently payable	3,101	3,111
Other current liabilities	1,699	174

Total current liabilities	188,435	129,653

Revolving credit loan	33,542	15,117
Other long-term debt	3,395	5,537
Capital lease obligations	2,163	2,503
Deferred income taxes	1,584	—
Other long-term liabilities	1,952	4,376

Total liabilities	231,071	157,186

Commitments and contingencies
Stockholders’ equity:
Preferred Stock, 40,000 shares authorized; $1.00 par value; no shares issued	—	—
Common stock, 100,000,000 shares authorized; $.008 par value; 18,232,954 and 17,787,362 shares issued and outstanding in 2002 and 2001, respectively	146	142
Additional paid-in capital	52,174	44,845
Retained earnings	176,501	137,731
Accumulated other comprehensive loss, net	(973)	(1,422)

Total stockholders’ equity	227,848	181,296

Total liabilities and stockholders’ equity	$458,919	$338,482

The accompanying notes are an integral part of this statement.

				Accumulated
		Additional		Other	Total
	Common	Paid-in	Retained	Comprehensive	Stockholders'
	Stock	Capital	Earnings	Income (Loss)	Equity

Stockholders equity at January 1, 2002	$141	$42,597	$95,567	$—	$138,305
Issuance of common stock under employee stock purchase plan (46,842 shares)		341			341
Net income			16,390		16,390

Stockholders’ equity at December 30, 2000	141	42,938	111,957	—	155,036
Issuance of common stock purchase plan (69,430 shares)		380			380
Exercise of stock options (132,878 shares)	1	1,235			1,235
Tax benefit on disqualifying disposition of stock options		292			292
Unrealized loss on interest rate swap agreement, net of income taxes				(1,422)	(1,422)
Net income			25,774		25,774

Stockholders’ equity at December 29, 2001	142	44,845	137,731	(1,422)	181,296
Issuance of common stock under employee stock purchase plan (35,687 shares)		639			639
Exercise of stock options (409,905 shares)	4	4,192			4,196
Tax benefit on disqualifying disposition of stock options		2,489			2,489
Unrealized gain on interest rate swap agreement, net of income taxes				449	449
Net income			38,770		38,770

Stockholders’ equity at December 28, 2002	$146	$52,174	$176,501	$(973)	$227,848

The accompanying notes are an integral part of this statement.

	For the fiscal year ended

	Dec. 28,	Dec. 29,	Dec. 30,
	2002	2001	2000

Cash flows from operating activities:
Net income	$38,770	$25,774	$16,390
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,457	11,254	9,889
Gain on disposition of property and equipment	(1,081)	(60)	(241)
Asset impairment related to closed stores	558	—	—
Gain on proceeds from life insurance	—	(2,173)	—
Deferred income taxes	(3,932)	(4,765)	(3,258)
Tax benefit of stock options exercised	2,498	292	—
Change in assets and liabilities:
Accounts receivable	2,109	592	337
Inventories	(67,274)	556	(15,210)
Prepaid expenses and other current assets	343	(6,095)	(4,280)
Accounts payable	33,877	10,680	10,530
Accrued expenses	23,359	9,014	(108)
Income taxes currently payable	(10)	1,468	(2,492)
Other	983	560	(1,384)

Net cash provided by operating activities	46,657	47,097	10,173

Cash flows from investing activities:
Capital expenditures	(66,544)	(13,569)	(17,358)
Proceeds from sale of property and equipment	3,924	1,376	634
Liquidation of life insurance policies	—	1,499	—

Net cash used in investing activities	(62,620)	(10,694)	(16,724)

Cash flows from financing activities:
Borrowings under revolving credit agreement	539,915	274,674	331,004
Repayments under revolving credit agreement	(521,490)	(309,564)	(319,123)
Repayment of long term debt	(2,142)	(5,597)	(3,049)
Principal payments under capital lease obligations	(309)	(279)	(468)
Net proceeds from life insurance death benefit	—	2,529	—
Net proceeds from issuance of common stock	4,835	1,616	341

Net cash provided by (used in) financing activities	20,809	(36,621)	8,705

Net increase (decrease) in cash	4,846	(218)	2,154
Cash and cash equivalents at beginning of year	8,927	9,145	6,991

Cash and cash equivalents at end of year	$13,773	$8,927	$9,145

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$3,789	$4,338	$6,423
Income taxes	23,774	13,770	16,324

The accompanying notes are an integral part of this statement.

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

The Company is the largest operator of retail farm and ranch stores in the United States. The Company is focused on supplying the lifestyle needs of recreational farmers and ranchers and serving the maintenance needs of those who enjoy the rural lifestyle, as well as tradesmen and small businesses. Stores are located in towns outlying major metropolitan markets and in rural communities. The Company operated 433 retail farm stores in 30 states as of December 28, 2002.

Fiscal Year

The Company’s fiscal year ends on the Saturday closest to December 31.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

Management Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States inherently requires estimates and assumptions by management that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures. Actual results could differ from those estimates.

Significant estimates and assumptions by management primarily impact the following key financial statement areas:

Inventory Valuation

The Company identifies potentially excess and slow-moving inventory by evaluating turn rates and overall inventory levels. Excess quantities are identified through the application of benchmark turn targets and historical sales experience. Further, exposure to inadequate realization of carrying value is identified through analysis of gross margin achievement and markdown experience, in combination with all merchandising initiatives. The estimated reserve is based on management’s current knowledge with respect to inventory levels, sales trends and historical experience relating to the sale of the excess and/or slow-moving inventory. Management does not believe the Company’s merchandise inventories are subject to significant risk of obsolescence in the near-term, and management has the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves.

Inventory Shrinkage

The Company estimates its expected shrinkage of inventory between physical inventory counts by assessing the chain-wide average shrinkage experience rate, applied to the related periods’ sales volumes. Such assessments are updated on a regular basis for the most recent individual store experiences.

Sales Returns

The Company generally honors customer refunds within 30 days of the original purchase, with the supporting receipt. The Company estimates its reserve for likely customer returns based on the average refund experience in relation to sales for the related period. Due to the seasonality of the Company’s sales, the refund experience can vary, depending on the fiscal quarter of measurement.

Self-insurance

The Company is self-insured for certain losses relating to workers’ compensation, medical and general liability claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management’s estimates of the aggregate liability for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. Although management believes it has the ability to adequately record estimated losses related to claims, it is possible that actual results could significantly differ from recorded self-insurance liabilities.

Revenue Recognition

The Company recognizes revenue when sales transactions occur and customers take possession of the merchandise. A provision for anticipated merchandise returns is provided in the period during which the related sales are recorded.

Store Pre-opening Costs

Non-capital expenditures incurred in connection with start-up activities, including organizational costs, are expensed as incurred.

Store Closing Costs

The Company has recognized store-closing costs (primarily remaining lease obligations and disposals of property and equipment) at the time the plan for the related store closing or relocation was finalized. Beginning in fiscal 2003, the Company will recognize such costs at the time of the actual closing or relocation, in accordance with the new requirements of Statement of Financial Accounting Standards No. 146 (“SFAS 146”) (Note 17).

Cash and Cash Equivalents

The Company considers temporary cash investments, with a maturity of three months or less when purchased, to be cash equivalents.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term trade receivables and payables and long-term debt instruments, including capital leases. The carrying values of cash and cash equivalents, trade receivables and trade payables equal current fair value. The terms of the Company’s revolving credit agreement and term loan agreement include variable interest rates, which approximate current market rates.

Derivative Instruments and Hedging Activities

The Company complies with SFAS Nos. 133, 137, and 138 (collectively “SFAS 133”) pertaining to the accounting for derivatives and hedging activities. SFAS 133 requires the Company to recognize all derivative instruments in the balance sheet at fair value. SFAS 133 impacts the accounting for the Company’s interest rate swap agreement, which is designated as a cash flow hedge.

Inventories

The value of the Company’s inventories was determined using the lower of last-in, first-out (LIFO) cost or market. Inventories are not in excess of market value. Quarterly inventory determinations under LIFO are based on assumptions as to projected inventory levels at the end of the fiscal year, sales for the year and the rate of inflation/deflation for the year. If the first-in, first-out (FIFO) method of accounting for inventory had been used, inventories would have been approximately $5,267,000 and $6,631,000 higher than reported at December 28, 2002 and December 29, 2001, respectively.

Freight Costs

The Company incurs various types of transportation and delivery costs in connection with inventory purchases and distribution. Such costs are included as a component of the overall cost of merchandise.

Property and Equipment

Property and equipment are carried at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are amortized using the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter. The following estimated useful lives are generally applied:

Life

Buildings	30 — 35 years
Leasehold improvements	5 — 15 years
Furniture, fixtures and equipment	5 — 10 years
Computer software	3 — 5 years

Impairment of Long-Lived Assets

The Company complies with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in the recognition of asset impairment. Accordingly, the Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of the asset may not be recoverable. Impairment is recognized on assets classified as held and used when the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. Impairment on long-lived assets to be disposed of is recognized by writing down the related assets to their fair value (less costs to sell, as appropriate), when the criteria have been met for the asset to be classified as held for sale or disposal.

Advertising Costs

Advertising costs consist of expenses incurred in connection with newspaper circulars, television and radio, as well as direct mail, newspaper advertisements and other promotions. Expenses incurred are charged to operations at the time the related advertising first takes place. Advertising expenses net of vendor-provided funding for fiscal 2002, 2001 and 2000 were approximately $363,000, $5,012,000 and $8,063,000, respectively.

In the first quarter of fiscal 2003, the Company will adopt the provisions of the Emerging Issues Task Force (“EITF”) Issue No. 02-16 (“EITF 02-16”), “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor.” Upon adoption, vendor-provided funding will be recognized as a reduction of cost of sales as the related vendor’s purchased inventory is sold. The Company will implement the recognition requirements of this issue on a prospective basis in the first quarter of fiscal 2003 and has not yet determined the impact that adoption will have on its fiscal year-end 2003 financial position or results of operations. Adoption of this requirement will have no impact on cash flows.

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

Excess of Fair Value of Assets Acquired Over Cost

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 142, “Goodwill and Other Intangible Assets.” Under SFAS 142, goodwill amortization ceases when the new standard is adopted. The new rule also requires an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. The Company adopted this Statement in fiscal 2002, as required. At December 29, 2001, the Company had unamortized negative goodwill of $175,000 which was released into income in the first quarter of fiscal 2002.

Stock-based Compensation Plans

As permitted by SFAS 123, “Accounting for Stock-Based Compensation,” the Company has elected to account for its stock-based compensation plans under the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees.” Under APB No. 25, compensation expense would be recorded if the current market price of the underlying stock on the date of grant exceeded the exercise price. The Company has adopted the disclosure requirements of SFAS 123 and SFAS 148.

Net Income Per Share

The Company presents both basic and diluted earning per share (“EPS”) on the face of the income statement. As provided by SFAS 128, basic EPS is calculated as income available to common stockholders divided by the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method for options and warrants. All earnings per share data included in the consolidated financial statements and notes thereto have been restated to give effect to a two-for-one stock split (Note 9).

Reclassifications

Certain amounts in previously issued financial statements were reclassified to conform to fiscal 2002 presentations.

NOTE 2 — SIGNIFICANT ASSET PURCHASE:

On December 31, 2001, the Company, through a joint venture with Great American Group, Gordon Brothers Retail Partners, LLC and DJM Asset Management LLC, was the successful bidder at a liquidation bankruptcy auction for the buildings, improvements, fixtures and lease rights of certain retail stores formerly operated by Quality Stores, Inc., a debtor and debtor in possession under Chapter 11 of the United States Bankruptcy Code. The Company’s share of the bid totaled $34.0 million and was funded entirely through the Senior Credit Facility.

Under its agreement with the other joint venture partners, the Company acquired the buildings for 24 retail stores, assumed the building lease rights for 76 additional retail stores and acquired the related equipment, furniture and fixtures. The liquidation of the existing inventory by other members of the joint venture was completed in late February 2002, with the Company having conducted hiring, training, refurbishment and merchandising efforts throughout the first fiscal quarter. The transition of these locations, which was completed in the third quarter of fiscal 2002, included the opening of new stores as well as the relocation of existing stores into the newly acquired properties.

The Company intends to sell three excess buildings acquired in the purchase and is actively marketing these locations. The sale of these locations is expected within twelve months. The assigned value for these three locations is included as assets held for sale in the accompanying consolidated balance sheet at December 28, 2002 (Note 3).

NOTE 3 — ASSETS HELD FOR SALE:

Assets held for sale consists of certain buildings and properties that the Company either acquired through the significant asset purchase as described in Note 2 or that the Company vacated upon relocation of a store.

The Company applies the provisions of SFAS 144 to assets held for sale. SFAS 144 requires assets held for sale to be valued on an asset-by-asset basis at the lower of carrying amount or fair value less costs to sell. In applying these provisions, recent appraisals, valuations, offers and bids are considered. The Company recorded an impairment charge of $558,000 in 2002 to adjust the carrying value of certain property and equipment related to vacated stores to fair value, less costs to sell. In addition, in December 2002, the Company decided to retain an asset previously classified as an asset held for sale as the Company believes the geographic location of the property is favorable. The asset (approximately $1.7 million) was reclassified from assets held for sale to property and equipment.

The buildings and properties held for sale are separately presented as assets held for sale in the accompanying consolidated balance sheets. The assets are classified as current, as the Company believes they will be sold within the next twelve months and have met all the criteria for classification as held for sale pursuant to SFAS 144.

NOTE 4 — SENIOR CREDIT FACILITY:

In November 2000, the Company entered into a three-year unsecured senior revolving credit facility with Bank of America, N.A., as agent for a lender group (the “Senior Credit Facility”), whereby the Company was permitted to borrow up to $125.0 million. In October 2001, the Company extended its Senior Credit Facility by one year, thus extending the maturity to November 2004.

In August 2002, the Company entered into a replacement unsecured senior revolving credit facility with Bank of America, N.A. as agent for a lender group, expanding the maximum available borrowing from $125.0 million to $155.0 million, extending the maturity to February 2006 and increasing the number of participating banks from seven to ten. Of the total $155.0 million commitment at December 28, 2002, $3.9 million has been utilized for the issuance of letters of credit relating to insurance policies and import merchandise. The outstanding borrowings under this Senior Credit Facility totaled $33.5 million at December 28, 2002 and $15.1 million at December 29, 2001. The balance of funds available under the Senior Credit Facility may be utilized for borrowings and up to $46.1 million for additional letters of credit. The Senior Credit Facility bears interest at either the bank’s prime rate (4.25% at December 28, 2002) or the London Inter-Bank Offer Rate (“LIBOR”) (1.42% at December 28, 2002) plus an additional amount ranging from .75% to 1.5% per annum, adjusted quarterly based on Company performance (1.00% at December 28, 2002). The Company is also required to pay, quarterly in arrears, a commitment fee ranging from 0.20% to 0.35% per annum, adjusted quarterly based on Company performance, on the average daily unused portion of the credit line. There are no compensating balance requirements associated with the Senior Credit Facility.

The Senior Credit Facility contains certain restrictions regarding additional indebtedness; capital expenditures; business operations; guarantees; investments; mergers; consolidations and sales of assets; transactions with subsidiaries or affiliates; and liens. In addition, the Company must comply with certain quarterly restrictions (based on a rolling four-quarters basis) regarding net worth, leverage ratio, fixed charge coverage and current ratio requirements. The Company was in compliance with all covenants at December 28, 2002.

The Company had letters of credit outstanding totaling $3.9 million at both December 28, 2002 and December 29, 2001. These letters of credit were issued primarily for the purchase of inventory.

NOTE 5 — OTHER LONG-TERM DEBT:

In June 1998, the Company entered into a new loan agreement (the “Loan Agreement”) and term note (the “Term Note”) pursuant to which the Company borrowed $15 million. Until amended as discussed below, the Term Note carried interest at the rate of 6.75% per annum until its maturity in June 2005. The Term Note requires monthly payments equal to $178,572, plus accrued interest, through June 2005. There are no compensating balance requirements associated with the Loan Agreement. The Loan Agreement is unsecured. In November 2000, in connection with the closing of the Senior Credit Facility, the Company amended the Loan Agreement and Term Note to provide that the existing indebtedness both matures and bears interest under the same provision as that in the Senior Credit Facility and the restrictive covenants were modified to be the same as those in the Senior Credit Facility (Note 4).

In August 2002, in connection with the replacement of the Senior Credit Facility, the Company amended the Loan Agreement and Term Note. The terms of the agreement were amended to provide that the existing indebtedness would bear interest under the same provisions as that in the Senior Credit Facility and the restrictive covenants would be modified to be the same as those in the senior revolving credit facility (Note 4). The maturity date of the Loan Agreement and Term Note remained June 2005. The Company was in compliance with all covenants at December 28, 2002. Under the Loan Agreement and Term Note, the Company had $5.5 million outstanding at December 28, 2002 and $7.7 million outstanding at December 29, 2001, of which $2.1 million was classified as current in both years.

Future maturities of long-term debt, including long-term amounts under the Senior Credit Facility, as of December 28, 2002 are as follows:

2003	$2,142
2004	2,142
2005	1,253
2006	33,542

$39,079

In April 1988, the Company issued notes (the “Mortgage Notes”) pursuant to a Note Agreement, which was amended in April 1991, February 1992 and July 1993 (the “Mortgage Loan Agreement”). The Mortgage Notes bore interest at a minimum 10.32% rate until their scheduled maturity in January 2004. The Mortgage Notes required monthly payments, including interest, of approximately $109,000 through January 2004. As of December 30, 2000 the Mortgage Notes remaining balance was approximately $3,456,000 of which $1,004,000 was included in current maturities of long-term debt. In August 2001, the Company prepaid the remaining outstanding balance on the Mortgage Notes.

NOTE 6 — LEASES:

The Company leases the majority of its office and warehouse/distribution space, most of its retail store locations, transportation equipment and other equipment under various noncancelable operating leases. The leases have varying terms and expire at various dates through February 2029. The store leases typically have initial terms of between 10 and 15 years, with one to three renewal periods of five years each, exercisable at the Company’s option. Generally, most of the leases require the Company to pay taxes, insurance and maintenance costs.

Total rent expense for fiscal 2002, 2001 and 2000 was approximately $51,952,000, $36,733,000 and $31,620,000, respectively.

Future minimum payments, by year and in the aggregate, under leases with initial or remaining terms of one year or more consist of the following (in thousands):

	Capital	Operating
	Leases	Leases

2003	$579	$43,101
2004	536	40,161
2005	497	37,490
2006	166	34,215
2007	166	31,035
Thereafter	3,525	159,834

Total minimum lease payments	5,469	$345,836

Amount representing interest	(2,966)

Present values of net minimum lease payments	2,503
Less: current portion	(340)

Long-term capital lease obligations	$2,163

                         Assets under capital leases were as follows (in thousands):

	Dec. 28,	Dec. 29,
	2002	2001

Building and improvements	$3,756	$3,756
Less: accumulated depreciation	(2,051)	(1,889)

	$1,705	$1,867

NOTE 7 — DERIVATIVE FINANCIAL INSTRUMENTS:

The Company has entered into an interest rate swap agreement as a means of managing its interest rate exposure. This agreement has the effect of converting certain of the Company’s variable rate obligations to fixed rate obligations.

The Company complies with SFAS 133 and recognizes the fair value of the interest rate swap in its consolidated balance sheet. The Company regularly adjusts the carrying value of the interest rate swap to reflect its current fair value. The related gain or loss on the swap is deferred in stockholders’ equity (as a component of comprehensive income) to the extent that the swap was an effective hedge. The deferred gain or loss is recognized in income in the period in which the related interest rate payments being hedged have been recognized as an expense. However, to the extent that the change in value of an interest rate swap contract does not perfectly offset the change in the interest rate payments being hedged, the ineffective portion is immediately recognized as an expense. Net amounts paid or received are reflected as adjustments to interest expense.

The Company expects to recognize income of approximately $100,000 on interest rate swaps from accumulated other comprehensive loss to earnings over the next ten months.

NOTE 8 — INCOME TAXES:

The provision for income taxes consists of the following (in thousands):

	2002	2001	2000

Current tax expense:
Federal	$23,536	$13,159	$11,200
State	2,359	2,358	3,264

Total current	25,895	15,517	14,464

Deferred tax benefit:
Federal	(3,188)	(4,154)	(2,337)
State	(744)	(611)	(921)

Total deferred	(3,932)	(4,765)	(3,258)

Total provision	$21,963	$10,752	$11,206

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	Dec. 28,	Dec. 29,
	2002	2001

Current tax assets:
Inventory valuation	$4,174	$3,857
Interest rate swap	603	—
Accrued employee benefit costs	3,051	1,301
Other	2,538	1,921

	11,366	7,079

Current tax liabilities:
Inventory basis difference	(3,504)	(6,557)
Other	(78)	(696)

	(3,582)	(7,253)

Net current tax asset (liability)	$7,784	$(174)

Non-current tax assets:
Capital lease obligation basis difference	$1,181	$1,206
Fixed assets basis difference	—	904
Interest rate swap	—	902
Rent expenses in excess of cash payments required	2,824	2,188
Other	606	638

	4,611	5,838

Non-current tax liabilities:
Depreciation	(5,330)	(2,345)
Capital lease assets basis difference	(731)	(752)
Other	(134)	—

	(6,195)	(3,097)

Net non-current tax asset (liability)	$(1,584)	$2,741

Management has evaluated the need for a valuation allowance for all or a portion of the deferred tax assets and believes that all of the deferred tax assets will more likely than not be realized through the future earnings of the Company.

A reconciliation of the provision for income taxes to the amounts computed at the federal statutory rate is as follows (in thousands):

	2002	2001	2000

Tax provision at statutory rate	$21,257	$12,784	$9,659
Tax effect of:
State income taxes, net of federal tax benefit	634	1,369	1,577
Life insurance proceeds	—	(926)	—
Previously accrued income taxes	—	(2,500)	—
Amortization of negative goodwill	(61)	(63)	(73)
Other	133	88	43

	$21,963	$10,752	$11,206

The Company reevaluated its tax exposure during the quarter ended December 29, 2001 and, as a result of the favorable resolution of certain tax issues, along with the closing of open tax years, the Company reduced previously accrued income tax liabilities by $2.5 million.

NOTE 9 — CAPITAL STOCK:

The authorized capital stock of the Company consists of common stock and preferred stock. The Company is authorized to issue 100,000,000 shares of Common Stock. The Company is also authorized to issue 40,000 shares of Preferred Stock, with such designations, rights and preferences as may be determined from time to time by the Board of Directors.

On July 18, 2002, the Company’s Board of Directors approved a two-for-one split of the Company’s common stock. As a result, stockholders received one additional share on August 19, 2002 for each share held as of the record date of August 2, 2002. The par value of the Company’s common stock remains $0.008. All share and per share data included in the consolidated financial statements and notes thereto has been restated to give effect to the stock split.

NOTE 10 — COMPREHENSIVE INCOME:

Comprehensive income includes the change in the fair value of the Company’s interest rate swap agreement (expiring in November 2003), which qualifies for hedge accounting. Comprehensive income for each fiscal year is as follows (in thousands):

	2002	2001

Net income — as reported	$38,770	$25,774
Unrealized gain (loss) on interest rate swap agreement, net of tax effect of $299 provision and $902 credit in 2002 and 2001, respectively	449	(1,422	)*

Comprehensive income	$39,219	$24,352

*	Reflects cumulative effect upon initial adoption.

NOTE 11 — NET INCOME PER SHARE:

Net income per share is calculated as follows (in thousands, except per share amounts):

	2002

			Per Share
	Income	Shares	Amount

Basic net income per share:
Net income	$38,770	18,056	$2.15

Dilutive stock options outstanding		1,582

Diluted net income per share	$38,770	19,638	$1.97

	2001

			Per Share
	Income	Shares	Amount

Basic net income per share:
Net income	$25,774	17,648	$1.46

Dilutive stock options outstanding		433

Diluted net income per share	$25,774	18,081	$1.43

	2000

			Per Share
	Income	Shares	Amount

Basic net income per share:
Net income	$16,390	17,564	$0.93

Dilutive stock options outstanding		—

Diluted net income per share	$16,390	17,564	$0.93

Anti-dilutive stock options excluded from the above calculations totaled 609,328 and 1,723,076 in 2001 and 2000, respectively. There were no anti-dilutive stock options excluded from the calculations for fiscal 2002.

NOTE 12 — RELATED PARTY TRANSACTIONS:

In 1986, the Company entered into capitalized sale-leaseback transactions with certain officers and directors of the Company for three of its stores. The Company sold, leased back and provided the financing for these properties at estimated fair values. The related gains arising from the sale of these properties have been deferred and are being amortized on a straight-line basis over the terms of the related leases. Properties under capital leases acquired through sale-leaseback transactions have been reduced by the related deferred gains on the properties and are classified with property and equipment. The leases have basic terms of 20 years with options to renew for two successive five-year terms. The Company has an option to purchase the leased properties after December 31, 1995. The officers and directors have repaid their outstanding obligations under these notes to the Company. In June 2000, the Company closed operations at one of these facilities. In December 2000, the Company paid $200,000 to terminate the lease on that facility. The balance of the remaining two capitalized lease obligations, included in total capital lease obligations, was $334,000 and $423,000 at December 28, 2002 and December 29, 2001, respectively. Rent payments under these leases were approximately $171,000 in fiscal 2002, 2001 and 2000.

Prior to fiscal 2001, the Company leased its management headquarters from a partnership in which certain stockholders of the Company are general partners. In December 2000, the management headquarters was sold to an unrelated third party. Rent payments made to related parties under this lease totaled $385,000 in fiscal 2000.

NOTE 13 — RETIREMENT BENEFIT PLANS:

The Company has a defined contribution benefit plan, the Tractor Supply Company Restated 401(k) Retirement Plan (the “Plan”), which provides retirement and other benefits for the Company’s employees. Employees become eligible for participation at age 21 and upon completion of 12 consecutive months of employment and 1,000 or more hours of service. The Company matches (in cash) 100% of the employee’s elective contributions up to 3% of the employee’s compensation plus 50% of the employee’s elective contributions from 3% to 6% of the employee’s compensation. In no event shall the total Company match made on behalf of the employee exceed 4.5% of the employee’s compensation. Effective in fiscal 2000, all current employer contributions are immediately 100% vested. Company contributions to the Plan during fiscal 2002, 2001 and 2000 were approximately $1,397,000 (net of applied forfeitures of $48,000), $1,022,000 (net of applied forfeitures of $98,000) and $521,000 (net of applied forfeitures of $677,000), respectively.

In fiscal 2002, the Company began offering, through a deferred compensation program, the opportunity for certain qualifying employees to elect a deferral of up to 40% of their annual base salary and up to 100% of their annual incentive under their respective incentive programs. To be eligible for the salary deferral, each participant must contribute the maximum amount of salary to the Company’s 401(k) Plan subject to the Company’s match. Under the deferred compensation program, the participants’ salary deferral is matched by the Company, 100% on the first 3% of base salary contributed and 50% on the next 3% of base salary contributed. Each participant’s account earns simple annual interest at the prime rate as in effect on January 1 each year. Each participant is fully vested in all amounts credited to their deferred compensation account. Payments under the program are made within 30 days following the earlier of the participant’s (i) death, (ii) retirement, (iii) total and permanent disability, (iv) termination of employment with the Company or (v) some other date designated by the participant at the time of the initial deferral. Payments are made in cash and shall be paid in ten annual installments or in a single lump sum payment, at the election of the participant. The Company’s contribution, including accrued interest, was $93,000 for fiscal 2002.

NOTE 14 — STOCK-BASED COMPENSATION PLANS:

Fixed Stock Option Plan

The Company has stock option plans for officers, directors (including non-employee directors) and key employees which reserve 4,000,000 shares of common stock for future issuance. According to the terms of the plans, the per share exercise price of options granted shall not be less than the fair market value of the stock on the date of grant and such options will expire no later than ten years from the date of grant. In the case of a stockholder owning more than 10% of the outstanding voting stock of the Company, the exercise price of an incentive stock option may not be less than 110% of the fair market value of the stock on the date of grant and such options will expire no later than five years from the date of grant. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable on a tax deferred basis for the first time by an individual in any calendar year may not exceed $100,000. Options granted prior to fiscal 2002 generally vest one-third each year beginning on the third anniversary date of the grant and expire after ten years, provided, however, that options granted to non-employee directors vest one-third each year beginning on the first anniversary of the grant. All options granted after fiscal 2001 vest one-third each year beginning on the first anniversary of the grant.

     Plan activity is summarized as follows:

	Number of	Weighted Average
	Shares	Exercise Price

Outstanding at January 1, 2000	1,203,000	$10.57
Granted	742,000	$7.06
Canceled	(271,334)	$9.51

Outstanding at December 30, 2000	1,673,666	$9.19

Exercised	(132,878)	$9.30
Granted	792,000	$6.71
Canceled	(239,366)	$9.02

Outstanding at December 29, 2001	2,093,422	$8.26

Exercised	(409,905)	$10.25
Granted	622,800	$18.22
Canceled	(36,000)	$11.53

Outstanding at December 28, 2002	2,270,317	$10.59

The following table summarizes information concerning currently outstanding and exercisable options:

			Options Outstanding

			Weighted
			Average	Weighted
			Remaining	Average
	Range of	Number	Contractual	Exercise	Options
Year	Exercise Prices	Outstanding	Life	Price	Exercisable

1994	$10.75 - $13.50	4,000	1.36	$12.13	4,000
1995	$10.65 - $11.06	4,000	2.08	$11.06	4,000
1996	$10.69 - $12.56	11,666	3.07	$10.69	11,666
1997	$8.87 - $10.00	82,427	4.61	$9.15	82,427
1998	$7.22 - $12.15	11,337	5.17	$9.40	8,366
1999	$12.90 - $13.37	211,287	6.07	$12.92	81,155
2000	$7.47 - $ 7.58	512,000	7.09	$7.47	12,060
2000	$4.48	100,000	7.84	$4.48	—
2001	$6.71	725,600	8.08	$6.71	5,280
2002	$17.82 - $19.60	601,000	8.24	$18.11	—
2002	$28.44	7,000	9.55	$28.44	—

Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS 123, the Company’s pro forma net income and net income per share, for fiscal 2002, 2001 and 2000, would have been as follows (in thousands, except per share amounts):

	2002	2001	2000

Net income — As reported	$38,770	$25,774	$16,390
Pro forma compensation expense, net of tax	(1,836)	(922)	(723)

Net income — Pro forma	$36,934	$24,852	$15,667

Net income per share — basic:
As reported	$2.15	$1.46	$0.93
Pro forma	$2.05	$1.41	$0.89
Net income per share — diluted:
As reported	$1.97	$1.43	$0.93
Pro forma	$1.88	$1.38	$0.89

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

	2002	2001	2000

Expected volatility	43.6%	43.8%	39.8%
Risk-free interest rate	5.0%	5.1%	5.5%
Average expected life (years)	7.1	7.5	7.25
Dividend yield	0%	0%	0%
Weighted average fair value	$9.74	$3.71	$3.55

Employee Stock Purchase Plan

The Company provides an Associate Stock Purchase Plan (the “ASPP”) whereby eligible employees of the Company have the opportunity to purchase, through payroll deductions, shares of common stock of the Company at a 15% discount. Pursuant to the terms of the ASPP, the Company issued 35,687, 69,430 and 46,842 shares of common stock in fiscal 2002, 2001 and 2000, respectively.

NOTE 15 — GAIN ON PROCEEDS FROM LIFE INSURANCE:

In April 2001, a former executive of the Company, on whom the Company carried a life insurance policy, passed away. As a result of the related coverage, the Company realized a $2.2 million gain on the life insurance proceeds.

NOTE 16 — CONTINGENCIES:

Litigation

The Company is involved in various litigation arising in the ordinary course of business. After consultation with legal counsel, management expects these matters will be resolved without material adverse effect on the Company’s consolidated financial position or results of operations. Any estimated loss has been adequately provided in accrued liabilities to the extent probable and reasonably estimable. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in circumstances relating to these proceedings.

Environmental Matters

In connection with certain contaminated leased properties that the Company relocated from in 2002, the Company has agreed to indemnify property owners with respect to environmental liabilities associated with the use of those properties, as defined in the related lease agreements. During fiscal 2002, the Company has not paid or accrued material amounts related to these properties. Because of the uncertainties associated with environmental assessment and remediation activities, the Company’s future expenses to remediate the currently identified sites could be higher than amounts accrued. Future expenditures for environmental remediation may be affected in the near-term by identification of additional contaminated sites, the level and type of contamination found and the extent and nature of cleanup activities required.

NOTE 17 — RECENTLY ISSUED ACCOUNTING STANDARDS:

In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections,” which required gains and losses from extinguishment of debt to no longer be classified as extraordinary items net of related income tax effect. SFAS 145 requires that extinguishment gains or losses be classified as ordinary gains or losses and that all such gains or losses in prior periods be reclassified to ordinary gain or loss in comparative financial statements. SFAS 145, which applies to all entities, is effective for fiscal years beginning after May 15, 2002. The Company expects that the adoption of SFAS 145 during fiscal 2003 will have no impact on the Company’s financial position or results of operations.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” requiring that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146, which applies to all entities, is effective for exit or disposal activities that are initiated after December 31, 2002. The Company expects that the adoption of SFAS 146 during fiscal 2003 will not materially impact the Company’s financial position or results of operations.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 02-16 (“EITF 02-16”), “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor.” This issue involves the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor’s products or for the promotion of sales of the vendor’s products. The EITF concluded that such consideration received from vendors should be reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs. Prior to adopting this pronouncement, the Company classified all vendor-provided marketing support funds as a reduction in selling, general and administrative expenses. Upon adoption, these funds received from vendors will be recognized as a reduction of cost of sales as the related vendor’s purchased inventory is sold. As clarified by the EITF in January 2003, this issue is effective for arrangements with vendors initiated on or after January 1, 2003. The Company will implement the recognition requirements of this issue in the first quarter of fiscal 2003 and has not yet determined the impact that adoption will have on its fiscal year-end 2003 financial position or results of operations. Adoption of this requirement will have no impact on cash flows.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which amends SFAS 123 “Accounting for Stock-Based Compensation.” SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. SFAS 148 is effective for financial statements issued for fiscal years ending after December 15, 2002, and interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company has elected to account for its stock-based compensation plans under the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, as disclosed in Note 14 of Notes to Consolidated Financial Statements and does not utilize the fair value method. However, the Company has adopted the disclosure requirements of SFAS 123 and has adopted the additional disclosure requirements as specified in SFAS 148 in fiscal 2002.

SEATED, Left to Right: Pete Brad, Joe Scarlett, Jim Wright
STANDING, Left to Right: Cynthia Jamison, Joe Rodgers, Sam Reed, Gerry Jones, Joe Maxwell, Tom Flood

JOE SCARLETT	TOM FLOOD	JOE MAXWELL
Chairman of the Board	Retired Senior Vice President	Retired Vice President
Chief Executive Officer	Tractor Supply Company	Tractor Supply Company
Tractor Supply Company
	CYNTHIA JAMISON(1)(2)*(3)	SAM REED(2)(3)(4)*
JIM WRIGHT	Partner	Retired Vice Chairman and
President	Tatum CFO Partners,LLP	Director
Chief Operating Officer		Kellogg Company
Tractor Supply Company	GERRY JONES(3)*
	Of Counsel to	JOE RODGERS(1)(2)(4)
PETE BRAUD(1)*(4)	Shipman & Goodwin,LLP	Chairman of the Board
Retired Chief Financial Officer		The JMR Group
Service Merchandise Company, Inc.		Former U.S. Ambassador to France
President and Director, Braud
Design/Build, Inc.

(1) AUDIT COMMITTEE      (2) COMPENSATION COMMITTEE      (3) NOMINATING COMMITTEE
(4) CORPORATE GOVERNANCE COMMITTEE      * Committee Chairperson

	JOE SCARLETT		JIM WRIGHT
	Chairman of the Board		President
	Chief Executive Officer		Chief Operating Officer

JERRY BRASE		CAL MASSMANN		STAN RUTA
Senior Vice President		Senior Vice President		Senior Vice President
Merchandising		Chief Financial Officer		Store Operations

CORPORATE ADDRESS
Tractor Supply Company
320 Plus Park Blvd., Nashville, TN 37217
615.366.4600

INTERNET ADDRESS
www.myTSCstore.com

TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N.A.
Post Office Box 43010, Providence, RI 02940-3010

INDEPENDENT AUDITORS
Ernst & Young LLP
SunTrust Financial Center, Suite 1100
424 Church St., Nashville, TN 37219-3302

STOCK EXCHANGE LISTING
The Nasdaq National Market Ticker Symbol: TSCO

ANNUAL MEETING
April 17, 2003 at 10:00 a.m.
Tractor Supply Company Store Support Center
320 Plus Park Blvd., Nashville, TN 37217

NUMBER OF STOCKHOLDERS
As of January 31, 2003 there were approximately 100 stockholders of record. This number excludes an estimated 12,000 individual stockholders holding stock under nominee security position listings.

FORM 10-K
A copy of the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available on the Company website, and can be sent to any stockholder upon written request to the Company.

QUARTERLY STOCK PRICE RANGE*

	FISCAL 2002

	HIGH	LOW

QUARTER 1	$23.30	$16.35
QUARTER 2	$36.62	$22.80
QUARTER 3	$36.10	$25.39
QUARTER 4	$45.50	$28.10

	FISCAL 2001

	HIGH	LOW

QUARTER 1	$7.47	$4.25
QUARTER 2	$8.23	$6.75
QUARTER 3	$12.24	$7.40
QUARTER 4	$17.49	$8.73

*        adjusted to reflect stock split

OUT HERE, A CAN-DO ATTITUDE GOES A LONG WAY.

Tractor Supply Company believes giving back to the community is important. That’s why we take the can-do attitude our customers value outside the store walls to share it with our community.

We have supported the Future Farmers of America (FFA) for 18 consecutive years by funding the organization and sponsoring events on both state and national levels. Supporting the National FFA Career Show and Convention allows Tractor Supply Company to reach the large and important audience of young people who are interested in agriculture and exposes the Company to potential new team members!

The Company’s Store Support Center was a pacesetter this year with our goal and commitment to the United Way Fund. We began our campaign early and exceeded our goals in participation and donations. The number of pledges and total dollars contributed increased significantly over last year—our team member participation was 90%, a 27% increase, and our contribution total increased nearly 61%. Tractor Supply Company is proud to be recognized in the United Way’s Circle of Honor, which distinguishes those companies with campaigns that embrace the spirit of the giving philosophy in many different areas. The greatest reward of all is in knowing that Tractor Supply Company has made a difference in our community.

In November 2002, Company team members volunteered their Saturday for a “Farm Clean-Up Day” at the Saddle Up! facility in the Nashville area. Saddle Up! is a United Way organization that provides a therapeutic horseback-riding program for physically and mentally challenged children. Over 35 Store Support Center team members pulled out their boots and gloves and spent the day painting a barn, mowing and trimming fields, cleaning out fence rows and even mucking stalls. A big pat on the back goes to everyone who volunteered to help!

Tractor Supply Company also sponsored the Cheekwood Botanical Garden Rare and Native Plant Auction in October 2002. Company banners and heavy duty wagons were used to promote our sponsorship. This weekend event was designed to attract hobby gardeners in the Nashville area and consisted of a garden tour, dinner, silent auction and a series of gardening workshops.

Each year, our stores participate in local charities and fund raising events within their areas. The 4-H Hog Roast and Car Show, FFA and 4-H Youth Fair, Fall Festival, Harvest Days, Horse Expo, Red Cross Blood Drives and the Annual Lock-up for the Muscular Dystrophy Association are just a few of the events our stores have hosted this past year. What a way to show our can-do attitude to the community!